

BAUSCH+
Health









Bausch Health Companies Inc.
2022 ANNUAL REPORT

Forward-looking Statements

This annual report contains forward-looking information and statements, within the meaning of applicable securities laws (collectively, "forward-looking statements"), including, but not limited to, statements relating to the Company's: future prospects and performance, financial guidance, proposed plan to fully separate its eye health business, including the timing thereof, management of its balance sheet, generation of cash, ability to launch and commercialize new products, ability to enforce and defend its XIFAXAN® intellectual property rights, and other corporate and strategic transactions. Forward-looking statements may generally be identified by the use of the words "anticipates," "hopes," "expects," "intends," "plans," "should," "could," "would," "may," "believes," "estimates," "potential," "target," or "continue" and positive and negative variations or similar expressions, and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result, and similar such expressions also identify forward-looking information. These forward-looking statements, including the Company's 2023 financial outlook and full-year guidance, are based upon the current expectations and beliefs of management and are provided for the purpose of providing additional information about such expectations and beliefs, and readers are cautioned that these statements may not be appropriate for other purposes. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in these forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties discussed in the Company's most recent annual and quarterly reports and detailed from time to time in the Company's other filings with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, which risks and uncertainties are incorporated herein by reference. They also include, but are not limited to, risks and uncertainties relating to the Company's proposed plan to fully separate its eye health business from the remainder of Bausch Health. In particular, the Company can offer no assurance that any spinoff transaction will occur at all, or that any spinoff or other separation transaction will occur on the terms and timelines anticipated by the Company. They also include risks and uncertainties related to the uncertainty of commercial success for new and existing products; challenges to patents; challenges to the Company's ability to enforce and defend against challenges to its patents; the impact of patent expirations and the ability of the company to successfully execute strategic plans. They also include risks and uncertainties related to the challenges the Company faces as a result of the closing of the initial public offering of Bausch + Lomb (the "B+L IPO"), including the transitional services being provided by and to the Bausch + Lomb entity, any potential actual or perceived conflict of interest of some of our directors and officers because of their equity ownership in Bausch + Lomb and/or because they also serve as directors or officers of Bausch + Lomb and our ability to timely consolidate the financial results of the Bausch + Lomb business. They also include, but are not limited to, risks and uncertainties caused by or relating to the COVID-19 pandemic, the fear of that pandemic, the availability and effectiveness of vaccines for COVID-19, (including current or future variants and subvariants), COVID-19 vaccine immunization rates, the emergence of variant and subvariant strains of COVID-19, and the potential effects of that pandemic, the severity, duration and future impact of which are highly uncertain and cannot be predicted, and which may have a material adverse impact on the Company. They also include economic factors, such as interest rate, inflation rate and currency exchange rate fluctuations; and competition, including technological advances, new products and patents attained by competitors. Additional information regarding certain of these material factors and assumptions may be found in the Company's filings described above. The Company believes that the material factors and assumptions reflected in these forward-looking statements are reasonable in the circumstances, but readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Bausch Health undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect actual outcomes, unless required by law.

BAUSCH + Health

Dear Shareholders,

Over the past year, we have made significant progress building a global healthcare company, with leadership and strength in gastroenterology, hepatology, aesthetics, neurology, dermatology and dentistry.

Our new leadership team established four priorities; driving growth through operational excellence, creating a high-performance culture, strengthening focus and operational precision across R&D and business development, as well as unlocking value through innovation and strategic alternatives.

I am proud of all that we have accomplished in 2022:

- Bausch Health (excluding B + L) revenues totaled $4.36 billion and adjusted EBITDA was $2.32 billion, a margin of 53.2%.
    - Salix delivered full-year revenue of $2.1 billion.
    - International delivered full-year revenue of $988 million.
    - Solta Medical delivered full-year revenue of $300 million.
    - Diversified delivered full-year revenue of $978 million.
- The company's balance sheet has improved with a significant reduction in debt during the year including a $3.2 billion debt reduction in Bausch Health (excluding B+L) since the IPO of Bausch & Lomb in May 2022.

2023 Growth Drivers

Building on our second half momentum, we see a solid outlook for 2023.

We see a sizable opportunity to accelerate the growth of XIFAXAN®. We are significantly increasing our investment in direct-to-consumer (DTC) advertising, new sales force capabilities and leveraging artificial intelligence and machine learning. To solidify XIFAXAN's strong value proposition, we have pipeline programs for rifaximin underway, including a global development program for RED-C: for the prevention of the first episode of hepatic encephalopathy, a complication associated with having cirrhosis.

Our international business is made up of several branded and generic products and continues to be well positioned for growth. In Canada, we are focusing our 2023 efforts on profitable growth in dermatology, and in Europe we will use HCP education, enhanced digital engagement and continuous internal training to drive customer engagement. We have several planned product launches and line extensions, along with continued business development.

Furthermore, Solta Medical is a strong and durable business with significant growth potential. We continue to invest in expanding our presence in key markets, including through broadening the reach of our direct-to-consumer campaign in the U.S., the geo expansion of Thermage FLX and the strengthening of our sales force in Europe. With the lifting of the COVID restrictions in

China, we are optimistic about the recovery in the volume of treatment procedures both in China and the Asia markets.

For our Diversified portfolio, in dermatology, the FDA has accepted our new drug application for IDP-126, the first triple combination product for the treatment of acne vulgaris, and we are finalizing launch plans for this product, if approved. We reinforced our commercial efforts in Dentistry behind our core product, Arestin®, which led to an acceleration in growth in the second half of 2022, which we expect to continue in 2023.

Creating Long-Term Value

As we stand up the new Bausch Health, I want to reinforce that our leadership team is laser-focused on driving sales and EBITDA growth, developing a high-performance, results-oriented culture, a keen focus and operating rigor behind R&D and business development, and creating value through strategic alternatives.

We appreciate the support of our shareholders and look forward to seeing these efforts come to fruition in 2023 and beyond.

Sincerely,



Thomas J. Appio, Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended   December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 001-14956

Bausch Health Companies Inc.
(Exact Name of Registrant as Specified in its Charter)

British Columbia , Canada	**98-0448205**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2150 St. Elzéar Blvd. West, Laval, Québec, Canada H7L 4A8
(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code **(514) 744-6792**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, No Par Value	**BHC**	**New York Stock Exchange , Toronto Stock Exchange**

Securities registered pursuant to section 12(g) of the Act:

None
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or Section 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer (Do not check if a smaller reporting company)	☐	Smaller reporting company	☐	Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Securities Act Section 12(b), indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to Exchange Act Section 10D-1(b). Yes ☐ No ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the common shares held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed second fiscal quarter was $2,507,122,217 based on the last reported sale price on the New York Stock Exchange on June 30, 2022.

The number of outstanding shares of the registrant's common stock as of February 17, 2023 was 362,037,191.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates certain information by reference from the registrant's proxy statement for the 2023 Annual Meeting of Shareholders. Such proxy statement will be filed no later than 120 days after the close of the registrant's fiscal year ended December 31, 2022.

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TABLE OF CONTENTS

GENERAL INFORMATION

Basis of Presentation

General

Except where the context otherwise requires, all references in this Annual Report on Form 10-K ("Form 10-K") to the "Company", "we", "us", "our" or similar words or phrases are to Bausch Health Companies Inc. and its subsidiaries, taken together. In this Form 10-K, references to "$" or "USD" are to United States dollars, references to "€" are to Euros, and references to "CAD" are to Canadian dollars. Unless otherwise indicated, the statistical and financial data contained in this Form 10-K are presented as of December 31, 2022.

Trademarks

This Form 10-K contains trademarks, trade names and service marks that are the property of the Company, as well as, for informational purposes, trademarks, trade names, and service marks that are the property of other organizations. Solely for convenience, certain trademarks, trade names, and service marks referred to in this report appear without the ®, ™ and SM symbols, but those references are not intended to indicate that we or the applicable owner, as the case may be, will not assert, to the fullest extent under applicable law, our or their rights to such trademarks, trade names, and service marks.

Forward-Looking Statements

Caution regarding forward-looking information and statements and "Safe-Harbor" statements under the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws:

This Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of applicable Canadian securities laws (collectively, "forward-looking statements"), as described in more detail under the heading "Forward-Looking Statements" in Item 7 of Part II of this Form 10-K. Additional information about these statements and about the material factors or assumptions underlying such forward-looking statements may be found under Item 1A. "Risk Factors" in this Form 10-K and in the Company's other filings with the U.S. Securities and Exchange Commission (the "SEC") and the Canadian Securities Administrators (the "CSA"). When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the aforementioned factors and other uncertainties and potential events. These forward-looking statements speak only as of the date made. We undertake no obligation to update or revise any of these forward-looking statements to reflect events or circumstances after the date of this Form 10-K or to reflect actual outcomes, except as required by law. We caution that, as it is not possible to predict or identify all relevant factors that may impact forward-looking statements, the factors referred to in this Form 10-K are not exhaustive and should not be considered a complete statement of all potential risks and uncertainties.

PART I

Item 1. Business

Introduction

Bausch Health Companies Inc. ("we", "us", "our", the "Company" or "Bausch Health") is a multinational, specialty pharmaceutical and medical device company that develops, manufactures and markets, primarily in the therapeutic areas of gastroenterology ("GI") and dermatology, a broad range of branded, generic and branded generic pharmaceuticals, over-the-counter ("OTC") products and medical aesthetic devices and, through its majority ownership of Bausch + Lomb Corporation ("Bausch + Lomb"), branded, and branded generic pharmaceuticals, OTC products and medical devices (contact lenses, intraocular lenses, ophthalmic surgical equipment) in the therapeutic area of eye health. The Company's products are marketed directly or indirectly in approximately 100 countries.

Our portfolio of products falls into five reportable segments: (i) Salix, (ii) International, (iii) Solta Medical, (iv) Diversified Products and (v) Bausch + Lomb. These segments are discussed in detail in Note 22, "SEGMENT INFORMATION" to our audited Consolidated Financial Statements. The following is a brief description of the Company's segments:

- ***The Salix segment*** consists of sales in the U.S. of GI products. Sales of the Xifaxan® product line represented approximately 80% of the Salix segment's revenues.

- ***The International segment*** consists of sales, with the exception of sales of Bausch + Lomb products and Solta aesthetic medical devices, outside the U.S and Puerto Rico of branded pharmaceutical products, branded generic pharmaceutical and OTC products.

- ***The Solta Medical segment*** consists of global sales of Solta Medical ("Solta") aesthetic medical devices.

- ***The Diversified Products segment*** consists of sales in the U.S. of: (i) pharmaceutical products in the areas of neurology and certain other therapeutic classes, (ii) generic products, (iii) Ortho Dermatologics (dermatological products) and (iv) dentistry products.

- ***The Bausch + Lomb segment*** consists of global sales of Bausch + Lomb Vision Care, Surgical and Ophthalmic Pharmaceuticals products.

For additional discussion of our reportable segments, see the discussion in Item 1. "Business — Segment Information" and Note 22, "SEGMENT INFORMATION" to our audited Consolidated Financial Statements for further details on these reportable segments.

Separation of the Bausch + Lomb Eye Health Business

On August 6, 2020, we announced our plan to separate our eye health business consisting of our Bausch + Lomb Global Vision Care (formerly Vision Care/Consumer Health), Global Surgical and Global Ophthalmic Pharmaceuticals businesses into an independent publicly traded entity, Bausch + Lomb, separate from the remainder of Bausch Health (the "B+L Separation"). During May 2022, a wholly owned subsidiary of the Company (the "Selling Shareholder") sold shares of Bausch + Lomb pursuant to the initial public offering ("IPO") of Bausch + Lomb (the "B+L IPO"). The underwriters partially exercised the over-allotment option granted by the Selling Shareholder.

The Company indirectly holds 310,449,643 common shares of Bausch + Lomb, which represents approximately 89% of Bausch + Lomb's outstanding common shares. We continue to believe that completing the B+L Separation makes strategic sense. The completion of the B+L Separation is subject to the achievement of targeted debt leverage ratios and the receipt of applicable shareholder and other necessary approvals. We continue to evaluate all factors and considerations related to the B+L Separation, including the effect of the Norwich Legal Decision (see "*Xifaxan® Paragraph IV Proceedings*" of Note 20, "LEGAL PROCEEDINGS" to our audited Consolidated Financial Statements) on the B+L Separation.

The B+L Separation, if consummated, will result in two separate, independent companies:

- **Bausch Health excluding Bausch + Lomb** - a diversified pharmaceutical company with leading positions in gastroenterology, hepatology, dermatology, neurology and international pharmaceuticals, and aesthetic medical devices. The remaining pharmaceutical entity will comprise a diversified portfolio of our leading durable brands across the Salix, International, dentistry, neurology, medical dermatology and generics, and aesthetic medical devices businesses; and

- **Bausch + Lomb** - a fully integrated, "pure play" eye health company built on the iconic Bausch + Lomb brand and long history of innovation.

We believe the B+L IPO was a large step in creating two attractive but dissimilar businesses. As independent entities, management believes that each company will be better positioned to individually focus on its core businesses to drive additional growth, more effectively allocate capital and better manage its respective capital needs. Further, the B+L Separation will allow us and the market to compare the operating results of each entity with other "pure play" peer companies. Although management believes the B+L Separation will unlock value, there can be no assurance that it will be successful in doing so.

At the time of our announcement of the B+L Separation, we emphasized that it is important that the post-separation entities be well capitalized, with appropriate leverage and with access to additional capital, if and when needed, to provide each entity with the ability to independently allocate capital to areas that will strengthen their own competitive positions in their respective lines of business and position each entity for sustainable growth. Therefore, we see the appropriate capitalization and leverage of these businesses post-separation as a key to maximizing value across our portfolio of assets and, as such, it is a primary objective of our plan of separation. For additional details on the B+L Separation, see "Separation of the Bausch + Lomb Eye Health Business" in Note 2, "SIGNIFICANT ACCOUNTING POLICIES" to our audited Consolidated Financial Statements.

Business Strategy

Our strategy is to focus our business on core therapeutic classes and geographies that offer attractive growth opportunities. Within our chosen therapeutic classes, we prioritize durable products which we believe have the potential for strong operating margins and evidence of growth opportunities. We have found and continue to believe there is significant opportunity in each of our businesses and we believe our existing portfolio, commercial footprint and pipeline of product development projects position us to successfully compete in these markets and provide us with the greatest opportunity to build value for our shareholders.

We believe we have a well-established diversified product portfolio across all our businesses that provides a sustainable revenue stream to fund our operations. Our continued success is dependent upon our ability to refresh our pipeline on an ongoing basis and bring new product solutions to the market that meet changing demands and replace other products that have lost momentum. We have a robust pipeline that we believe not only provides for the next generation of our existing products but is also poised to bring new and innovative solutions to market.

We have focused our research and development ("R&D") to advance development programs that we believe will drive growth in our core businesses, while creating efficiencies in our R&D efforts and expenses. Although we primarily rely on our R&D organization to build-out and refresh our product portfolio, to supplement those efforts, we continually seek out opportunities, such as co-promotions, licensing agreements and strategic acquisitions, to leverage our commercial footprint, particularly our sales force, by strategically aligning ourselves with other innovative product solutions that, when coupled with our existing product portfolio, address specific needs in the market. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview — Focus on Core Businesses" of this Form 10-K.

Segment Information

Our revenues for 2022, 2021 and 2020 were $8,124 million, $8,434 million and $8,027 million, respectively. We have approximately 1,100 products in our portfolio of products, which fall into five reportable segments: (i) Salix, (ii) International, (iii) Solta Medical, (iv) Diversified Products and (v) Bausch + Lomb. Segment revenues for the years 2022, 2021 and 2020 were as follows:

(in millions)	2022 Amount	Pct.	2021 Amount	Pct.	2020 Amount	Pct.
Salix	$ 2,090	26 %	$ 2,074	24 %	$ 1,904	24 %
International	988	12 %	1,166	14 %	1,181	15 %
Solta Medical	300	4 %	308	4 %	253	3 %
Diversified Products	978	12 %	1,121	13 %	1,274	16 %
Bausch + Lomb	3,768	46 %	3,765	45 %	3,415	42 %
Total revenues	$ 8,124	100 %	$ 8,434	100 %	$ 8,027	100 %

Comparative segment information for 2022, 2021 and 2020 is further presented in Note 22, "SEGMENT INFORMATION" to our audited Consolidated Financial Statements.

Salix

The Salix segment consists of sales in the U.S. of GI products and includes our Xifaxan® product. We have been making investments in our Salix business since 2017, including: (i) hiring 200 trained and experienced sales representatives to expand the commercial field force for Xifaxan®, (ii) increasing the focus on the development of next generation formulations of our Salix products to address new indications, (iii) completing the strategic acquisition of certain assets of Synergy Pharmaceuticals Inc. ("Synergy"), which included the Trulance® product, and (iv) increasing the number of sales force representatives for Trulance®. In addition, we have entered into licensing agreements for investigational products, which, once developed and if approved by the FDA, will be new treatments for certain GI and liver diseases and we anticipate will contribute to our future growth. Each of these opportunities potentially provides us with the ability to expand our GI portfolio and allows us to leverage our existing GI sales force, supply channel and distribution channel.

On August 10, 2022, the Norwich Legal Decision was issued, that held, among other matters, that certain U.S. Patents protecting the composition and use of Xifaxan® for treating IBS-D were invalid. On August 16, 2022, the Company appealed this decision and intends to vigorously defend its Xifaxan® intellectual property. See "*Xifaxan® Paragraph IV Proceedings*" of Note 20, "LEGAL PROCEEDINGS" for details of this litigation matter and the Company's response.

Currently our principal products in the Salix segment (including products of our third-party co-promotion partners) include:

- Xifaxan® which includes: (i) tablets indicated for the treatment of irritable bowel syndrome with diarrhea ("IBS-D") in adults and for the reduction in risk of overt hepatic encephalopathy recurrence in adults and (ii) tablets indicated for the treatment of travelers' diarrhea caused by noninvasive strains of Escherichia coli in patients 12 years of age and older. Our Xifaxan® product accounted for revenues of $1,692 million, $1,644 million and $1,482 million for 2022, 2021 and 2020, respectively.

- Glumetza® (metformin hydrochloride) extended release tablets are indicated as an adjunct to diet and exercise to improve glycemic control in adults with type 2 diabetes mellitus.

- Relistor® (methylnaltrexone) is given to adults who use narcotic medicine to treat severe chronic pain that is not caused by cancer to prevent constipation without reducing the pain-relieving effects of the narcotic.

- Trulance® (plecanatide) is a once-daily tablet for adults with chronic idiopathic constipation, or CIC, and irritable bowel syndrome with constipation, or IBS-C.

International

Our International business includes, with the exception of our Bausch + Lomb and Solta products, sales in Canada, Europe, Asia, Latin America, Africa and the Middle East of branded pharmaceutical products, branded generic pharmaceutical products and OTC products, which in aggregate accounted for approximately 12%, 14% and 15% of our Company's revenues for 2022, 2021 and 2020, respectively. Our principal products in this segment include:

- Bisocard® (bisoprolol fumarate) is an orally administered tablet dosed once daily for patients with hypertension, angina pectoris or heart failure and is a leading brand in Poland.

- Thrombo ASS® (gastroprotective coated form of acetylsalicylic acid 50mg and 100mg) is an antithrombotic agent dosed once daily for secondary prophylaxis of thrombotic complications after such events as a stroke or heart attack. Thrombo ASS® is a leading brand in Russia.

- Contrave®/Mysimba® is a fixed-dose combination prolonged-release tablet for the treatment of obesity. Used alongside diet and exercise, it is designed to help manage weight in adults who are obese or overweight. The formulation is designed to initiate weight loss and sustain it over a longer period of time by switching off natural compensatory mechanisms involved in the typical weight loss plateau stage. Contrave® / Mysimba® is commercialized in Canada, Poland and other Central Eastern European countries.

- Jublia® (efinaconazole 10% topical solution) is a topical azole approved for the treatment of onychomycosis of the toenails (toenail fungus). Jublia® is commercialized in Canada (the only market outside the U.S.).

- Espaven® (Dimethicone tablets, drops, suspension) is a complete line of gastrointestinal treatments for diverse digestive indications such as: antiflatulence, dyspepsia, absolute or relative enzyme deficiency, steatorrhea, irritable colon syndrome, pancreatic insufficiency and poor fat digestion. Espaven® is commercialized primarily in Mexico and South America.

- Bedoyecta® is a multivitamin that is used to obtain sufficient energy and have optimal performance during the day, by avoiding deficiencies of the nutrients that the body requires to function properly.

- Arazlo® (tazarotene) Lotion, 0.045% is an acne treatment available in a lotion formulated with PRISMATREX technology (formulation with known hydrating and moisturizing effects, which may alleviate dryness of skin) and has shown to provide a good tolerability profile. It is the first tazarotene lotion treatment approved by Health Canada for the topical treatment of acne vulgaris in patients 10 years of age and older and in January 2023, became available to patients throughout Quebec, Ontario, Alberta, Saskatchewan and federal NIHB public drug plans.

Solta Medical

Our Solta business is dedicated to the development of innovative treatment technologies that provide proven and effective aesthetic medical and therapeutic benefits to consumers.

Global Solta revenues were $300 million, $308 million and $253 million for 2022, 2021 and 2020, respectively. Solta's revenue is primarily attributable to Next Generation Thermage FLX®, a fourth-generation non-invasive treatment option using a radiofrequency platform designed to optimize key functional characteristics of Thermage® and improve patient outcomes. Next Generation Thermage FLX® has been launched in the U.S., Hong Kong, Japan, Korea, Chinese Taipei, Philippines, Singapore, Indonesia, Malaysia, China, Thailand, Vietnam, Australia and various parts of Europe. We plan to continue to expand into other regions, paced by country-specific regulatory registrations.

Currently our principal products in the Solta business include:

- Thermage® is a non-invasive radiofrequency treatment that can smooth, tighten and contour skin for an overall younger-looking appearance.

- Fraxel® is a treatment that improves tone, texture and radiance for aging, sun damaged or scarred skin.

- Clear + Brilliant® is a laser treatment that can help prevent the visible signs of aging and address the overall effects time and the environment can have on skin.

- VASERlipo® for minimally invasive aesthetic body contouring that yields dramatic results with less pain and downtime than traditional liposuction.

Diversified Products

The Diversified Products segment consists of sales in the U.S. of: (i) pharmaceutical products in the areas of neurology and certain other therapeutic classes, (ii) generic products, (iii) Ortho Dermatologics (dermatological) products and (iv) dentistry products. The Company utilizes the Diversified Products segment to extend the long-term cash flows from a number of assets that are expected to decline over time due to the loss of exclusivity, by launching and selling authorized generic versions of certain branded assets. Our principal products in this segment include:

Neurology and Other Pharmaceuticals

- Wellbutrin XL® is an extended release formulation of bupropion indicated for the treatment of major depressive disorder in adults.

- Aplenzin® (bupropion hydrobromide extended release tablets) is indicated for the treatment of major depressive disorder, and for the prevention of seasonal major depressive episodes in patients with a diagnosis of seasonal affective disorder.

- Cuprimine® is a treatment for Wilson's disease (a condition in which high levels of copper in the body cause damage to the liver, brain, and other organs), cystinuria (a condition which leads to cystine stones in the kidneys) and for patients with severe rheumatoid arthritis who have failed to respond to an adequate trial of conventional therapy.

- Mysoline® (Primidone) is an anticonvulsant drug used to control seizures.

- Ativan® (lorazepam) is indicated for the management of anxiety disorders or for the short-term relief of the symptoms of anxiety or anxiety associated with depressive symptoms.

- Xenazine® is indicated for the treatment of chorea associated with Huntington's disease. In the U.S., Xenazine® is distributed for us by Lundbeck LLC under an exclusive marketing, distribution and supply agreement.

- Syprine® is a treatment for Wilson's disease in patients who cannot take the medication known as penicillamine.

- Librax® (chlordiazepoxide and clidinium) is indicated to control emotional and somatic factors in gastrointestinal disorders. Librax® may also be used as adjunctive therapy in the treatment of peptic ulcer and in the treatment of the irritable bowel syndrome (irritable colon, spastic colon, mucous colitis) and acute enterocolitis.

Generics

- Diastat® authorized generic ("AG") (diazepam rectal gel) is a gel formulation of diazepam intended for rectal administration for certain patients with epilepsy who are already taking antiepileptic medications, and who require occasional use of diazepam to control bouts of increased seizure activity.

- Uceris® AG (budesonide) extended release tablets are a prescription corticosteroid medicine used to help get mild to moderate ulcerative colitis under control (induce remission).

- Elidel® AG (pimecrolimus) is a second-line therapy for short term and intermittent long-term therapy of mild to moderate atopic dermatitis.

Ortho Dermatologics

- Jublia® (efinaconazole 10% topical solution) is a topical azole approved for the treatment of onychomycosis of the toenails (toenail fungus).

- Arazlo® (tazarotene) Lotion, 0.045% is an acne product containing lower concentration of tazarotene in a lotion form to help reduce irritation while maintaining efficacy and was launched in the U.S. in June 2020.

- Duobrii® was launched in the U.S. in June 2019 and is the first and only topical lotion that contains a unique combination of halobetasol propionate and tazarotene for the treatment of moderate-to-severe plaque psoriasis in adults.

- Siliq® was launched in the U.S. in 2017 and is an IL-17 receptor blocker monoclonal antibody for patients with moderate-to-severe plaque psoriasis.

- Targretin® (bexarotene) capsules and gel are prescription medicines used to treat the skin problems arising from the disease cutaneous T-cell lymphoma, or CTCL, in patients who have not responded well to other treatments.

- Bryhali® was launched in the U.S. in November 2018 and is a novel product that contains a unique, lower concentration of halobetasol propionate for the treatment of moderate-to-severe psoriasis.

- An acne franchise, which includes Altreno® (tretinoin 0.05%), launched in the U.S. in October 2018 and is a lotion approved for the topical treatment of acne vulgaris in patients 9 years of age and older, and Solodyn®, a prescription oral antibiotic approved to treat only the red, pus-filled pimples of moderate to severe acne in patients 12 years of age and older, as well as Retin-A®, Clindagel® and Onexton® Gel, a fixed combination 1.2% clindamycin phosphate and 3.75% benzoyl peroxide medication for the once-daily treatment of comedonal (non-inflammatory) and inflammatory acne in patients 12 years of age and older.

Dentistry

- Arestin® (minocycline hydrochloride) is a subgingival sustained-release antibiotic. Arestin® is indicated as an adjunct to scaling and root planing ("SRP") procedures for reduction of pocket depth in patients with adult periodontitis. Arestin® may be used as part of a periodontal maintenance program, which includes good oral hygiene and SRP.

- NeutraSal® is indicated for dryness of the mouth (hyposalivation, xerostomia) and dryness of the oral mucosa due to drugs that suppress salivary secretion.

- OSSIX® is a line of cross-linked collagen regenerative products that provide biocompatibility and bio-durability to perform a diverse range of guided bone and tissue regeneration procedures.

Bausch + Lomb

Our Bausch + Lomb segment includes our global Bausch + Lomb eye health business. Our global Bausch + Lomb eye health business includes our Vision Care, Surgical and Ophthalmic Pharmaceuticals products, which in aggregate accounted for approximately 46%, 45% and 42% of our Company's revenues for 2022, 2021 and 2020, respectively.

Our Bausch + Lomb business is a fully integrated eye health business with a portfolio of established lines of contact lenses, intraocular lenses and other medical devices, surgical systems and devices, vitamin and mineral supplements, lens care products, prescription eye-medications and other consumer products. Bausch + Lomb takes a holistic approach to solving eye health problems, including by investing in physician training, patient and customer education, disease prevention and other initiatives through both traditional and digital platforms to continue to advance eye health.

Currently our principal products in the eye health business include:

- PreserVision® AREDS 2 is a patented eye vitamin formula that contains the exact nutrient formula recommended by the National Eye Institute for people with moderate to advanced age-related macular degeneration ("AMD") following the landmark AREDS 2 clinical study.

- Ocuvite® is a family of nutritional supplements that contain antioxidant vitamins and minerals and other nutrients beneficial for eye health, including lutein and zeaxanthin (antioxidant carotenoids), nutrients that support macular health by helping filter harmful blue light.

- Biotrue® multi-purpose solution helps prevent certain tear proteins from denaturing and fights germs for healthy contact lens wear. Biotrue® multi-purpose solution contains hyaluronic acid (sodium hyaluronate) a lubricant naturally found in eyes and is pH balanced to match healthy tears.

- Bausch + Lomb Renu® Advanced Formula multi-purpose solution was launched in 2017 and is a novel soft and silicone hydrogel contact lens solution that makes use of three disinfectants and two moisture agents.

- LUMIFY® (brimonidine tartrate ophthalmic solution, 0.025%) is an OTC eye drop developed as an ocular redness reliever.

- Bausch + Lomb INFUSE® (known as BAUSCH + LOMB ULTRA® ONE DAY in Canada, Australia and Hong Kong), a silicone hydrogel daily disposable contact lens designed with a next generation material infused with ProBalance Technology™ to help maintain ocular surface homeostasis and help reduce symptoms of contact lens dryness. Bausch + Lomb INFUSE® was launched in the United States in August 2020 and BAUSCH + LOMB ULTRA® ONE DAY was launched in Canada, Australia, and Hong Kong in November 2020 and in Europe during 2022.

- Bausch + Lomb ULTRA®, a silicone hydrogel frequent replacement contact lens for patients with myopia or hyperopia that uses our proprietary MoistureSeal® technology, which allows the contact lens to retain 95% of moisture after 16 hours of wear, limiting lens dryness and resulting symptoms.

- Biotrue® ONEday daily disposable contact lenses for patients with myopia or hyperopia, which are made of a unique material inspired by the natural biology of the eye and feature Surface Active Technology™, a patented dehydration barrier. The lens contains 78% water, more moisture than any other soft contact lens and the same water content as the cornea and maintains nearly 100% of its moisture for up to 16 hours.

- Vitreoretinal Surgery

  ◦ Stellaris Elite® vision enhancement system, is a combined system with cataract and vitreoretinal capability featuring the Bi-Blade vitrectomy handpiece.

  ◦ Synergetics® instruments include reusable and single use devices and are marketed for use in vitreoretinal surgery.

- Cataract Surgery and Laser Systems

  ◦ The Stellaris Elite® vision enhancement system configured for cataract procedures is our latest generation phacoemulsification cataract platform, Stellaris Elite® is the first phacoemulsification platform on the market to offer Adaptive Fluidics™, which combines aspiration control with predictive infusion management to create a responsive and controlled surgical environment for efficient cataract lens removal. Our Stellaris Elite® vision enhancement system was launched in the United States in 2017 and internationally in 2018.

  ◦ VICTUS® femtosecond laser for cataract and corneal refractive surgery, which delivers multi- mode versatility for cataract and corneal procedures on a single platform. This single laser platform enables surgeons to perform capsulotomies, fragmentation, arcuate incisions, corneal incisions, and LASIK flaps.

- Lotemax® SM (loteprednol etabonate ophthalmic gel 0.38%), a new gel drop formulation of loteprednol etabonate, which was designed with novel SubMicron (SM) technology for efficient penetration to key ocular tissues at a low

preservative (BAK) level (3.5-10) and a pH close to human tears, indicated for the treatment of postoperative inflammation and pain following ocular surgery.

Research and Development

Our R&D organization focuses on the development of products through clinical trials. Currently, we have approximately 140 R&D projects in our pipeline. As of December 31, 2022, approximately 1,300 dedicated R&D and quality assurance employees in 25 R&D facilities were involved in our R&D efforts.

Our R&D expenses for 2022, 2021 and 2020, were $529 million, $465 million and $452 million, respectively. R&D expenses as a percentage of revenue were approximately 7% in 2022 as compared to approximately 6% in 2021 and 2020. We have rebalanced our portfolio to better align with our long-term plans and focus on core businesses. Our investment in R&D reflects our commitment to drive organic growth through internal development of new products, a pillar of our strategy. We further supplement these efforts by continually seeking out other opportunities, such as co-promotions, licensing agreements and strategic acquisitions. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview — Focus on Core Businesses" of this Form 10-K.

Trademarks, Patents, Exclusivity and Proprietary Know-How

We rely on a combination of contractual provisions, confidentiality policies and procedures and patent, trademark, copyright and trade secrecy laws to protect the proprietary aspects of our technology and business. Our policy is to vigorously protect, enforce and defend our rights to our intellectual property and proprietary rights, as appropriate. See Item 1A. "Risk Factors" of this Form 10-K for additional information on the risks associated with our intellectual property and proprietary rights.

Trademarks

We believe that trademark protection is an important part of establishing product and brand recognition. We own or license a number of registered trademarks and trademark applications in the U.S., Canada and in various other countries throughout the world. U.S. federal registrations for trademarks remain in force for 10 years and may be renewed every 10 years after issuance, provided the mark is still being used in commerce. Trademark registrations in Canada issued on or before June 17, 2019 remain in force for 15 years and may be renewed for 10-year terms, provided that, as in the case of U.S. federal trademark registrations, the mark is still being used in commerce. Trademark registrations in Canada issued after June 17, 2019 remain in force for 10 years and may be renewed every 10 years after issuance, provided that, as in the case of U.S. federal trademark registrations, the mark is still being used in commerce. Other countries generally have similar but varying terms and renewal policies with respect to trademarks registered in those countries.

Data and Patent Exclusivity

For certain of our products, we rely on a combination of regulatory and patent rights to protect the value of our investment in the development of these products.

A patent is the grant of a property right which allows its holder to exclude others from, among other things, selling the subject invention in, or importing such invention into, the jurisdiction that granted the patent. In the U.S., Canada and the European Union ("EU"), generally patents expire 20 years from the date of application. We have obtained, acquired or in-licensed a number of patents and patent applications covering key aspects of certain of our principal products. In the aggregate, our patents are of material importance to our business taken as a whole.

Government Regulations

Government authorities in the U.S., at the federal, state and local level, in Canada, in the EU and in all other countries extensively regulate, among other things, the research, development, testing, approval, manufacturing, labeling, post-approval monitoring and reporting, packaging, advertising and promotion, storage, distribution, marketing and export and import of pharmaceutical products and medical devices. As such, our products and product candidates are subject to extensive regulation both before and after approval. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with these regulations could result in, among other things, warning letters, civil penalties, delays in approving or refusal to approve a product candidate, product recall, product seizure, interruption of production, operating restrictions, suspension or withdrawal of product approval, injunctions or criminal prosecution.

Prior to human use, FDA approval or marketing clearance must be obtained in the U.S., approval by Health Canada must be obtained in Canada, EMA approval (drugs) or a CE Marking (devices) and/or registration under the European Commission's Medical Device Regulation ("MDR"), must be obtained for countries that are part of the EU and approval must be obtained

from comparable agencies in other countries prior to manufacturing or marketing new pharmaceutical products or medical devices. Generally, preclinical studies and clinical trials of the products must first be conducted and the results submitted to the applicable regulatory agency (such as the FDA) for approval.

Regulation by other federal agencies, such as the Drug Enforcement Administration, and state and local authorities in the U.S., and by comparable agencies in certain foreign countries, is also required. In the U.S., the Federal Trade Commission (the "FTC"), the U.S. Food and Drug Administration (the "FDA") and state and local authorities regulate the advertising of medical devices, prescription drugs, OTC drugs and cosmetics. The Federal Food, Drug and Cosmetic Act, as amended and the regulations promulgated thereunder, and other federal and state statutes and regulations, govern, among other things, the testing, manufacture, safety, effectiveness, labeling, storage, record keeping, approval, sale, distribution, advertising and promotion of our products. The FDA requires a Boxed Warning (sometimes referred to as a "Black Box" Warning) for products that have shown a significant risk of severe or life-threatening adverse events and similar warnings are also required to be displayed on the product in certain other jurisdictions.

In addition, with respect to medical devices, in April 2017, the European Commission adopted the MDR, which replaced the Medical Device Directive. Pursuant to the terms of the new regulations, in order to continue to market medical device products in the EU, such products must achieve compliance with these new regulations and be re-registered in the EU within a specified transition period, which, for a portion of products, ended as early as May 26, 2021. While EU law is applicable in Northern Ireland, the UK Medical Devices Regulations 2002/68 also needs to be complied with in Great Britain. Medical device manufacturers who have CE marked devices will be able to continue to place them on the market in the whole of the United Kingdom (the "UK") until July 1, 2023 without a change in labeling. After that, devices destined for Great Britain will be required to follow the UK regulatory regime and to be labeled with the UKCA mark. Northern Ireland will, however, continue to accept CE marked devices. There are some additional requirements for manufacturers who are based outside the UK, such as the requirement to appoint a UK Responsible Person ("UKRP") to take on certain regulatory responsibilities with respect to the Medicines and Healthcare products Regulatory Agency ("MHRA") and users or customers in the UK. To enable devices to be placed on the market in the UK after January 1, 2021 (even for CE marked devices), a UK manufacturer must register with the MHRA, as must a UKRP for an overseas manufacturer. Such registering entity will then register each of the devices for which they are responsible for placing on the market in the UK, whether in Great Britain or Northern Ireland. Until May 25, 2021, our products bearing a CE mark could be exported from the EEA to Switzerland. However, as of May 26, 2021, the EU no longer applies the Mutual Recognition Agreement between the EEA and Switzerland. Accordingly, legal manufacturers in Switzerland will be required to appoint a European Union authorized representative, and manufacturers outside of Switzerland will be required to appoint a Swiss authorized representative in compliance with the Medical Device Ordinance. As a consequence, beginning in January 2022 through August 2022 (depending on the class of the device or system in question), we have been required to appoint an authorized representative in Switzerland in order to export our CE-marked medical devices to Switzerland. Additionally, the name and address of the Swiss authorized representative must be placed on the packaging.

Manufacturers of pharmaceutical products and medical devices are required to comply with manufacturing regulations, including current good manufacturing practices and quality system management requirements, enforced by the FDA and Health Canada, in the U.S. and Canada, respectively, and similar regulations enforced by regulatory agencies in other countries and we face periodic audits of our facilities and plants and those of our contract manufacturers by the FDA and such other regulatory agencies. In addition, we are subject to price control restrictions on our pharmaceutical products in many countries in which we operate.

We are also subject to extensive U.S. federal and state health care marketing and fraud and abuse regulations, such as the federal False Claims Act, federal and provincial marketing regulations in Canada and similar regulations in foreign countries in which we may conduct our business. The federal False Claims Act imposes civil and criminal liability on individuals or entities who submit (or cause the submission of) false or fraudulent claims for payment to the government. The U.S. federal Anti-Kickback Statute prohibits persons or entities from knowingly and willfully soliciting, receiving, offering or providing remuneration, directly or indirectly, to induce either the referral of an individual, or the furnishing, recommending, or arranging for a good or service, for which payment may be made under a federal or state health care program such as the Medicare and Medicaid programs. Some state anti-kickback laws also prohibit such conduct where commercial insurance, rather than federal or state, programs are involved. Due to recent legislative changes, violations of the U.S. federal Anti-Kickback Statute also carry potential federal False Claims Act liability. In addition, in the U.S., Canada and various other countries, companies may not promote drugs or medical devices for "off-label" uses - that is, uses that are not described in the product's labeling and that differ from those that were approved or cleared by the FDA, Health Canada or applicable regulatory agency in such other countries - - and "off-label promotion" in the U.S. has also formed the predicate for False Claims Act liability resulting in significant financial settlements. These and other laws and regulations, rules and policies may significantly impact the manner in which we are permitted to market our products. If our operations are found to be in violation of any of these laws, regulations, rules or policies or any other law or governmental regulation, or if interpretations of the foregoing change, we may

be subject to civil and criminal penalties, damages, fines, exclusion from the Medicare and Medicaid programs, the curtailment or restructuring of our operations or other sanctions, including consent orders or corporate integrity agreements.

In addition, the U.S. Department of Health and Human Services Office of Inspector General recommends, and increasingly states require pharmaceutical companies to have comprehensive compliance programs. Moreover, the Physician Payment Sunshine Act enacted in 2010 imposes reporting and disclosure requirements on device and drug manufacturers for any "transfer of value" made or distributed to prescribers and other health care providers. Failure to submit this required information may result in significant civil monetary penalties.

We are also subject to the U.S. Foreign Corrupt Practices Act ("FCPA"), the Canadian Corruption of Foreign Public Officials Act and similar worldwide anti-bribery laws, which generally prohibit companies and their intermediaries from making improper payments to officials for the purpose of obtaining or retaining business. Violations of these laws could result in criminal or civil penalties or remedial measures.

We are also subject to various state, federal and international laws and regulations governing the collection, transmission, dissemination, use, privacy, confidentiality, security, retention, availability, integrity and other processing of health-related and other sensitive and personal information, including, but not limited to, the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (collectively, "HIPAA"). HIPAA mandates, among other things, the adoption of uniform standards for the electronic exchange of information in common health care transactions (e.g., health care claims information and plan eligibility, referral certification and authorization, claims status, plan enrollment, coordination of benefits and related information), as well as standards relating to the privacy and security of individually identifiable health information. These standards require the adoption of administrative, physical and technical safeguards to protect such information. Many states in which we operate have laws that protect the privacy and security of sensitive and personal information, including health-related information. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal information than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts. For example, the California Consumer Privacy Act (the "CCPA"), which went into effect on January 1, 2020, imposes stringent data privacy and security requirements and obligations with respect to the personal information of California residents, including, among other things, new disclosures to California consumers and providing such consumers new data protection and privacy rights, including the ability to opt out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal data that may increase the likelihood of, and risks associated with, data breach litigation. The CCPA has been amended from time to time, and, further a new privacy law, the California Privacy Rights Act ("CPRA"), which took effect on January 1, 2023, significantly modifies the CCPA, including by expanding consumers' rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. It remains unclear how various provisions of the CCPA and CPRA will be interpreted and enforced, and multiple states have enacted or are expected to enact similar laws. The effects on our business of the CCPA, CPRA and other similar state laws are potentially significant, and may require us to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply. State laws are changing rapidly and there is discussion in Congress of a new federal data protection and privacy law to which we may be subject.

Additionally, some statutory requirements, both in the U.S. and abroad, include obligations for companies to notify individuals of security breaches involving particular personal information, which could result from breaches experienced by us or our service providers. For example, laws in all 50 U.S. states require businesses to provide notice to customers whose personal data has been disclosed as a result of a data breach. The laws are not consistent, and compliance in the event of a widespread data breach is difficult and may be costly. Moreover, states have been frequently amending existing laws, requiring attention to changing regulatory requirements.

Internationally, laws and regulations in many jurisdictions apply broadly to the collection, transmission, dissemination, use, privacy, confidentiality, security, retention, availability, integrity and other processing of health-related and other sensitive and personal information. For example, in the European Economic Area (the "EEA"), the collection and use of personal data, including clinical trial data, is governed by the provisions of the General Data Protection Regulation (the "GDPR"). The GDPR became effective on May 25, 2018, repealing its predecessor directive and increasing responsibility and liability of companies in relation to the processing of personal data of EU data subjects. The GDPR, together with national legislation, regulations and guidelines of the EU member states and the United Kingdom governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, analyze, store, transfer and otherwise process personal data, including health data from clinical trials and adverse event reporting. In particular, the GDPR includes obligations and restrictions concerning the consent and rights of the individuals to whom the personal data relates, the transfer of personal data out of the EEA, security breach notifications and the security and confidentiality of personal data. In July 2020, the Court of Justice of the European Union issued a decision that struck down the EU-U.S. Privacy Shield framework, which provided companies with a

mechanism to comply with data protection requirements when transferring personal data from the EU to the United States and additionally called into question the validity of the European Commission's Standard Contractual Clauses, on which U.S. companies rely to transfer personal data from EU member states to the United States and elsewhere. In September 2020, the Swiss Federal Data Protection and Information Commissioner issued an opinion that stated it no longer considers the Swiss-U.S. Privacy Shield adequate for the purposes of personal data transfers from Switzerland to the United States. These developments may result in European data protection regulators applying differing standards for, and requiring ad hoc verification of, transfers of personal data from EU member states to the United States. The GDPR authorizes fines for certain violations of up to 4% of global annual revenue or €20 million, whichever is greater. European data protection authorities may interpret the GDPR and national laws differently and impose additional requirements, which contributes to the complexity of processing personal data in or from the EEA or United Kingdom. Guidance on implementation and compliance practices is often updated or otherwise revised.

Further, following the United Kingdom's withdrawal from the EU and the EEA, and the expiry of the transition period, companies have to comply with both the GDPR and the GDPR as incorporated into the United Kingdom national law, the Data Protection Act of 2018, the latter regime having the ability to separately fine up to the greater of £17.5 million or 4% of global turnover. The relationship between the United Kingdom and the EU in relation to certain aspects of data protection law remains unclear, for example around how data can lawfully be transferred between each jurisdiction, which exposes us to further compliance risk. Beginning in 2021, the United Kingdom is a "third country" under the GDPR. We may incur liabilities, expenses, costs and other operational losses under the GDPR and privacy laws of the applicable EU and EEA Member States and the United Kingdom in connection with any measures we take to comply with them.

We are also subject to Canada's federal *Personal Information Protection and Electronic Documents Act* and substantially similar equivalents at the provincial level with respect to the collection, use and disclosure of personal information in Canada. Such federal and provincial legislation impose data privacy and security obligations on our processing of personal information of Canadian residents. The federal and Alberta legislation include mandatory data breach notification requirements. Canada's Anti-Spam Legislation ("CASL") also applies to the extent that we send commercial electronic messages from Canada or to electronic addresses in Canada. CASL contains prescriptive consent, form, content and unsubscribe mechanism requirements. Penalties for non-compliance with CASL are up to CAD 10 million per violation. These laws and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible they will be interpreted and applied in ways that will materially and adversely affect our business. The regulatory framework for data privacy, data security and data transfers worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Complying with all of these laws and regulations involves costs to our business, and failure to comply with these laws and regulations can result in the imposition of significant civil and criminal penalties, as well as litigation.

In addition, in China, the Personal Information Protection Law (the "PIPL") came into force in November 2021. The PIPL is the first national-level law comprehensively regulating issues in relation to personal information protection. The PIPL provides for very specific administrative requirements and security controls when transferring personal data outside the Peoples Republic of China. These transfer requirements come into effect on March 1, 2023.

Successful commercialization of our products may depend, in part, on the availability of governmental and third-party payor reimbursement for the cost of our products. Third-party payors may include government health administration authorities, private health insurers and other organizations. In the U.S., the E.U. and other significant or potentially significant markets for our products and product candidates, government authorities and third-party payors are increasingly attempting to limit or regulate the price of medical products and services, which has resulted in lower average realized prices. In the U.S., these pressures can arise from rules and practices of managed care groups, judicial decisions and governmental laws and regulations related to Medicare, Medicaid and health care reform, pharmaceutical reimbursement policies and pricing in general. In particular, sales of our products may be subject to discounts from list price and rebate obligations, as well as formulary coverage decisions impacting or limiting the types of patients for whom coverage will be provided. Various U.S. health care and other laws regulate our interactions with government agencies, private insurance companies and other third-party payors regarding coverage and reimbursement for our products. Failure to comply with these laws could subject us to civil, criminal and administrative sanctions. In countries outside the U.S., the success of our products may depend, at least in part, on obtaining and maintaining government reimbursement because, in many countries, patients are unlikely to use prescription drugs that are not reimbursed by their governments. In addition, negotiating prices with certain governmental authorities for newly developed products can delay commercialization. In Canada and many international markets, governments control the prices of prescription pharmaceuticals, including through the implementation of reference pricing, price cuts, rebates, revenue-related taxes, tenders and profit control, and they expect prices of prescription pharmaceuticals to decline over the life of the product or as volumes increase.

In the U.S. and certain foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the health care system in ways that could impact our ability to sell our products profitably. The Patient Protection and

Affordable Care Act (the "PPACA"), as amended by the Health Care Reform Act, may affect the operational results of companies in the pharmaceutical and medical device industries, including the Company and other health care related industries, by imposing on them additional costs. Effective January 1, 2010, the Health Care Reform Act increased the minimum Medicaid drug rebates for pharmaceutical companies, expanded the 340B drug discount program, and made changes to affect the Medicare Part D coverage gap, or "donut hole." The law also revised the definition of "average manufacturer price" for reporting purposes, which may affect the amount of our Medicaid drug rebates to states. Beginning in 2011, the law imposed a significant annual fee on companies that manufacture or import branded prescription drug products. More recently, the Bipartisan Budget Act of 2018 amended the Patient Protection and Affordable Care Act, effective January 1, 2019, to close the donut hole in most Medicare drug plans. In addition, in April 2018, the Centers for Medicare & Medicaid Services published a final rule that gives states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the Patient Protection and Affordable Care Act for plans sold through such marketplaces.

In August 2022, the Inflation Reduction Act ("IRA") was signed into law, which includes implementation of a new corporate alternative minimum tax ("CAMT"), among other provisions. The CAMT imposes a minimum tax on the adjusted financial statement income ("AFSI") for "applicable corporations" with average annual AFSI over a three-year period in excess of $1 billion. A corporation that is a member of a foreign-parented multinational group, as defined, must include the AFSI (with certain modifications) of all members of the group in applying the $1 billion test, but would only be subject to CAMT if the three-year average AFSI of its U.S. members, US trades or business of foreign group members that are not subsidiaries of U.S. members, and foreign subsidiaries of U.S. members exceeds $100 million.

The IRA also made significant changes to how drugs are covered and paid for under the Medicare program, including imposing financial penalties if drug prices are increased at a rate faster than inflation, redesigning Medicare Part D benefits to shift a greater portion of the costs to manufacturers and allowing the U.S. government to set prices for certain drugs in Medicare. We continue to evaluate the impact of the IRA legislation on our results of operations and it is possible that these changes may result in a material impact on our business and results of operations.

Although efforts at replacing the Health Care Reform Act have stalled in Congress, there could still be changes to this legislation in the near term. Additionally, policy efforts designed specifically to reduce patient out-of-pocket costs for medicines could result in new mandatory rebates and discounts or other pricing restrictions. Legislative efforts relating to drug pricing, the cost of prescription drugs under Medicare, the relationship between pricing and manufacturer patient programs, and government program reimbursement methodologies for drugs have been proposed and considered at the U.S. federal and state level. Congress and the Biden Administration have each indicated an intent to continue to seek new legislative or administrative measures to control drug costs. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. We also anticipate that Congress, state legislatures, and third-party payors may continue to review and assess alternative health care delivery and payment systems and may in the future propose and adopt legislation or policy changes or implementations effecting additional fundamental changes in the health care delivery system.

See Item 1A. "Risk Factors" of this Form 10-K for additional information on the risks associated with these regulations and related matters.

Environmental and Other Regulation

Our facilities and operations are subject to a broad range of federal, state and local environmental and occupational health and safety laws and regulations in both the U.S. and countries outside the U.S. (including Canada), including those governing the discharge of substances into the air, water and land, the handling, treatment, storage and disposal of hazardous substances and wastes, wastewater and solid waste, the cleanup of contaminated properties and other environmental matters. Certain of our development and manufacturing activities involve the use of hazardous substances. If we fail to comply with these environmental, health and safety laws and regulations, including failing to obtain any necessary permits, we could incur substantial civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing our operations or requiring us to conduct or fund remedial or corrective measures, install pollution control equipment, reformulate or cease the marketing of our products or perform other actions. Under certain laws, we may be subject to joint and several liability for environmental investigations and cleanups, including at properties that we currently or previously owned or operated, or at sites at which waste we generated was disposed, even if the contamination was not caused by us or was legal at the time it occurred. We are also subject to extensive and evolving regulations regarding the manufacturing, processing, distribution, importing, exporting and labeling of our products and their raw materials. In the EU, the REACH regulations came into effect in 2007, with implementation rolling out over time. Registered chemicals then can be subject to further evaluation and potential restrictions. Since the promulgation of REACH, other countries have enacted or are in the process of

implementing similar comprehensive chemical regulations. These laws and regulations may materially affect our operations by subjecting our products or raw materials to testing or reporting requirements or restrictions, moratoria, phase outs or other limitations on their sale or use. In particular, some of our products might be characterized as nanomaterials and then be subject to evolving, new nanomaterial regulations.

We believe we are in compliance in all material respects with applicable environmental and occupational health and safety laws and regulations. We are not aware of any pending environmental or occupational health and safety litigation or significant liabilities that are likely to have a material adverse effect on our financial position. We cannot assure, however, that environmental liabilities relating to us or facilities owned, leased or operated by us will not develop in the future, and we cannot predict whether any such liabilities, if they were to develop, would require significant expenditures on our part. In addition, we are unable to predict what environmental or and occupational health and safety legislation or regulations may be adopted or enacted in the future. See Item 1A. "Risk Factors" of this Form 10-K for additional information.

Customers and Marketing

In 2022, the U.S. and Puerto Rico accounted for approximately 60% and China accounted for approximately 5% of our total revenue, respectively. No other country accounted for more than 5%. See Note 22, "SEGMENT INFORMATION" to our audited Consolidated Financial Statements for revenues by geographic area.

Customers that accounted for 10% or more of our total revenue for 2022, 2021 and 2020 are as follows:

	2022	2021	2020
AmerisourceBergen Corporation	18%	18%	17%
McKesson Corporation	15%	16%	17%
Cardinal Health, Inc.	13%	12%	13%

We currently promote our pharmaceutical products to physicians, hospitals, pharmacies and wholesalers through our own sales force and sell through wholesalers. In some markets, we additionally sell directly to physicians, hospitals and large drug store chains and we sell through distributors in countries where we do not have our own sales staff. As part of our marketing program for pharmaceuticals, we use direct to customer advertising, direct mailings, advertise in trade, social media and medical periodicals, exhibit products at medical conventions and sponsor medical education symposia.

Competition

Competitive Landscape for Products and Products in Development

The pharmaceutical and medical device industries are highly competitive. Our competitors include specialty and other large pharmaceutical companies, medical device companies, biotechnology companies, OTC companies and generic manufacturers, in the U.S., Canada, Europe, Asia, Latin America, Middle East, Africa and in other countries in which we market our products. The dermatology competitive landscape is highly fragmented, with a large number of mid-size and smaller companies competing in both the prescription sector and the OTC and cosmeceutical sectors. With respect to the GI market, generic entrants continue to capture significant share for treatment of many GI conditions. In the area of irritable bowel syndrome ("IBS") and opioid induced constipation ("OIC"), competitors have recently launched new competing products, which should increase the size of these markets and intensify competition. The market for Bausch + Lomb products is very competitive, both across product categories and geographies. In addition to larger diversified pharmaceutical and medical device companies, we face competition in the eye health market from mid-size and smaller, regional and entrepreneurial companies with fewer products in niche areas or regions.

Our competitors are pursuing the development and/or acquisition of pharmaceuticals, medical devices and OTC products that target the same diseases and conditions that we are targeting in dermatology, GI, eye health and other therapeutic areas. Academic and other research and development institutions may also develop products or technologies that compete with our products, which technologies and products may be acquired or licensed by our competitors. These competitors may have greater financial, R&D or marketing resources than we do. If competitors introduce new products, delivery systems or processes with therapeutic or cost advantages, our products can be subject to progressive price reductions or decreased volume of sales, or both. Most new products that we introduce must compete with other products already on the market or products that are later developed by competitors.

We sell a broad range of products, and competitive factors vary by product line and geographic area in which the products are sold. The principal methods of competition for our products include quality, efficacy, market acceptance, price and marketing and promotional efforts.

Generic Competition and Loss of Exclusivity

We face increased competition from manufacturers of generic pharmaceutical products when patents covering certain of our currently marketed products expire or are successfully challenged or when the regulatory exclusivity for our products expires or is otherwise lost. Generic versions are generally significantly less expensive than branded versions, and, where available, may be required to be utilized before or in preference to the branded version under third-party reimbursement programs, or substituted by pharmacies. Accordingly, when a branded product loses its market exclusivity, it normally faces intense price competition from generic forms of the product. To successfully compete for business with managed care and pharmacy benefits management organizations, we must often demonstrate that our products offer not only medical benefits, but also cost advantages as compared with other forms of care.

For details regarding products that are facing generic competition, products that could potentially face generic competition, the corresponding potential revenue impact and infringement proceedings we initiated against potential generic competition, see Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations — Business Trends — Generic Competition and Loss of Exclusivity" of this Form 10-K. See Note 20, "LEGAL PROCEEDINGS" to our audited Consolidated Financial Statements for further details regarding certain infringement proceedings. See Item 1A. "Risk Factors" of this Form 10-K for additional information on our competition risks.

Manufacturing

We currently operate approximately 35 manufacturing sites worldwide, of which 24 are Bausch + Lomb facilities. We continue to make capital investments in these facilities as discussed in Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview — Focus on Core Businesses" of this Form 10-K.

In the normal course of business, our products, devices and facilities are the subject of ongoing oversight and review by regulatory and governmental agencies, including general, for cause and pre-approval inspections by the relevant competent authorities where we have business operations. In August 2022, we received a non-compliant rating from Health Canada related to our pharmaceutical manufacturing facility in Laval, Quebec. This rating was received without any restrictive conditions on plant operations so the production of important treatments for Canadians and for export continues without interruption as we work on remediating the non-compliant rating.

Through the date of this filing, all of our global operations and facilities have the relevant operational good manufacturing practices certificates, and all Company products and all other operating sites are in good compliance standing with all relevant notified bodies and global health authorities. Further, all sites under FDA jurisdiction are rated as either No Action Indicated (where there was no Form 483 observation) or Voluntary Action Indicated ("VAI") (where there was a Form 483 with one or more observations). In the case of VAI inspection outcomes, the FDA has accepted our responses to the issues cited, which will be verified when the agency makes its next inspection of those specific facilities. A Form 483 is issued at the end of each inspection when FDA investigators have observed any condition that in their judgment may constitute violations of current good manufacturing practices

We also subcontract the manufacturing of certain of our products, including products manufactured under the rights acquired from other pharmaceutical companies. Products representing approximately 22% of our product sales for 2022 are produced in total, or in part, by third-party manufacturers under manufacturing arrangements.

In some cases, the principal raw materials, including active pharmaceutical ingredients, used by us (or our third-party manufacturers) for our various products are purchased in the open market or are otherwise available from several sources. However, some of the active pharmaceutical ingredients and other raw materials used in our products and some of the finished products themselves are currently only available from a single source; or others may in the future become available from only one source. For example, with respect to some of our largest or most significant products, the supply of the finished product for each of our Siliq®, Duobrii®, Bryhali®, Lumify®, Trulance®, Vyzulta®, SofLens®, Wellbutrin XL®, Renu®, Xenazine®, Aplenzin®, Relistor® Oral and PureVision® products are only available from a single source and the supply of active pharmaceutical ingredient for each of our Siliq®, Duobrii®, Bryhali®, Trulance®, Vyzulta®, Xenazine®, Aplenzin®, and Relistor® Oral products are also only available from a single source. Any disruption in the supply of any such single-sourced active pharmaceutical ingredient, other raw material or finished product or an increase in the cost of such materials or products could adversely impact our ability to manufacture or sell such products, the ability of our third-party manufacturers to supply us with such products, or our profitability. We attempt to manage the risks associated with reliance on single sources of active pharmaceutical ingredient, other raw materials or finished products by carrying additional inventories or, where possible, developing second sources of supply. See Item 1A. "Risk Factors" for additional information on the risks associated with our manufacturing arrangements.

Our global supply team worked diligently to stay ahead of the challenges presented by the COVID-19 pandemic. See Item 7. "Management's Discussion and Analysis — Impacts of COVID-19 Pandemic" for further information.

Human Capital Resources

In order to achieve our vision of being a trusted health care partner, we strive to ensure our employees around the world feel proud to be a part of Bausch Health Companies Inc.

As of December 31, 2022, we had approximately 19,900 employees, of which approximately 12,900 were Bausch + Lomb employees. We had approximately 10,300 employees in production, 6,600 in sales and marketing, 1,700 in general and administrative positions and 1,300 in R&D. These employees are located around the world, with 7,600 in the United States and Canada, 6,920 in Europe, 2,440 in Asia-Pacific countries, 2,110 in Latin America, 630 in Russia and Commonwealth of Independent State countries and 200 in the Middle East and Africa.

Collective bargaining exists for some employees in several countries in which Bausch + Lomb does business. We consider our relations with our employees to be good and have not experienced any work stoppages, slowdowns or other serious labor problems that have materially impeded our business operations.

In 2022 our turnover trended higher than our target turnover rate, but we have not experienced any significant disruption to date as a result of turnover.

Health, Safety and Wellness

Our employees' health, safety, and wellness are important to us. On an ongoing basis, Bausch Health excluding Bausch + Lomb and Bausch + Lomb measure how well we are fostering the health and safety of our employees through our Days Away Rate ("DAR"), which is a standard used in our industry to capture the number of days that our employees are away from work as a result of a work-related injury or illness. For the year 2022, Bausch Health excluding Bausch + Lomb's DAR was 17 days per 100 employees. This was higher than the goal we established for DAR of less than 7 days per 100 employees but was favorable to our industry's average DAR of 24 days per 100 employees. The higher than target DAR was primarily attributable to two extended absences and DAR stabilized and trended downward in the 2nd half of 2022. In 2022, Bausch + Lomb's DAR was 5.6, which met its goal not to exceed 7.17 and is far below similar industry standard DAR of 21.7.

We also recognize that physical, emotional and financial wellbeing are significant contributors to our employees' success at work and home. We aim to support our employees in their everyday life by centering programs and activities around these three pillars of wellbeing. Across each of these pillars, we offer a range of resources to help our employees be healthy and feel successful in both their professional and personal lives, including through employee assistance programs.

Diversity and Inclusion

We are dedicated to fostering an inclusive work environment where everyone feels welcomed, supported and valued for their talents and contributions. Our Bausch Health Diversity, Equity & Inclusion ("DE&I") strategy centers on connecting our employees to our Company, each other, and our communities to cultivate a sense of trust, respect and belonging for all.

We strive to advance candid conversations among employees regarding such key topics as inclusion, racism and gender equality. Through our diversity and inclusion training and education efforts, all employees have been provided with educational tools and resources to understand how to talk about these topics at work and how to become more aware of unconscious biases they may have. During 2022, all employees were invited to participate in interactive workshops on various topics including equitable leadership, understanding and managing conflict styles, building awareness, skills and confidence to support LGBTQ+ colleagues, and creating and fostering inclusive environments.

Talent Development

We are committed to the development of our employees and believe that our success coincides with our employees' achievements of personal and professional goals.

Through our Employee Development Framework, we endeavor to support our employees' interests to grow to their full potential, achieve career goals, and contribute to the success of our Company. We empower employees to explore roles that are of interest and gain insights into their strengths and development needs. We provide a variety of development programs to support our employees at every stage of their career and incorporate individual development plans that aim to help our employees reach their career goals.

We also have a robust, global succession planning process that allows us to define talent needs based on business strategy, identify talent and drive their development and growth, strengthen the pipeline for critical leadership positions, and optimize talent deployment across the business. As detailed in its charter, the Talent and Compensation Committee of the Board of Directors assists the Board with oversight of our Company's talent management and succession planning process. The Board of Directors reviews succession planning progress and specifically the plans for Executive Committee roles. To support this

process, the Board interacts with leaders and managers throughout the organization during the year to get to know these employees and their work.

Total Rewards

Our total rewards philosophy is designed to attract, retain, motivate and engage our employees. We provide comprehensive and market competitive compensation and benefit programs across our geographies, aligning these programs with the interests of our shareholders and balancing appropriate risk taking. Collectively, these programs comprise our Total Rewards package.

Our compensation program includes base pay, short-term incentives and long-term incentives. We provide the opportunity for our employees to earn more when we deliver against objectives – both as a total company and individually. We also provide competitive benefit programs based on local practice in the countries where our employees work. Our programs include medical coverage, retirement benefits, paid time off, and life and other insurances.

Corporate Social Responsibility

We are proud to support the communities in which we live and work with their charitable initiatives. Bausch Health provides monetary and product donations to not for profit organizations for use in indigent care, public education, advocacy efforts, disaster relief or other charitable efforts. Bausch Health also provides grants to organizations that deliver independent, professional education initiatives for healthcare providers, including continuing medical education, as well as requests to provide funding or free product for investigator initiated studies.

We understand that some patients may face financial obstacles that can keep them from obtaining the prescription products they need. Bausch Health is committed to improving access to medications through our patient assistance programs. The purpose of the Bausch Health Patient Assistance Program is to provide eligible patients in the U.S. with certain of our prescription products where their financial circumstances or insurance status would otherwise interfere with their ability to access such products. If approved, patients receive their Bausch Health Companies Inc. prescription product(s) at no cost to them for up to one year and may be able to reapply to the program annually if they continue to meet eligibility requirements and have a valid prescription.

See Item 7. "Management's Discussion and Analysis — Overview — Focus on Core Businesses — Improve Patient Access" for additional discussion regarding Company programs to address the affordability and availability of our products.

Product Liability Insurance

Since March 31, 2014, we have self-insured substantially all of our product liability risk for claims arising after that date. In the future, we will continue to re-evaluate our decision to self-insure and may purchase additional product liability insurance to cover product liability risk. See Item 1A. "Risk Factors" of this Form 10-K for additional information.

Seasonality of Business

Historically, revenues from our business tend to be weighted toward the second half of the year. Sales in the first quarter tend to be lower as patient co-pays and deductibles reset at the beginning of each year. Sales in the fourth quarter tend to be higher based on consumer and customer purchasing patterns associated with health care reimbursement programs. However, there are no assurances that these historical trends will continue in the future.

Geographic Areas

A significant portion of our revenues is generated from operations or otherwise earned outside the U.S. and Canada. All of our foreign operations are subject to risks inherent in conducting business abroad, including price and currency exchange controls, fluctuations in the relative values of currencies, political and economic instability and restrictive governmental actions including possible nationalization or expropriation. Changes in the relative values of currencies may materially affect our results of operations. For a discussion of these risks, see Item 1A. "Risk Factors" of this Form 10-K.

See Note 22, "SEGMENT INFORMATION" to our audited Consolidated Financial Statements for revenues and long-lived assets by geographic area.

A portion of our revenue and income was earned in Canada and Ireland, which have low effective tax rates. See Item 1A. "Risk Factors" of this Form 10-K relating to tax rates for more information.

Available Information

Our Internet address is *www.bauschhealth.com*. We post links on our website to the following filings as soon as reasonably practicable after they are electronically filed or furnished to the SEC: annual reports on Form 10-K, quarterly reports

on Form 10-Q, current reports on Form 8-K and any amendment to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended. All such filings are available through our website free of charge. The information on our Internet website is not incorporated by reference into this Form 10-K or our other securities filings and is not a part of such filings. The SEC also maintains an Internet website at *www.sec.gov* that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC.

We are also required to file reports and other information with the securities commissions in all provinces in Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") at *www.sedar.com*, the Canadian equivalent of the SEC's electronic document gathering and retrieval system.

Item 1A. Risk Factors

Our business, financial condition, cash flows and results of operations are subject to various risks and uncertainties. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Form 10-K, including those risks set forth under the heading entitled "Forward-Looking Statements" and in other documents that we file with the SEC and the CSA, before making any investment decision with respect to our common shares or debt securities. If any of the risks or uncertainties actually occur or develop, our business, financial condition, cash flows, results of operations and/or future growth prospects could change, and such change could be materially adverse. Under these circumstances, the market value of our common shares and/or debt securities could decline, and you could lose all or part of your investment in our common shares and/or debt securities.


Summary of Risk Factors


The following is a summary of the risk factors our business faces. The list below is not exhaustive, and investors should read this "Risk Factors" section in full. Some of the risks we face include:

- risks associated with the ongoing conflict between Russia and Ukraine and the export controls, sanctions and other restrictive actions that have been or may be imposed by the U.S., Canada and other countries against governmental entities in Russia, Belarus and parts of Ukraine;

- the effect of the COVID-19 pandemic on our business, financial condition, cash flows, and results of operations;

- the ongoing litigation and potential additional litigation, claims, challenges and/or regulatory investigations challenging or otherwise relating to the B+L IPO and the B+L Separation and the costs, expenses, use of resources, diversion of management time and efforts, liability and damages that may result therefrom;

- the impact on our business from the closing of the B+L IPO, the uncertainties with respect to the expected timing of completion of the B+L Separation, including the impact of a failure to maintain the tax-free treatment of such transaction, the continued reliance on Bausch + Lomb employees for certain transitional services, a failure to obtain replacement contracts, any actual or perceived conflict of interest of our directors and officers who also serve roles in Bausch + Lomb and the cross-indemnification obligations on us and Bausch + Lomb;

- the impacts on our business related to the suspension of the Solta IPO;

- the ongoing legal proceedings, investigations, and inquiries respecting certain of our historical distribution, marketing, pricing, disclosure and accounting practices;

- the impact of changes to our pricing practices, whether imposed, legislated or voluntary;

- the potential adverse impact of legal and governmental proceedings that are uncertain, costly and time-consuming;

- our dependence on third parties to meet their contractual, legal, regulatory, and other obligations;

- the impact of product recalls and related product liability claims;

- our ability to comply with extensive regulation concerning marketing, promotional and business practices;

- our ability to comply with restrictive covenants in our debt agreements;

- our ability to generate cash in order to service our debt;

- the impact on our business of restrictions imposed by our significant indebtedness;

- the effect of interest rate changes, including the discontinuation of the London Interbank Offered Rate ("LIBOR");

- our ability to manage the transition of our key management positions;

- our ability to recruit and retain executives and key personnel;

- the potential increase of our effective tax rates, including as a result of proposed changes to applicable tax laws;

- our ability to compete with generic competitors in products that represent a significant amount of our revenue;

- our ability to obtain, maintain, enforce or defend the intellectual property rights required to conduct our business;

- the impact of current and potential intellectual property litigation;

- our ability to develop or acquire more effective or less costly pharmaceutical or OTC products or medical devices than our competitors;

- the effect of our commitment to the cessation of or limitation on pricing increases for certain of our products;

- the impact of divestitures of certain of our assets and business;

- the potential adverse effect of acquisitions of assets, products and businesses;

- our ability to maintain and provide appropriate training in our products to our health care providers;

- our ability to successfully commercialize our pipeline products;

- our ability to comply with ongoing regulatory review of our marketed drugs, including our dietary products;

- the impact on our revenues and profits from generic products as a result of changes to regulatory policy;

- the impact on our business of interruptions in our manufacturing processes;

- our dependence on a limited number of sources for certain of our finished products and raw materials;

- the effect of changes in inventory levels or fluctuations in buying patterns by our large distributor and retail customers;

- our ability to achieve or maintain expected levels of market acceptance for our new products;

- our dependence on reimbursements from governmental and other third-party payors;

- the impact of a failure to be included in formularies developed by managed care organizations and third-party payors;

- the impact of pricing controls, social or governmental pressure to lower the cost of drugs, and consolidation across the supply chain;

- the failure of our fulfillment arrangements with Walgreens and our dermatology cash-pay prescription program;

- the impact of catastrophic events that may disrupt our business;

- the illegal distribution and sale of counterfeit versions of our products;

- the reduction of profits due to imports from countries where our products are available at lower prices;

- the reduction of revenues in future fiscal periods due to our policies regarding returns, allowances, and chargebacks;

- the decline in sales volumes or prices of our products as the result of the concentration of sales to wholesalers;

- the decline in pricing and/or volume of our products in our distribution agreements with other companies;

- risks associated with the international scope of our operations;

- foreign currency exposure on the translation into U.S. dollars of the financial results of our international operations;

- the breakdown, interruption, breach or other compromise of our information technology systems;

- our ability to comply with applicable laws and regulations and prevail in any litigation related to noncompliance;

- the impact that reforms of the health care system may have on our ability to sell our products profitably;

- our ability to comply with environmental laws and regulations and environmental remediation obligations;

- risks associated with climate change;

- our ability to maintain adequate internal controls and to provide an assertion as to the effectiveness of such controls on an annual basis;

- the potential adverse effect of shareholder activism;

- the impact on our profitability from the potential impairment of goodwill and other intangible assets;

- our ability to effectively monitor and respond to expectations regarding environmental, social and governance matters;

- our potential obligations under our indemnity agreements and arrangements; and

- the fluctuation of our operating results and financial condition from quarter to quarter.

Risks Relating to the Russia and Ukraine conflict

As a result of the current conflict between Russia and Ukraine, including the recent invasion of Ukraine by Russia, the current and any future responses by the global community to such conflict and any counter responses by the Russian government or other entities or individuals, and the potential expansion of the conflict to other countries, we have begun to experience and may continue to experience an adverse impact on our business and operations in this region, as well as on our business and operations generally, which could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares to decline.

On February 24, 2022, Russia launched a military invasion of Ukraine. The ongoing military conflict between Ukraine and Russia has provoked strong reactions from the United States, the UK, the EU, Canada and various other countries around the world, including the imposition of export controls and broad financial and economic sanctions against Russia, Belarus and specific areas of Ukraine. Additional sanctions or other measures may be imposed by the global community, and counteractive measures may be taken by the Russian government, other entities in Russia or governments or other entities outside of Russia.

For 2022 and 2021, we derived approximately 2% of our revenues from sales of our products in Russia, less than 1% of our revenues from sales of our products in both Ukraine and Belarus. The conflict between Ukraine and Russia has begun to impact our business in the region, and we are continuously monitoring developments to assess any potential future impact that may arise. Given the nature of our products, we do not believe that the current sanctions and other measures imposed by the United States and other countries preclude us from conducting business in the region. However, we anticipate that the ongoing conflict in this region and the sanctions and other actions by the global community in response may continue to hinder our ability to conduct business with customers and vendors in this region. For example, we have experienced and may in the future experience disruption and delays in the supply of our products to our customers in Russia, Belarus and Ukraine. We have experienced and may in the future also experience decreased demand for our products in these countries as a result of the conflict and invasion. In addition, we may experience difficulties in collecting receivables from such customers. If we are hampered in our ability to conduct business with new or existing customers and vendors in this region, our business, and operations, including our revenues, profitability and cash flows, could be adversely impacted. Furthermore, if the sanctions and other retaliatory measures imposed by the global community change, we may be required to cease or suspend our operations in the region or, should the conflict worsen, we may voluntarily elect to do so. We cannot provide assurance that current sanctions or potential future changes in these sanctions or other measures will not have a material impact on our operations in Russia, Belarus and Ukraine. The disruption to, or suspension of, our business and operations in Russia, Belarus and Ukraine would adversely impact our business, financial condition, cash flows and results of operations in this region which may, in turn, materially adversely impact our overall business, financial condition, cash flows and results of operations, which impact could be material, and could cause the market value of our common shares to decline. Finally, we are also subject to risks if exchange controls were to be imposed that would limit the repatriation of profits from our operations in Russia. While we do not rely on profits or dividends from our Russian operations to fund our debt repayment or other business activities generally, as our operations from Russia primarily involve the sale of products purchased from our affiliates located outside of Russia, any exchange controls that would limit the purchase of or payment for products or goods from outside of Russia may have an adverse impact on our operations in Russia or the way we conduct business in Russia.

While the precise effects of the ongoing military conflict and sanctions on the Russian and global economies remain uncertain, they have already resulted in significant volatility in financial markets and depreciation of the Russian ruble and the Ukrainian hryvnia against the U.S. dollar, as well as in an increase in energy and commodity prices globally. Should the conflict continue or escalate, there may be various economic and security consequences including, but not limited to, supply shortages of different kinds, further increases in prices of commodities, including piped gas, oil and agricultural goods, reduced consumer purchasing power, significant disruptions in logistics infrastructure, telecommunications services and risks relating to the unavailability of information technology systems and infrastructure. The resulting impacts to the global economy, financial markets, inflation, interest rates and unemployment, among others, could adversely impact economic and financial conditions, and may disrupt the global economy's ongoing recovery following the COVID-19 pandemic. Other potential consequences include, but are not limited to, growth in the number of popular uprisings in the region, increased political discontent, especially in the regions most affected by the conflict or economic sanctions, increase in cyberterrorism activities and attacks, displacement of persons to regions close to the areas of conflict and an increase in the number of refugees fleeing across Europe, among other unforeseen social and humanitarian effects.

In addition, as a result of the ongoing conflict between Russia and Ukraine, we may experience other risks, difficulties and challenges in the way we conduct our business and operations generally. For example, there may be an increased risk of cybersecurity attacks due to the current conflict between Russia and Ukraine, including cyber security attacks perpetrated by Russia or others at its direction in response to economic sanctions and other actions taken against Russia as a result of its invasion of Ukraine. Any increase in such attacks on us or our third-party providers or other systems could adversely affect our network systems or other operations. In order to address the risks associated with cybersecurity attacks from the region (including state-sponsored cybersecurity attacks), we have taken action to consolidate network traffic from Russia and Belarus through a single point, which is designed to allow us to more closely inspect that traffic. In addition, if required, this consolidation provides a single point to quickly and efficiently disconnect the region from our corporate network. At this time, to the best of our knowledge, we do not believe we have experienced any cyberattacks that are related to the conflict between Russia and Ukraine. Although we have taken steps to enhance our protections against such attacks, we may not be able to address these cybersecurity threats proactively or implement adequate preventative measures and there can be no assurance that we will promptly detect and address any such disruption or security breach, if at all. In addition, as a result of the risk of collectability of receivables from our customers in Russia, Belarus and Ukraine, we may be required to adjust our accounting practices relating to revenue recognition in this region, with the result that we may not be able to recognize revenue from these customers until collected. We may also suffer reputational harm as a result of our continued operations in Russia, which may adversely impact our sales and other businesses in other countries. Finally, we have one global clinical trial involving Russia, Ukraine and Belarus with patients enrolled. We continue to support the existing patients, but have no plans to enroll new patients at this time. Plans for any additional trials involving Russia, Ukraine and Belarus have been postponed.

A protracted conflict between Ukraine and Russia, any escalation of that conflict, and the financial and economic sanctions and import and/or export controls imposed on Russia by the U.S., the UK, the EU, Canada and others, and the above-mentioned adverse effect on our operations (both in this region and generally) and on the wider global economy and market conditions could, in turn, have a material adverse impact on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

Risks Relating to COVID-19

The ongoing impact of the COVID-19 pandemic, the rapidly evolving reaction of governments, private sector participants and the public to that pandemic and/or the associated economic impact of the pandemic and the reactions to it, could adversely and materially impact our business, financial condition, cash flows and results of operations.

The ongoing impact of the COVID-19 pandemic, and the rapidly evolving reaction of governments, private sector participants and the public in an effort to contain the spread of COVID-19 (and variants thereof) and/or address its impacts have had significant direct and indirect effects on businesses and commerce generally, including disruption to supply chains, employee base and transactional activity, facilities closures and production suspensions, and significantly increased demand for certain goods and services, such as pandemic-related medical services and supplies, alongside decreased demand for others, such as retail, hospitality, travel and elective surgery.

As a result of the impact of COVID-19, we have experienced and may continue to experience delays in and postponement of our clinical trial programs, reduced demand for certain of our products due to the deferral of elective medical procedures and of doctor and dentist visits and restrictions on outpatient surgery and other medical procedures, and if such issues recur in the future, our results of operations may be adversely impacted as a result. In addition, certain of our facilities were temporarily closed in connection with the COVID-19 pandemic, and we have also experienced some disruptions to our supply chain as a result of challenges associated with the COVID-19 pandemic. Although we are not currently experiencing these effects, depending on future developments with respect to COVID-19, we may continue to experience those effects as a result of the pandemic, the emergence of new variants, the reactions of governments, private sector participants and the public to the pandemic and the associated disruption to business and commerce generally.

The extent and duration of the pandemic, the reactions of governments, private sector participants and the public to that pandemic and the associated disruption to business and commerce generally, and the extent to which these may impact our business, financial condition, cash flows and results of operations in particular, will depend on future developments which are highly uncertain and many of which are outside our control and cannot be predicted with confidence. Such developments include the ultimate geographic spread and duration of the pandemic, the availability and effectiveness of vaccines for COVID-19, vaccine hesitancy, the extent and duration of a resurgence of the COVID-19 virus and variant strains thereof, new information which may emerge concerning the severity of COVID-19, the effectiveness and intensity of measures to contain COVID-19 and/or address its impacts, and the economic impact of the pandemic and the reactions to it. Such developments, among others, depending on their nature, duration and intensity, could have a significant adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline and may exacerbate other risk factors disclosed in this Item 1A. "Risk Factors."

Developments such as those described above, among others, depending on their nature, duration and intensity, could have a significant adverse effect on the Company's business, financial condition, cash flows and results of operations.

Risks Relating to the B+L Separation

The B+L Separation is subject to challenge and could be subject to further challenges in the future, any of which could delay or prevent the consummation of such transactions or cause them to occur on worse terms than we currently expect.

The B+L Separation, including a distribution of all or a portion of our remaining equity interest in Bausch + Lomb to our shareholders, is subject to challenge, which could delay or prevent the consummation of such transactions or cause them to occur on worse terms than we currently expect. For example, in March 2022, the Company and Bausch + Lomb were named in a declaratory judgment action in the Superior Court of New Jersey, Somerset County, Chancery Division, brought by certain individual investors in the Company's common shares and debt securities who are also maintaining individual securities fraud claims against the Company and certain of its current or former officers and directors. This action seeks a declaratory judgment that alleged transfers of certain Company assets to Bausch + Lomb would constitute a voidable transfer under the New Jersey Voidable Transactions Act and that Bausch + Lomb would be liable for damages, if any, awarded against the Company in the individual opt-out actions. In addition, the Company could, in the future, face additional legal proceedings and investigations and inquiries by governmental agencies relating to these or similar matters. For more information regarding legal proceedings, see Note 20, "LEGAL PROCEEDINGS" to our audited Consolidated Financial Statements elsewhere in this Form 10-K.

We are unable to predict the outcome of any such proceedings, investigations and inquiries, but we may incur significant costs and diversion of management attention as a result of these matters, regardless of the outcome. Some or all of these proceedings, investigations and inquiries may lead to damages, settlement payments, fines, penalties, consent orders or other administrative sanctions against us. Furthermore, publicity surrounding these proceedings, investigations and inquiries or any enforcement action as a result thereof, even if ultimately resolved favorably for us could result in additional investigations and legal proceedings. As a result, these proceedings, investigations and inquiries could have a material adverse effect on our reputation, business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

The B+L Separation is subject to uncertainties

Unanticipated developments, including disruptions to business and commerce induced by the COVID-19 pandemic, changes in market conditions, possible delays in obtaining any necessary shareholder, stock exchange, regulatory or other approval or the failure to obtain any such approvals, possible delays in obtaining any required tax opinions or rulings or the failure to obtain any such tax opinions or rulings, that a portion of Bausch Health's ownership of Bausch + Lomb is pledged as collateral securing the 9.00% Intermediate Holdco Secured Notes, negotiating challenges, the uncertainty of the financial markets, changes in the law, and other challenges could delay or prevent the completion of the B+L Separation (including the Distribution, as defined below), result in changes to the anticipated structure of the B+L Separation, or cause the B+L Separation to occur on terms or conditions that are different or less favorable than expected. Any changes to the B+L Separation or delay in completing the B+L Separation could cause us not to realize some or all of the expected benefits or realize them on a different timeline than expected. Further, our Board of Directors could decide, either because of a failure to satisfy conditions or because of market or other factors, to delay, abandon or alter the structure or terms of the B+L Separation. No assurance can be given as to whether and when the full B+L Separation will occur, on what terms the B+L Separation will occur or whether the B+L Separation will achieve the benefits we expect. As a result, there can be no assurance as to the timing of the completion of the B+L Separation or its structure or terms.

Even if the B+L Separation is completed, we may not be able to achieve the full strategic and financial benefits expected to result from the B+L Separation. The B+L Separation is expected to unlock value by creating an independent business and distinct investment identity with enhanced strategic and management focus that allows more efficient allocation of resources and capital. In addition, though the proceeds from the B+L IPO facilitated further reductions in the aggregate amount of our outstanding indebtedness, we may not achieve these and other anticipated benefits for a variety of reasons, including, among others: (i) Bausch + Lomb may prove to be less valuable on an independent basis than we anticipate, including because it is more susceptible to economic downturns and other adverse events than if it were still a part of the Company and because its business will be less diversified than the Company's business prior to the B+L Separation and (ii) other actions required to separate the respective businesses could disrupt our operations.

The completion of the B+L Separation has and will continue to require significant resources, time and attention from our senior management and employees, which could cause distractions and divert attention and resources away from other projects and the day-to-day operation of our business. We may also experience increased difficulties in attracting, retaining, and motivating management and employees during the pendency of the B+L Separation and following its completion. For more information on these and other related risks, see Item 1A. "Risk Factors—Employment-related Risks" of this Form 10-K. The

B+L Separation, whether or not completed, may also have an adverse impact on our relationships with our customers, suppliers and other business counterparties. The price of our common shares could also fluctuate significantly in response to developments or market speculation related to the B+L Separation. The B+L Separation, if completed, may also have the effect of exacerbating other risk factors disclosed in this Item 1A. "Risk Factors."

We have already incurred expenses in connection with the B+L Separation, and expect that the process of completing the B+L Separation will be time-consuming and involve significant additional costs and expenses, which may not yield a discernible benefit if the B+L Separation is not completed on the timeline and terms currently anticipated or at all. In addition, if the B+L Separation is not completed or if it is delayed or restructured, we will still be required to pay certain costs and expenses incurred in connection therewith, such as legal, accounting, and other professional and advisory fees. Furthermore, the B+L Separation, if completed, is expected to result in dyssynergy costs, which may be greater than we anticipate and/or may be significant. In addition, we could be subject to legal proceedings or other claims challenging the B+L Separation, which could result in substantial costs and liability and also divert management's attention and resources, any of which could harm our business.

Any of the above factors could cause the B+L Separation (or the failure to consummate the B+L Separation) to have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

If the distribution of the shares in Bausch + Lomb (the "Distribution") proceeds pursuant to the Arrangement, to preserve the tax-free treatment of certain transactions related to the Distribution, we may not be able to engage in certain transactions. In such case, we could incur significant tax liabilities, or be liable to Bausch + Lomb, if certain transactions occur which result in these transactions or the Distribution being subject to tax. The application of certain requirements of the public company "butterfly reorganization" rules in Section 55 of the Canadian Tax Act depend on events that may not be within our control.

We currently expect that the Distribution will be effected pursuant to the public company "butterfly reorganization" rules in Section 55 of the Income Tax Act (Canada) (the "Canadian Tax Act"). If the Distribution is effected pursuant to the public company "butterfly reorganization" rules in Section 55 of the Tax Act as currently anticipated, we and Bausch + Lomb will recognize a taxable gain on the Distribution if (a) within three years of the Distribution, Bausch + Lomb engages in a subsequent spin-off or split-up transaction under Section 55 of the Canadian Tax Act or the Company engages in a split-up (but not spin-off) transaction under Section 55 of the Canadian Tax Act; (b) a "specified shareholder" as defined for purposes of the "butterfly reorganization" rules in Section 55 of the Canadian Tax Act disposes of our shares or shares of Bausch + Lomb, or property that derives 10% or more of its value from such shares and an unrelated person or partnership acquires such property or property substituted therefore as part of the "series of transactions" which includes the Distribution; (c) there is an acquisition of control of the Company or Bausch + Lomb that is part of the "series of transactions" that includes the Distribution; or (d) certain persons acquire shares in the capital of Bausch + Lomb (other than in specified permitted transactions) in contemplation of and as part of the "series of transactions" that includes, the Distribution. If any of the above events, certain of which are outside the control of the Company and Bausch + Lomb, were to occur and to cause the Distribution to be taxable to us and/or to Bausch + Lomb, then we or Bausch + Lomb, as applicable, and, in some cases, both us and Bausch + Lomb, would be liable for a substantial amount of tax.

Given these potentially significant tax consequences, if the Arrangement is pursued, it is anticipated that we will agree with Bausch + Lomb to certain tax-related covenants, which may restrict us from taking certain actions that we might otherwise choose to take, some of which could be material, and the nature, extent and effect of these restrictions will depend on the manner in which the Distribution is effected. Furthermore, if we breach any of these tax-related covenants, we may be required to indemnify Bausch + Lomb against any taxes or other losses suffered or incurred from or in connection with such breach, which loss may include the taxable gain recognized by Bausch + Lomb if the Separation were to be taxable, as further described above.

In connection with the B+L Separation, we will continue to rely on Bausch + Lomb for certain services, which services may not be sufficient to meet our needs, which may result in increased costs and otherwise adversely affect our business.

In connection with the B+L Separation, we anticipate that we and Bausch + Lomb will provide to each other certain services for a transitional period in exchange for certain agreed-upon fees. If we no longer receive these services from Bausch + Lomb due to the termination or expiration of these transitional services, we may not be able to perform these services ourselves and/or find appropriate third-party arrangements at a reasonable cost (and any such costs may be higher than those charged by Bausch + Lomb). In addition, in connection with the B+L Separation, we expect that a number of the employees that support our business (which number of employees may be significant) will be employed by legal entities that are owned by Bausch + Lomb and not by us.

Certain contracts used in our business may need to be replaced in connection with the B+L Separation and failure to obtain such replacement contracts could increase our expenses or otherwise adversely affect our results of operations.

In connection with the B+L Separation, we may be required to replace certain shared contracts. It is possible that, in connection with the replacement process, some parties may seek more favorable contractual terms from us. If we are unable to obtain such replacement contracts, the loss of these contracts could increase our expenses or otherwise materially adversely affect our business, results of operations and financial condition.

In connection with the B+L Separation, some of our directors and officers may have actual or potential conflicts of interest because of their equity ownership in Bausch + Lomb, and/or because they also serve as officers or directors of Bausch + Lomb.

Because of their positions with Bausch + Lomb, in connection with the B+L Separation, some of our directors and executive officers may own common shares of Bausch + Lomb or have options to acquire shares of Bausch + Lomb, and the individual holdings may be significant for some of these individuals compared to their total assets. In addition, in connection with the B+L Separation, certain of our current or former officers and directors will also serve as officers or directors of Bausch + Lomb. A director who has a material interest in a matter before our Board of Directors or any committee on which he or she serves is required to disclose such interest as soon as the director becomes aware of it in accordance with applicable law. In situations where a director has a material interest in a matter to be considered by our Board of Directors or any committee on which he or she serves, such director may be required to excuse himself or herself from the meeting while discussions and voting with respect to the matter are taking place. Although all transactions with related parties will be approved by independent members of our Board of Directors that may meet in the absence of senior executive officers or non-independent directors, the ownership of Bausch + Lomb equity or service to Bausch + Lomb may create the appearance of conflicts of interest when the Bausch + Lomb-affiliated directors and officers are faced with decisions that could have different implications for Bausch + Lomb or us. For example, potential conflicts of interest could arise in connection with the resolution of any dispute that may arise between Bausch + Lomb and us regarding the terms of the B+L Separation. Potential conflicts of interest could also arise if we enter into commercial arrangements with Bausch + Lomb in the future. As a result of these actual or apparent conflicts, we may be precluded from pursuing certain growth initiatives. While the Board of Directors believes that, given its size and structure, such actual or potential conflicts of interest can be managed adequately, including that the independent members of our Board of Directors may meet in the absence of senior executive officers or non-independent directors in respect of the relevant matter, the actual or perceived conflicts of interest that may arise could cause reputational or other harm.

In connection with the B+L Separation and the various separation-related agreements entered into by us and Bausch + Lomb in connection with the proposed transaction, we have agreed to indemnify Bausch + Lomb, for certain liabilities, and Bausch + Lomb has agreed to indemnify us for certain liabilities. However, there can be no assurance that Bausch + Lomb's indemnity will be sufficient to insure us against the full amount of such liabilities, or that Bausch + Lomb's ability to satisfy its indemnification obligation will not be impaired in the future.

In connection with the various separation-related agreements entered into between Bausch + Lomb and us in connection with the B+L Separation, Bausch + Lomb, agreed to indemnify us for certain liabilities. However, there can be no assurance that the indemnity from Bausch + Lomb will be sufficient to protect us against the full amount of such liabilities, or that Bausch + Lomb will be able to fully satisfy its indemnification obligations in the future. Even if we ultimately succeed in recovering from Bausch + Lomb any amounts for which we are held liable, we may be temporarily required to bear these losses. Each of these risks could negatively affect our business, financial condition, results of operations and cash flows. Furthermore, any indemnification claim against us by Bausch + Lomb, including for a breach of the tax-related covenants described above, could be substantial, may not be able to be satisfied and may have a material adverse effect on us. Each of these risks could also negatively affect our business, financial condition, results of operations and cash flows.

We suspended our plan to pursue an IPO of our Solta Medical device aesthetics business.

On August 3, 2021, we announced that we intended to pursue an IPO of Solta Medical. The proposed Solta IPO would establish Solta Medical as a separate publicly traded company that consists of our medical aesthetics business. On June 16, 2022, we announced the suspension of the Solta IPO. Accordingly, the Solta IPO will not be completed in accordance with the previously-anticipated timeline and if resumed, will involve significant time, expense, and distraction, any of which could disrupt or have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

Legal and Reputational Risks

We are the subject of a number of ongoing legal proceedings, investigations and inquiries respecting certain of our historical distribution, marketing, pricing, disclosure and accounting practices, including our former relationship with Philidor, which have had and could continue to have a material adverse effect on our reputation, business, financial condition, cash flows and results of operations, could result in additional claims and material liabilities, and could cause the market value of our common shares and/or debt securities to decline.

While we have successfully settled or otherwise resolved a number of legacy legal proceedings, investigations and inquiries relating to, among other things, our disclosure and accounting practices and our former relationship with Philidor, including the securities class action litigation matters in both the U.S. and Canada, the investigation by the SEC, the investigation order from the Autorité des marches financiers (the "AMF") (our principal securities regulator in Canada) and certain derivative lawsuits, we are currently still the subject of a number of other ongoing legal proceedings and investigations and inquiries by governmental agencies, including, but not limited to, the following: (i) a number of pending securities litigations, including certain opt-out actions in the U.S. (related to the U.S. Securities Litigation which has been settled), and in Canada (related to the securities class action litigation in Canada which has been settled), the allegations of which relate to, among other things, allegedly false and misleading statements by the Company and/or failures to disclose information about our business and prospects, including relating to drug pricing, our policies and accounting practices, our use of specialty pharmacies, and our former relationship with Philidor and (ii) a lawsuit brought against the Company in the Superior Court of New Jersey asserting claims for common law fraud, negligent misrepresentation, and violations of the New Jersey Racketeer Influenced and Corrupt Organizations Act. In addition, we could, in the future, face additional legal proceedings and investigations and inquiries by governmental agencies relating to these or similar matters. For more information regarding legal proceedings, see Note 20, "LEGAL PROCEEDINGS" to our audited Consolidated Financial Statements.

We are unable to predict how long such proceedings, investigations and inquiries will continue, but we anticipate that we will continue to incur significant costs in connection with some or all of these matters and that some or all of these proceedings, investigations and inquiries will result in a substantial distraction of management's time, regardless of the outcome. Some or all of these proceedings, investigations and inquiries will likely result in damages, settlement payments (such as the $1,210 million payment made by the Company in connection with the previously settled U.S. Securities Litigation), fines, penalties, consent orders or other administrative sanctions (including exclusion from federal programs) against the Company and/or certain of our directors and officers, any of which could be material, or in changes to our business practices, which, in turn, may result in or may contribute to an inability by us to meet the financial covenant contained in our 2022 Amended Credit Agreement (as defined below). Furthermore, publicity surrounding these proceedings, investigations and inquiries or any enforcement action as a result thereof, even if ultimately resolved favorably for us could result in additional investigations and legal proceedings. As a result, these proceedings, investigations and inquiries could have a material adverse effect on our reputation, business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

Our historical business practices, including with respect to past pricing practices, are under scrutiny. Any changes to our practices relating to pricing or the current prices of products, whether imposed, legislated or voluntary, could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

We are under scrutiny with respect to our historical business practices (including with respect to past pricing practices), including various securities litigations, including certain opt-out actions in the U.S. (related to the previously settled securities class action) and in Canada (related to the settled securities class action), and certain other lawsuits. We are unable to predict how such proceedings, investigations and inquiries will impact our current business practices, including with respect to pricing, or the prices of our products, including whether we will be required to impose pricing freezes or controls, pricing reductions (including on a retroactive basis) or other price regulation for some or all of our products.

In addition, in recent years, in the U.S., state and federal governments have considered implementing legislation that would control or regulate the prices of drugs. Other countries have announced or implemented measures on pricing, including suspensions on price increases, prospective and possibly retroactive price reductions and other recoupments. These measures and proposed measures vary by country. These measures and these proposed measures and legislation, if implemented, could lead to impairment of certain of our intangible assets which could be significant, and/or could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

We are involved in various other legal and governmental proceedings that are uncertain, costly and time-consuming and could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

We are involved in a number of other legal and governmental proceedings and may be involved in additional litigation in the future. These proceedings are complex and extended and occupy the resources of our management and employees. These proceedings are also costly to prosecute and defend and may involve substantial awards or damages payable by us if not found in our favor. We may also be required to pay substantial amounts or grant certain rights on unfavorable terms in order to settle such proceedings. Defending against or settling such claims and any unfavorable legal decisions, settlements or orders could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline. For more information regarding legal proceedings, see Note 20, "LEGAL PROCEEDINGS" to our audited Consolidated Financial Statements.

For example, the pharmaceutical industry, including our Company, has been the focus of both private payor and governmental concern regarding pricing of pharmaceutical products. Related actions, including Congressional and other governmental investigations and litigation, are costly and time-consuming, and adverse resolution of such actions or changes in our business practices, such as our approach to the pricing of our pharmaceutical products, could adversely affect our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

Further, the pharmaceutical and medical device industries historically have generated substantial litigation concerning the manufacture, use and sale of products and we expect this litigation activity to continue. As a result, we expect that patents related to our products will be routinely challenged, and the validity or enforceability of our patents may not be upheld. In order to protect or enforce patent rights, we may initiate litigation against third parties. Our patents may also be challenged in administrative proceedings in the United States Patent and Trademark Office and patent offices outside of the United States. If we are not successful in defending an attack on our patents and maintaining exclusive rights to market one or more of our products still under patent protection, we could lose a significant portion of sales in a very short period. Even in cases where we prevail in an infringement claim, legal remedies available for harm caused to us may not be sufficient to make us whole. We may also become subject to, or threatened with, legal proceedings and infringement claims by third parties and may have to defend against charges that we infringed, misappropriated or otherwise violated patents or the intellectual property or proprietary rights of third parties. Third parties may also request a preliminary or permanent injunction from a court of law to prevent us from marketing a product. Even if we believe third-party intellectual property claims are without merit, there is no assurance that a court would find in our favor on questions of infringement, validity, enforceability or priority. If we are found to infringe, misappropriate or otherwise violate the intellectual property rights of others, we could lose our right to develop, manufacture or sell products, including our generic products, or could be required to pay monetary damages or royalties to license proprietary rights from third parties, which could be substantial and include treble damages and attorneys' fees, if we are found to willfully infringe any intellectual property rights of others. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Any of the foregoing events could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

In addition, in the U.S., it has become increasingly common for patent infringement actions to prompt claims that antitrust laws have been violated during the prosecution of the patent or during litigation involving the defense of that patent. Such claims by direct and indirect purchasers and other payers are typically filed as class actions. The relief sought may include treble damages and restitution claims. Similarly, antitrust claims may be brought by government entities or private parties following settlement of patent litigation, alleging that such settlements are anti-competitive and in violation of antitrust laws. In the U.S. and Europe, regulatory authorities have continued to challenge as anti-competitive so-called "reverse payment" settlements between branded and generic drug manufacturers. We may also be subject to other antitrust litigation involving competition claims unrelated to patent infringement and prosecution. For more information regarding legal proceedings, see Note 20, "LEGAL PROCEEDINGS" to our audited Consolidated Financial Statements. A successful antitrust claim by a private party or government entity against us could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

We depend on third parties to meet their contractual, legal, regulatory, and other obligations.

We rely on distributors, suppliers, contract research organizations, vendors, service providers, business partners and other third parties to research, develop, manufacture, distribute, market and sell many of our products, as well as perform other services relating to our business. We rely on these third parties to meet their contractual, legal, regulatory and other obligations. A failure to maintain these relationships or poor performance by these third parties could negatively impact our business. In addition, we cannot guarantee that the contractual terms and protections and compliance controls, policies and procedures we have put in place will be sufficient to ensure that such third parties will meet their legal, contractual and regulatory obligations or that these terms, controls, policies, procedures and other protections will protect us from acts committed by our agents, contractors, distributors, suppliers, service providers or business partners that violate contractual obligations or the laws or regulations of the jurisdictions in which we operate, including matters respecting anti-corruption, fraud, bribery and kickbacks

and false claims, pricing, sales and marketing practices, privacy laws and other legal obligations. Any failure of such third parties to meet these legal, contractual and regulatory obligations or any improper actions by such third parties or even allegations of such non-compliance or actions could damage our reputation, adversely impact our ability to conduct business in certain markets and subject us to civil or criminal legal proceedings and regulatory investigations, monetary and non-monetary damages and penalties and could cause us to incur significant legal and investigatory fees and, as a result, could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline. For example, the allegations about the activities of Philidor and our former relationship with Philidor have resulted in a number of investigations, inquiries and legal proceedings against us, which have damaged and may further damage our reputation and result in damages, fines, penalties or administrative sanctions against the Company and/or certain of our officers. For more information regarding legal proceedings, see Note 20, "LEGAL PROCEEDINGS" to our audited Consolidated Financial Statements.

If our products cause, or are alleged to cause, serious or widespread personal injury, we may have to withdraw those products from the market and/or incur significant costs, including payment of substantial sums in damages, and we may be subject to exposure relating to product liability claims. In addition, our product liability self-insurance program may not be adequate to cover future losses.

We face an inherent business risk of exposure to significant product liability and other claims in the event that the use of our products caused, or is alleged to have caused, adverse effects. These product liability proceedings may be costly to prosecute and defend and may involve substantial awards or damages payable by us if not found in our favor.

Furthermore, our products may cause, or may appear to have caused, adverse side effects (including death) or potentially dangerous drug interactions that we may not learn about or understand fully until the drug has been administered to patients for some time. The withdrawal of a product following complaints and/or incurring significant costs, including the requirement to pay substantial damages in personal injury cases or product liability cases, could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

In addition, since March 31, 2014, we have self-insured substantially all of our product liability risk for claims arising after that date. We periodically evaluate and adjust our claims reserves to reflect trends in our own experience, as well as industry trends. However, historical loss trends may not be adequate to cover future losses, as historical trends may not be indicative of future losses. If ultimate results exceed our estimates, this would result in losses in excess of our reserved amounts. If we were required to pay a significant amount on account of these liabilities for which we self-insure, this could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

Our marketing, promotional and business practices, as well as the manner in which sales forces interact with purchasers, prescribers and patients, are subject to extensive regulation and any material failure to comply could result in significant sanctions against us.

The marketing, promotional and business practices of pharmaceutical and medical device companies, as well as the manner in which companies' in-house or third-party sales forces interact with purchasers, prescribers, and patients, are subject to extensive regulation, enforcement of which may result in the imposition of civil, regulatory and/or criminal penalties, injunctions, and/or limitations on marketing practice for some of our products and/or pricing restrictions or mandated price reductions for some of our products. Many companies, including us, have been the subject of claims related to these practices asserted by federal authorities. These claims have resulted in fines and other consequences, such as entering into corporate integrity agreements with the U.S. government. Companies may not promote drugs or devices for "off-label" uses-that is, uses that are not described in the product's labeling and that differ from those approved by the FDA, Health Canada, EMA or other applicable regulatory agencies. A company that is found to have improperly promoted off-label uses may be subject to significant liability, including civil and administrative remedies (such as entering into corporate integrity agreements with the U.S. government), as well as criminal sanctions. In addition, management's attention could be diverted from our business operations and our reputation could be damaged. For more information regarding legal proceedings, see Note 20, "LEGAL PROCEEDINGS" to our audited Consolidated Financial Statements.

Debt-related Risks

Our 2022 Amended Credit Agreement and the indentures governing our senior notes impose restrictive covenants on us. Our failure to comply with these covenants could trigger events, which could result in the acceleration of the related debt, a cross-default or cross-acceleration to other debt, foreclosure upon any collateral securing the debt and termination of any commitments to lend, each of which would have a material adverse effect on our business, financial condition, cash flows

and results of operations and would cause the market value of our common shares and/or debt securities to decline and could lead to bankruptcy or liquidation.

Our 2022 Amended Credit Agreement (as defined below) and the various indentures governing our senior notes contain covenants that restrict the way we conduct business and require us to satisfy certain financial tests in order to incur debt or take other actions. For example, the 2022 Amended Credit Agreement contains a financial covenant that requires us to maintain a certain financial ratio at fiscal quarter end.

The Company's 2022 Amended Credit Agreement contains a specified quarterly financial maintenance covenant (consisting of a first lien leverage ratio). As of December 31, 2022, we were in compliance with this financial maintenance covenant. However, we can make no assurance that we will be able to comply with the restrictive covenants contained in the 2022 Amended Credit Agreement and indentures in the future. Based on our current forecast for the next twelve months from the date of issuance of this Form 10-K, we expect to remain in compliance with this financial maintenance covenant and meet our debt obligations over that same period. In the event that we perform below our forecasted levels, we may also implement certain additional cost-efficiency initiatives, such as rationalization of selling, general and administrative expenses ("SG&A") and R&D spend, which would allow us to continue to comply with the financial maintenance covenant. The Company may consider taking other actions, including divesting other businesses, refinancing debt, issuing equity or equity-linked securities as deemed appropriate, to provide additional coverage in complying with the financial maintenance covenant and meeting its debt service obligations, or may negotiate with the applicable lenders for an amendment or modification to such covenant, as deemed appropriate. However, we cannot guarantee that any of the above-noted actions would be achieved. If we perform below our forecasted levels and the actions referenced above are not effective, we would fail to comply with our financial maintenance covenant. In that instance, we would be in default, and our lenders would be permitted to accelerate our debt unless we could obtain an amendment. If our debt was accelerated, we would not have sufficient funds to repay our debt absent a refinancing, and we cannot provide assurance that we would be able to obtain a refinancing.

Our inability to comply with the covenants in our debt instruments could lead to a default or an event of default under the terms thereof, for which we may need to seek relief from our lenders and noteholders in order to waive the associated default or event of default and avoid a potential acceleration of the related indebtedness or cross-default or cross-acceleration to other debt. There can be no assurance that we would be able to obtain such relief on commercially reasonable terms or otherwise and we may be required to incur significant additional costs. In addition, the lenders under our 2022 Amended Credit Agreement and holders of our senior notes may impose additional operating and financial restrictions on us as a condition to granting any such waiver. If an event of default is not cured or is not otherwise waived, a majority of lenders in principal amount under our 2022 Amended Credit Agreement or the trustee or holders of at least 25% in principal amount of a series of our senior notes may accelerate the maturity of the related debt under these agreements, foreclose upon any collateral securing the debt and terminate any commitments to lend, any of which would have a material adverse effect on our business, financial condition, cash flows and results of operations and would cause the market value of our common shares and/or debt securities to decline. Furthermore, under these circumstances, we may not have sufficient funds or other resources to satisfy all of our obligations and we may be unable to obtain alternative financing on terms acceptable to us or at all. In such circumstances, we could be forced into bankruptcy or liquidation and, as a result, investors could lose all or a portion of their investment in our securities.

On May 10, 2022, the Company and certain of its subsidiaries entered into a Second Amendment (the "Second Amendment") to the Fourth Amended and Restated Credit and Guaranty Agreement (as amended by the Second Amendment, the "2022 Amended Credit Agreement"). The 2022 Amended Credit Agreement provides for a new term loan facility with an aggregate principal amount of $2,500 million ("the 2027 Term Loan B Facility") maturing on February 1, 2027 and a new $975 million revolving credit facility (the "2027 Revolving Credit Facility") that will mature on the earlier of February 1, 2027 and the date that is 91 calendar days prior to the scheduled maturity of indebtedness for borrowed money of the Company and Bausch Health Americas, Inc. ("BHA") in an aggregate principal amount in excess of $1,000 million. After giving effect to the Second Amendment, the 2023 Revolving Credit Facility, June 2025 Term Loan B Facility and November 2025 Term Loan B Facility were refinanced (such refinancing, the "Credit Agreement Refinancing"), along with certain of the Company's existing senior notes, using net proceeds from the borrowings under the 2027 Term Loan B Facility, the B+L IPO and the B+L Debt Financing (as defined below) and available cash on hand. As of December 31, 2022, the Company had drawn $470 million on the 2027 Revolving Credit Facility. The Credit Agreement Refinancing, among other things, permitted us to designate Bausch + Lomb as an "unrestricted" subsidiary of the 2022 Amended Credit Agreement covenants upon achievement of a 7.60:1.00 pro forma "Remainco Total Leverage Ratio." On November 29, 2022, the Company designated 1261229 B.C. Ltd., the entity that directly or indirectly holds 88.7% of the issued and outstanding shares of Bausch + Lomb, as an unrestricted subsidiary of the Company in accordance with the terms of the Company's debt documents. In connection therewith, all of the subsidiaries of 1261229 B.C. Ltd., including Bausch + Lomb and its subsidiaries, are also now unrestricted subsidiaries of the Company and, as a result, are no longer subject to the covenants under the Bausch Health debt documents, and the earnings and debt of Bausch + Lomb, as defined in the relevant debt documents, are also not included in the calculation of the Company's financial maintenance covenant.

To service our debt, we will be required to generate a significant amount of cash. Our ability to generate cash depends on a number of factors, some of which are beyond our control, and any failure to meet our debt obligations would have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

We have a significant amount of indebtedness. For details regarding our debt and the maturity dates thereof, see Note 10, "FINANCING ARRANGEMENTS" to our audited Consolidated Financial Statements. Our ability to satisfy our debt obligations, will depend principally upon our future operating performance. As a result, prevailing economic conditions and financial, business and other factors, many of which are beyond our control, may affect our ability to make payments on our debt. If we do not generate sufficient cash flow to satisfy our debt obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. Alternatively, as we have done in the past, we may also elect to refinance certain of our debt, for example, to extend maturities. Our ability to restructure or refinance our debt will depend on the capital markets and our financial condition at such time. If we are unable to access the capital markets, whether because of the condition of those capital markets or our own financial condition or reputation within such capital markets, we may be unable to refinance our debt. In addition, any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. Further, given our capital structure, any refinancing of our senior unsecured debt may be with secured debt, thereby increasing our first lien and/or secured leverage ratios. Our inability to generate sufficient cash flow to satisfy our debt obligations or to refinance our obligations on commercially reasonable terms, or at all, could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

Repayment of our indebtedness is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness. Each subsidiary is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. Certain subsidiaries include non-U.S. subsidiaries that may be prohibited by law or other regulations from distributing funds to us and/or we may be subject to payment of taxes and withholdings on such distributions. In the event that we do not receive distributions from our subsidiaries or receive cash via services rendered, loans and intellectual property licensed, we may be unable to make required principal and interest payments on our indebtedness.

Our ability to continue to reduce our indebtedness will depend upon factors including our future operating performance, our ability to access the capital markets to refinance existing debt and prevailing economic conditions and financial, business and other factors, many of which are beyond our control. We can provide no assurance of the amount by which we will reduce our debt, if at all. In addition, servicing our debt will result in a reduction in the amount of our cash flow available for other purposes, including operating costs and capital expenditures that could improve our competitive position and results of operations.

We have incurred significant indebtedness, which restricts the manner in which we conduct business.

We have incurred significant indebtedness, including in connection with our prior acquisitions. We may incur additional long-term debt and working capital lines of credit to meet future financing needs, subject to certain restrictions and prohibitions under the agreements governing our indebtedness, which would increase our total debt. This additional debt may be substantial and some of this indebtedness may be secured.

The agreements governing our indebtedness contain restrictive covenants which impose certain limitations on the way we conduct our business, including limitations on the amount of additional debt we are able to incur, prohibitions on incurring additional debt if certain financial covenants are not met and restrictions on our ability to make certain investments and other restricted payments. Any additional debt, to the extent we are able to incur it, may further restrict the manner in which we conduct business. Such restrictions, prohibitions and limitations could impact our ability to implement elements of our strategy, including in the following ways:

- our flexibility to plan for, or react to, competitive challenges in our business and the pharmaceutical and medical device industries may be compromised;
    - we may be put at a competitive disadvantage relative to competitors that do not have as much debt as we have, and competitors that may be in a more favorable position to access additional capital resources;
    - our ability to make acquisitions and execute business development activities through acquisitions will be limited and may, in future years, continue to be limited; and
    - our ability to resolve regulatory and litigation matters may be limited.

In the past, our credit ratings have been downgraded. Any further downgrade in our corporate credit ratings or other credit ratings may increase our cost of borrowing and may negatively impact our ability to raise additional debt capital.

We are exposed to risks related to interest rates.

Our senior secured credit facilities bear interest based on a term Secured Overnight Financing Rate ("SOFR") or U.S. Prime Rate, or Federal Funds effective rate (for U.S. dollar loans) and Canadian Prime Rate or Canada Bankers' Acceptance Rate (for Canadian dollar loans). Thus, a change in the short-term interest rate environment (especially a material change) could have an adverse effect on our business, financial condition, cash flows and results of operations (which adverse effect could be material) and could cause the market value of our common shares and/or debt securities to decline. As of December 31, 2022, we did not have any outstanding interest rate swap contracts.

Employment-related Risks

The transition of our key management positions in connection with the B+L IPO will be critical to our success, and the failure to successfully manage this transition could adversely impact our business.

In connection with the B+L IPO, we appointed a new chief executive officer, chief financial officer, general counsel and other executives and key employees. In addition, the current CEO of Bausch + Lomb is expected to depart pursuant to the previously announced separation agreement. Bausch + Lomb recently announced that they have appointed a new Chairman of the Board of Directors and CEO, effective March 6, 2023. The transition may be difficult to manage and Bausch + Lomb cannot guarantee that the new CEO and Chairman of the Board will efficiently transition into these new roles or ultimately be successful in such roles. The departure of key leadership personnel often results in the loss of significant knowledge and experience, and the ability of our new management to quickly expand their knowledge of our business will be critical to their ability to make informed decisions about our strategy and operations.

Any significant leadership change or senior management transition involves inherent risks, and any future changes to our management that may occur during the transition could cause significant disruption to the Company and its operations. The failure to adequately manage succession of senior management and other key personnel or the failure of key employees to successfully transition into new roles could cause further disruption to our business. In addition, changes in senior management may create uncertainty among investors, employees, business partners and others concerning the Company's future direction and performance. Any disruption in our operations or adverse impacts from such uncertainty could have a material adverse effect on our business, financial condition, cash flows and results of operations.

The loss of the services of, or our inability to recruit, retain or motivate, our executives and other key employees could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

We must continue to retain and motivate our executives and other key employees, and to recruit other executives and employees, in order to strengthen our management team and workforce. Our ability to retain or recruit executive and other key employees may be hindered or delayed by, among other things, competition from other employers who may be able to offer more attractive compensation packages, the reputational challenges the Company has faced as a result of historical issues and may in the future continue to face and the perceived or actual uncertainty created by the B+L Separation, the changes to our executive team in connection with the B+L IPO. A failure by us to retain, motivate and recruit executives and other key employees or the unanticipated loss of the services of any of these executives or key employees for any reason, whether temporary or permanent, could create disruptions in our business, could cause concerns and instability for management and employees, current and potential customers, credit rating agencies and other third parties with whom we do business and our shareholders and debt holders and could cause concern regarding our ability to execute our business strategy or to manage operations in the manner previously conducted and, as a result, could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline. Furthermore, as a result of any failure to retain, or loss of, any executives or key employees, we may experience increased costs in order to identify and recruit a suitable replacement in a timely manner (and, even if we are able to hire a qualified successor, the search process and transition period may be difficult to manage and result in additional periods of uncertainty), which could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline. In addition, once identified and recruited, the transition of new executives and key employees may be difficult to manage, and we cannot guarantee that new executives and employees will efficiently transition into their roles or ultimately be successful in their roles. Finally, as a result of changes in our executives and key employees, there may be changes in the way we conduct our business, as well as changes to our business strategy. We cannot predict what these changes may involve or the timing of any such changes and how they will impact our product sales, revenue, business, financial condition, cash flows or results of operations, but any such changes could have a material adverse effect on our business, financial condition, cash flows and results of operations and

could cause the market value of our common shares and/or debt securities to decline. Any of these factors could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

Tax-related Risks

Our effective tax rates may increase.

We have operations in various countries that have differing tax laws and rates. Our tax reporting is supported by current domestic tax laws in the countries in which we operate and the application of tax treaties between the various countries in which we operate. Our income tax reporting is subject to audit by domestic and foreign authorities. Our effective tax rate may change from year to year based on changes in the mix of activities and income earned among the different jurisdictions in which we operate; changes in tax laws in these jurisdictions; changes in the tax treaties between various countries in which we operate; changes in our eligibility for benefits under those tax treaties; and changes in the estimated values of deferred tax assets and liabilities. Tax laws, regulations, and administrative practices in various jurisdictions may be subject to significant change, with or without notice, due to economic, political, and other conditions, and significant judgment is required in evaluating and estimating our provision and accruals for these taxes. Such changes could result in a substantial increase in the effective tax rate on all or a portion of our income.

Changes to tax law in the U.S. and outside of the U.S. could affect our corporate tax rate.

On August 16, 2022, President Biden signed the Inflation Reduction Act into law, which includes implementation of a new alternative minimum tax, an excise tax on stock buybacks and significant tax incentives for energy and climate initiatives, among other provisions. The corporate alternative minimum tax ("CAMT") imposes a minimum tax on the adjusted financial statement income ("AFSI") for "applicable corporations" with average annual AFSI over a three-year period in excess of $1 billion. A corporation that is a member of a foreign-parented multinational group, as defined, must include the AFSI (with certain modifications) of all members of the group in applying the $1 billion test, but would only be subject to CAMT if the three-year average AFSI of its U.S. members, US trades or business of foreign group members that are not subsidiaries of U.S. members, and foreign subsidiaries of U.S. members exceeds $100 million. We currently do not believe this will have a significant impact on our tax results but will continue to evaluate the law and its provisions.

On October 8, 2021, the Organisation for Economic Co-operation and Development ("OECD")/G20 inclusive framework on Base Erosion and Profit Shifting (the "Inclusive Framework") published a statement updating and finalizing the key components of a two-pillar plan on global tax reform originally agreed on July 1, 2021, and a timetable for implementation by 2023. The Inclusive Framework plan has now been agreed to by 141 OECD members, including several countries which did not agree to the initial plan. Under pillar one, taxing rights over multinational businesses with global turnover above €20 billion and a profit margin above 10% will generally be re-allocated to market jurisdictions. Under pillar two, the Inclusive Framework has agreed on a global minimum corporate tax rate of 15% for companies with revenue above €750 million, calculated on a country-by-country basis. On October 30, 2021, the G20 formally endorsed the new global minimum corporate tax rate rules. The Inclusive Framework agreement must now be implemented by the OECD Members who have agreed to the plan, effective in 2023. On December 20, 2021, the OECD published model rules to implement the pillar two rules, which are generally consistent with agreement reached by the Inclusive Framework in October 2021. On December 13 2022, the European Union member states reached an agreement to implement pillar two rules. The rules are expected to be transposed into domestic laws in 2023 with certain elements becoming effective for fiscal years beginning on or after December 31, 2023. On February 1, 2023, the Inclusive Framework released a package of technical and administrative guidance on the implementation of pillar two, including the scope of companies that will be subject to the Global Anti-Base Erosion Rules, transition rules, and guidance on domestic minimum taxes that countries may choose to adopt, among other topics. We will continue to monitor the implementation of the Inclusive Framework agreement by the countries in which we operate. While we are unable to predict when and how the Inclusive Framework agreement will be enacted into law in these countries, it is possible that the implementation of the Inclusive Framework agreement, including the global minimum corporate tax rate, could have a material effect on our liability for corporate taxes and our consolidated effective tax rate. On February 1, 2023, the US Financial Accounting Standards Board indicated that they believe the minimum tax imposed under pillar two is an alternative minimum tax, and, accordingly, deferred tax assets and liabilities associated with the minimum tax would not be recognized or adjusted for the estimated future effects of the minimum tax but would be recognized in the period incurred. On April 19, 2021, the Canadian federal government delivered its 2021 budget which contained proposed measures related to limitations on interest deductibility and changes in relation to international taxation. Draft legislative proposals pertaining to interest deductibility were initially released for public comment on February 4, 2022, with revised legislative proposals subsequently released on November 3, 2022. The proposed rules on interest deductibility are expected to be effective no earlier than January 1, 2024. The proposed rules and their application are complex and could have a material adverse impact on our consolidated effective tax rate and financial results in future years if enacted as drafted. We will continue to monitor the implementation of the Inclusive Framework agreement by the countries in which we operate and such implementation of the Inclusive Framework agreement,

including the global minimum corporate tax rate could have a material effect on our liability for corporate taxes and our consolidated effective tax rate.

Our provision for income taxes is based on certain estimates and assumptions made by management. Our consolidated income tax rate is affected by the amount of pre-tax income earned in our various operating jurisdictions, the availability of benefits under tax treaties, and the rates of taxes payable in respect of that income. We enter into many transactions and arrangements in the ordinary course of business in respect of which the tax treatment is not entirely certain. We therefore make estimates and judgments based on our knowledge and understanding of applicable tax laws and tax treaties, and the application of those tax laws and tax treaties to our business, in determining our consolidated tax provision. For example, certain countries could seek to tax a greater share of income than we will allocate to our business in such countries. The final outcome of any audits by taxation authorities may differ from the estimates and assumptions that we may use in determining our consolidated tax provisions and accruals. This could result in a material adverse effect on our consolidated income tax provision, financial condition and the net income for the period in which such determinations are made. See Note 17, "INCOME TAXES" to our audited Consolidated Financial Statements for a discussion of the tax audits, examinations, and other proceedings currently being conducted with respect to the Company and its subsidiaries.

Our deferred tax liabilities, deferred tax assets and any related valuation allowances are affected by events and transactions arising in the ordinary course of business, acquisitions of assets and businesses, and non-recurring items. The assessment of the appropriate amount of a valuation allowance against the deferred tax assets is dependent upon several factors, including estimates of the realization of deferred income tax assets, which realization will be primarily based on future taxable income, including the reversal of existing taxable temporary differences. Significant judgment is applied to determine the appropriate amount of valuation allowance to record. Changes in the amount of any valuation allowance required could materially increase or decrease our provision for income taxes in a given period.

See Note 17, "INCOME TAXES" to our audited Consolidated Financial Statements.

Risks Relating to Intellectual Property and Exclusivity

The expiration or loss of patent protection or regulatory exclusivity rights for our key products could adversely impact our business. In addition, we have faced generic competition in the past and expect to face additional generic competition in the future. Competitors (including generic and biosimilar competitors) of our products could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

The development of new and innovative products, as well as protecting the underlying intellectual property of our product portfolio, is important to our success in all areas of our business. A significant number of the products we sell either: (i) have no meaningful exclusivity protection via patent or marketing or data exclusivity rights or (ii) are protected by patents or regulatory exclusivity periods that will be expiring in the near future. These products represent a significant amount of our revenues (See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations — Business Trends — Generic Competition and Loss of Exclusivity" in this Form 10-K for a list of some of these products). The expiration or loss of patent protection or regulatory exclusivity rights for our key products could adversely impact our business. In addition, even for our products that have patent protection or exclusivity rights, we face competition from similar products in the markets in which we participate. As a result, we face significant competition with respect to a substantial majority of our products.

Without exclusivity protection, competitors and other third parties (including generics and biosimilars) face fewer barriers in introducing competing products. Upon the expiration or loss of patent exclusivity or regulatory exclusivity for our products or otherwise upon the introduction of generic, biosimilar or other competitors (which may be sold at significantly lower prices than our products), we could lose a significant portion of sales and market share of the applicable products in a very short period and, as a result, our revenues could be lower. In addition, the introduction of generic and biosimilar competitors may have a significant downward pressure on the pricing of our branded products which compete with such generics and biosimilars. Where we have the rights, we may elect to launch an authorized generic of such product (either ourselves or through a third party) prior to, upon or following generic entry, which may mitigate a portion of the anticipated decrease in product sales; however, even with the launch of an authorized generic, the decline in product sales of such product would still be expected to be significant, and the effect on our future revenues could be material. The introduction of competing products (including generic products and biosimilars) could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

We may fail to obtain, maintain, license, enforce or defend the intellectual property and proprietary rights required to conduct our business, or third parties may allege that we are infringing, misappropriating or otherwise violating their intellectual property rights, which could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

We strive to acquire, maintain, enforce and defend patent, trademark and other intellectual property and proprietary protections over our products and the processes used to manufacture these products. However, we may not be successful in obtaining such protections, or the patent, trademark and other intellectual property and proprietary rights we do obtain may not be sufficient in breadth and scope to fully protect our products or prevent competing products, or such rights may be susceptible to third-party challenges, which could result in the loss of such intellectual property rights or the narrowing of scope of protection afforded by such rights. Our intellectual property and proprietary rights may also be circumvented by third parties. The failure to obtain, maintain, enforce or defend such intellectual property and proprietary rights, for any reason, could allow third parties to manufacture and sell products that compete with our products or may impact our ability to develop, manufacture and market our own products, which could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

Further, the pharmaceutical and medical device industries historically have generated substantial litigation concerning the manufacture, use and sale of products and we expect this litigation activity to continue. As a result, we expect that patents related to our products will be routinely challenged, and the validity or enforceability of our patents may not be upheld. In order to protect or enforce patent rights, we may initiate litigation against third parties. Our patents may also be challenged in administrative proceedings in the United States Patent and Trademark Office and patent offices outside of the United States. If we are not successful in defending an attack on our patents and maintaining exclusive rights to market one or more of our products still under patent protection, we could lose a significant portion of sales in a very short period. Even in cases where we prevail in an infringement claim, legal remedies available for harm caused to us may not be sufficient to make us whole. We may also become subject to, or threatened with, legal proceedings and infringement claims by third parties and may have to defend against charges that we infringed, misappropriated or otherwise violated patents or the intellectual property or proprietary rights of third parties. Third parties may also request a preliminary or permanent injunction from a court of law to prevent us from marketing a product. Even if we believe third-party intellectual property claims are without merit, there is no assurance that a court would find in our favor on questions of infringement, validity, enforceability or priority. If we are found to infringe, misappropriate or otherwise violate the intellectual property rights of others, we could lose our right to develop, manufacture or sell products, including our generic products, or could be required to pay monetary damages or royalties to license proprietary rights from third parties, which could be substantial and include treble damages and attorneys' fees, if we are found to willfully infringe any intellectual property rights of others. However, we may not be able to obtain any required license from any third party on commercially reasonable terms or at all. Any of the foregoing events could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline. For more information, see Note 20, "LEGAL PROCEEDINGS" to our audited Consolidated Financial Statements.

For certain of our products and manufacturing processes, we rely on trade secrets and other proprietary information, which we seek to protect, in part, through information technology systems discussed in more detail in the following section, and, in part, by confidentiality and nondisclosure agreements with our employees, consultants, advisors and partners. Trade secrets and proprietary information are difficult to protect. We also attempt to enter into agreements whereby such employees, consultants, advisors and partners assign to us the rights in any intellectual property they develop in the course of their engagement with us. These agreements may be breached, and we may not have adequate remedies for any breach. There can be no assurance that these agreements will be self-executing or otherwise provide meaningful protection for our trade secrets or other intellectual property or proprietary information. These agreements may not effectively prevent disclosure or misappropriation of such information and disputes may still arise with respect to the ownership of intellectual property. In addition, third parties may independently develop the same or similar proprietary information or otherwise gain access to our trade secrets or disclose our technology. Further, we have employed and expect to employ individuals who were previously employed at universities or other companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants, advisors and partners do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or such persons have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information of their former employers or other third parties, or to claims that we have improperly used or obtained such trade secrets. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights and face increased competition to our business. The unauthorized access to or disclosure of our proprietary information or the loss of such intellectual property rights may impact our ability to develop, manufacture and market our own products or may assist competitors in the development, manufacture and sale of competing products, which could have a material adverse effect on our revenues, financial condition, cash flows or results of operations and could cause the market value of our common shares and/or debt securities to decline.

For a number of our commercialized products and pipeline products, including Xifaxan®, Siliq®, Lumify®, Plenvu®, Vyzulta®, Relistor®, Jublia® and the pipeline products that are the subject of our recently announced licenses with Eyenovia, Inc., Novaliq GmbH, BHVI and Clearside Biomedical, Inc., we rely on licenses to patents and other technologies, know-how and intellectual property and proprietary rights held by third parties. Any loss, expiration, termination or suspension of our rights to such licensed intellectual property would result in our inability to continue to develop, manufacture and market the applicable products or product candidates and, as a result, could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline. If these licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, third parties, including our competitors, could have the freedom to seek regulatory approval of, and to market, products identical or similar to ours, and we may be required to cease our development and commercialization of certain of our products. Under some license agreements, we may not control the preparation, filing, prosecution or maintenance of the licensed intellectual property, or may not have the first right to enforce the intellectual property. In those cases, we may not be able to adequately influence patent prosecution or enforcement, or prevent inadvertent lapses of coverage due to failure to pay maintenance fees and we cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, maintained, enforced and defended in a manner consistent with the best interests of our business and that does not compromise the patent rights. In the future, we may also need to obtain such licenses from third parties to develop, manufacture, market or continue to develop, manufacture or market our products. If we are unable to timely obtain these licenses on commercially reasonable terms or at all, our ability to develop, manufacture and market our products may be inhibited or prevented, which could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

Intellectual property litigation could cause us to spend substantial resources, distract our personnel from their normal responsibilities and cause the value of our common shares to decline.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the value of our common shares. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors or other third parties may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise our ability to compete in the marketplace, including compromising our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties or enter into development collaborations that would help us commercialize our product candidates, if approved. Any of the foregoing events would harm our business, financial condition, results of operations and prospects and could cause the market value of our common shares and/or debt securities to decline.

Competitive Risks

We operate in extremely competitive industries. If competitors develop or acquire more effective or less costly pharmaceutical or OTC products or medical devices for our target indications, it could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

The pharmaceutical, OTC and medical device industries are extremely competitive. Our success and future growth depend, in part, on our ability to develop, license or acquire products that are more effective than those of our competitors or that incorporate the latest technologies and our ability to effectively manufacture and market those products. New market entrants and existing competitors are also challenging distribution models with innovation in non-traditional, disruptive models such as direct-to-consumer, Internet and other e-commerce sales opportunities. Many of our competitors, particularly larger pharmaceutical, OTC and medical device companies, have substantially greater financial, technical and human resources than we do.

Many of our competitors spend significantly more on research and development related activities than we do. Others may succeed in developing or acquiring products and technologies that are more effective, more advanced or less costly than those currently marketed or proposed for development by us. In addition, academic institutions, government agencies and other public and private organizations conducting research may seek patent protection with respect to potentially competitive products and may also establish exclusive collaborative or licensing relationships with our competitors. These competitors and

the introduction of competing products (that may be more effective or less costly than our products) could make our products less competitive or obsolete, which could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

We cannot predict the timing or impact of the introduction of competitive products, including new market entries, "generic" versions of our approved products, or private label products that treat the same conditions as those of our products. In addition, the introduction of alternatives in medical devices and medical prescriptions could also alter the market and impede our sales growth. Our ability to respond to these competitive pressures will depend on our ability to decrease our costs and maintain gross margins and operating results and to introduce new products successfully and on a timely basis, and to achieve manufacturing efficiencies and sufficient manufacturing capacity and capabilities for such products.

Risks Relating to Our Business Strategy

We have previously made commitments and public statements with respect to limitations on pricing increases for certain of our products. These pricing decisions, or decisions to increase prices, could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

We formed a Patient Access and Pricing Team which is committed to maintaining patients ability to access our branded prescription pharmaceutical products. All future pricing actions will be subject to review by the Patient Access and Pricing Team.

At this time, we cannot predict what specific pricing changes the Pricing Team will make for the remainder of 2023 or beyond nor can we predict what other changes in our business practices we may implement with respect to pricing (such as imposing limits or prohibitions on the amount of pricing increases we may take on certain of our products or taking retroactive or future price reductions). We also cannot predict the impact such pricing decisions or changes will or would have on our business. However, any such changes could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

For example, any pricing changes and programs could affect the average realized prices for our products and may have a significant impact on our revenue trends. In addition, limiting or eliminating price increases on certain of our products will result in fewer or lower price appreciation credits from certain of our wholesalers. Price appreciation credits are generated when we increase a product's wholesaler acquisition cost ("WAC") under our contracts with certain wholesalers. Under such contracts, we are entitled to credits from such wholesalers for the impact of that WAC increase on inventory currently on hand at the wholesalers. In wholesaler contracts, such credits, which can be significant, are offset against the total distribution service fees we pay on all of our products to each wholesaler. As a result, to the extent we decide to cease or limit price increases, we will have fewer or lower price appreciation credits to use to offset against our distribution fees owing to these wholesalers. In addition, under certain of our agreements with our wholesaler customers, we have price protection or price depreciation provisions, pursuant to which we have agreed to adjust the value of any on-hand or in-transit inventory with such customers in the event we reduce the price of any of our products. As a result, to the extent we reduce the WAC price for any of our products, we may owe a payment to such customers (or such customers may earn a credit to be offset against any amounts owing to us) equal to the amount of such inventory multiplied by the difference between the price at which they acquired the product inventory and the new reduced price.

In prior years, we have undertaken a number of divestitures of certain of our assets and business. We may, in the future, seek to divest additional assets and/or businesses, some of which may be material and/or transformative, which could adversely affect our business, prospects and opportunities for growth.

In recent years, we have completed a number of divestitures of our assets, products or businesses that were not considered core to our ongoing operations or the needs of our primary-customer base, including the divestitures of our Obagi Medical Products business, our iNova Pharmaceuticals business, our Dendreon Pharmaceuticals subsidiary, our Sprout Pharmaceuticals subsidiary, the CeraVe®, AcneFree™ and AMBI® skincare brands and our Amoun Pharmaceutical subsidiary. We may, in the future, seek to complete additional divestitures.

Each of these divestitures has been time-consuming and has diverted management's attention. As a result of these divestitures (and others we may complete in the future), we may experience lower revenue and lower cash flows from operations. In addition, as was the case with our sale of our Sprout Pharmaceuticals subsidiary, we may recognize a loss on sale in connection with such divestitures. We may also suffer adverse tax consequences as a result of such divestitures, including capital gains tax or the accelerated use of NOLs or other attributes. Furthermore, divesting certain of our businesses or assets may require us to incur restructuring charges, and we may not be able to achieve the cost savings that we expect from any such restructuring efforts or divestitures. Any such divestiture could reduce the size or scope of our business, our market share in particular markets, our opportunities with respect to certain markets, products or therapeutic categories or our ability to compete

in certain markets and therapeutic categories. Furthermore, we will be required to use the net proceeds (or substantial portions thereof) from certain asset sales to repay the term loans under the 2022 Amended Credit Agreement, subject to certain reinvestment rights.

In addition, should we seek to divest other of our assets and business, we may be unable to dispose of such businesses and assets on satisfactory or commercially reasonable terms within our anticipated timeline. In addition, our ability to identify, enter into and/or consummate divestitures may be limited by competition we face from other companies in pursuing similar transactions in the pharmaceutical industry. Any divestiture or other disposition we pursue, whether we are able to complete it or not, may be complex, time consuming and expensive, may divert the management's attention, have a negative impact on our customer relationships, cause us to incur costs associated with maintaining the business of the targeted divestiture during the disposition process and also to incur costs of closing and disposing the affected business or transferring the operations of the business to other facilities. The divestiture process may also further expose us to operational inefficiencies. In addition, if such transactions are not completed for any reason, the market price of our common shares may reflect a market assumption that such transactions will occur, and a failure to complete such transactions could result in a negative perception by the market of us generally and a decline in the market price of our common shares.

As a result of these factors, any divestiture (whether or not completed) could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

As part of our business strategy, we seek to identify and acquire certain assets, products and businesses.

Historically, part of our business strategy included acquiring and integrating complementary businesses, products, technologies or other assets. As part of our current business strategy, we again are seeking to complete certain acquisitions of assets, products and businesses, including by way of in-license arrangements, although not at the volume and pace that we did historically. Acquisitions or similar arrangements may be complex, time consuming and expensive. We may not consummate some negotiations for acquisitions or other arrangements, which could result in significant diversion of management and other employee time, as well as substantial out-of-pocket costs. In addition, there are a number of risks and uncertainties relating to our closing transactions. If such transactions are not completed for any reason, we will be subject to several risks, including the following: (i) the market price of our common shares may reflect a market assumption that such transactions will occur, and a failure to complete such transactions could result in a negative perception by the market of us generally and a decline in the market price of our common shares and (ii) many costs relating to such transactions may be payable by us whether or not such transactions are completed.

If an acquisition is consummated, the integration of the acquired business, product or other assets into our Company may also be complex and time-consuming and, if such businesses, products and assets are not successfully integrated, we may not achieve the anticipated benefits, cost-savings or growth opportunities. Potential difficulties that may be encountered in the integration process include the following: integrating personnel, operations and systems, while maintaining focus on selling and promoting existing and newly-acquired products; coordinating geographically dispersed organizations; distracting management and employees from operations; retaining existing customers and attracting new customers; maintaining the business relationships the acquired company has established, including with health care providers; and managing inefficiencies associated with integrating the operations of the Company and the acquired business, product or other assets.

Furthermore, we may incur restructuring and integration costs and a number of non-recurring transaction costs associated with these acquisitions, combining the operations of the Company and the acquired company and achieving desired synergies. These fees and costs may be substantial. Non-recurring transaction costs include, but are not limited to, fees paid to legal, financial and accounting advisors, filing fees and printing costs. Additional unanticipated costs may be incurred in the integration of the businesses of the Company and the acquired company. There can be no assurance that the elimination of certain duplicative costs, as well as the realization of other efficiencies related to the integration of the acquired business, will offset the incremental transaction-related costs over time. Therefore, any net benefit may not be achieved in the near term, the long term or at all.

Finally, these acquisitions and other arrangements, even if successfully integrated, may fail to further our business strategy as anticipated or to achieve anticipated benefits and success, expose us to increased competition or challenges with respect to our products or geographic markets, and expose us to additional liabilities associated with an acquired business, product, technology or other asset or arrangement. Any one of these challenges or risks could impair our ability to realize any benefit from our acquisition or arrangement after we have expended resources on them.

If we fail to maintain our relationships with, and provide appropriate training in our products to, health care providers, including physicians, eyecare professionals, hospitals, large drug store chains, wholesale distributors, pharmacies,

government entities and group purchasing organizations, customers may not buy certain of our products and our sales and profitability may decline.

We market our pharmaceutical products to physicians, hospitals, pharmacies and wholesalers through our own sales force and sell through wholesalers. In some markets, we additionally sell directly to physicians, hospitals and large drug store chains and we sell through distributors in countries where we do not have our own sales staff. We have developed and strive to maintain strong relationships with members of each of these groups who assist in product research and development and advise us on how to satisfy the full range of consumer needs. We rely on these groups to educate their patients and other members of their organizations regarding our products. Consumers in the pharmaceutical industry, particularly the contact lens and lens care customers in the eye health industry, have a tendency not to switch products regularly and are repeat consumers.

We have historically benefitted from our strong relationships with these physicians, hospitals, pharmacies and wholesalers. Our ability to maintain strong relationships is essential to our future performance; however, we may not be able to maintain these relationships in the future. The success of certain of our products, particularly our vision care products, is impacted by a physician's initial recommendation of such products and a consumer's initial choice to use such products. As a result, the failure of certain of our products, particularly in our vision care business, to retain the support of pharmaceutical professionals, hospitals or group purchasing organizations and to retain the support of the end-users and the distributors and retailers to whom we sell such products, could have a material adverse effect on our sales and profitability.

Development and Regulatory Risks

The successful development of our pipeline products is highly uncertain and requires significant expenditures and time. In addition, obtaining necessary government approvals is time-consuming and not assured. The failure to commercialize certain of our pipeline products could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

We currently have a number of pipeline products in development. We and our development partners, as applicable, conduct extensive preclinical studies and clinical trials to demonstrate the safety and efficacy in humans of our pipeline products in order to obtain regulatory approval for the sale of our pipeline products. Preclinical studies and clinical trials are expensive, complex, can take many years and have uncertain outcomes. None of, or only a small number of, our research and development programs may actually result in the commercialization of a product. We will not be able to commercialize our pipeline products if preclinical studies do not produce successful results or if clinical trials do not demonstrate safety and efficacy in humans. Furthermore, success in preclinical studies or early-stage clinical trials does not ensure that later stage clinical trials will be successful nor does it ensure that regulatory approval for the product candidate will be obtained. In addition, the process for the completion of pre-clinical and clinical trials is lengthy and may be subject to a number of delays for various reasons, which would delay the commercialization of any successful product. If our development projects are not successful or are significantly delayed, we may not recover our substantial investments in the pipeline product and our failure to bring these pipeline products to market on a timely basis, or at all, could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

In addition, FDA and Health Canada approval must be obtained in the U.S. and Canada, respectively, EMA approval (drugs) and CE Marking (devices) and/or registration under the European Commission's Medical Device Regulation ("MDR") 2017/745 must be obtained in countries in the EU and similar approvals must be obtained from comparable agencies in other countries, prior to marketing or manufacturing new pharmaceutical and medical device products for use by humans. Obtaining such regulatory approvals for new products and devices and manufacturing processes can take a number of years and involves the expenditure of substantial resources. We may face additional challenges with respect to EMA approval and CE Marking in the EU as a result of additional requirements for approval in the EU that may be more burdensome than those required by the FDA and Health Canada.

Even if such products appear promising in development stages, regulatory approval may not be achieved and no assurance can be given that we will obtain approval in those countries where we wish to commercialize such products. Nor can any assurance be given that if such approval is secured, the approved labeling will not have significant labeling limitations, including limitations on the indications for which we can market a product, or require onerous risk management programs. Furthermore, from time to time, changes to the applicable legislation, regulations or policies may be introduced that change these review and approval processes for our products, which changes may make it more difficult and costly to obtain or maintain regulatory approvals.

Our marketed products will be subject to ongoing regulatory review.

Following initial regulatory approval of any products, we or our partners may develop or acquire, we will be subject to continuing regulatory review by various government authorities in those countries where our products are marketed or intended

to be marketed, including the review of adverse drug events and clinical results that are reported after product candidates become commercially available. In addition, we are subject to ongoing audits and investigations of our facilities and products by the FDA, as well as other regulatory agencies in and outside the U.S.

If we fail to comply with the regulatory requirements in those countries where our products are sold, we could lose our marketing approvals or be subject to fines or other sanctions. Also, as a condition to granting marketing approval of a product, the applicable regulatory agencies may require a company to conduct additional clinical trials or remediate Current Good Manufacturing Practice ("CGMP") issues, the results of which could result in the subsequent loss of marketing approval, changes in product labeling or new or increased concerns about side effects or efficacy of a product.

In April 2017, the European Union adopted MDR, which repeals and replaces the Medical Device Directive ("MDD") and Active Implantable Medical Devices Directive ("AIMDD") 90/385/EEC. The MDR, for most parts, became applicable on May 26, 2021. Under the MDR, several transitional measures apply to medical devices that are certified under the MDD or AIMDD prior to May 26, 2021 or, for class I devices, for which a declaration of conformity was drawn up prior to May 26, 2021, allowing these devices to be placed on the market after May 26, 2021 under certain conditions for a transitional period. However, if we make any significant changes in the design or intended purpose of our devices, they will no longer benefit from such transitional periods. Generally, the MDR imposes stricter requirements on manufacturers, importers and distributors of medical devices. Moreover, the requirements to provide clinical data for medical devices has become stricter and as a result we may need to conduct new time consuming and costly clinical investigations with our existing medical devices to meet the new requirements, including to obtain CE certificates under the MDR. We may, or may not, be able to provide this data in time to obtain MDR certifications in a timely fashion when our existing certificates expire. These new regulations impact all of our existing and pipeline medical device products being sold in the EEA for which we are legal manufacturer, importer and/or distributor, including contact lens, lens care, eye health, aesthetic and surgical areas, as well as certain of our products outside the EEA, which rely on the EEA registration to support registration in those other countries. These products, in the aggregate, account for a meaningful portion of our net revenue in this region. While we are working to ensure compliance with these new regulations for all impacted products, we may not be able to achieve compliance for all products within the applicable transition period. If we fail to achieve compliance, we will not be able to market and sell the non-compliant products in the EEA, nor will we be able to rely on the non-compliant registration for such products in regions outside of the EEA, which could have a material adverse effect on our business, financial condition, cash flows and results of operations in the EEA and, possibly, on a consolidated basis, and could cause the market value of our common shares to decline.

While EU law is applicable in Northern Ireland, the UK Medical Devices Regulations 2002/68 also need to be complied with in Great Britain. Medical device manufacturers who have CE marked devices will be able to continue to place them on the market in the whole of the United Kingdom (the "UK") until July 1, 2023 without a change in labeling. After that, devices destined for Great Britain will be required to follow the UK regulatory regime and to be labeled with the UKCA mark. Northern Ireland will, however, continue to accept CE marked devices. There are some additional requirements for manufacturers who are based outside the UK such as the requirement to appoint a UK Responsible Person ("UKRP") to take on certain regulatory responsibilities with respect to the Medicines and Healthcare products Regulatory Agency ("MHRA") and users or customers in the UK. To enable devices to be placed on the market in the UK after January 1, 2022 (even for CE marked devices), a UK manufacturer must register with the MHRA, as must a UKRP for an overseas manufacturer. Such registering entity will then register each of the devices for which they are responsible for placing on the market in the UK, whether in Great Britain or Northern Ireland. This may create added expense and challenges as explained below.

Until May 25, 2021, our products bearing a CE mark could be exported from the EEA to Switzerland. However, as of May 26, 2021, the EU no longer applies the Mutual Recognition Agreement between the EEA and Switzerland. Accordingly, legal manufacturers in Switzerland are required to appoint a European Union authorized representative, and manufacturers outside of Switzerland are required to appoint a Swiss authorized representative in compliance with the Medical Device Ordinance. As a consequence, we have been required to appoint an authorized representative in Switzerland in order to export our CE-marked medical devices to Switzerland. Additionally, the name and address of the Swiss authorized representative must be placed on the packaging. This has created added expenses and challenges.

In addition, incidents of adverse drug reactions, unintended side effects or misuse relating to our products could result in additional regulatory controls or restrictions, or even lead to the regulatory authority requiring us to recall or withdraw the product from the market. Further, if faced with these incidents of adverse drug reactions, unintended side effects or misuse relating to our products, we may elect to voluntarily implement a recall or market withdrawal of our product. A recall or market withdrawal, whether voluntary or required by a regulatory authority, may involve significant costs to us, potential disruptions in the supply of our products to our customers and reputational harm to our products and business, all of which could harm our ability to market our products and could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

Complying with existing government regulation of dietary supplements, including our eye vitamins and mineral supplements, in the U.S., Canada and elsewhere could increase our costs significantly and adversely affect our financial results.

The manufacturing, formulation, packaging, labeling and advertising of the Company's dietary supplement products are also subject to regulation by certain federal, state and foreign agencies, including the FDA, the Federal Trade Commission (the "FTC"), and the Consumer Product Safety Commission, in the U.S., and by Health Canada in Canada. The FDA has authority in the U.S. over the adulteration or misbranding of dietary supplements. There are requirements relating to ingredient safety, new dietary ingredient notifications, labeling, claims notifications, and adverse event reporting among other requirements. While we believe our products comply with those requirements, the FDA may challenge positions we have taken with respect to the formulation or labeling of a dietary supplement product. We are also subject to risks relating to evolving regulations of dietary supplement products, including our eye vitamins and mineral supplements, as the FDA and other applicable agencies have in the past and may in the future consider additional or more stringent regulations of dietary supplements and other products. Such developments could require reformulation of certain of our products to meet new standards, additional record-keeping obligations, increased documentation of the properties of certain products, additional or different labeling, additional scientific substantiation, adverse event reporting or similar obligations, or could result in recalls or the discontinuance of certain of our products that are not able to be reformulated. Any such developments could increase our costs significantly. In addition, the FDA also has comprehensive regulations for CGMP for those who manufacture, package or hold dietary supplement products. These regulations focus on practices that ensure the identity, purity, quality, strength and composition of dietary supplements that are manufactured. We or our contract manufacturers may not be able to comply with such regulations without incurring additional expenses, which could be significant.

Our revenues and profits from generic products may decline as a result of changes in regulatory policy.

In addition, the U.S. Congress and various state legislatures in the U.S. have passed, or have proposed passing, legislation that could have an adverse impact on pharmaceutical manufacturers' ability to: (i) settle litigation initiated pursuant to the Hatch-Waxman Act and Biologics Price Competition and Innovation Act ("BPCIA"), (ii) secure the full benefit of first-to-file regulatory approval status secured under the Hatch-Waxman Act and (iii) change the value of the brand products prior to the launch of generic versions. The Hatch-Waxman Act and BPCIA create various pathways for generic drug manufacturers to secure accelerated approvals of their abbreviated new drug applications and abbreviated biologics license applications. The new laws and proposals from the federal and state governments could serve to change, directly and indirectly, the Hatch-Waxman Act and BPCIA, including the incentives to develop generic and biosimilar products, as well as the ability of generic manufacturers to accelerate the launch of their new generic and biosimilar products. They also could impact the ability of brand manufacturers to protect their investments in the intellectual property associated with their branded specialty and innovative biologic products. We continue to monitor these legislative developments and advocate for policies that support both innovation and access to high quality medicines for patients.

Manufacturing and Supply Risks

If we or our third-party manufacturers are unable to manufacture our products or the manufacturing process is interrupted due to failure to comply with regulations or for other reasons, the interruption of the manufacture of our products could adversely affect our business. Other manufacturing and supply difficulties or delays may also have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

Our manufacturing facilities and those of our contract manufacturers must be inspected and found to be in full compliance with CGMP, quality system management requirements or similar standards before approval for marketing. Compliance with CGMP regulations requires the dedication of substantial resources and requires significant expenditures. In addition, while we attempt to build in certain contractual obligations on our third-party manufacturers, we may not be able to ensure that such third-parties comply with these obligations. Our failure or that of our contract manufacturers to comply with CGMP regulations, quality system management requirements or similar regulations outside of the U.S. could result in enforcement action by the FDA or its foreign counterparts, including, but not limited to, warning letters, fines, injunctions, civil or criminal penalties, recall or seizure of products, total or partial suspension of production or importation, suspension or withdrawal of regulatory approval for approved or in-market products, refusal of the government to renew marketing applications or approve pending applications or supplements, refusal of certificates for export to foreign jurisdictions, suspension of ongoing clinical trials, imposition of new manufacturing requirements, closure of facilities and criminal prosecution. These enforcement actions could lead to a delay or suspension in production, which could have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows and could cause the market value of our common shares and/or debt securities to decline.

In addition, our manufacturing and other processes use complicated and sophisticated equipment, which sometimes requires a significant amount of time to obtain and install. Manufacturing complexity, testing requirements and safety and security processes combine to increase the overall difficulty of manufacturing these products and resolving manufacturing problems that we may encounter. Although we endeavor to properly maintain our equipment (and require our contract manufacturers to properly maintain their equipment), including through on-site quality control and experienced manufacturing supervision, and have key spare parts on hand, our business could suffer if certain manufacturing or other equipment, or all or a portion of our or their facilities, were to become inoperable for a period of time. We could experience substantial production delays or inventory shortages in the event of any such occurrence until we or they repair such equipment or facility or we or they build or locate replacement equipment or a replacement facility, as applicable, and seek to obtain necessary regulatory approvals for such replacement. For example, in 2021, a third-party supplier of sterilization services for our lens care solution bottles and caps at our Milan, Italy facility notified us of inconsistencies in the sterilization data versus certificates of conformance previously submitted to us by that supplier. Although we determined that this issue did not affect the safety or performance of any of our products and was limited to a specific number of lots for certain of our products, out of an abundance of caution, in conjunction with the appropriate notified body and responsible health authorities, we contained and/or recalled down to the consumer level the limited number of affected lots of products, which resulted in $8 million of manufacturing variances and $6 million of returns. Further, due to the limited availability of qualified materials caused by this issue, production at the Milan facility could not keep up with demand (even with leveraging increased production at another of our manufacturing facilities to support some of the demand), which negatively impacted our sales for the affected products in this region during 2021. Any interruption in our manufacture of products could adversely affect the sales of our current products or introduction of new products and could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

The supply of our products to our customers (or, in some cases, supply from our contract manufacturers to us) is subject to and dependent upon the use of transportation services. Disruption of transportation services (including as a result of weather conditions) could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline. In addition, any prolonged disruption in the operations of our existing distribution facilities, whether due to technical, labor or other difficulties, weather conditions, equipment malfunction, contamination, failure to follow specific protocols and procedures, destruction of or damage to any facility or other reasons, could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

For some of our finished products and raw materials, we obtain supply from one or a limited number of sources. If we are unable to obtain components or raw materials, or products supplied by third parties, our ability to manufacture and deliver our products to the market would be impeded, which could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

Some components and raw materials used in our manufactured products, and some finished products sold by us, are currently available only from one or a limited number of domestic or foreign suppliers. For example, with respect to some of our largest or most significant products, the supply of the finished product for each of our Siliq®, Duobrii®, Bryhali®, Lumify®, Trulance®, Vyzulta®, SofLens®, Wellbutrin XL®, Renu®, Aplenzin®, Xenazine®, Relistor® Oral and PureVision® products are only available from a single source and the supply of active pharmaceutical ingredient for each of our Siliq®, Duobrii®, Bryhali®, Trulance®, Vyzulta®, Xenazine®, Aplenzin® and Relistor® Oral products are also only available from a single source. In the event an existing supplier fails to supply product on a timely basis and/or in the requested amount, supplies product that fails to meet regulatory requirements, becomes unavailable through business interruption or financial insolvency or loses its regulatory status as an approved source or we are unable to renew current supply agreements when such agreements expire and we do not have a second supplier, we may be unable to obtain the required components, raw materials or products on a timely basis or at commercially reasonable prices. We attempt to mitigate these risks by maintaining safety stock of these products, but such safety stock may not be sufficient. In addition, in some cases, only a single source of active pharmaceutical ingredient is identified in filings with regulatory agencies, including the FDA, and cannot be changed without prior regulatory approval, which would involve time and expense to us. A prolonged interruption in the supply of a single-sourced raw material, including the active pharmaceutical ingredient, or single-sourced finished product could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline. In addition, these third-party manufacturers may have the ability to increase the supply price payable by us for the manufacture and supply of our products, in some cases without our consent.

As a result, our dependence upon others to manufacture and supply our products may adversely affect our profit margins and our ability to obtain approval for and produce our products on a timely and competitive basis, which could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

Changes in inventory levels or fluctuations in buying patterns by our large distributor and retail customers may adversely affect our sales and earnings and add to sales variability from quarter to quarter.

We balance the need to maintain inventory levels that are sufficient to ensure competitive lead times against the risk of inventory obsolescence because of changing customer requirements, fluctuating commodity prices, changes to our products, product transfers or the life-cycle of our products. In order to successfully manage our inventories, we must estimate demand from our customers and produce products that substantially correspond to that demand. If we fail to adequately forecast demand for any new or existing product or fail to determine the appropriate product mix for production purposes, we may face production capacity issues in manufacturing sufficient quantities of a given product. In addition, failures in our information technology systems or human error could also lead to inadequate forecasting of our overall demand or product mix.

We have a significant number of unique products, and we anticipate that number will continue to grow over time. As a result, the demand forecasting precision required for us to avoid production capacity issues will also increase, which could increase the risk of product unavailability and lost sales. Additionally, an increasing number of unique products could increase global inventory requirements, negatively impacting our working capital performance and leading to write-offs due to obsolescence and expired products.

Due to the lead times necessary to obtain and install new equipment and ramp up production of product lines, if we fail to adequately forecast the need for additional manufacturing capacity, whether for new or existing products, we may be unable to scale production in a timely manner to meet demand for our products. In addition, the technically complex manufacturing processes required to manufacture many of our products increase the risk of production failures and can increase the cost of producing our goods. As a result, because the production process for many of our products is complex and sensitive, the cost of production and the chance of production failures and lengthy supply interruptions is increased, which can have a substantial impact on our inventory levels.

Finally, a significant portion of our products are sold to major health care distributors and major retail chains in Canada, the United States and abroad. Consequently, our sales and quarterly growth comparisons, as well as our estimates for required inventory levels, may be affected by fluctuations in the buying patterns of major distributors, retail chains and other trade buyers. These fluctuations may result from seasonality, pricing, large retailers' and distributors' buying decisions or other factors. If we overestimate demand and produce too much of a particular product, we face a risk of inventory obsolescence, leaving us with inventory that we cannot sell profitably or at all. In addition, we may have to write down such inventory if we are unable to sell it for its recorded value. Conversely, if we underestimate demand and produce insufficient quantities of a product, we could be forced to produce that product at a higher price and forego profitability in order to meet customer demand. For example, if a competitor initiates a recall and there is an unexpected increase in the demand for our products, we may not be able to meet such increased demand. Insufficient inventory levels may lead to shortages that result in loss of sales opportunities altogether as potential end-customers turn to competitors' products that are readily available. If any of these situations occur frequently or in large volumes or if we are unable to effectively manage our inventory and that of our distribution partners, this could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

Commercialization Risks

Our approved products may not achieve or maintain expected levels of market acceptance.

Even if we are able to obtain and maintain regulatory approvals for our pharmaceutical and medical device products, generic or branded, the success of these products is dependent upon achieving and maintaining market acceptance. Launching and commercializing products is time consuming, expensive and unpredictable. The commercial launch of a product takes significant time, resources, personnel and expertise, which we may not have in sufficient levels to achieve success, and is subject to various market conditions, some of which may be beyond our control. There can be no assurance that we will be able to, either by ourselves or in collaboration with our partners or through our licensees or distributors, successfully launch and commercialize new products or gain market acceptance for such products. New product candidates that appear promising in development may fail to reach the market or may have only limited or no commercial success. While we have been successful in launching some of our products, we may not achieve the same level of success with respect to all of our new products. Our inability to successfully launch our new products may negatively impact the commercial success of such product, which could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline. Our inability to successfully launch our new products could also lead to material impairment charges.

Levels of market acceptance for our new products could be impacted by several factors, some of which are not within our control, including but not limited to the following:

- safety, efficacy, convenience and cost-effectiveness of our products compared to products of our competitors;

- scope of approved uses and marketing approval;
- availability of patent or regulatory exclusivity;
- timing of market approvals and market entry;
- ongoing regulatory obligations following approval, such as the requirement to conduct Risk Evaluation and Mitigation Strategy ("REMS") programs;
- any restrictions or "black box" warnings required on the labeling of such products;
- availability of alternative products from our competitors;
- acceptance of the price of our products;
- effectiveness of our sales forces and promotional efforts;
- the level of reimbursement of our products;
- acceptance of our products on government and private formularies;
- ability to market our products effectively at the retail level or in the appropriate setting of care; and
- the reputation of our products.

Further, the market perception and reputation of our products and their safety and efficacy are important to our business and the continued acceptance of our products. Any negative publicity about our products, such as the discovery of safety issues with our products, adverse events involving our products, or even public rumors about such events, could have a material adverse effect on our business, financial condition, cash flows or results of operation or could cause the market value of our common shares and/or debt securities to decline. In addition, the discovery of significant problems with a product similar to one of our products that implicate (or are perceived to implicate) an entire class of products or the withdrawal or recall of such similar products could have a material adverse effect on sales of our products. Accordingly, new data about our products, or products similar to our products, could cause us reputational harm and could negatively impact demand for our products due to real or perceived side effects or uncertainty regarding safety or efficacy and, in some cases, could result in product withdrawal.

If our products fail to gain, or lose, market acceptance, our revenues would be adversely impacted and we may be required to take material impairment charges, all of which could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

For certain of our products, we depend on reimbursement from governmental and other third-party payors and a reduction in reimbursement could reduce our product sales and/or revenue. In addition, failure to be included in formularies developed by managed care organizations and coverage by other organizations may negatively impact the utilization of our products, which could harm our market share and could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

Sales of certain of our products are dependent, in part, on the availability and extent of reimbursement from government health administration authorities, private health insurers, pharmacy benefit managers and other organizations of the costs of our products and the continued reimbursement and coverage of our products in such programs. Changes in government regulations or private third-party payors' reimbursement policies may reduce reimbursement for our products. In addition, such third-party payors may otherwise make the decision to reduce reimbursement of some or all our products or fail to cover some or all our products in such programs or assert that reimbursements were not in accordance with applicable requirements. For example, these decisions may be based on the price of our products or our current or former pricing practices and decisions. Any reduction or elimination of such reimbursement or coverage could result in a negative impact on the utilization of our products and, as a result, could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

Managed care organizations and other third-party payors try to negotiate the pricing of medical services and products to control their costs. Managed care organizations and pharmacy benefit managers typically develop formularies to reduce their cost for medications. Formularies can be based on the prices and therapeutic benefits of the available products. Due to their lower costs, generic products are often favored. The breadth of the products covered by formularies varies considerably from one managed care organization to another, and many formularies include alternative and competitive products for treatment of particular medical conditions. Failure to be included in such formularies or to achieve favorable formulary status may negatively impact the utilization and market share of our products. If our products are not included within an adequate number of formularies or adequate reimbursement levels are not provided, or if those policies increasingly favor generic products, this could have a material adverse effect on our business, financial condition, cash flows and results of operations or result in additional pricing pressure on our products and could cause the market value of our common shares and/or debt securities to decline.

We have and may continue to experience pressure on the pricing of certain of our products due to pricing controls, social or government pressure to lower the cost of drugs, and consolidation across the supply chain.

We face numerous cost-containment measures by governments and other payors, including certain government-imposed industry-wide price reductions, mandatory rebates or pricing, international reference pricing (i.e., the practice of a country linking its regulated medicine prices to those of other countries), volume-based procurement, tender systems, shifting of the payment burden to patients through higher co-payments and requirements for increased transparency on pricing, all of which may have an adverse impact on the pricing of our products.

Many markets in which we operate have implemented or may implement tender systems for generic and biosimilar pharmaceuticals in an effort to lower prices. Under such tender systems, manufacturers submit bids which establish prices for generic pharmaceutical products. Upon winning the tender, the winning company will receive a preferential reimbursement for a period of time. If our bids do not win, we may not be able to participate in the given market or may lose out on market share. While criteria other than price can be included in tenders, tender systems often select the lowest bid, which often results in companies underbidding one another by proposing low pricing in order to win the tender. Other markets may also consider the implementation of a tender system and even if a tender system or other price controls are ultimately not implemented, the anticipation of such could result in price reductions.

In the EU, U.K. and some other international markets, the government provides healthcare at low cost to consumers and regulates pharmaceutical prices, patient eligibility and/or reimbursement levels to control costs for the government-sponsored healthcare system. These systems of price regulations may lead to inconsistent and lower prices. Within the EU and in other countries, the availability of our products in some markets at lower prices undermines our sales in other markets with higher prices. Additionally, certain countries set prices by reference to the prices in other countries where our products are marketed. Thus, our inability to secure adequate prices in a particular country may also impair our ability to obtain acceptable prices in existing and potential new markets and may create the opportunity for third party cross-border trade. In addition to the impacts of these government-sponsored healthcare systems, in the EU, U.K. and other international markets, certain governmental agencies have or are considering enacting further measures to decrease the costs of providing healthcare, including government mandated price reductions and/or other forms of price controls, including retrospective "clawback" price reductions. as a result of the COVID-19 pandemic and the changing healthcare landscape in those markets.

There has also been increasing U.S. federal and state legislative and enforcement interest with respect to drug pricing, as well as from international organizations like the United Nations, World Health Organization and Organization for Economic Cooperation and Development, in addition to intense publicity and scrutiny regarding such matters, including publicity and pressure resulting from prices charged by competitors and peer companies for new products as well as price increases by competitors and peer companies on older products that some have deemed excessive.

In addition, there have been executive orders, legislation, and legislative and regulatory proposals, including in connection with government programs such as Medicare, concerning drug prices and related issues, including the perceived need to bring more transparency to drug pricing, reviewing the relationship between pricing and manufacturer patient programs, and reforming government program reimbursement methodologies for drugs. These include legislation promulgated by the Inflation Reduction Act of 2022 (IRA) that enables the U.S. government to impose penalties if drug prices are increased at a rate faster than inflation, redesigns Medicare Part D benefits to shift a greater portion of the costs to manufacturers and allows for the U.S. government to set prices for certain drugs in Medicare.

Although we expect to see continued focus in regulating pricing, we cannot predict what, if any, additional legislative or regulatory developments may transpire at the state or country level, or what the ultimate impact may be.

Our fulfillment arrangements with Walgreens and our dermatology cash-pay prescription program may not be successful.

At the beginning of 2016, we launched a brand fulfillment arrangement with Walgreens, pursuant to which we have made certain of our dermatology and ophthalmology products available to eligible patients through a patient access and co-pay program available at Walgreens U.S. retail pharmacy locations, as well as participating independent retail pharmacies. We have, in the past, experienced certain operational and other issues respecting this arrangement, including lower than anticipated average realized prices associated with these products through this arrangement. In July 2019, we entered into an amendment to the existing fulfillment agreement to address some of these issues. We cannot guarantee this arrangement will continue to be successful in the future, nor can we guarantee that additional operational issues will not be encountered, nor can we guarantee that we will be able to successfully negotiate with Walgreens any improvements or amendments to this arrangement we identify as necessary or desired. In addition, we cannot predict how the market, including customers, doctors, patients, pharmacy benefit managers and third-party payors, or governmental agencies, will continue to react to these arrangements and programs. If this arrangement or program fails, if they do not achieve sufficient success and market acceptance, if we face retaliation from third parties as a result of this arrangement and program (for example, in the form of limitations on or exclusions from the

reimbursement of our products) or if any part of this arrangement is found to be non-compliant with applicable law or regulations, this could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

In addition, in February 2019, we launched Dermatology.com, a cash-pay product acquisition program offering certain branded Ortho Dermatologics products directly to patients. In March 2020, the name Dermatology.com was removed as the cash-pay product program name, with the name Dermatology.com limited to only online usage, including future digital teledermatology and e-commerce offerings. This program is designed to address the affordability and availability of certain branded dermatology products, when insurers and pharmacy benefit managers are no longer offering those branded prescription pharmaceutical products under their designated pharmacy benefit offerings. We cannot guarantee that this program will be successful or that we will continue to add new products to the program. In addition, we cannot predict how the market, including customers, doctors and patients will react to this program. If this program fails, if it does not achieve sufficient success and market acceptance or if any part of this program is found to be non-compliant with applicable law or regulations, this could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

Catastrophic events may disrupt our business.

We have operations and facilities which sell and distribute our products in many parts of the world. Natural events (such as a hurricane or major earthquake), terrorist attacks, pandemics or other catastrophic events, including adverse weather events, could cause delays in developing, manufacturing or selling our products. Such events that occur in major markets where we sell our products could reduce the demand for our products in those areas and, as a result, impact our sales into those markets. In either case, any such disruption could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our common shares and/or debt securities to decline.

The illegal distribution and sale of counterfeit versions of our products may reduce demand for our products or have a negative impact on the reputation of our products, which could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

Third parties may illegally distribute and sell counterfeit versions of our products, which do not meet or adhere to the rigorous quality, safety, manufacturing, storage and handling standards and regulations that apply to our products. The prevalence of counterfeit products is a growing industry-wide issue due to the widespread use of the Internet, which has greatly facilitated the ease by which counterfeit products can be advertised, purchased and delivered. The discovery of safety or efficacy issues, adverse events or even death or personal injury associated with or caused by counterfeit products may be attributed to our products and may cause reputational harm to our products or the Company. We may not be able to detect or, if detected, prevent or prohibit the sale of such counterfeit products. As a result, the illegal sale or distribution of counterfeit products may negatively impact the demand for and sales of our products, which could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

Our revenues and profits could be reduced by imports from countries where our products are available at lower prices.

Prices for our products are based on local market economics and competition and differ from country to country. Our sales in countries with relatively higher prices may be reduced if products can be imported into those or other countries from lower price markets. If this happens with our products, our revenues and profits may be adversely affected, which could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

Our policies regarding returns, allowances and chargebacks, and marketing programs adopted by wholesalers, may reduce our revenues in future fiscal periods.

We provide certain rebates, allowances, chargebacks and other credits to our customers with respect to certain of our products. For example, we make payments or give credits to certain wholesalers for the difference between the invoice price paid to us by our wholesaler customer for a particular product and the negotiated price that such wholesaler sells such products to its hospitals, group purchasing organizations, pharmacies or other retail customers. We also give certain of our customers credits on our products that such customers hold in inventory after we have decreased the WAC prices of such products, such credit being for the difference between the old and new price. In addition, we also implement and maintain returns policies, pursuant to which our customers may return product to us in certain circumstances in return for a credit. Although we establish reserves based on our prior experience, wholesaler data, then-current on-hand inventory, our best estimates of the impact that these policies may have in subsequent periods and certain other considerations, we cannot ensure that our reserves are adequate

or that actual product returns, rebates, allowances and chargebacks will not exceed our estimates, which could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

We may experience declines in sales volumes or prices of certain of our products as the result of the concentration of sales to wholesalers and the continuing trend towards consolidation of such wholesalers and other customer groups and this could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

For certain of our products, a significant portion of our sales are to a relatively small number of customers. If our relationship with one or more of such customers is disrupted or changes adversely or if one or more of such customers experience financial difficulty or other material adverse changes in their businesses, it could materially and adversely affect our sales and financial results, which could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

In addition, wholesalers and retail drug chains have undergone, and are continuing to undergo, significant consolidation. This consolidation may result in these groups gaining additional purchasing leverage and consequently increasing the product pricing pressures facing our business. The result of these developments could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

We have entered into distribution agreements with other companies to distribute certain of our products at supply prices based on net sales. Declines in the pricing and/or volume, over which we have no or limited control, of such products, and therefore the amounts paid to us, could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

Certain of our products are the subject of third-party distribution or sublicense agreements, pursuant to which we may manufacture and sell products to other companies, which distribute such products in return for a royalty or a supply price, in both cases which are often based on net sales. Our ability to control pricing and volume of these products may be limited and, in some cases, these companies make all distribution and pricing decisions independently of us. If the pricing or volume of such products declines, our revenues would be adversely impacted which could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

Risks Relating to the International Scope of our Business

Our business, financial condition, cash flows and results of operations are subject to risks arising from the international scope of our operations.

We conduct a significant portion of our business outside the U.S. and Canada and may, in the future, expand our operations into new countries, including emerging markets. We sell our pharmaceutical and medical device products in many countries around the world. All of our foreign operations are subject to risks inherent in conducting business abroad, including, among other things:

- ▪ difficulties in coordinating and managing foreign operations, including ensuring that foreign operations comply with foreign laws as well as Canadian and U.S. laws applicable to Canadian companies with U.S. and foreign operations, such as export and sanctions laws and the U.S. Foreign Corrupt Practices Act ("FCPA"), the Canadian Corruption of Foreign Public Officials Act, and other applicable worldwide anti-bribery laws;
- ▪ price and currency exchange controls;
- ▪ restrictions on the repatriation of funds;
- ▪ scarcity of hard currency, including the U.S. dollar, which may require a transfer or loan of funds to the operations in such countries, which they may not be able to repay on a timely basis;
- ▪ political and economic instability;
- ▪ compliance with multiple regulatory regimes;
- ▪ compliance with economic sanctions laws and other laws that apply to our activities in the countries where we operate;
- ▪ less established legal and regulatory regimes in certain jurisdictions, including as relates to enforcement of anti-bribery and anti-corruption laws and the reliability of the judicial systems;
- ▪ differing degrees of protection for intellectual property;
- ▪ unexpected changes in foreign regulatory requirements, including quality standards and other certification requirements;
- ▪ new export license requirements;

- adverse changes in tariff and trade protection measures;
- differing labor regulations;
- potentially negative consequences from changes in or interpretations of tax laws;
- restrictive governmental actions;
- possible nationalization or expropriation;
- credit market uncertainty;
- restrictions on business activities and other challenges associated with pandemics, including the ongoing COVID-19 pandemic;
- differing local practices, customs and cultures, some of which may not align or comply with our Company practices and policies or U.S. or Canadian laws and regulations;
- difficulties with licensees, contract counterparties, or other commercial partners; and
- differing local product preferences and product requirements.

As a result of changes to U.S. trade policy, there may be changes to existing trade agreements and greater restrictions on trade generally. On November 30, 2018, the United States, Canada and Mexico signed the United States-Mexico-Canada Agreement ("USMCA") as an overhaul and update to the North American Free Trade Agreement. The USMCA was subsequently revised on December 10, 2019 and fully ratified on March 13, 2020.

Notwithstanding the USMCA, support for protectionism and rising anti-globalization sentiment in the United States and other countries may slow global growth. In particular, a protracted and wide-ranging trade conflict between the United States and China could adversely affect global economic growth. Concerns also remain around the social, political and economic impacts of the changing political landscape in Europe. In addition, there are growing concerns over an economic slowdown in emerging markets in light of capital outflows in favor of developed markets and expected interest rate increases. Broader geopolitical tensions remained high amongst the U.S., Russia, Ukraine, China, and across the Middle East. For example, in response to potential conflict between Russia and Ukraine, the U.S. and/or other countries in which we operate may impose sanctions or other restrictive actions against governmental or other entities in Russia.

Given the international scope of our operations, any of the above factors, including sanctions, export controls, tariffs, trade wars and other governmental actions, could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

Similarly, adverse economic conditions impacting our customers in these countries or uncertainty about global economic conditions could cause purchases of our products to decline, which would adversely affect our revenues and operating results. In addition, accelerating rates of inflation may continue in the near future and have resulted, and may continue to result, in increased costs of labor, raw materials, other supplies and freight and distribution costs, among others. For the pharmaceutical industry and the healthcare systems in the markets in which we participate, the pricing dynamics of our products generally does not provide the opportunity to pass on such costs to customers. Inflation may also result in higher interest rates and increased costs of capital. Moreover, our projected revenues and operating results are based on assumptions concerning certain levels of customer spending. Any failure to attain our projected revenues and operating results as a result of adverse economic or market conditions could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

Due to the large portion of our business conducted in currency other than U.S. dollars, we have significant foreign currency risk.

We face foreign currency exposure on the translation into U.S. dollars of the financial results of our operations in Europe, Canada, Latin America, Asia, Africa and the Middle East and other regions. Where possible, we manage foreign currency risk by managing same currency revenue in relation to same currency expenses. We may also use derivative financial instruments from time to time to mitigate our foreign currency risk and not for trading or speculative purposes. We face foreign currency exposure in those countries where we have revenue denominated in the local foreign currency and expenses denominated in other currencies. Both favorable and unfavorable foreign currency impacts to our foreign currency-denominated operating expenses are mitigated to a certain extent by the natural, opposite impact on our foreign currency-denominated revenue. In addition, the repurchase of our U.S. dollar denominated debt may result in foreign exchange gains or losses for Canadian income tax purposes. One half of any foreign exchange gains or losses will be included in our Canadian taxable income. Any foreign exchange gain will result in a corresponding reduction in our available Canadian tax attributes. Further strengthening of the U.S. dollar and/or the devaluation of other countries' currencies could have a negative impact on our reported international revenue.

Risks Relating to Information Technology

We have become increasingly dependent on information technology systems and infrastructure and any breakdown, interruption, breach or other compromise of our or our third-party service providers' information technology systems could compromise sensitive information related to our business or prevent us from accessing critical information and subject us to liability or interrupt the operation of our business, which could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

We are increasingly dependent upon our information technology systems and infrastructure, as well as those of third parties with whom we interact, and internal and public internet sites, data hosting and processing facilities, cloud-based services and hardware, social media sites and mobile technology, in connection with the conduct of our business.

We must constantly update our information technology systems and infrastructure and undertake investments in new information technology systems and infrastructure. However, we cannot provide assurance that the information technology systems and infrastructure on which we depend, including those of third parties, will continue to meet our current and future business needs or adequately safeguard our operations. Furthermore, modification, upgrade or replacement of such systems and infrastructure may be costly or out of our control.

Any failure to so modify, upgrade or replace such systems and infrastructure, any disruptions that occur during the process of such modification, upgrade or replacement and/or any breakdown, interruption or corruption of the information technology systems and infrastructure on which we rely could create system disruptions, shutdowns, delays in generating or the corruption of data and information or other disruptions that could result in negative financial, operational, business or reputational consequences for us.

The size and complexity of the information technology systems and infrastructure on which we rely makes such systems and infrastructure potentially vulnerable to internal or external inadvertent or intentional security breaches, including as a result of private or state-sponsored cybercrimes, terrorism, war, malware, ransomware, human error, system malfunction, telecommunication and electrical failures, natural disaster, fire, misplaced or lost data, socially engineered breaches or other similar events.

In addition, during the normal course of our business operations, including through the use of information technology systems and infrastructure, we are involved in the collection, transmission, use, retention and other processing of sensitive, confidential, non-public or personal data and information in Canada, the United States and abroad.

Cyber-attacks are increasing in frequency, sophistication and intensity and are made by groups and individuals with a wide range of motives and expertise. Cyber-attacks could include the deployment of harmful malware, ransomware, denial-of-service attacks, worms, social engineering, improper modification of information, fraudulent "phishing" e-mails and other means to affect service reliability or threaten data confidentiality, integrity or availability. Techniques used in these attacks are often highly sophisticated, change frequently and may be difficult to detect for long periods of time.

We have established (i) physical, electronic and organizational measures intended to safeguard and secure our systems to prevent a compromise and (ii) policies and procedures designed to provide for the timely investigation of cybersecurity incidents and the timely disclosure of cybersecurity incidents consistent with our legal and contractual obligations. We also rely on commercially available systems, software, tools and monitoring to provide security for the processing, transmission and storage of digital information.

While we attempt to take appropriate security and cybersecurity measures to protect our information technology systems and infrastructure (including any trade secrets, confidential or other sensitive information) and to prevent and detect breakdowns, unauthorized breaches and cyber-attacks, we cannot guarantee that such measures will be successful and that breakdowns and breaches of, or attacks on, our systems and data, or those of third parties upon which we rely, will be prevented. Such breakdowns and breaches of, or attacks on, our systems and infrastructure, or the public perception that we or any third party upon which we rely have suffered a cybersecurity incident or breakdown, may cause business interruption and could have a material adverse effect on our business, financial condition, cash flows and results of operations, damage our reputation with customers, employees and third parties with whom we do business and cause the market value of our common shares and/or debt securities to decline, and we may suffer financial damage or other loss, including fines or criminal penalties or may be subject to litigation, including potentially class action lawsuits because of lost or misappropriated information.

While we maintain insurance against some of these risks, this insurance may not be sufficient to cover the financial, legal, business or reputational losses that may result from a breakdown, breach, cyber-attack or other compromise of or interruption to our information technology systems and infrastructure or confidential and other sensitive information.

In addition, we provide confidential and other sensitive information to third parties when necessary to pursue our business objectives. While we obtain assurances that these third parties will protect this information and, where appropriate, monitor the protections employed by these third parties, there is a risk that the confidentiality of information held by third parties, including trade secrets and sensitive personal information, may be compromised, including as a result of cybersecurity breaches, breakdowns or other incidents. If personal information of our customers or employees is misappropriated, our reputation with our customers and employees may be injured, resulting in loss of business and/or morale. Any such incidents could require us to incur costs to remediate possible injury to our customers and employees, to further improve our protective measures or to pay fines or take other action with respect to litigation, judicial or regulatory actions arising out of such incidents, which may be significant. We also cannot ensure that any limitation of liability or indemnity provisions in our contracts, including with vendors and service providers, for a security lapse or breach or other security incident would be enforceable or adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim.

Any of the foregoing could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

Risks Relating to Specific Legislation and Regulations

We are subject to various laws and regulations, including "fraud and abuse" laws, anti-bribery laws, environmental laws and privacy and security laws, and a failure to comply with such laws and related regulations or prevail in any litigation related to noncompliance could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

Pharmaceutical and medical device companies have faced lawsuits and investigations pertaining to violations of health care "fraud and abuse" laws, such as the federal False Claims Act, the federal Anti-Kickback Statute ("AKS") and other state and federal laws and regulations. The AKS prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any health care item or service reimbursable under federally financed health care programs. This statute has been interpreted to apply to arrangements between pharmaceutical or medical device manufacturers, on the one hand, and prescribers, purchasers, formulary managers and other health care related professionals, on the other hand. More generally, the federal False Claims Act, among other things, prohibits any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government. Pharmaceutical and medical device companies have been prosecuted or faced civil liability under these laws for a variety of alleged promotional and marketing activities, including engaging in off-label promotion that caused claims to be submitted for non-covered off-label uses. If we are in violation of any of these requirements or any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, this could have a significant impact on our business, including the imposition of significant criminal and civil fines and penalties, exclusion from federal health care programs or other sanctions, including consent orders or corporate integrity agreements.

In addition, the U.S. Department of Health and Human Services Office of Inspector General recommends, and increasingly states require pharmaceutical companies to have comprehensive compliance programs. Moreover, the Physician Payment Sunshine Act enacted in 2010 imposes reporting and disclosure requirements on device and drug manufacturers for any "transfer of value" made or distributed to prescribers and other health care providers. Failure to submit this required information may result in significant civil monetary penalties. While we have developed corporate compliance programs based on what we believe to be current best practices, we cannot provide assurance that we or our employees or agents are or will be in compliance with all applicable federal, state or foreign regulations and laws. If we are in violation of any of these requirements or any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant criminal and civil fines and penalties, exclusion from federal health care programs or other sanctions, including consent orders or corporate integrity agreements.

The U.S. FCPA, the Canadian Corruption of Foreign Public Officials Act and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to officials for the purpose of obtaining or retaining business. Our policies mandate compliance with these anti-bribery laws. We operate in many parts of the world that have experienced governmental corruption and in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices or may require us to interact with doctors and hospitals, some of which may be state controlled, in a manner that is different than in the U.S. and Canada. We cannot provide assurance that our internal control policies and procedures will protect us from reckless or criminal acts committed by our employees, consultants, distributors, third party contractors or agents. Violations of these laws, or allegations of such violations, could disrupt our business and result in criminal or civil penalties or remedial measures, any of which could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

We are also subject to various state, federal and international laws and regulations governing the collection, transmission, dissemination, use, privacy, confidentiality, security, retention, availability, integrity and other processing of health-related and other sensitive and personal information, including HIPAA. Many states in which we operate have laws that protect the privacy and security of sensitive and personal information, including health-related information. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal information than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts. For example, the California Consumer Privacy Act of 2018 ("CCPA") imposes stringent data privacy and security requirements and obligations with respect to the personal information of California residents and provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal data that may increase the likelihood of, and risks associated with, data breach litigation. The effects on our business of the CCPA and other similar state laws are potentially significant. State laws are changing rapidly and there is discussion in Congress of a new federal data protection and privacy law to which we may be subject. For instance, the California Privacy Rights Act ("CPRA") was passed in November 2020. When it takes effect in January 2023, it will maintain the core framework of the CCPA, while also making a number of substantive changes. Since these data security regimes are evolving, uncertain and complex, especially for a global business such as ours, we will need to update or enhance our compliance measures from time to time and these updates or enhancements will require further implementation costs. Any failure, or perceived failure, by us to comply with current and future regulatory or customer-driven privacy, data protection, and information security requirements, or to prevent or mitigate security breaches, cyberattacks, or improper access to, use of, or disclosure of data, or any security issues or cyber-attacks affecting our business, could result in significant liability, costs (including the costs of mitigation and recovery), a material loss of revenue resulting from the adverse impact on its reputation and brand, loss of proprietary information and data, disruption to its business and relationships, and diminished ability to retain or attract customers and business partners. Such events may result in governmental enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity, and could cause customers and business partners to lose trust in us, which could have an adverse effect on our reputation and business.

Internationally, laws and regulations in many jurisdictions apply broadly to the collection, transmission, dissemination, use, privacy, confidentiality, security, retention, availability, integrity and other processing of health-related and other sensitive and personal information. For example, the EU's General Data Protection Regulation ("GDPR,"), and the UK's General Data Protection Regulation ("UK GDPR") together with national legislation, regulations and guidelines of the EU member states and the UK governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, analyze, store, transfer and otherwise process personal data, including health data from clinical trials and adverse event reporting. The GDPR authorizes fines for certain violations of up to 4% of global annual revenue or €20 million, (or GBP 17.5 million under the UK GDPR), whichever is greater. European data protection authorities may interpret the GDPR and national laws differently and impose additional requirements, which contributes to the complexity of processing personal data in or from the EEA or the UK. Guidance on implementation and compliance practices is often updated or otherwise revised. These laws require data controllers to implement stringent operational requirements, including, for example, transparent and expanded disclosure to data subjects about how their personal data is collected and processed, grant rights for data subjects to access, delete or object to the processing of their data, mandatory data breach notification requirements (and in certain cases, affected individuals), set limitations on retention of information and outline significant documentary requirements to demonstrate compliance through policies, procedures, training and audits. The GDPR also provides that EU member states may introduce further conditions, including limitations, and make their own laws and regulations, further limiting the processing of 'special categories of personal data,' including personal data related to health, biometric data used for unique identification purposes and genetic information, which could limit our ability to collect, use and share EU data, and could cause our compliance costs to increase, ultimately having an adverse impact on our business, and harm our business and financial condition.

The withdrawal of the UK from the European Union ("Brexit") also has created uncertainty with regard to the regulation of data protection in the UK. Since January 1, 2021, when the transitional period following Brexit expired, we have been required to comply with the GDPR as well as the UK GDPR (combining the GDPR and the UK's Data Protection Act of 2018), which exposes us to two parallel regimes, each of which authorizes similar fines and may subject us to increased compliance risk based on differing, and potentially inconsistent or conflicting, interpretation and enforcement by regulators and authorities (particularly, if the laws are amended in the future in divergent ways). With respect to transfers of personal data from the EEA, on June 28, 2021, the European Commission issued an adequacy decision in respect of the UK's data protection framework, enabling data transfers from EU member states to the UK to continue without requiring organizations to put in place contractual or other measures in order to lawfully transfer personal data between the territories. While it is intended to last for at least four years, the European Commission may unilaterally revoke the adequacy decision at any point, and if this occurs, it could lead to additional costs and increase our overall risk exposure.

In addition, in China, the Personal Information Protection Law (the "PIPL") came into force in November 2021. The PIPL is the first national-level law comprehensively regulating issues in relation to personal information protection. The PIPL provides for very specific administrative requirements and security controls when transferring personal data outside the Peoples Republic of China. These transfer requirements come into effect on March 1, 2023.

We are also subject to Canada's federal *Personal Information Protection and Electronic Documents Act* and substantially similar equivalents at the provincial level with respect to the collection, use and disclosure of personal information in Canada. Such federal and provincial legislation impose data privacy and security obligations on our processing of personal information of Canadian residents. The federal and Alberta legislation include mandatory data breach notification requirements. Canada's Anti-Spam Legislation ("CASL") also applies to the extent that we send commercial electronic messages from Canada or to electronic addresses in Canada. CASL contains prescriptive consent, form, content and unsubscribe mechanism requirements. Penalties for non-compliance with CASL are up to CAD $10 million per violation. These laws and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible they will be interpreted and applied in ways that will materially and adversely affect our business. The regulatory framework for data privacy, data security and data transfers worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Complying with all of these laws and regulations involves costs to our business, and failure to comply with these laws and regulations can result in the imposition of significant civil and criminal penalties, as well as litigation, all of which could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline. For more information regarding applicable data privacy and security laws and regulations, see Item 1. "Business — Government Regulations" of this Form 10-K.

We are also subject to U.S. federal laws regarding reporting and payment obligations with respect to our participation in federal health care programs, including Medicare and Medicaid. Because our processes for calculating applicable government prices and the judgments involved in making these calculations involve subjective decisions and complex methodologies, these calculations are subject to risk of errors and differing interpretations. In addition, they are subject to review and challenge by the applicable governmental agencies, and it is possible that such reviews could result in changes that could have material adverse legal, regulatory, or economic consequences.

Legislative or regulatory reform of the health care system may affect our ability to sell our products profitably and could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

In the U.S. and certain foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the health care system in ways that could impact our ability to sell our products profitably. The Patient Protection and Affordable Care Act, as amended by the Health Care Reform Act, may affect the operational results of companies in the pharmaceutical and medical device industries, including the Company and other health care related industries, by imposing on them additional costs. Effective January 1, 2010, the Health Care Reform Act increased the minimum Medicaid drug rebates for pharmaceutical companies, expanded the 340B drug discount program, and made changes to affect the Medicare Part D coverage gap, or "donut hole." The law also revised the definition of "average manufacturer price" for reporting purposes, which may affect the amount of our Medicaid drug rebates to states. Beginning in 2011, the law imposed a significant annual fee on companies that manufacture or import branded prescription drug products. More recently, the Bipartisan Budget Act of 2018 amended the Patient Protection and Affordable Care Act, effective January 1, 2019, to close the donut hole in most Medicare drug plans. In addition, in April 2018, the Centers for Medicare & Medicaid Services published a final rule that gives states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the Patient Protection and Affordable Care Act for plans sold through such marketplaces.

Although efforts at replacing the Health Care Reform Act have stalled in Congress, there could still be changes to this legislation. We cannot predict what those changes will be or when they will take effect, and we could face additional risks arising from such changes. Because of this continued uncertainty, including the potential for further legal challenges or repeal of that legislation, we cannot quantify or predict with any certainty the likely impact of this legislation or its repeal on our business model, prospects, financial condition or results of operations, in particular on the pricing, coverage or reimbursement of any of our product candidates that may receive marketing approval. Additionally, policy efforts designed specifically to reduce patient out-of-pocket costs for medicines could result in new mandatory rebates and discounts or other pricing restrictions. Legislative efforts relating to drug pricing, the cost of prescription drugs under Medicare, the relationship between pricing and manufacturer patient programs, and government program reimbursement methodologies for drugs have been proposed and considered at the U.S. federal and state level. Congress and the administration have each indicated an intent to continue to seek new legislative or administrative measures to control drug costs such as the Inflation Reduction Act, which, among other things, enables the U.S. government to impose penalties if drug prices are increased at a rate faster than inflation. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. We also anticipate that Congress, state legislatures, and third-party payors may continue to review and assess alternative health care delivery and payment systems and may in the future propose and adopt legislation or

policy changes or implementations effecting additional fundamental changes in the health care delivery system. We cannot provide assurance as to the ultimate content, timing, or effect of changes, nor is it possible at this time to estimate the impact of any such potential legislation.

In 2019, the U.S. Health and Human Services Administration announced a preliminary plan to allow for the importation of certain lower-cost drugs from Canada. The preliminary plan excludes insulin, biological drugs, controlled substances and intravenous drugs. The preliminary plan relies on individual states to develop proposals for safe importation of those drugs from Canada and submit those proposals to the federal government for approval. Although the preliminary plan has some support from the current administration, at this time, studies to evaluate the related costs and benefits, evaluate the reasonableness of the logistics, and measure the public reaction of such a plan have not been performed. We cannot provide assurance as to the ultimate content, timing, effect or impact of such a plan.

In 2019, the Government of Canada (Health Canada) published in the Canada Gazette the new pricing regulation for patented drugs. These regulations became effective on July 1, 2022. The new regulations, among other things, change the mechanics of establishing the pricing for products submitted for approval after August 21, 2019 and the number and composition of reference countries used to determine if a drug's price is excessive. While we do not believe this will have a significant impact on our future cash flows, as additional facts materialize, we cannot provide assurance as to the ultimate content, timing, effect or impact of such regulations.

The Health Care Reform Act and further changes to health care laws or regulatory framework that reduce our revenues or increase our costs could also have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

We are subject to a broad range of environmental laws and regulations and may be subject to environmental remediation obligations under such safety and related laws and regulations. The impact of these obligations and the Company's ability to respond effectively to them may have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

We are subject to a broad range of federal, state, provincial and local environmental laws and regulations concerning the environment, safety matters, regulation of chemicals and product safety in the countries where we manufacture and sell our products or otherwise operate our business. These requirements include, among other matters, regulation of the handling, manufacture, transportation, storage, use and disposal of materials, including the discharge of pollutants, hazardous substances and waste into the environment. Compliance with environmental, health and safety laws and regulations could require us to incur significant operating or capital expenditures or result in significant restrictions on our operations. If we fail to comply with these environmental, health and safety laws and regulations, including failing to obtain or comply with any necessary permits, we could incur substantial civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing our operations or requiring us to conduct or fund remedial or corrective measures, install pollution control equipment, reformulate or cease the marketing of our products or perform other actions. In the normal course of our business, regulated substances and waste may be released into the environment, which could cause environmental or property damage or personal injuries, and which could subject us to remediation obligations regarding contaminated soil and groundwater, potential liability for damage claims or to social or reputational harm and other similar adverse impacts. Under certain laws, we may be subject to joint and several liability for environmental investigations and cleanups, including at properties that we currently or previously owned or operated, or at sites at which waste we generated was disposed, even if the contamination was not caused by us or was legal at the time it occurred.

We are subject to extensive and evolving regulations regarding the manufacturing, processing, distribution, importing, exporting and labeling of our products and their raw materials. In the EU, the REACH regulations came into effect in 2007, with implementation rolling out over time. Registered chemicals then can be subject to further evaluation and potential restrictions. Since the promulgation of REACH, other countries have enacted or are in the process of implementing similar comprehensive chemical regulations. These laws and regulations may materially affect our operations by subjecting our products or raw materials to testing or reporting requirements or restrictions, moratoria, phase outs or other limitations on their sale or use. In particular, some of our products might be characterized as nanomaterials and then be subject to evolving, new nanomaterial regulations.

In recent years, legislation and regulation related to environmental protection have become increasingly stringent. Such legislation and regulations are complex and constantly changing. On July 14, 2021, the European Commission adopted a set of proposals to ensure polices are aligned with the goal of reducing net greenhouse gas emissions by at least 55% by 2030 (the "EU Green Deal"). There is a growing focus on environmental impact of self-care products, their ingredients, components, packaging, manufacturing and disposal. This focus could lead to new requirements and restrictions in the coming years across all product categories. In particular, legislation and regulation relating to climate change, sustainability and product stewardship including greenhouse gas emissions, are at various stages of consideration and implementation. Future events, such as changes

in existing laws or regulations or the enforcement thereof or the discovery of contamination at our facilities may, among other things, require us to install additional controls for certain of our emission sources, undertake changes in our manufacturing processes, remediate soil or groundwater contamination at facilities where such cleanup is not currently required, take action to address social expectations or concerns arising from or relating to such changes and our response to such changes or adversely impact our suppliers. These impacts may be significant and could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

The consequences of climate change, such as extreme weather and water scarcity, could pose risks to our facilities and disruption of our activities.

Natural disasters and extreme weather events resulting from climate change, such as floods, heatwaves, blizzards, hurricanes, wildfires, the rise of sea level and water stress, could impact our business activities and our ability to deliver our products to customers. We evaluate these risks in our supply planning, loss prevention and business continuity planning. The implementation of an Environmental, Health and Safety Management System across our facilities has resulted in the development of processes to prepare and respond to a range of natural emergencies that may occur, including extreme weather events. We have been placing increased attention on water management, implementing a scarcity-focused approach to water conservation to align with community needs and advance toward sustainable operations. If our planning and risk management regarding natural disasters and extreme weather events fail, our facilities could be impacted and our activities could be significantly disrupted.

Other Risks

We must maintain adequate internal controls and be able to provide an assertion as to the effectiveness of such controls on an annual basis.

Effective internal controls are necessary for us to provide reasonable assurance with respect to our financial reports. We spend a substantial amount of management and other employee time and resources to comply with laws, regulations and standards relating to corporate governance and public disclosure. In the U.S., such regulations include the Sarbanes-Oxley Act of 2002, SEC regulations and the NYSE listing standards, and in Canada, applicable securities laws. In particular, Section 404 of the Sarbanes-Oxley Act of 2002 requires management's annual review and evaluation of our internal control over financial reporting and attestation as to the effectiveness of these controls by our independent registered public accounting firm. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting. Additionally, internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. In addition, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that the control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. If we fail to maintain the adequacy of our internal controls, including any failure to implement required new or improved controls, this could have a material adverse effect on our business, financial condition, results of operations, cash flows and/or stock price.

Our business and operations could be negatively affected by shareholder activism, which could cause us to incur significant expenses, hinder execution of our business strategy and impact our share price.

In recent years, shareholder activism involving corporate governance, fiduciary duties of directors and officers, strategic direction and operations has become increasingly prevalent. One of our investors, which currently owns approximately 9.59% of our outstanding common shares, filed a Schedule 13D with the SEC in February 2021, in which it was indicated that the investor intended to engage in discussions with our management and board regarding ways to enhance shareholder value, including our ongoing strategic review and that it may also seek board representation. We subsequently entered into a Director Appointment and Nomination Agreement with such investor, pursuant to which they have appointed two members to our Board of Directors. Another of our investors, which currently owns approximately 4.75% of our outstanding common shares, filed a Schedule 13D with the SEC in July 2020, in which it indicated that it intended to consider, explore and/or develop plans and/or make proposals respecting, among other things, our businesses, assets, operations, and strategy, and to explore ways to strengthen the Company and enhance shareholder value. In February 2021, this investor also sent the Company a public letter, in which it stated its views on the timing of the completion of the B+L Separation and recommended, among other things, the divestiture of certain of our businesses and assets.

In the event such investors continue to pursue such proposals or we become the subject of additional shareholder activism, this may create a significant distraction for our management and employees. This could negatively impact our ability

to execute our business plans (including the B+L Separation) and may require our management to expend significant time, resources and costs, including legal fees and other expenses incurred in connection with any proxy contest that may result from any such shareholder activism. Furthermore, when individuals are elected to our Board with a specific agenda, it may adversely affect our ability to effectively implement our business strategy and create additional value for our shareholders and could lead us to adopt other plans that we cannot predict and which could focus on short-term benefits with longer-term costs or that may not be in the best interests of the Company. Such shareholder activism may also create uncertainties with respect to our financial position and operations, may adversely affect our ability to attract and retain key employees and may result in loss of potential business opportunities with our current and potential customers and business partners, any of which could have a material adverse effect on our business, financial condition, cash flows and results of operations. In addition, such shareholder activism may cause significant fluctuations in our share price based on temporary or speculative market perceptions, uncertainties or other factors that do not necessarily reflect the underlying fundamentals and prospects of our business, and could cause the market value of our common shares to decline. While we will remain responsive to shareholder demands, there is no assurance that we will achieve their objectives, or that doing so will decrease the likelihood of activist shareholder engagement in the future.

We have significant goodwill and other intangible assets and potential impairment of goodwill and other intangibles may have a significant adverse impact on our profitability.

Goodwill and intangible assets represent a significant portion of our total assets. Finite-lived intangible assets are subject to an impairment analysis whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. Goodwill and indefinite-lived intangible assets are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. If impairment exists, we would be required to take an impairment charge with respect to the impaired asset.

For example, for 2022, 2021 and 2020, we recognized impairments to finite-lived and indefinite-lived intangible assets of $15 million, $146 million and $18 million, respectively. These asset impairments were primarily attributable to revisions in sales forecasts associated with discontinuances, generic competition and other market forces. In addition to impairments to finite-lived and indefinite-lived intangible assets, for 2022 and 2021, we recognized $824 million in impairments to the goodwill of our Neurology and Other and Ortho Dermatologics reporting units and $469 million in impairments to the goodwill of our Ortho Dermatologics reporting unit. These impairments to goodwill were primarily the result of revisions to our long-term forecasts as well as increases in market interest rates which resulted in higher discount rates used in the impairment analysis for the reporting units due to changing business dynamics and market conditions. There were no goodwill impairments for the year 2020.

The Company conducted its annual goodwill impairment test as of October 1, 2022, which included performing separate quantitative fair value tests for the Neurology and Other reporting unit in the Diversified Products segment and the Vision Care, Surgical and Ophthalmic reporting units of the Bausch + Lomb segment. For its remaining reporting units, no impairment to the goodwill of was identified. If market conditions deteriorate, or if the Company is unable to execute its strategies, it may be necessary to record impairment charges in the future.

See Note 8, "INTANGIBLE ASSETS AND GOODWILL" to our audited Consolidated Financial Statements for further information on these impairment charges.

Events giving rise to impairment are difficult to predict, including the uncertainties associated with the launch of new products, and are an inherent risk in the pharmaceutical and medical device industries. As a result of the significance of goodwill and intangible assets, our financial condition and results of operations in a future period could be negatively impacted should such an impairment of goodwill or intangible assets occur, which could cause the market value of our common shares and/or debt securities to decline. We may be required to take additional impairment charges in the future and such impairment charges may be material.

The Company's ability to effectively monitor and respond to the rapid and ongoing developments and expectations relating to environmental, social and governance ("ESG") matters, including related social expectations and concerns, may impose unexpected costs on the Company or result in reputational or other harm to the Company that could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

There are rapid and ongoing developments and changing expectations relating to ESG matters and factors such as the impact of our operations on climate change, water and waste management, our practices relating to sustainability and product stewardship, product safety, access to health care and affordable drugs, management of business ethics and human capital development, which may result in increased regulatory, social, investor or other scrutiny on us. If we are not able to adequately recognize and respond to such developments and governmental, investor and social expectations, including expectations of

lenders, investors and other stakeholders relating to ESG matters, we may miss corporate opportunities for the Company, become subject to additional regulatory, social, investor or other scrutiny, incur unexpected costs or experience damage to the reputation of the Company or its various brands with governments, customers, employees, investors, third parties and the communities in which we operate, in each case that could have a material adverse effect on our business, financial condition, cash flows and results of operations and could cause the market value of our common shares and/or debt securities to decline.

We have various indemnity agreements and indemnity arrangements in place, which may result in an obligation to indemnify or reimburse the relevant counterparty, which amounts may be material.

All directors and/or officers of the Company, and each of its various subsidiary entities, are indemnified by the Company in respect of their service as directors and/or officers, subject to certain restrictions. We have also purchased directors' and officers' liability insurance to mitigate the cost of any potential future lawsuits or actions. The maximum amount of any potential future payment cannot be reasonably estimated but could have a material adverse effect on the Company.

In the normal course of business, we have entered or may enter into agreements that include indemnities in favor of third parties, such as purchase and sale agreements, license agreements, engagement letters with advisors and consultants and various product and service agreements. These indemnification arrangements may require us to compensate counterparties for losses incurred by the counterparties as a result of breaches in representations, covenants and warranties provided by us or as a result of litigation or other third-party claims or statutory sanctions that may be suffered by the counterparties as a consequence of the relevant transaction. In some instances, the terms of these indemnities are not explicitly defined. We, whenever possible, try to limit this potential liability within the particular agreement or contract, but due to the unpredictability of future events the maximum amount of any potential reimbursement cannot be reasonably estimated, but could have a material adverse effect on the Company.

General Risk Factors

Our operating results and financial condition may fluctuate.

Our operating results and financial condition may fluctuate from quarter to quarter for a number of reasons. In addition, our stock price can be volatile. The following events or occurrences, among others, could cause fluctuations in our financial performance and/or stock price from period to period:

- the impact of COVID-19;
- development and launch of new competitive products;
- the timing and receipt of FDA and other regulatory approvals or lack of approvals;
- costs related to business development transactions;
- changes in the amount we spend to promote our products;
- delays between our expenditures to acquire new products, technologies or businesses and the generation of revenues from those acquired products, technologies or businesses;
- changes in treatment practices of physicians that currently prescribe certain of our products;
- increases in the cost of raw materials used to manufacture our products;
- actions by the FDA or other regulatory agencies relating to our manufacturers or suppliers;
- manufacturing and supply interruptions;
- our responses to price competition;
- new legislation that would control or regulate the prices of drugs;
- a protracted and wide-ranging trade conflict between the United States and China;
- expenditures as a result of legal actions (and settlements thereof), including the defense of our patents and other intellectual property;
- market acceptance of our products;
- the timing of wholesaler and distributor purchases and success of our wholesaler and distributor arrangements;
- general economic and industry conditions, including potential fluctuations in interest rates;
- changes in seasonality of demand for certain of our products;
- foreign currency exchange rate fluctuations;
- the timing, structure and terms of the B+L Separation;
- changes to, or the confidence in, our business strategy;
- changes to, or the confidence in, our management; and
- expectations for future growth.

As a result, quarter-to-quarter comparisons of results from operations, or any other similar period-to-period comparisons, may not be reliable indicators of our future performance. In any quarterly period, our results may be below the expectations of market analysts and investors, which could cause the market value of our common shares and/or debt securities to decline.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We own and lease a number of important properties. Our headquarters and one of our manufacturing facilities are located in Laval, Quebec. We own several manufacturing facilities throughout the U.S. We also own or have an interest in manufacturing plants or other properties outside the U.S., including in Canada, Mexico, and certain countries in Europe, Asia and South America.

We consider our facilities to be in satisfactory condition and suitable for their intended use. Our administrative, marketing, research/laboratory, distribution and warehousing facilities are located in various parts of the world. We co-locate our R&D activities with our manufacturing at the plant level in a number of facilities. Our scientists, engineers, quality assurance/quality control professionals and manufacturing technicians work side-by-side in designing and manufacturing products that fit the needs and requirements of our customers, regulators and business units.

We believe that we have sufficient facilities to conduct our operations. Our facilities in aggregate are approximately 10 million square feet and include, among others, the following principal properties:

Bausch Health Location	Purpose	Owned or Leased	Approximate Square Footage
Laval, Quebec, Canada	Corporate headquarters, R&D, manufacturing and warehouse facility	Owned	338,000
Bridgewater, New Jersey[1]	Administration shared with Bausch + Lomb	Leased	310,000
San Juan del Rio, Mexico	Offices and manufacturing facility	Owned	853,000
Jelenia Gora, Poland	Offices, R&D, manufacturing and warehouse facility	Owned	521,000
Rzeszow, Poland	Offices, R&D, manufacturing and warehouse facility	Owned	380,000
Steinbach, Canada	Offices, manufacturing and warehouse facility	Owned	241,000

Bausch + Lomb Location	Purpose	Owned or Leased	Approximate Square Footage
Vaughan, Ontario, Canada	Corporate headquarters and distribution facility	Leased	66,000
Rochester, New York	Offices, R&D and manufacturing facility	Owned	953,000
Waterford, Ireland	R&D and manufacturing facility	Owned	500,000
Woodruff, South Carolina	Distribution facility	Leased	432,000
Jinan, China	Offices and manufacturing facility	Owned	418,000
Berlin, Germany	Manufacturing, distribution and office facility	Owned	339,000
Greenville, South Carolina	Manufacturing and distribution facility	Owned	314,000
Lynchburg, Virginia	Offices and distribution facility	Owned	224,000
Aubenas, France	Offices, manufacturing and warehouse facility	Owned	148,000
St. Louis, Missouri	Offices, R&D and manufacturing facility	Owned	140,000
Macherio, Italy	Offices, R&D, manufacturing and warehouse facility	Owned	119,000
Beijing, China	Manufacturing facility	Owned	97,000

_____
(1) — A lease for a second building in Bridgewater, New Jersey was signed in 2015 and was not included in the square footage shown in the table above as the Company has never occupied the second building. In 2016, the Company concluded that it would not occupy the second building and recognized the appropriate charge for all future rents due, net of the anticipated sub-let income associated with the second building.

Item 3. Legal Proceedings

See Note 20, "LEGAL PROCEEDINGS" to our audited Consolidated Financial Statements for details on legal proceedings.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common shares are traded on the New York Stock Exchange ("NYSE") and on the Toronto Stock Exchange ("TSX") under the symbol "BHC".

Market Price Volatility of Common Shares

Market prices for the securities of pharmaceutical, medical devices and biotechnology companies, including our securities, have historically been highly volatile, and the market has experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors such as fluctuations in our operating results, the aftermath of public announcements by us or by others about us, changes in our executive management, changes in our business strategy, concern as to the safety of drugs and medical devices, the commencement or outcome of legal or governmental proceedings, changes in our ability to access credit markets, changes in the cost of capital, investigations or inquiries, and general market conditions can have an adverse effect on the market price of our common shares and other securities. For example, during 2015 and 2016, we experienced significant fluctuations and decreases in the market price of our common shares as a result of, among other things, legal and governmental proceedings and investigations with respect to certain of our distribution, marketing, pricing, disclosure and accounting practices, rising interest rates and certain public allegations made by short sellers and other third parties relating to certain of these matters. See Item 1A. "Risk Factors" of this Form 10-K for additional information.

Holders

The approximate number of holders of record of our common shares as of February 17, 2023 was 1,800.

Performance Graph

The following performance graph compares the cumulative total return on a $100 investment on December 31, 2017, assuming reinvestment of all dividends, in: (i) our common shares, (ii) the S&P 500 Index, (iii) the S&P/TSX Composite Index, (iv) the NASDAQ Biotechnology Index and (v) a composite peer group of 14 major pharmaceutical companies for the five years ended December 31, 2022. The composite peer group of 14 major pharmaceutical companies, which consists of Alcon Ag., Amgen Inc., Baxter International Inc., Biogen Inc, Cooper Companies Inc., Eli Lilly and Company, Endo International plc, Jazz Pharmaceuticals Plc, Perrigo Company Plc, Teva Pharmaceutical Industries Ltd., United Therapeutics Corporation, Viatris Inc., Zimmer Biomet Holdings, Inc. and Zoetis Inc.

Five Year Performance - Cumulative total return on a $100 investment on December 31, 2017



	As of December 31,					
	2017	**2018**	**2019**	**2020**	**2021**	**2022**
Bausch Health Companies Inc.	$100	$89	$144	$100	$133	$30
S&P 500	$100	$96	$126	$149	$192	$157
S&P/TSX Composite	$100	$91	$112	$118	$148	$139
NASDAQ Biotechnology	$100	$91	$114	$144	$144	$130
Peer Group	$100	$108	$129	$142	$177	$189

Dividends

No dividends were declared or paid in 2022, 2021 or 2020. While our Board of Directors will review our dividend policy periodically, we currently do not intend to pay any cash dividends in the foreseeable future. In addition, our 2022 Amended Credit Agreement and indentures include restrictions on the payment of dividends. See Note 10, "FINANCING ARRANGEMENTS" to our audited Consolidated Financial Statements for further details regarding these restrictions.

Restrictions on Share Ownership by Non-Canadians

There are no limitations under the laws of Canada or in our organizational documents on the right of foreigners to hold or vote securities of our Company, except that the *Investment Canada Act (Canada)* (the "Investment Canada Act") may require review and approval by the Minister of Innovation, Science and Industry (Canada) (the "Minister") of an acquisition of "control" of our Company by a "non-Canadian".

Investment Canada Act

An acquisition of control of a Canadian business by a non-Canadian is either reviewable (a "Reviewable Transaction"), in which case it is subject to both a reporting obligation and an approval process, or notifiable, in which case it is subject to only a reporting obligation. In the case of a Reviewable Transaction, the non-Canadian acquirer must submit an application for review with the prescribed information. The Minister is then required to determine whether the Reviewable Transaction is likely to be of net benefit to Canada, taking into account the assessment factors specified in the Investment Canada Act and any written undertakings that may have been given by the non-Canadian acquirer.

The Investment Canada Act provides that any investment by a non-Canadian in a Canadian business, even where control has not been acquired, can be reviewed on grounds of whether it may be injurious to national security. Where an investment is determined to be injurious to national security, Cabinet can prohibit closing or, if closed, can order the investor to divest control. Short of a prohibition or divestment order, Cabinet can impose terms or conditions on the investment or can require the investor to provide binding undertakings to remove the national security concern.

Competition Act

Part IX of the *Competition Act* (Canada) (the "Competition Act") requires that a pre-merger notification filing be submitted to the Commissioner of Competition (the "Commissioner") in respect of certain classes of merger transactions that exceed certain prescribed thresholds. If a proposed transaction exceeds such thresholds, subject to certain exceptions, the notification filing must be submitted to the Commissioner and the statutory waiting period must expire or be terminated early or waived by the Commissioner before the transaction can be completed.

All mergers, regardless of whether they are subject to Part IX of the Competition Act, are subject to the substantive mergers provisions under Section 92 of the Competition Act. In particular, the Commissioner may challenge a transaction before the Competition Tribunal where the transaction prevents or lessens, or is likely to prevent or lessen, competition substantially in a market. The Commissioner may not make an application to the Competition Tribunal under Section 92 of the Competition Act more than one year after the merger has been substantially completed.

Exchange Controls

Canada has no system of exchange controls. There are no Canadian exchange restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no Canadian exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of our securities.

Taxation

Canadian Federal Income Taxation

The following discussion is a summary of the principal Canadian federal income tax considerations generally applicable to a holder of our common shares who, at all relevant times, for purposes of the Income Tax Act (Canada) and the Income Tax Regulations (collectively, the "Canadian Tax Act") deals at arm's-length with, and is not affiliated with, our Company, beneficially owns its common shares as capital property, does not use or hold and is not deemed to use or hold such common shares in carrying on a business in Canada, does not with respect to common shares enter into a "derivative forward agreement" as defined in the Canadian Tax Act, and who, at all relevant times, for purposes of the application of the Canadian Tax Act and the Canada-U.S. Income Tax Convention (1980, as amended) (the "U.S. Treaty"), is resident in the U.S., is not, and is not deemed to be, resident in Canada and is eligible for benefits under the U.S. Treaty (a "U.S. Holder"). Special rules, which are not discussed in the summary, may apply to a non-resident holder that is an insurer that carries on an insurance business in Canada and elsewhere or that is an "authorized foreign bank" as defined in the Canadian Tax Act.

The U.S. Treaty includes limitation on benefits rules that restrict the ability of certain persons who are resident in the U.S. to claim any or all benefits under the U.S. Treaty. Furthermore, limited liability companies ("LLCs") that are not taxed as corporations pursuant to the provisions of the U.S. Internal Revenue Code of 1986, as amended do not generally qualify as resident in the U.S. for purposes of the U.S. Treaty. Under the U.S. Treaty, a resident of the U.S. who is a member of such an LLC and is otherwise eligible for benefits under the U.S. Treaty may generally be entitled to claim benefits under the

U.S. Treaty in respect of income, profits or gains derived through the LLC. Residents of the U.S. should consult their own tax advisors with respect to their eligibility for benefits under the U.S. Treaty, having regard to these rules.

This summary is based upon the current provisions of the U.S. Treaty and the Canadian Tax Act and our understanding of the current administrative policies and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the U.S. Treaty and the Canadian Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof. This summary does not otherwise take into account or anticipate changes in law or administrative policies and assessing practices, whether by judicial, regulatory, administrative or legislative decision or action, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice generally or to any particular holder. Holders should consult their own tax advisors with respect to their own particular circumstances.

Gains on Disposition of Common Shares

In general, a U.S. Holder will not be subject to tax under the Canadian Tax Act on capital gains arising on the disposition of such holder's common shares unless the common shares are "taxable Canadian property" to the U.S. Holder and are not "treaty-protected property".

As long as the common shares are then listed on a "designated stock exchange", which currently includes the NYSE and TSX, the common shares generally will not constitute taxable Canadian property of a U.S. Holder, unless: (a) at any time during the 60-month period preceding the disposition, the U.S. Holder, persons not dealing at arm's length with such U.S. Holder or the U.S. Holder together with all such persons, owned 25% or more of the issued shares of any class or series of the capital stock of the Company and (b) more than 50% of the fair market value of the common shares was derived, directly or indirectly, from any combination of: (i) real or immovable property situated in Canada, (ii) "Canadian resource property" (as such term is defined in the Canadian Tax Act), (iii) "timber resource property" (as such term is defined in the Canadian Tax Act) or (iv) options in respect of, or interests in, or for civil law rights in, any such properties whether or not the property exists or the common shares are otherwise deemed to be taxable Canadian property.

Common shares will be treaty-protected property where the U.S. Holder is exempt from income tax under the Canadian Tax Act on the disposition of common shares because of the U.S. Treaty. Common shares owned by a U.S. Holder will generally be treaty-protected property where the value of the common shares is not derived principally from real property situated in Canada, as defined in the U.S. Treaty.

Dividends on Common Shares

Dividends paid or credited on the common shares or deemed to be paid or credited on the common shares to a U.S. Holder that is the beneficial owner of such dividends will generally be subject to non-resident withholding tax under the Canadian Tax Act and the U.S. Treaty at the rate of: (a) 5% of the amounts paid or credited if the U.S. Holder is a company that owns (or is deemed to own) at least 10% of our voting stock or (b) 15% of the amounts paid or credited in all other cases. The rate of withholding under the Canadian Tax Act in respect of dividends paid to non-residents of Canada is 25% where no tax treaty applies.

Securities Authorized for Issuance under Equity Compensation Plans

Information required under this Item will be included in our definitive proxy statement for the 2023 Annual Meeting of Shareholders expected to be filed with the SEC no later than 120 days after the end of the fiscal year covered by this Form 10-K (the "2023 Proxy Statement"), and such required information is incorporated herein by reference.

Purchases of Equity Securities by the Company and Affiliated Purchases

There were no purchases of equity securities by the Company during the fourth quarter of the year ended December 31, 2022.

Item 6.   Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

INTRODUCTION

This "Management's Discussion and Analysis of Financial Condition and Results of Operations" has been updated through February 23, 2023 and should be read in conjunction with the audited Consolidated Financial Statements and the related notes thereto included elsewhere in this Annual Report on Form 10-K. The matters discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and that may be forward-looking information within the meaning defined under applicable Canadian securities laws (collectively, "Forward-Looking Statements"). See "Forward-Looking Statements" at the end of this discussion. Additional company information, including this Form 10-K, is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission (the "SEC") website at www.sec.gov. All currency amounts are expressed in U.S. dollars, unless otherwise noted.

OVERVIEW

Bausch Health Companies Inc. ("we", "us", "our", the "Company" or "Bausch Health") is a multinational, specialty pharmaceutical and medical device company that develops, manufactures and markets, primarily in the therapeutic areas of gastroenterology ("GI") and dermatology, a broad range of branded, generic and branded generic pharmaceuticals, over-the-counter ("OTC") products and medical aesthetic devices and, through its majority ownership of Bausch + Lomb Corporation ("Bausch + Lomb"), branded, and branded generic pharmaceuticals, OTC products and medical devices (contact lenses, intraocular lenses, ophthalmic surgical equipment) in the therapeutic area of eye health. The Company's products are marketed directly or indirectly in approximately 100 countries.

We generated revenues for 2022, 2021 and 2020, of $8,124 million, $8,434 million and $8,027 million, respectively. Our portfolio of products falls into five reportable segments: (i) Salix, (ii) International, (iii) Solta Medical, (iv) Diversified Products and (v) Bausch + Lomb. The following is a brief description of the Company's segments:

- **The Salix segment** consists of sales in the U.S. of GI products. Sales of the Xifaxan® product line represented approximately 80% of the Salix segment's revenues.

- **The International segment** consists of sales, with the exception of sales of Bausch + Lomb products and Solta aesthetic medical devices, outside the U.S and Puerto Rico of branded pharmaceutical products, branded generic pharmaceutical and OTC products.

- **The Solta Medical segment** consists of global sales of Solta Medical ("Solta") aesthetic medical devices.

- **The Diversified Products segment** consists of sales in the U.S. of: (i) pharmaceutical products in the areas of neurology and certain other therapeutic classes, (ii) generic products, (iii) Ortho Dermatologics (dermatological products) and (iv) dentistry products.

- **The Bausch + Lomb segment** consists of global sales of Bausch + Lomb Vision Care, Surgical and Ophthalmic Pharmaceuticals products.

For additional discussion of our reportable segments, see the discussion in Item 1. "Business — Segment Information" and Note 22, "SEGMENT INFORMATION" to our audited Consolidated Financial Statements for further details on these reportable segments.

Separation of the Bausch + Lomb Eye Health Business

On August 6, 2020, we announced our plan to separate our eye health business consisting of our Bausch + Lomb Global Vision Care (formerly Vision Care/Consumer Health), Global Surgical and Global Ophthalmic Pharmaceuticals businesses into an independent publicly traded entity, Bausch + Lomb from the remainder of Bausch Health (the "B+L Separation"). During May 2022, a wholly owned subsidiary of the Company (the "Selling Shareholder") sold shares of Bausch + Lomb pursuant to the initial public offering ("IPO") of Bausch + Lomb (the "B+L IPO"). The underwriters partially exercised the over-allotment option granted by the Selling Shareholder.

The Company indirectly holds 310,449,643 common shares of Bausch + Lomb, which represents approximately 89% of Bausch + Lomb's outstanding common shares. We continue to believe that completing the B+L Separation makes strategic sense. The completion of the B+L Separation is subject to the achievement of targeted debt leverage ratios and the receipt of applicable shareholder and other necessary approvals. We continue to evaluate all factors and considerations related to the B+L Separation, including the effect of the Norwich Legal Decision (see "*Xifaxan® Paragraph IV Proceedings*" of Note 20, "LEGAL PROCEEDINGS" to our audited Consolidated Financial Statements) on the B+L Separation.

The B+L Separation, if consummated, will result in two separate, independent companies:

- **Bausch Health excluding Bausch + Lomb** - a diversified pharmaceutical company with leading positions in gastroenterology, hepatology, dermatology, neurology and international pharmaceuticals, and aesthetic medical devices. The remaining pharmaceutical entity will comprise a diversified portfolio of our leading durable brands across the Salix, International, dentistry, neurology, medical dermatology and generics, and aesthetic medical devices businesses; and

- **Bausch + Lomb** - a fully integrated, "pure play" eye health company built on the iconic Bausch + Lomb brand and long history of innovation.

We believe the B+L IPO was a large step in creating two attractive but dissimilar businesses. As independent entities, management believes that each company will be better positioned to individually focus on its core businesses to drive additional growth, more effectively allocate capital and better manage its respective capital needs. Further, the B+L Separation will allow us and the market to compare the operating results of each entity with other "pure play" peer companies. Although management believes the B+L Separation will unlock value, there can be no assurance that it will be successful in doing so.

See Item 1A. "Risk Factors — Risks Relating to the B+L Separation" of this Form 10-K for additional risks relating to the B+L Separation.

Our Focus on Value

Since 2016, we have been executing a multi-year plan designed to transform and bring out value in our Company, which includes focus on, among other factors, our: product portfolio, infrastructure, geographic footprint, capital structure and risk management. As discussed below, we have taken actions that among other things include: (i) divesting non-core assets, (ii) making strategic investments in our core businesses and (iii) making measurable progress in improving our capital structure. These measures gave us operating flexibility and put us in a strong position to unlock the additional value to be found in our specific businesses. We believe that these and other actions we have taken have helped to focus our operations and improve our capital structure. These actions also presented us with an opportunity to unlock potential value across our portfolio of assets by separating our pharmaceutical and eye health businesses. Although management believes the B+L Separation will bring out additional value, there can be no assurance that it will be successful in doing so.

Focus on Core Businesses

To position ourselves to unlock the value we see in our individual businesses, we have sought to right-size our portfolio of assets and provide financial flexibility. In line with this focus on our core businesses, we have: (i) made measurable progress in effectively managing our capital structure, including taking actions to reduce the principal balances of our long-term debt, (ii) directed capital allocation to drive growth within these core businesses, (iii) divested assets to improve our capital structure and simplify our business, (iv) resolved certain of the Company's legacy litigation matters originating back to 2015 and prior, (v) increased our efforts to improve patient access and (vi) continued to invest in sustainable growth drivers to position us for long-term growth.

We believe that these and other actions we have taken to transform our Company, have helped focus our operations, unlocked value across our product portfolios, improved our capital structure and mitigated certain risks associated with legacy litigation matters. We believe that these measures, along with our continued commitment to improving people's lives through our health products, help position us to unlock potential value across our portfolio of assets by separating our eye health and pharmaceutical businesses. Although management believes the B+L Separation will unlock additional value, there can be no assurance that it will be successful in doing so.

Effectively Managing Our Capital Structure

At the time of our announcement of the B+L Separation, we emphasized that it is important that the post-separation entities be well capitalized, with appropriate leverage and with access to additional capital, if and when needed, to provide each entity with the ability to independently allocate capital to areas that will strengthen their own competitive positions in their respective lines of business and position each entity for sustainable growth. Therefore, we see the appropriate capitalization and leverage of these businesses post-separation as a key to maximizing value across our portfolio of assets and, as such, it is a primary objective of our plan of separation. For additional details on the B+L Separation, see "Separation of the Bausch + Lomb Eye Health Business" in Note 2, "SIGNIFICANT ACCOUNTING POLICIES" to our audited Consolidated Financial Statements.

Managing Our Capital Structure 2016 through 2021

Since 2016, we have been executing and continue to execute on our plan to improve our Company's capital structure. As a result of a series of debt repayments and transactions from 2016 through 2021, the Company had positioned itself to add value through the B+L Separation while at the same time providing for the appropriate capitalization and leverage of these businesses post-separation.

Excluding the impact of the $1,210 million financing of the U.S. Securities Litigation settlement (discussed in the subsequent section titled "LIQUIDITY AND CAPITAL RESOURCES"), we repaid (net of additional borrowings) approximately $10,000 million of long-term debt during the period January 1, 2016 through December 31, 2021 using the net cash proceeds from divestitures of non-core assets and cash generated from operations.

Managing Our Capital Structure in 2022

As discussed further below, during 2022, we reduced the aggregate principal amount of our debt obligations by approximately $3,800 million, as we: (i) utilized the net proceeds from the B+L IPO which closed on May 10, 2022, to make repayments of debt, (ii) reduced our debt through open market repurchases of debt with a principal value of approximately $927 million for approximately $550 million, (iii) extended the maturities of our debt through refinancing and (iv) completed an exchange offer which reduced the outstanding principal balance of our debt by $2,469 million by exchanging $5,594 million of aggregate principal value of existing unsecured senior notes (the "Existing Unsecured Senior Notes") for newly issued secured notes with an aggregate principal balance of $3,125 million (the "Exchange Offer").

The B+L IPO, 2022 Notes Issuance and Credit Agreement Refinancing - In connection with the B+L IPO, we completed a series of transactions in support of our commitment to improve our liquidity, reduce our leverage and better capitalize the two business entities post-separation. These transactions included:

• On February 10, 2022, the Company issued (the "2022 Notes Issuance") $1,000 million aggregate principal amount of 6.125% Senior Secured Notes due February 2027 (the "February 2027 Secured Notes").

• On May 10, 2022:

  • The B+L IPO closed, with aggregate net proceeds (including from the partial exercise of the over-allotment option by the underwriters), after deducting underwriting commissions, of approximately $675 million.

  • The Company entered into the 2022 Amended Credit Agreement as defined and discussed in further detail below, under "— Liquidity and Capital Resources — Liquidity and Debt — Long-term Debt". The 2022 Amended Credit Agreement consists of new term loans of $2,500 million and a revolving credit facility of $975 million.

  • Bausch + Lomb entered into the B+L Credit Agreement, as defined and discussed in further detail below under "— Liquidity and Capital Resources — Liquidity and Debt — Long-term Debt". The B+L Credit Agreement provides for a five-year term loan facility in an initial principal amount of $2,500 million and also provides for a five-year revolving credit facility of $500 million.

The net proceeds from these transactions, along with cash on hand, allowed us to: (i) repay certain amounts outstanding under our then existing June 2025 Term Loan B Facility and November 2025 Term Loan B Facility (each as defined and discussed in further detail below under "— Liquidity and Capital Resources — Liquidity and Debt — Long-term Debt"), (ii) replace our existing revolving credit facility which was due to mature in 2023, with revolving credit facilities that mature in 2027, (iii) redeem in full all of our then outstanding 6.125% Senior Unsecured Notes due 2025 (the "April 2025 Unsecured Notes") and (iv) replace our then remaining amounts outstanding under our June 2025 Term Loan B Facility and November 2025 Term Loan B Facility with term loan facilities that expire in 2027.

Early Extinguishment of Debt - During June 2022 and December 2022, through a series of transactions we repurchased and retired, outstanding senior notes with an aggregate par value of $927 million in the open market, for approximately $550 million using: (i) the net proceeds from the partial exercise of the over-allotment option in the B+L IPO by the underwriters, after deducting underwriting commissions, (ii) amounts available under our revolving credit facility and (iii) cash on hand. As a result of these transactions, we recognized a gain on the extinguishment of debt of approximately $369 million, net of write-offs of debt premiums, discounts and deferred issuance costs, representing the differences between the amounts paid to retire the senior unsecured notes and their carrying value.

Exchange Offer - As discussed in further detail below under "— Liquidity and Capital Resources — Liquidity and Debt — Long-term Debt", we made the strategic decision based on the fair value of our Senior Unsecured Notes to undertake the Exchange Offer in September 2022. We exchanged certain validly tendered existing senior unsecured notes, with an aggregate outstanding principal balance of approximately $5,594 million with maturities of 2025 through 2031 for newly issued senior secured notes, with an aggregate principal balance of approximately $3,125 million with maturities of 2028 and 2030. After fees and expenses, the Exchange Offer reduced the principal balances of our outstanding debt obligations by $2,469 million and extended the maturities of approximately $2,400 million of principal balances coming due during the years 2025 through 2027 to the years 2028 and 2030. We also recorded a net gain of $570 million as the future undiscounted cash flows of certain New Secured Notes (as defined in "— Liquidity and Capital Resources — Liquidity and Debt — Long-term Debt") were less than the net carrying value of the Existing Unsecured Senior Notes which were exchanged.

As a result of: (i) the 2022 Notes Issuance and Credit Agreement Refinancing (as defined below under "—Senior Secured Credit Facilities under the 2022 Amended Credit Agreement"), (ii) the early extinguishment of debt, (iii) the Exchange Offer and (iv) other debt repayments (net of additional borrowings under our Revolving Credit Facility) we reduced the principal balances of our contractual debt obligations in 2022 by approximately $3,800 million. The contractual principal amount of our debt obligations as of December 31, 2022 and 2021 were as follows:

(in millions)	December 31, 2022	December 31, 2021
Revolving Credit Facility	$ 470	$ 285
Term Loan Facilities	2,437	3,823
B+L Term Loan Facility	2,488	—
Senior Secured Notes	7,905	3,850
Senior Unsecured Notes	5,798	14,900
Other	12	12
Total long-term debt and other	19,110	22,870
Unamortized premiums, discounts and issuance costs	1,656	(216)
Total long-term debt and other, net of premiums, discounts and issuance costs	$ 20,766	$ 22,654

The following table presents the contractual principal and interest payments of the New Secured Notes. Contractual interest payments will be allocated to the reduction of the recorded premium and interest expense as presented below. Additionally, the amount of interest which reduces the premium will be reported as a Financing activity in the Consolidated Statement of Cash Flows when paid.

(in millions)	2023	2024	2025	2026	2027	2028-2030	Total
Principal payments:							
11.00% First Lien Secured Notes	$ —	$ —	$ —	$ —	$ —	$ 1,774	$ 1,774
14.00% Second Lien Secured Notes	—	—	—	—	—	352	352
9.00% Intermediate Holdco Secured Notes	—	—	—	—	—	999	999
	—	—	—	—	—	3,125	3,125
Interest payments:							
11.00% First Lien Secured Notes	195	195	195	195	195	196	1,171
14.00% Second Lien Secured Notes	51	49	49	49	49	148	395
9.00% Intermediate Holdco Secured Notes	75	90	90	90	90	45	480
	321	334	334	334	334	389	2,046
	$ 321	$ 334	$ 334	$ 334	$ 334	$ 3,514	$ 5,171
Interest payments recorded as:							
Interest expense	$ 39	$ 39	$ 36	$ 34	$ 31	$ 32	$ 211
Premium reduction	282	295	298	300	303	357	1,835
	$ 321	$ 334	$ 334	$ 334	$ 334	$ 389	$ 2,046

These transactions also had the effect of reducing our cash debt service requirements over the next five years thereby providing us with additional flexibility as it relates to liquidity to operate. Prior to these transactions, our aggregate principal contractual debt repayment requirements through the year 2026 were approximately $11,500 million. As a result of these transactions, as of December 31, 2022, we have reduced our aggregate principal contractual debt repayment requirements through the year 2026 to approximately $4,000 million. Maturities of our principal balances of debt obligations as of December 31, 2022 and 2021, were as follows:

(in millions)	December 31, 2022	December 31, 2021
2023	$ 150	285
2024	150	—
2025	2,789	9,723
2026	891	1,500
2027	6,938	2,250
2028 - 2031	8,192	9,112
Total debt obligations	$ 19,110	$ 22,870

We believe these transactions improve our overall capitalization and leverage.

Continue to Manage our Capital Structure

We continue to monitor our capital structure and to evaluate other opportunities to simplify our business and improve our capital structure, giving us the ability to better focus on our core businesses. The Company regularly evaluates market conditions, its liquidity profile and various financing alternatives for opportunities to enhance its capital structure. If the Company determines that conditions are favorable, the Company may refinance or repurchase existing debt or issue additional debt, equity or equity-linked securities.

See Note 10, "FINANCING ARRANGEMENTS" to our audited Consolidated Financial Statements and Item "— Liquidity and Capital Resources — Liquidity and Debt — Long-term Debt" for further details and additional discussion regarding these matters. Cash requirements for future debt repayments including interest can be found in this Item "— Off-Balance Sheet Arrangements and Contractual Obligations."

Direct Capital Allocation to Drive Growth Within Our Core Businesses

Our capital allocation is also driven by our long-term growth strategies. We allocate resources to promote our core businesses globally through: (i) strategic acquisitions, (ii) R&D investment, (iii) strategic licensing agreements and (iv) strategic investments in our infrastructure. The outcome of this process allows us to better drive value in our product portfolio and generate operational efficiencies.

<u>*R&D Investment*</u>

We search for new product opportunities through internal development and strategic licensing agreements, that, if successful, will allow us to leverage our commercial footprint, particularly our sales force, and supplement our existing product portfolio and address specific unmet needs in the market.

Our internal R&D organization focuses on the development of products through clinical trials. As of December 31, 2022, approximately 1,300 dedicated R&D and quality assurance employees in 25 R&D facilities were involved in our R&D efforts internally.

We have approximately 140 projects in our global pipeline. Certain core internal R&D projects that have received a significant portion of our R&D investment in current and prior periods are listed below.

Gastrointestinal

- Rifaximin - Top line results from a Phase 2 study for the treatment of overt hepatic encephalopathy with a new formulation (SSD IR) of rifaximin showed a treatment benefit. Patients receiving 40 mg twice daily showed a statistically significant separation from placebo. The top line results from this Phase 2 study and other clinical data of SSD in cirrhotic patients will help inform further research on potential new indications for rifaximin. A Phase 3 study has commenced (RED-C) with patients actively enrolling for the prevention of the first episode of Overt Hepatic Encephalopathy.

- Rifaximin - Rifaximin recently received orphan drug designation for sickle cell disease. A phase 2 study with novel dosage formulation is currently enrolling patients for the treatment of sickle cell disease.

- Rifaximin - Development of a fit for purpose Patient Reported Outcomes tool for small intestinal bacterial overgrowth, or "SIBO", is continuing in 2023.

- Envive™ - In October 2020, we launched, on a limited basis, a probiotic supplement that was developed to address gastrointestinal disturbances. In April 2021, we expanded the launch to additional territories in the U.S.

- Amiselimod (S1P modulator) - A Phase 2 study to evaluate Amiselimod (S1P modulator) for the treatment of mild to moderate ulcerative colitis is actively enrolling.

Solta Medical

- Clear + Brilliant® *Touch* - Next generation Clear + Brilliant® laser that is designed to deliver a customized and more comprehensive treatment protocol by providing patients of all ages and skin types the benefits of two wavelengths. This product was launched in the U.S. in March 2021.

Dermatology

- Internal Development Project ("IDP") 120 - An acne product with a fixed combination of mutually incompatible ingredients: benzoyl peroxide and tretinoin. Phase 3 clinical studies have been completed and met the primary endpoints. We are currently evaluating next steps for this project.

- IDP-126 - An acne product with a fixed combination of benzoyl peroxide, clindamycin phosphate and adapalene. Phase 3 clinical studies initiated in December 2019 were paused due to COVID-19 pandemic related factors but resumed in June 2020. Both Phase 3 studies have been completed and have met their primary endpoints. A comparative bridging safety and efficacy study was delayed until 2021 due to COVID-19. The bridging study has completed enrollment in July 2022. The New Drug Application ("NDA") was filed on December 21, 2022.

Bausch + Lomb

- SiHy Daily - A silicone hydrogel daily disposable contact lens designed to provide clear vision throughout the day. In September 2018, we launched SiHy Daily in Japan under the branded name AQUALOX® ONE DAY. In August 2020, we launched SiHy Daily in the U.S. under the branded name Bausch + Lomb INFUSE® SiHy Daily Disposable contact

lens. In the fourth quarter of 2020, SiHy Daily was launched in Australia, Hong Kong and Canada under the branded name Bausch + Lomb Ultra® ONE DAY. During 2021 and 2022, Bausch + Lomb ULTRA® ONE DAY was launched in Korea, Singapore, New Zealand, India, Taiwan, Europe, Malaysia and Indonesia. Additional rollout is planned for 2023 and 2024. In the second quarter of 2022, a second SiHy Daily was launched in Japan under the brand name AQUALOX® ONE DAY UV SHIN.

- LUMIFY® (brimonidine tartrate ophthalmic solution, 0.025%) - An OTC eye drop developed as an ocular redness reliever. We launched this product in the U.S. in May 2018, in South Korea and UAE in December 2021 and in Canada in June 2022. In 2022, we gained regulatory approvals in Jordan, Lebanon and the European Union and plan launches in these markets starting in 2023. We have also acquired the right to launch into new geographies. Currently, we have several innovative new line extension formulations under development. The first Phase 3 study in support of these line extensions was completed. Additional studies are currently on-going.

- New Ophthalmic Viscosurgical Device ("OVD") product - A formulation to protect corneal endothelium during phacoemulsification process during a cataract surgery and to help chamber maintenance and lubrication during IOL delivery. A clinical study report was completed for the cohesive OVD product (StableVisc™) during the second quarter of 2022. FDA approval is expected in early 2023 and launch is expected during the second quarter of 2023.

- Bausch + Lomb is expanding its portfolio of premium IOLs built on the enVista® platform with Monofocal Plus, EDOF and Trifocal optical designs for presbyopia correction. Bausch + Lomb expects that they will be commercialized together with a new preloaded inserter with two options: non-Toric, as well as Toric for astigmatism patients. Bausch + Lomb anticipates launching Monofocal Plus, Trifocal and EDOF optical designs for presbyopia in the U.S. in 2023, 2024 and 2025/2026, respectively.

- Renu® Advanced Multi-Purpose Solution ("MPS") - Contains a triple disinfectant system that kills 99.9% of germs tested and has a dual surfactant system that provides up to 20 hours of moisture. Renu® Advanced MPS is FDA cleared with indications for use to condition, clean, remove protein, disinfect, rinse and store soft contact lenses including those composed of silicone hydrogel lenses. Prior to 2022, Renu® Advanced MPS was launched in the U.S., India, Brazil, Mexico, Korea, Europe, Turkey, Greece and other Latin American markets, and gained regulatory approvals in Indonesia, Malaysia, Singapore, Belarus, Taiwan and China. In 2022, Renu® Advanced MPS was launched in Taiwan, Czech Republic, Israel, Poland, Slovakia, China and Argentina. We anticipate future launches in Slovenia, other parts of Europe, the Nordic regions and the Andean states.

Strategic Licensing Agreements

To supplement our internal R&D initiatives and to build-out and refresh our product portfolio, we also search for opportunities to augment our pipeline through arrangements that allow us to gain access to unique products and investigational treatments, by strategically aligning ourselves with other innovative product solutions.

In the normal course of business, the Company will enter into select licensing and collaborative agreements for the commercialization and/or development of unique products primarily in the U.S. and Canada. These products are sometimes investigational treatments in early stage development that target unique conditions. The ultimate outcome, including whether the product will be: (i) fully developed, (ii) approved by the FDA or other regulators, (iii) covered by third-party payors or (iv) profitable for distribution, is highly uncertain. Under certain agreements, the Company may be required to make payments contingent upon the achievement of specific developmental, regulatory, or commercial milestones.

Strategic Acquisitions

We remain very selective when considering any acquisition and pursue only those opportunities that we believe align well with our current organization and strategic plan. We sometimes refer to these opportunities as "bolt on" acquisitions. In being selective, we seek to enter into only those acquisitions that provide us with significant synergies with our existing business, thereby minimizing risks to our core businesses and providing long-term growth opportunities.

During November 2022, Bausch + Lomb acquired Paragon BioTeck, Inc., an eye-care focused drug development company, having a primary emphasis on the early detection of ocular diseases. This acquisition allows Bausch + Lomb to maximize the revenues and margins associated with Paragon's products, for which it had previously had commercialization rights.

During December 2022, Bausch + Lomb acquired Total Titanium Inc., an ophthalmic microsurgical instrument and machined parts manufacturing company. Bausch + Lomb believes that this acquisition is an important step in continuing to expand the surgical portfolio as it provides the opportunity to increase its manufacturing capacity and more specifically bolster its position in the ophthalmic microsurgical instrumentation market.

During January 2023, Bausch + Lomb acquired AcuFocus, Inc. ("AcuFocus"), an ophthalmic medical device company that has delivered breakthrough small aperture intraocular technology to address the diverse unmet needs in eye care. The IC-8® Apthera™ IOL, which was approved by the FDA in July 2022 as the first and only small aperture non-toric EDOF IOL for certain cataract patients who have as much as 1.5 diopters of corneal astigmatism and wish to address presbyopia at the same time. Bausch + Lomb believes the IC-8® Apthera™ EDOF IOL will bolster its surgical portfolio by enhancing the IOL offerings, which is a strategic area of focus for the Company.

Divest Assets to Improve Our Capital Structure and Simplify Our Business

In order to better focus on our core businesses, we continue to evaluate opportunities to simplify our operations and improve our capital structure, including divesting non-core assets in order to narrow the Company's activities to our core businesses where we believe we have an existing and sustainable competitive edge and the ability to generate operational efficiencies. To date, we received approximately $4,100 million in net proceeds from these divestitures, which includes the sale of Amoun Pharmaceutical Company S.A.E. ("Amoun") discussed below.

On July 26, 2021, we completed the sale of Amoun for total gross consideration of approximately $740 million, subject to certain adjustments (the "Amoun Sale"). Amoun manufactures, markets and distributes branded generics of human and animal health products. The Amoun business was part of the International segment (previously included within the former Bausch + Lomb/International segment). Revenues associated with Amoun were $157 million for the period of January 1, 2021 through July 26, 2021 and were $247 million for the year 2020. Following the completion of the Amoun Sale, the Company made aggregate payments of $600 million, to repay $469 million of its June 2025 Term Loan B Facility and $131 million of its November 2025 Term Loan B Facility, using the net proceeds from the Amoun Sale and cash on hand.

We will continue to consider further dispositions of various assets in line with this strategy. While we anticipate that any future divestiture activities will be on non-core assets, consistent with our duties to our shareholders and other stakeholders, we will consider dispositions in core areas that we believe represent attractive opportunities for the Company. See Note 3, "ACQUISITIONS, LICENSING AGREEMENTS AND DIVESTITURE" to our audited Consolidated Financial Statements for additional information.

Resolved Legacy Legal Matters

In 2020 and 2021, we resolved certain of the Company's legacy legal matters originating back to 2015 and prior, including settling the U.S. Securities Litigation (see *"U.S. Securities Litigation - Opt -Out Litigation"* of Note 20, "LEGAL PROCEEDINGS"). The Securities Class Action Settlement resolves the most significant of the Company's remaining legacy legal matters and eliminates a material uncertainty regarding the Company.

Improve Patient Access

Improving patient access to our products, as well as making them more affordable, is a key element of our business strategy.

Patient Access and Pricing Team - We formed the Patient Access and Pricing Team which is committed to maintaining patients ability to access our branded prescription pharmaceutical products. All future pricing actions will be subject to review by the Patient Access and Pricing Team. Future pricing changes and programs could affect the average realized pricing for our products and may have a significant impact on our revenues and profits.

Bausch Health Patient Assistance Program - We are committed to supporting patients through our Patient Assistance Program which offers free medication for patients who meet income and other eligibility criteria. If approved, patients receive their Bausch Health Companies Inc. prescription product(s) at no cost to them for up to one year, and may be able to reapply to the program annually if they continue to meet eligibility requirements and have a valid prescription.

Cash-pay Prescription Program - The cash-pay program was concepted to address the affordability and availability of certain branded dermatology products, when insurers and pharmacy benefit managers are no longer offering those branded prescription pharmaceutical products under their designated pharmacy benefit offerings. This program is currently limited to a select group of our brands and offered through our unique telemedicine platform which allows for patients to choose direct delivery to their home or to use a pharmacy of their choice. This program is designed to connect patients with dermatologists and provide patients both a predictable customer experience and a predictable cost for their dermatology health care needs.

Walgreens Fulfillment Arrangements - In the beginning of 2016, we launched a brand fulfillment arrangement with Walgreen Co. ("Walgreens"). Under the terms of the brand fulfillment arrangement, as amended in July 2019, we made certain dermatology and ophthalmology products available to eligible patients through patient access and co-pay assistance programs at Walgreens U.S. retail pharmacy locations, as well as participating independent retail pharmacies.

Invest in Sustainable Growth Drivers to Position us for Long-Term Growth

We are constantly challenged by the changing dynamics of our industry to innovate and bring new products to market. We have divested certain businesses where we saw limited growth opportunities, so that we can be more aggressive in redirecting our R&D spend and other corporate investments to innovate within our core businesses where we believe we can be most profitable and where we aim to be an industry leader.

We believe that we have a well-established product portfolio that is diversified within our core businesses and provides a sustainable revenue stream to fund our operations. However, our future success is also dependent upon our ability to continually refresh our pipeline, to provide a rotation of product launches that meet new and changing demands and replace other products that have lost momentum. We believe we have a robust pipeline that not only provides for the next generation of our existing products but is also poised to bring new products to market.

Leveraging our Salix Infrastructure - We strongly believe in our GI product portfolio and we have implemented initiatives, including increasing our marketing presence and identifying additional opportunities outside our existing GI portfolio, to further capitalize on the value of the infrastructure we have built around these products to extend our market share.

In the first quarter of 2017, we hired approximately 250 trained and experienced sales force representatives and managers to create, bolster and sustain deep relationships with primary care physicians ("PCP"). With approximately 70% of IBS-D patients initially presenting symptoms to a PCP, we continue to believe that the dedicated PCP sales force is well positioned to reach more patients in need of IBS-D treatment.

Our sales force has been successful in delivering consistent growth in demand for our GI products, demonstrated by our growth in Salix revenues of 33% when comparing 2022 to 2017. We continue to seek ways to bring out further value through leveraging our existing sales force.

Investment in Our Solta Aesthetic Medical Device Business - Next generation Thermage FLX®, a fourth-generation non-invasive treatment option using a radio frequency platform designed to optimize key functional characteristics and improve patient outcomes, has been on sale since 2017 in the U.S., Hong Kong, Japan, Korea, Taiwan, Philippines, Singapore, Indonesia, Malaysia, China, Thailand, Vietnam, Australia and various parts of Europe as part of our Solta aesthetic medical devices portfolio. We plan to continue to expand into other regions, paced by country-specific regulatory registrations. Consistent with our business strategy to continually update and improve our technology, in 2021, we launched, in the U.S., our next generation Clear + Brilliant® *Touch* system which is designed to deliver a customized and more comprehensive treatment protocol by providing patients of all ages and skin types the benefits of two wavelengths. The launch of our next generation Clear + Brilliant® *Touch* system in the U.S. is expected to serve as a foundation for future launches in Asia and Europe.

Reposition the Ortho Dermatologics Business to Generate Additional Value - Our Ortho Dermatologics business continues to work towards improving the treatment options for medical dermatology patients needing topical acne and psoriasis products. We continue to explore additional strategic e-commerce and partnership expansion opportunities which can enable increased accessibility for patients and we continue to invest in our on-market products and evaluate various opportunities for our key medical dermatology pipeline products.

The Ortho Dermatologics business is our medical dermatology business dedicated to the treatment of a range of therapeutic areas, including aesthetics, psoriasis, actinic keratosis, acne, atopic dermatitis, onychomycosis and other dermatoses. As part of our business strategy for the Ortho Dermatologics segment, we continue to look for investments to build out our product portfolios, where we see the greatest opportunities, with a focus on topical gel and lotion products over injectable biologics. We continue to support the use of injectable biologics; however, we believe some patients prefer topical products as an alternative to injectable biologics. Further, as topical products can, in many cases, defer the use of injectable biologics that often come with associated risk/benefit profiles, a topical product is usually readily adopted by payors, is less expensive and can be more cost-effective than injectable biologics. Therefore, we believe topical products represent alternative treatments for physicians, payors and patients, and as the preferred choice of treatment, have the potential to drive greater volumes, generate better margins and potentially be a key contributing factor of our Ortho Dermatologics business.

In support of the complete dermatology portfolio, we continue to take a number of actions that we believe will help our efforts to stabilize our dermatology business. These actions include: (i) building on our brands including Jublia®, Duobrii®, Bryhali®, Arazlo®, Altreno®, and Retin-A® Micro 0.06% to improve and meet today's physician relevance and customer service, (ii) making key investments in our core dermatological products portfolios, (iii) optimizing our go to market strategy by building on our relationships with prescribers of our products to balance our sales portfolio with the business' profitability, (iv) refocusing our operational and promotional resources and (v) improving patient access to our Ortho Dermatologics products through our cash-pay prescription program previously discussed. In addition, in support of our established acne product portfolio we also have a unique project in our pipeline, IDP-126, which is an acne product with a fixed combination of benzoyl

peroxide, clindamycin phosphate and adapalene. We filed an NDA for IDP-126 in December 2022, and if approved by the FDA, we believe this product will further innovate and advance the treatment of acne.

Business Trends

In addition to the actions previously outlined, the events described below have affected and may affect our business trends. The matters discussed in this section contain Forward-Looking Statements. Please see "Forward-Looking Statements" for additional information.

Russia-Ukraine War

In February 2022, Russia invaded Ukraine. As military activity and sanctions against Russia, Belarus and specific areas of Ukraine have continued, the war has increasingly affected economic and global financial markets and exacerbated ongoing economic challenges, including issues such as rising inflation and global supply-chain disruption.

Our revenues attributable to Russia, Ukraine and Belarus for 2022, 2021 and 2020, were as follows:

(in millions)	**2022**	**2021**	**2020**
Russia	$ 181	$ 160	$ 137
Ukraine	7	16	19
Belarus	9	9	8

As the geopolitical situation in Eastern Europe continues to intensify, political events and sanctions are continually changing, and we continue to assess the impact that the Russia-Ukraine war has had and will have on our businesses. These impacts may include but are not limited to: (i) interruptions or stoppage of production, (ii) damage or loss of inventories, (iii) supply-chain and product distribution disruptions in Eastern Europe, (iv) volatility in commodity prices and currencies, (v) disruption in banking systems and capital markets, (vi) reductions in sales and earnings of business in affected areas, (vii) increased costs and (viii) cyberattacks.

To date, these challenges have not yet had a material impact on our operations; however, we anticipate that the ongoing conflict in this region and the sanctions and other actions by the global community in response will continue to affect our ability to conduct business with customers and vendors in this region. For example, we expect to experience further disruption and delays in the supply of our products to our customers in Russia, Belarus and Ukraine. We may also experience further decreased demand for our products in these countries as a result of the conflict. In addition, we expect to experience difficulties in collecting receivables from such customers. If we continue to be hampered in our ability to conduct business with new or existing customers and vendors in this region, our business, and operations, including our revenues, profitability and cash flows, could be adversely impacted. Furthermore, if the sanctions and other retaliatory measures imposed by the global community change, we may be required to cease or suspend our operations in the region or, should the conflict worsen, we may voluntarily elect to do so. We cannot provide assurance that current sanctions or potential future changes in these sanctions or other measures will not have a material impact on our operations in Russia, Belarus and Ukraine. The disruption to or suspension of our business and operations in Russia, Belarus and Ukraine may have a material adverse impact on our business, financial condition, cash flows and results of operations. We will continue to monitor the impacts of the Russia-Ukraine war on macroeconomic conditions and continually assess the effect these matters may have on our businesses.

Impacts of COVID-19 Pandemic

The unprecedented nature of the COVID-19 pandemic has, and continues to, adversely impact the global economy. The COVID-19 pandemic and the reactions of governments, private sector participants and the public in an effort to contain the spread of the COVID-19 virus and/or address its impacts have had significant direct and indirect effects on businesses and commerce. This includes, but is not limited to, disruption to supply chains, employee base and transactional activity, facility closures and production suspensions. We believe we responded quickly to these and other human and commercial challenges brought on by the COVID-19 pandemic and that our actions allowed us to: (i) maintain a reliable supply of our products, (ii) protect the health, safety and well-being of our employees, (iii) reduce operating expenses and preserve cash through profit protection measures initiated in response to the COVID-19 pandemic, (iv) limit the disruptions to our product development pipeline and (v) ensure affordability of and access to our products. We will continue to monitor the impacts of the COVID-19 pandemic and related responses from governments and private sector participants on the Company, our customers, supply chain, third-party suppliers, project development timelines, costs, revenue, margins, liquidity and financial condition and our planned actions and responses to this pandemic.

The outbreak of the omicron variant in China in 2022 resulted in government enforced lockdowns and other social restrictions, which impacted our ability to conduct business as usual in certain regions in China, particularly Shanghai. The

lockdowns in China have impacted the demand for certain products, particularly our consumer, vision care and Solta products, as shelter in place orders limit the demand and need for the use of contact lenses and related products as well as for aesthetic medical treatments. Our revenues in China for 2022 and 2021 were $413 million and $490 million, respectively, a decrease of $77 million and, in part, reflects the impact of the surge of the omicron variant in China. During the third quarter of 2022, the impact on our revenues from the headwinds from China's COVID-19 policies and lockdowns that we saw during the first half of 2022 began to normalize and we began to see growth in volumes in this region. Additionally, government enforced lockdowns have caused certain businesses to suspend operations, creating distribution and other logistic issues for the distribution of our products and the sourcing for a limited number of raw materials. Through the date of this filing, we have dealt with these issues in China with only a minimal impact on our manufacturing and distribution processes. However, as the impacts of global reaction to the COVID-19 pandemic remains a fluid situation, we continue to monitor the impacts on our businesses of the COVID-19 virus and variant and subvariant strains thereof in order to timely address new issues if and when they arise.

For a further discussion of these and other COVID-19 related risks, see Item 1A. "Risk Factors— Risks Relating to COVID-19" of this Form 10-K.

Inflation Reduction Act

In August 2022, the Inflation Reduction Act (the ("IRA") was signed into law, which includes implementation of a new corporate alternative minimum tax ("CAMT"), among other provisions. The CAMT imposes a minimum tax on the adjusted financial statement income ("AFSI") for "applicable corporations" with average annual AFSI over a three-year period in excess of $1 billion. A corporation that is a member of a foreign-parented multinational group, as defined, must include the AFSI (with certain modifications) of all members of the group in applying the $1 billion test, but would only be subject to CAMT if the three-year average AFSI of its U.S. members, US trades or business of foreign group members that are not subsidiaries of U.S. members, and foreign subsidiaries of U.S. members exceeds $100 million.

The IRA also made significant changes to how drugs are covered and paid for under the Medicare program, including imposing financial penalties if drug prices are increased at a rate faster than inflation, redesigning Medicare Part D benefits to shift a greater portion of the costs to manufacturers and allowing the U.S. government to set prices for certain drugs in Medicare. We continue to evaluate the impact of the IRA legislation on our results of operations and it is possible that these changes may result in a material impact on our business and results of operations.

Global Minimum Corporate Tax Rate

On October 8, 2021, the Organisation for Economic Co-operation and Development ("OECD")/G20 inclusive framework on Base Erosion and Profit Shifting (the "Inclusive Framework") published a statement updating and finalizing the key components of a two-pillar plan on global tax reform originally agreed on July 1, 2021, and a timetable for implementation by 2023. The timetable for implementation has since been extended to 2024. The Inclusive Framework plan has now been agreed to by 141 OECD members, including several countries which did not agree to the initial plan. Under pillar one, a portion of the residual profits of multinational businesses with global turnover above €20 billion and a profit margin above 10% will be allocated to market countries where such allocated profits would be taxed. Under pillar two, the Inclusive Framework has agreed on a global minimum corporate tax rate of 15% for companies with revenue above €750 million, calculated on a country-by-country basis. On October 30, 2021, the G20 formally endorsed the new global minimum corporate tax rate rules. The Inclusive Framework agreement must now be implemented by the OECD Members who have agreed to the plan, effective in 2024. On December 13, 2022, the European Union member states unanimously adopted the directive to implement pillar two rules. According to the directive, the member states are expected to enact pillar two rules into domestic law in 2023, with certain elements becoming effective for fiscal years beginning on or after December 31, 2023. The OECD has published model rules and other guidance with respect to pillar two, which are generally consistent with the agreement reached by the Inclusive Framework in October 2021. On February 1, 2023, the Inclusive Framework released a package of technical and administrative guidance on the implementation of pillar two, including the scope of companies that will be subject to the Global Anti-Base Erosion Rules, transition rules, and guidance on domestic minimum taxes that countries may choose to adopt, among other topics. We will continue to monitor the implementation of the Inclusive Framework agreement by the countries in which we operate. While we are unable to predict when and how the Inclusive Framework agreement will be enacted into law in these countries, it is possible that the implementation of the Inclusive Framework agreement, including the global minimum corporate tax rate, could have a material effect on our liability for corporate taxes and our consolidated effective tax rate. On February 1, 2023, the US. Financial Accounting Standards Board indicated that they believe the minimum tax imposed under pillar two is an alternative minimum tax, and, accordingly, deferred tax assets and liabilities associated with the minimum tax would not be recognized or adjusted for the estimated future effects of the minimum tax but would be recognized in the period incurred. On April 19, 2021, the Canadian federal government delivered its 2021 budget which contained proposed measures related to limitations on interest deductibility and changes in relation to international taxation. Draft legislative proposals pertaining to interest deductibility were initially released for public comment on February 4, 2022, with revised legislative proposals subsequently released on November 3, 2022. The proposed rules on interest deductibility are expected to be effective no earlier than January 1, 2024. The proposed rules and their application are complex and could have a material adverse impact on our consolidated effective tax rate and financial results in future years if enacted as drafted.

We will continue to monitor the implementation of the Inclusive Framework agreement by the countries in which we operate. Although we are unable to predict when and how the Inclusive Framework agreement will be enacted into law in these countries, it is possible that the implementation of the Inclusive Framework agreement, including the global minimum corporate tax rate, could have a material effect on our liability for corporate taxes and our consolidated effective tax rate. On February 1, 2023, the U.S. Financial Accounting Standards Board indicated that they believe the minimum tax imposed under pillar two is an alternative minimum tax, and, accordingly, deferred tax assets and liabilities associated with the minimum tax would not be recognized or adjusted for the estimated future effects of the minimum tax but would be recognized in the period incurred.

Health Care Reform

The U.S. federal and state governments continue to propose and pass legislation designed to regulate the health care industry. Many of these changes focus on health care cost containment, which result in pricing pressures relating to the sales and reimbursements of healthcare products. The Biden Administration and Congress continue to focus on health care cost containment which could result in legislative and regulatory changes.

In addition, we continue to face various proposed health care pricing changes and regulations from governments throughout the world in locations in which we operate our business. These proposed changes may also continue to result in pricing pressures relating to sales, promotions and reimbursement of our product portfolio.

We continually review newly enacted and proposed U.S. federal and state legislation, as well as proposed rule making and guidance published by the U.S. Department of Health and Human Services, the FDA, and applicable foreign governments in locations in which we operate; however, at this time, it is unclear the effect these matters may have on our businesses.

Generic Competition and Loss of Exclusivity

Certain of our products face the expiration of their patent or regulatory exclusivity in 2023 or in later years, following which we anticipate generic competition of these products. In addition, in certain cases, as a result of negotiated settlements of some of our patent infringement proceedings against generic competitors, we have granted licenses to such generic companies,

which will permit them to enter the market with their generic products prior to the expiration of our applicable patent or regulatory exclusivity. Finally, for certain of our products that lost patent or regulatory exclusivity in prior years, we anticipate that generic competitors may launch in 2023 or in later years. Following a loss of exclusivity ("LOE") of and/or generic competition for a product, we would anticipate that product sales for such product would decrease significantly shortly following the LOE or entry of a generic competitor. Where we have the rights, we may elect to launch an authorized generic ("AG") of such product (either ourselves or through a third-party) prior to, upon or following generic entry, which may mitigate the anticipated decrease in product sales; however, even with launch of an authorized generic, the decline in product sales of such product would still be expected to be significant, and the effect on our future revenues could be material.

A number of our products already face generic competition. Prior to and during 2021, in the U.S., these products include, among others, Ammonul®, Apriso®, Benzaclin®, Bepreve®, Bupap®, Cuprimine®, Demser®, Edecrin®, Elidel®, Glumetza®, Istalol®, Isuprel®, Locoid® Lotion, Lotemax® Gel, Lotemax® Suspension, Mephyton®, Migranal®, MoviPrep®, Nitropress®, Solodyn®, Syprine®, Timoptic® in Ocudose®, Uceris® Tablet, Virazole®, Wellbutrin XL®, Xenazine®, Zegerid® and Zovirax® cream. In Canada, these products include, among others, Glumetza®, Wellbutrin® XL and Zovirax® ointment.

2022 LOE Branded Products - Branded products that began facing generic competition in the U.S. during 2022 included Lotemax® Gel, Bepreve®, Targretin® Gel and Clindagel®. We believe the entry into the market of generic competition generally would have an adverse impact on the volume and/or pricing of the affected products, however we are unable to predict the magnitude or timing of this impact.

2023 through 2027 LOE Branded Products - Based on current patent expiration dates, settlement agreements and/or competitive information, we have identified branded products that we believe could begin facing potential LOE and/or generic competition in the U.S. during the years 2023 through 2027. These products and year of expected LOE include, but are not limited to, Aplenzin® (2026), Bryhali® (2026), Noritate® (2023), Onexton® (2023), Prolensa® (2023) and Xerese® (2023). These dates may change based on, among other things, successful challenge to our patents, settlement of existing or future patent litigation and at-risk generic launches. We believe the entry into the market of generic competition generally would have an adverse impact on the volume and/or pricing of the affected products, however we are unable to predict the magnitude or timing of this impact.

In addition, for a number of our products (including Xifaxan® 550 mg, Arazlo®, Colazal®, Duobrii®, Trulance®, and Lumify® in the U.S. and Jublia® in Canada), we have commenced (or anticipate commencing) and have (or may have) ongoing infringement proceedings against potential generic competitors in the U.S. and Canada. If we are not successful in these proceedings, we may face increased generic competition for these products.

See Note 20, "LEGAL PROCEEDINGS" to our audited Consolidated Financial Statements for further details regarding certain infringement proceedings.

The risks of generic competition are a fact of the health care industry and are not specific to our operations or product portfolio. These risks are not avoidable, but we believe they are manageable. To manage these risks, our leadership team continually evaluates the impact that generic competition may have on future profitability and operations. In addition to aggressively defending the Company's patents and other intellectual property, our leadership team makes operational and investment decisions regarding these products and businesses at risk, not the least of which are decisions regarding our pipeline. Our leadership team actively manages the Company's pipeline in order to identify innovative and realizable projects aligned with our core businesses that are expected to provide incremental and sustainable revenues and growth into the future. We believe that our current pipeline is strong enough to meet these objectives and provide future sources of revenues, in our core businesses, sufficient enough to sustain our growth and corporate health as other products in our established portfolio face generic competition and lose momentum.

We believe that we have a well-established product portfolio that is diversified within our core businesses. We also believe that we have a robust pipeline that not only provides for the next generation of our existing products, but also brings new solutions into the market.

See Item 1A. "Risk Factors" of this Form 10-K for additional information on our competition risks.

FINANCIAL PERFORMANCE HIGHLIGHTS

The following table provides financial performance highlights for each of the last three years:

| (in millions, except per share data) | Years Ended December 31, | | | Change | |
	2022	2021	2020	2021 to 2022	2020 to 2021
Revenues	$ 8,124	$ 8,434	$ 8,027	$ (310)	$ 407
Operating income	$ 454	$ 450	$ 676	$ 4	$ (226)
Loss before income taxes	$ (129)	$ (1,024)	$ (934)	$ 895	$ (90)
Net loss	$ (212)	$ (937)	$ (559)	$ 725	$ (378)
Net loss attributable to Bausch Health Companies Inc.	$ (225)	$ (948)	$ (560)	$ 723	$ (388)
Loss per share attributable to Bausch Health Companies Inc.					
Basic and Diluted	$ (0.62)	$ (2.64)	$ (1.58)	$ 2.02	$ (1.06)

Financial Performance

Summary of 2022 Compared with 2021

Revenues for 2022 and 2021 were $8,124 million and $8,434 million, respectively, a decrease of $310 million, or 4%. The decrease was primarily driven by: (i) the unfavorable impact of foreign currencies, (ii) the impact of our divestiture of Amoun on July 26, 2021 and (iii) a decrease in volumes primarily attributable to our Diversified Products and Salix segments partially offset by the increase in volumes in our Bausch + Lomb and International segments. These decreases were partially offset by an increase in net realized pricing, primarily in our Salix, Bausch + Lomb and International segments. The changes in our segment revenues and segment profits are discussed in further detail in the subsequent section titled "Reportable Segment Revenues and Profits".

Operating income was $454 million and $450 million for 2022 and 2021, respectively, an increase in our operating results of $4 million which reflects, among other factors:

- a decrease in contribution (product sales revenue less cost of goods sold, exclusive of amortization and impairments of intangible assets) of $271 million. The decrease was primarily driven by: (i) the unfavorable impact of foreign currencies, (ii) the impact of our divestiture of Amoun on July 26, 2021 and (iii) the decrease in volumes, as previously discussed, partially offset by the increase in net realized pricing;

- an increase in Selling, general, and administrative ("SG&A") expenses of $1 million;

- an increase in R&D of $64 million primarily attributable to lower R&D spend in 2021, as certain R&D activities and clinical trials which were suspended in response to the COVID-19 pandemic and did not normalize until later in 2021;

- a decrease in Amortization of intangible assets of $160 million primarily attributable to fully amortized intangible assets no longer being amortized in 2022;

- an increase in Goodwill impairments of $355 million as we recognized impairments of $824 million and $469 million for 2022 and 2021, respectively, associated with our Neurology and Other and Ortho Dermatologics reporting units;

- a decrease in Asset impairments, including loss on assets held for sale of $219 million, primarily attributable to adjustments to the loss on assets held for sale in connection with the Amoun Sale during 2021; and

- a favorable change in Other expense, net of $338 million, primarily attributable: (i) to higher adjustments related to the settlements of certain litigation matters during 2021 and (ii) the loss on the completion of the Amoun Sale 2021, partially offset by insurance recoveries related to certain litigation matters.

Operating income was $454 million and $450 million for 2022 and 2021, respectively, and includes non-cash charges for Depreciation and amortization of intangible assets of $1,394 million and $1,552 million, Asset impairments, including loss on assets held for sale of $15 million and $234 million, Goodwill impairments of $824 million and $469 million and Share-based compensation of $126 million and $128 million for 2022 and 2021, respectively.

Our Loss before income taxes for 2022 and 2021 was $129 million and $1,024 million, respectively, a decrease in our loss of $895 million. This was primarily attributable to: (i) the favorable change in Gain (loss) on extinguishment of debt of $937 million primarily driven by the Exchange Offer and open market repurchases of senior notes and (ii) the increase in our

operating results of $4 million, partially offset by: (i) an increase in Interest expense of $38 million and (ii) an unfavorable net change in Foreign exchange and other of $15 million.

Net loss attributable to Bausch Health for 2022 and 2021 was $225 million and $948 million, respectively, a decrease in our loss of $723 million. This was primarily due to the decrease in our Loss before income taxes of $895 million, as previously discussed, partially offset by the unfavorable change in our provision for income taxes of $170 million.

Summary of 2021 Compared with 2020

Revenues for 2021 and 2020 were $8,434 million and $8,027 million, respectively, an increase of $407 million, or 5%. The increase was primarily driven by: (i) a net increase in volumes and (ii) the favorable impact of foreign currencies, primarily in Europe, Asia and Canada. These increases were partially offset by: (i) our divestiture of Amoun on July 26, 2021 and (ii) a decrease in net realized pricing. The net increase in volumes was primarily due to the positive impacts from the recovery from the COVID-19 pandemic and the easing of certain social restrictions, as previously discussed, primarily during the three months ended June 30, 2021, partially offset by the impact of the loss of exclusivity of certain products. The changes in our segment revenues and segment profits are discussed in further detail in the subsequent section titled "Reportable Segment Revenues and Profits".

Operating income was $450 million and $676 million for 2021 and 2020, respectively, a decrease in our operating results of $226 million which reflects, among other factors:

- an increase in contribution (product sales revenue less cost of goods sold, exclusive of amortization and impairments of intangible assets) of $259 million. The increase was primarily driven by: (i) the increase in volumes, as previously discussed, and (ii) the favorable impact of foreign currencies, partially offset by: (i) the impact of our divestiture of Amoun on July 26, 2021 and (ii) the decrease in net realized pricing;

- an increase in SG&A expenses of $257 million, primarily attributable to: (i) the impacts of the non-recurrence of certain profit protection measures taken in 2020 to manage and reduce operating expenses during the COVID-19 pandemic, as previously discussed, (ii) Separation-related and IPO-related costs incurred in 2021 and (iii) the impact of foreign currencies;

- an increase in R&D of $13 million primarily attributable to the non-recurrence of the temporary suspension in certain R&D activities and clinical trials in 2020, partially offset by a rebalancing of our portfolio within the Ortho Dermatologics business;

- a decrease in Amortization of intangible assets of $270 million primarily attributable to fully amortized intangible assets no longer being amortized in 2021;

- Goodwill impairments of $469 million related to the impairment to the goodwill of the Ortho Dermatologics reporting unit during the three months ended March 31, 2021 as a result of revised forecasts due to: (i) certain products that continued to experience longer launch cycles than originally anticipated, in part due to COVID-19 pandemic factors, and (ii) other changes to its product pipeline;

- an increase in Asset impairments, including loss on assets held for sale of $120 million, primarily attributable to: (i) higher impairments to certain products and (ii) additional losses during 2021 related to assets classified as held for sale; and

- a decrease in Other expense, net of $129 million, primarily attributable: (i) higher insurance recoveries related to certain litigation matters in 2021 as compared to 2020 and (ii) decreases in charges for Acquisition-related contingent consideration and Acquired in-process research and development costs.

Operating income was $450 million and $676 million for 2021 and 2020, respectively, and includes non-cash charges for Depreciation and amortization of intangible assets of $1,552 million and $1,825 million, Asset impairments, including loss on assets held for sale of $234 million and $114 million, Goodwill impairments of $469 million and $0 and Share-based compensation of $128 million and $105 million for 2021 and 2020, respectively.

Our Loss before income taxes for 2021 and 2020 was $1,024 million and $934 million, respectively, an increase in our Loss before income taxes of $90 million. The increase in our Loss before income taxes is primarily attributable to the decrease in our operating results of $226 million, as previously discussed, partially offset by: (i) a decrease in Interest expense of $108 million and (ii) the favorable net change in Foreign exchange and other of $37 million.

Net loss attributable to Bausch Health Companies Inc. for 2021 and 2020 was $948 million and $560 million, respectively, an increase in our loss of $388 million. This was primarily due to: (i) a decrease in the Benefit from income taxes

of $288 million, primarily attributable to the release of a portion of our valuation allowance against deferred tax assets in 2020 and (ii) the increase in Loss before income taxes of $90 million, as previously discussed.

RESULTS OF OPERATIONS

Our results for the years 2022, 2021 and 2020 were as follows:

| (in millions) | Years Ended December 31, | | | Change | |
	2022	2021	2020	2021 to 2022	2020 to 2021
Revenues					
Product sales	$ 8,046	$ 8,342	$ 7,924	$ (296)	$ 418
Other revenues	78	92	103	(14)	(11)
	8,124	8,434	8,027	(310)	407
Expenses					
Cost of goods sold (excluding amortization and impairments of intangible assets)	2,336	2,361	2,202	(25)	159
Cost of other revenues	28	33	47	(5)	(14)
Selling, general and administrative	2,625	2,624	2,367	1	257
Research and development	529	465	452	64	13
Amortization of intangible assets	1,215	1,375	1,645	(160)	(270)
Goodwill impairments	824	469	—	355	469
Asset impairments, including loss on assets held for sale	15	234	114	(219)	120
Restructuring, integration, separation and IPO costs	63	50	22	13	28
Other expense, net	35	373	502	(338)	(129)
	7,670	7,984	7,351	(314)	633
Operating income	454	450	676	4	(226)
Interest income	14	7	13	7	(6)
Interest expense	(1,464)	(1,426)	(1,534)	(38)	108
Gain (loss) on extinguishment of debt	875	(62)	(59)	937	(3)
Foreign exchange and other	(8)	7	(30)	(15)	37
Loss before income taxes	(129)	(1,024)	(934)	895	(90)
(Provision for) benefit from income taxes	(83)	87	375	(170)	(288)
Net loss	(212)	(937)	(559)	725	(378)
Net income attributable to noncontrolling interest	(13)	(11)	(1)	(2)	(10)
Net loss attributable to Bausch Health Companies Inc.	$ (225)	$ (948)	$ (560)	$ 723	$ (388)

A detailed discussion of the year-over-year changes of the Company's 2021 results compared with that of 2020 can be found under "Management's Discussion and Analysis of Financial Condition and Results of Operations with Retrospective Segment Changes of the 2021 Form 10-K" in Exhibit 99.1 of our Form 8-K filed on May 10, 2022.

2022 Compared with 2021

Revenues

The Company's revenues are primarily generated from product sales, principally in the therapeutic areas of GI, dermatology and eye health, that consist of: (i) branded pharmaceuticals, (ii) generic and branded generic pharmaceuticals, (iii) OTC products and (iv) medical devices (contact lenses, intraocular lenses, ophthalmic surgical equipment and aesthetic medical devices). Other revenues include alliance and service revenue from the licensing and co-promotion of products and contract service revenue primarily in the areas of dermatology and topical medication. Contract service revenue is derived primarily from contract manufacturing for third parties and is not material. See Note 22, "SEGMENT INFORMATION" to our audited Consolidated Financial Statements for the disaggregation of revenues which depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by the economic factors of each category of customer contracts.

Our revenues were $8,124 million and $8,434 million for 2022 and 2021, respectively, a decrease of $310 million, or 4%. The decrease was due to: (i) the unfavorable impact of foreign currencies of $264 million primarily in Europe and Asia, (ii) the impact of divestitures and discontinuations of $178 million, primarily attributable to our divestiture of Amoun on July 26, 2021 and (iii) a decrease in volumes of $88 million primarily in our Diversified, Salix and Solta segments partially offset by an increase in volumes in our Bausch + Lomb and International segments. These decreases were partially offset by an increase in net realized pricing of $220 million, primarily in our Salix, Bausch + Lomb and International segments.

The changes in our segment revenues and segment profits, including the impacts of COVID-19 pandemic related matters, are discussed in further detail in the respective subsequent section " — Reportable Segment Revenues and Profits".

Cash Discounts and Allowances, Chargebacks and Distribution Fees

As is customary in the pharmaceutical industry, gross product sales are subject to a variety of deductions in arriving at net product sales. Provisions for these deductions are recognized concurrently with the recognition of gross product sales. These provisions include cash discounts and allowances, chargebacks and distribution fees, which are paid or credited to direct customers, as well as rebates and returns, which can be paid or credited to direct and indirect customers. As more fully discussed in Note 2, "SIGNIFICANT ACCOUNTING POLICIES" to our audited Consolidated Financial Statements, the Company continually monitors the provisions for these deductions and evaluates the estimates used as additional information becomes available. Price appreciation credits are generated when we increase a product's wholesaler acquisition cost ("WAC") under our contracts with certain wholesalers. Under such contracts, we are entitled to credits from such wholesalers for the impact of that WAC increase on inventory on hand at the wholesalers. In wholesaler contracts, such credits are offset against the total distribution service fees we pay on all of our products to each such wholesaler. In addition, some payor contracts require discounting if a price increase or series of price increases in a contract period exceeds a negotiated threshold. Provision balances relating to amounts payable to direct customers are netted against trade receivables and balances relating to indirect customers are included in accrued liabilities.

We actively manage these offerings, focusing on the incremental costs of our patient assistance programs, the level of discounting to non-retail accounts and identifying opportunities to minimize product returns. We also concentrate on managing our relationships with our payors and wholesalers, reviewing the ranges of our offerings and being disciplined as to the amount and type of incentives we negotiate.

Provisions recorded to reduce gross product sales to net product sales and revenues for 2022 and 2021 were as follows:

	Years Ended December 31,			
	2022		**2021**	
(in millions)	**Amount**	**Pct.**	**Amount**	**Pct.**
Gross product sales	$ 13,615	100.0 %	$ 13,770	100.0 %
Provisions to reduce gross product sales to net product sales				
Discounts and allowances	571	4.2 %	625	4.5 %
Returns	131	1.0 %	131	1.0 %
Rebates	2,586	19.0 %	2,462	17.9 %
Chargebacks	2,063	15.1 %	1,999	14.5 %
Distribution service fees	218	1.6 %	211	1.5 %
	5,569	40.9 %	5,428	39.4 %
Net product sales	$ 8,046	59.1 %	$ 8,342	60.6 %

Discounts and allowances, returns, rebates, chargebacks and distribution service fees as a percentage of gross product sales were 40.9% and 39.4% in 2022 and 2021, respectively, an increase of 1.5% percentage points and includes:

- discounts and allowances as a percentage of gross product sales were lower primarily due to lower gross product sales for certain generic products such as Glumetza® AG and Apriso® AG and lower discount rates for certain other generic products, such as Uceris® AG, Migranal® AG and Elidel® AG;

- returns as a percentage of gross product sales was unchanged as: (i) the result of the Company's improving return experience and (ii) the favorable year over year impact due to the recall of certain Bausch + Lomb consumer products as a result of a quality issue at a third-party supplier during the three months ended June 30, 2021, as discussed below, were offset by increases in our International segment of approximately $11 million during the three months ended June 30, 2022, to reflect a change in estimated future returns in one market, driven by lower estimated demand following the easing of local COVID-19 lockdown restrictions and a change of distributors. Included in the product returns provision for 2022 and 2021 are reductions in variable consideration for sales returns related to past sales of approximately $21 million and $28 million, respectively. Further, we estimate that a 1% change in our return experience would have impacted our pre-tax earnings by approximately $97 million for the year 2022. See Note 2, "SIGNIFICANT ACCOUNTING POLICIES" to our audited Consolidated Financial Statements regarding further details related to product sales provisions;

- rebates as a percentage of gross product sales were higher primarily due the impact of an increase in gross product sales of certain branded products with higher rebate rates, such as Jublia®, Xifaxan®, Aplenzin® and Trulance®, partially offset by lower gross product sales and lower rebate rates for certain branded products such as Wellbutrin®, Retin-A® Microsphere .06% and Retin-A® Microsphere .08%. We estimate that a 1% change in our estimated rates used in determining the Medicaid rebate reserve would have impacted our pre-tax earnings by approximately $83 million for 2022;

- chargebacks as a percentage of gross product sales were higher primarily due the impact of an increase in gross product sales of certain branded products with higher chargeback rates for certain branded products such as Glumetza® SLX, Xifaxan® and Trulance®, partially offset by lower gross product sales for certain generic products such as Glumetza® AG, Apriso® AG and Targretin® AG and by lower chargeback rates and gross product sales for certain branded products such as Mysoline® and Ativan®; and

- distribution service fees as a percentage of gross product sales were higher primarily due to higher gross product sales of Xifaxan®. Price appreciation credits were $10 million and $17 million for 2022 and 2021, respectively.

Operating Expenses

Cost of Goods Sold (excluding amortization and impairments of intangible assets)

Cost of goods sold primarily includes: manufacturing and packaging; the cost of products we purchase from third parties; royalty payments we make to third parties; depreciation of manufacturing facilities and equipment; and lower of cost or net realizable value adjustments to inventories. Cost of goods sold typically vary between periods as a result of product mix, volume, royalties, changes in foreign currency and inflation. Cost of goods sold excludes the amortization and impairments of intangible assets.

Cost of goods sold was $2,336 million and $2,361 million for 2022 and 2021, respectively, a decrease of $25 million, or 1%. The decrease was primarily driven by: (i) the impact of the divestiture of Amoun on July 26, 2021 and (ii) the favorable impact of foreign currencies, partially offset by increase in volumes and higher manufacturing variances, driven by inflationary pressures related to certain manufacturing costs.

In 2021, Bausch + Lomb Incorporated ("B&L Inc.") was notified by a third-party supplier of sterilization services for its lens care solution bottles and caps at its Milan, Italy facility, of inconsistencies in the sterilization data versus certificates of conformance previously submitted to B&L Inc. by that supplier. Based on B&L Inc.'s internal Health and Safety Analysis, it was determined that this issue did not affect the safety or performance of any of its products and was limited to a specific number of lots for certain Consumer products within our Bausch + Lomb segment. However, out of an abundance of caution and working with the appropriate notified body and responsible health authorities, B&L Inc. has contained and/or recalled down to the consumer level the limited number of affected lots of products resulting in $8 million of manufacturing variances and $6 million of returns.

Cost of goods sold as a percentage of Product sales revenue was 29.0% and 28.3% for 2022 and 2021, respectively, an increase of 0.7 percentage points primarily attributable to: (i) higher manufacturing variances and (ii) year-over-year changes in product mix.

Selling, General and Administrative Expenses

SG&A expenses primarily include: employee compensation associated with sales and marketing, finance, legal, information technology, human resources and other administrative functions; certain outside legal fees and consultancy costs; product promotion expenses; overhead and occupancy costs; depreciation of corporate facilities and equipment; separation-related and IPO-related costs; and other general and administrative costs. The Company has incurred, and will incur, Separation-related and IPO-related costs which are incremental costs indirectly related to the B+L Separation and, for 2022 and 2021, has incurred costs associated with the suspended Solta IPO. Separation-related and IPO-related costs include, but are not limited to: (i) IT infrastructure and software licensing costs, (ii) rebranding costs, (iii) costs associated with facility relocation and/or modification and (iv) costs to operating two public companies as a result of the B+L IPO.

SG&A expenses were $2,625 million and $2,624 million for 2022 and 2021, respectively, an increase of $1 million. The increase was primarily attributable to: (i) higher selling expenses, primarily related to freight and (ii) higher compensation expenses partially offset by: (i) the favorable impact of foreign currencies, (ii) the impact of our divestiture of Amoun on July 26, 2021 and (iii) lower Separation-related and IPO-related costs.

Research and Development Expenses

Included in Research and development are costs related to our product development and quality assurance programs. Expenses related to product development include: employee compensation costs; overhead and occupancy costs; depreciation of research and development facilities and equipment; clinical trial costs; clinical manufacturing and scale-up costs; and other third-party development costs. Quality assurance are the costs incurred to meet evolving customer and regulatory standards and include: employee compensation costs; overhead and occupancy costs; amortization of software; and other third-party costs.

R&D expenses were $529 million and $465 million for 2022 and 2021, respectively, an increase of $64 million, or 14%. The increase was primarily attributable to: (i) the result of lower R&D spend in early 2021 as certain R&D activities and clinical trials which were suspended in response to the COVID-19 pandemic and did not normalize until later in 2021, as previously discussed, and (ii) higher spend on certain Solta and Bausch + Lomb projects. R&D expenses as a percentage of Product sales were approximately 7% and 6% for 2022 and 2021, respectively.

Amortization of Intangible Assets

Intangible assets with finite lives are amortized using the straight-line method over their estimated useful lives, generally 1 to 20 years. Management continually assesses the useful lives related to the Company's long-lived assets to reflect the most current assumptions.

Amortization of intangible assets was $1,215 million and $1,375 million for 2022 and 2021, respectively, a decrease of $160 million, or 12%. The decrease was primarily attributable to fully amortized intangible assets no longer being amortized in 2022.

See Note 8, "INTANGIBLE ASSETS AND GOODWILL" to our audited Consolidated Financial Statements for further details related to our intangible assets.

Goodwill Impairments

Goodwill is not amortized but is tested for impairment at least annually at the reporting unit level. An interim goodwill impairment test in advance of the annual impairment assessment may be required if events occur that indicate an impairment might be present. A reporting unit is the same as, or one level below, an operating segment. We test reporting units for impairment by comparing the estimated fair value of each reporting unit with its carrying amount. If the carrying amount of a reporting unit exceeds its estimated fair value, we record an impairment based on the difference between fair value and carrying amount of the reporting unit as a reduction to goodwill. The fair value of a reporting unit refers to the price that would be received to sell the reporting unit in an orderly transaction between market participants. We estimate the fair values of our reporting units using a discounted cash flow model, which utilizes Level 3 unobservable inputs.

Goodwill impairments were $824 million and $469 million for 2022 and 2021, respectively.

<u>2022</u>

Ortho Dermatologics

During the second quarter of 2022, increases in interest rates and, to a lesser extent, higher than expected inflation in the U.S. and other macroeconomic factors impacted key assumptions used to value the Ortho Dermatologics reporting unit at March 31, 2022 (the last time goodwill of the Ortho Dermatologics reporting unit was tested). As a result of these market conditions and given the reporting unit's limited headroom, goodwill for our Ortho Dermatologics reporting unit was impaired

during the three month period ended June 30, 2022 reflecting our best estimate at that time of the outlook and risks of this business. Based on the quantitative fair value testing performed as of June 30, 2022, an $83 million impairment to the goodwill of the Ortho Dermatologics reporting unit was recognized. As a result, there was zero headroom in the Ortho Dermatologics reporting unit as of June 30, 2022.

During the third quarter of 2022, the Company continued to monitor the market conditions impacting the Ortho Dermatologics reporting unit. Continued increases in interest rates and, to a lesser extent, higher than expected inflation in the U.S. and other macroeconomic factors impacted key assumptions used to value the Ortho Dermatologics reporting unit at June 30, 2022. As a result of these market conditions and given there was no headroom as a result of the impairment to goodwill in the previous quarter, goodwill for our Ortho Dermatologics reporting unit was impaired during the three month period ended September 30, 2022, reflecting our best estimate at that time of the outlook and risks of this business. Based on the quantitative fair value testing performed as of September 30, 2022, a $119 million impairment to the goodwill of the Ortho Dermatologics reporting unit was recognized.

Neurology and Other

The Neurology and Other reporting unit operates in the United States, where shifting market dynamics, including changes in payer demands (such as pharmaceutical market access and contractual pricing), health care legislation, and other regulations are contributing to increasing pressure for the reduction of healthcare costs, through both pricing of pharmaceutical products and/or directing patients to lower cost unbranded generic products. This includes recent changes related to pharmaceutical pricing by the Federal government, including the passage of the IRA in August 2022 and, effective in 2024, changes to Medicaid rebate caps (passed as part of the American Rescue Plan Act of 2021). The nature of the Neurology and Other reporting unit's product portfolio, which includes branded generic pharmaceuticals, is by its nature more directly impacted by these changing market dynamics, creating increased pressure on the reporting unit's long-term financial performance. In response to these pressures, as well as to consider anticipated increased competition from new market entrants in 2023, during the fourth quarter of 2022, we began taking steps to: (i) reassess our pricing strategies, (ii) re-evaluate our marketing and promotional efforts and (iii) reduce our cost structure and revised our long-term forecasts for the Neurology and Other reporting unit to reflect these developments. As a result of the revisions to our long-term expectations for these changes and other factors, goodwill for our Neurology and Other reporting unit was impaired during our most recent annual impairment test reflecting our best estimate at that time of the outlook and risks of this business. Based on the quantitative fair value testing performed as October 1, 2022, a $622 million impairment to the goodwill of the Neurology and Other reporting unit was recognized.

2021

Ortho Dermatologics

During the three months ended March 31, 2021, management identified launches of certain Ortho Dermatologics products which were not going to achieve their trajectories as forecasted once the social restrictions associated with the COVID-19 pandemic began to ease in the U.S. and offices of health care professionals could reopen. In addition, increased insurance coverage pressures within the U.S. were limiting patient access to topical acne and psoriasis products. In response to these developments, during the first quarter of 2021, we began taking steps to: (i) redirect our R&D spend to eliminate projects we had identified as high cost and high risk, (ii) redirect a portion of our marketing and product development outside the U.S. to geographies where there was better patient access and (iii) reduce our cost structure to be more competitive. As a result of these and other factors, goodwill for our Ortho Dermatologics reporting unit was impaired during the three month period ended March 31, 2021 reflecting our best estimate at that time of the outlook and risks of this business. Based on the quantitative fair value testing performed as of March 31, 2021, a $469 million impairment to the goodwill of the Ortho Dermatologics reporting unit was recognized.

See Note 8, "INTANGIBLE ASSETS AND GOODWILL" to our audited Consolidated Financial Statements and "CRITICAL ACCOUNTING POLICIES AND ESTIMATES — Goodwill" for further details related to our goodwill.

Asset impairments, including loss on assets held for sale

Long-lived assets with finite lives are tested for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Impairment charges associated with these assets are included in Asset impairments in the Consolidated Statements of Operations. The Company continues to monitor the recoverability of its finite-lived intangible assets and tests the intangible assets for impairment if indicators of impairment are present.

Asset impairments, including loss on assets held for sale were $15 million and $234 million for 2022 and 2021, respectively, a decrease of $219 million. Asset impairments, including loss on assets held for sale for 2022 includes: (i) impairments of $10 million, in aggregate, due to decreases in forecasted sales of certain product lines and (ii) impairments of $5 million, in aggregate, related to the discontinuance of certain product lines. Asset impairments, including loss on assets held for sale for 2021 includes: (i) impairments of $105 million, in aggregate, due to decreases in forecasted sales of certain product lines, (ii) an $88 million loss on assets held for sale in connection with the Amoun Sale, (iii) impairments of $23 million, in aggregate, related to the discontinuance of certain product lines and (iv) $18 million related to a portion of an IT infrastructure improvement project no longer being utilized

See Note 8, "INTANGIBLE ASSETS AND GOODWILL" to our audited Consolidated Financial Statements for further details related to our intangible assets.

Restructuring, Integration, Separation and IPO Costs

Restructuring, integration, separation and IPO costs were $63 million and $50 million for 2022 and 2021, respectively, an increase of $13 million.

Restructuring and integration costs

The Company evaluates opportunities to improve its operating results and implements cost savings programs to streamline its operations and eliminate redundant processes and expenses. Restructuring and integration costs are expenses associated with the implementation of these cost savings programs and include expenses associated with: (i) reducing headcount, (ii) eliminating real estate costs associated with unused or under-utilized facilities and (iii) implementing contribution margin improvement and other cost reduction initiatives.

Restructuring and integration costs were $30 million and $18 million for 2022 and 2021, respectively, an increase of $12 million. The Company continues to evaluate opportunities to streamline its operations and identify additional cost savings globally. Although a specific plan does not exist at this time, the Company may identify and take additional exit and cost-rationalization restructuring actions in the future, the costs of which could be material.

Separation and IPO costs

The Company has incurred, and expects to continue to incur costs associated with activities relating to the B+L Separation. The Company also incurred costs associated with activities relating to the Solta IPO, which was suspended in June 2022. These B+L Separation and Solta IPO activities include: (i) separating the Bausch + Lomb and Solta Medical businesses from the remainder of the Company, (ii) completing the B+L IPO and preparing for the suspended Solta IPO and (iii) the actions necessary for Bausch + Lomb to become an independent publicly traded entity. Separation and IPO costs are incremental costs directly related to the ongoing B+L Separation and the suspended Solta IPO and include, but are not limited to: (i) legal, audit and advisory fees, (ii) talent acquisition costs and (iii) costs associated with establishing a new board of directors and related board committees for the Bausch + Lomb and Solta Medical entities. Separation and IPO costs were $33 million and $32 million for 2022 and 2021, respectively. The extent and timing of future charges of these costs to complete the B+L Separation cannot be reasonably estimated at this time and could be material.

See Note 4, "RESTRUCTURING, INTEGRATION, SEPARATION AND IPO COSTS" to our audited Consolidated Financial Statements for further details regarding these actions.

Other expense, net

Other expense, net for 2022 and 2021 consists of the following:

(in millions)	2022	2021
Litigation and other matters	$ 9	$ 356
Acquired in-process research and development costs	1	8
Net gain on sale of assets	(5)	(2)
Acquisition-related contingent consideration	29	11
Other, net	1	—
Other expense, net	$ 35	$ 373

Litigation and other matters for 2021, includes adjustments related to the Glumetza Antitrust Litigation, partially offset by insurance recoveries of $213 million related to certain litigation matters. See Note 20, "LEGAL PROCEEDINGS" to our audited Consolidated Financial Statements for further details regarding these matters

Acquired in-process research and development costs primarily consists of costs associated with the upfront payments to enter into certain exclusive licensing agreements.

Non-Operating Income and Expense

Interest Expense

Interest expense primarily consists of interest payments due, amortization and write-off of debt discounts, premiums and debt issuance costs under our credit facilities and notes as well as, the amortization of amounts excluded from the assessment of hedge effectiveness over the term of the Company's cross-currency swaps. In November 2021, we entered into a transaction to unwind our cross-currency swaps. In July 2022, Bausch + Lomb entered into new cross-currency swaps with aggregate notional amounts of $1,000 million. Following the completion of the debt exchange in September 2022, interest payments on certain of our debt will not be classified as interest expense but rather will be a reduction in premium recorded at the time of the debt exchange.

Interest expense was $1,464 million and $1,426 million and included non-cash amortization and write-offs of debt discounts, premiums and debt issuance costs of $99 million and $55 million for 2022 and 2021, respectively. Interest expense increased $38 million, or 3%, in 2022 as compared to 2021, primarily attributable to higher write-offs of debt issuance costs in 2022 as well as higher interest rates partially offset by the impact of lower outstanding debt balances and the impact of the accounting treatment for the New Secured Notes, which resulted in lower interest expense of $74 million in the fourth quarter of 2022 as compared to the stated rate of interest on the New Secured Notes. The weighted average stated rate of interest as of December 31, 2022 and 2021 was 7.74% and 5.88%, respectively. The increase in the weighted average stated rate of interest of 186 bps is primarily attributable to the New Secured Notes and term loan facilities. Due to the accounting treatment for the New Secured Notes, interest expense in the Company's financial statements in future periods will not be representative of the weighted average stated rate of interest.

See Note 10, "FINANCING ARRANGEMENTS" to our audited Consolidated Financial Statements for further details.

Gain (Loss) on Extinguishment of Debt

Gain (loss) on extinguishment of debt represents the differences between the amounts paid to settle extinguished debts and the carrying value of the related extinguished debt. The gain on extinguishment of debt was $875 million for 2022, as compared to loss on extinguishment of debt of $62 million for 2021, primarily associated with certain refinancing transactions that occurred each year and represents the differences between the amounts paid to settle the extinguished debt and its carrying value. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview — Focus on Core Business" for additional information regarding our gain on extinguishment of debt.

The gain on extinguishment of debt for 2022 includes: (i) the gain associated with the Exchange Offer of $570 million and (ii) the gains associated with the early retirement of certain senior unsecured notes of $369 million discussed below, partially offset by $64 million of losses associated with the refinancing and modification to certain debt obligations completed in connection with the B+L IPO, each as discussed in further detail below, under "— Liquidity and Capital Resources — Liquidity and Debt".

During June 2022 and December 2022, through a series of transactions we repurchased and retired, outstanding senior notes with an aggregate par value of $927 million in the open market, for approximately $550 million using: (i) the net proceeds from the partial exercise of the over-allotment option in the B+L IPO by the underwriters, after deducting underwriting commissions, (ii) amounts available under our revolving credit facility and (iii) cash on hand. The senior notes retired had maturities of November 2025 through February 2031 and had a weighted average interest rate of approximately 5.60%. As a result of these transactions, we recognized a gain on the extinguishment of debt of approximately $369 million. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations — Focus on Core Businesses — Exchange Offer" for details of maturities and principal balances debt obligations.

See Note 10, "FINANCING ARRANGEMENTS" to our audited Consolidated Financial Statements for further details.

Foreign Exchange and Other

Foreign exchange and other was a loss of $8 million and a gain of $7 million for 2022 and 2021, respectively, an unfavorable net change of $15 million primarily due to: (i) translation gains/losses on intercompany loans and third-party liabilities and (ii) the gain/loss due to foreign currency exchange contracts.

Income Taxes

Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the temporary differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Deferred tax assets for outside basis differences in investments in subsidiaries are only recognized if the difference will be realized in the foreseeable future. Provision for income taxes was $83 million in 2022 and benefit from income taxes was $87 million in 2021, an unfavorable net change of $170 million, primarily attributable to changes in our jurisdictional mix of earnings. In 2022, the Company's valuation allowance decreased $199 million primarily attributable to the impact of book taxable income in Canada and the expiration of tax losses in the United States.

Our consolidated foreign rate differential reflects the net total tax cost or benefit on income earned or losses incurred in jurisdictions outside of Canada as compared to the net total tax cost or benefit of such income (on a jurisdictional basis) at the Canadian statutory rate of 26.9%. Tax costs below the Canadian statutory rate generate a beneficial foreign rate differential as do tax benefits generated in jurisdictions where the statutory tax rate exceeds the Canadian statutory tax rate. The net total foreign rate differentials generated in each jurisdiction in which we operate is not expected to bear a direct relationship to the net total amount of foreign income (or loss) earned outside of Canada.

In 2022 and 2021, our effective tax rate differs from the statutory Canadian income tax rate primarily due to: (i) the recording of valuation allowance on entities for which no tax benefit of losses is recorded, (ii) changes in uncertain tax positions, (iii) changes in tax attributes, (iv) the tax provision generated from our mix of earnings by jurisdiction, (v) impairment to goodwill which is non-deductible under tax laws and (vi) changes in the valuation allowance related to foreign tax credits and net operating losses.

We record a valuation allowance against our deferred tax assets to reduce their net carrying value to an amount that we believe is more likely than not to be realized. In determining our deferred tax asset valuation allowance, we estimate our ability to utilize future sources of income to realize the benefits of our temporary income tax differences including: (i) net operating loss carryforwards in each jurisdiction, primarily in Canada, the U.S. and Ireland, (ii) research and development tax credit carryforwards, (iii) scientific research and experimental development pool carryforwards and (iv) investment tax credit carryforwards. When we establish/increase or reduce/decrease the valuation allowance, the provision for income taxes will increase or decrease, respectively, in the period such determination is made. Our valuation allowance against deferred tax assets as of December 31, 2022 and 2021 was $2,023 million and $2,222 million, respectively, a decrease of $199 million, as discussed above.

See Note 17, "INCOME TAXES" to our audited Consolidated Financial Statements for further details.

Reportable Segment Revenues and Profits

Our portfolio of products falls into five reportable segments: (i) Salix, (ii) International, (iii) Solta Medical, (iv) Diversified Products and (v) Bausch + Lomb.

The following is a brief description of our segments:

- *The Salix segment* consists of sales in the U.S. of GI products. Sales of the Xifaxan® product line represented 80% of the Salix segment's revenues.

- *The International segment* consists of sales, with the exception of sales of Bausch + Lomb products and Solta aesthetic medical devices, outside the U.S and Puerto Rico of branded pharmaceutical products, branded generic pharmaceutical and OTC products.

- *The Solta Medical segment* consists of global sales of Solta Medical ("Solta") aesthetic medical devices.

- *The Diversified Products segment* consists of sales in the U.S. of: (i) pharmaceutical products in the areas of neurology and certain other therapeutic classes, (ii) generic products, (iii) Ortho Dermatologics (dermatological products) and (iv) dentistry products.

- *The Bausch + Lomb segment* consists of global sales of Bausch + Lomb Vision Care, Surgical and Ophthalmic Pharmaceuticals products.

Segment profit is based on operating income after the elimination of intercompany transactions. Certain costs, such as Amortization of intangible assets, Asset impairments, including loss on assets held for sale, Restructuring, integration, separation and IPO costs, and Other expense, net, are not included in the measure of segment profit, as management excludes these items in assessing segment financial performance. See Note 22, "SEGMENT INFORMATION" to our audited Consolidated Financial Statements for a reconciliation of segment profit to Loss before income taxes.

The following table presents segment revenues, segment revenues as a percentage of total revenues and the year over year changes in segment revenues for 2022 and 2021. The following table also presents segment profits, segment profits as a percentage of segment revenues and the year-over-year changes in segment profits for 2022 and 2021.

| (in millions) | Years Ended December 31, | | | | Change 2021 to 2022 | |
| | 2022 | | 2021 | | | |
	Amount	Pct.	Amount	Pct.	Amount	Pct.
Segment Revenue						
Salix	$ 2,090	26 %	$ 2,074	24 %	$ 16	1 %
International	988	12 %	1,166	14 %	(178)	(15)%
Solta Medical	300	4 %	308	4 %	(8)	(3)%
Diversified Products	978	12 %	1,121	13 %	(143)	(13)%
Bausch + Lomb	3,768	46 %	3,765	45 %	3	— %
Total revenues	$ 8,124	100 %	$ 8,434	100 %	$ (310)	(4)%
Segment Profits / Segment Profit Margins						
Salix	$ 1,489	71 %	$ 1,493	72 %	$ (4)	— %
International	324	33 %	403	35 %	(79)	(20)%
Solta Medical	135	45 %	167	54 %	(32)	(19)%
Diversified Products	612	63 %	722	64 %	(110)	(15)%
Bausch + Lomb	874	23 %	958	25 %	(84)	(9)%
Total	$ 3,434	42 %	$ 3,743	44 %	$ (309)	(8)%

Organic Revenues and Organic Growth Rates (non-GAAP)

Organic revenue and organic revenue change are non-GAAP measures. Non-GAAP measures are not standardized measures under the financial reporting framework used to prepare the Company's financial statements and might not be comparable to similar financial measures disclosed by other issuers.

Organic revenue (non-GAAP) and change in organic revenue (non-GAAP), are defined as GAAP Revenue and change in GAAP revenue (the most directly comparable GAAP financial measures), adjusted for changes in foreign currency exchange rates (if applicable) and excluding the impact of recent acquisitions, divestitures and discontinuations, as defined below. Organic revenue (non-GAAP) is impacted by changes in product volumes and price. The price component is made up of two key drivers: (i) changes in product gross selling price and (ii) changes in sales deductions. The Company uses organic revenue (non-GAAP) and change in organic revenue (non-GAAP) to assess performance of its reportable segments, and the Company in total. The Company believes that providing these measures is useful to investors as they provide a supplemental period-to-period comparison.

The adjustments to GAAP Revenue and changes in GAAP revenue to determine organic revenue (non-GAAP) and changes in organic revenue (non-GAAP) are as follows:

Foreign currency exchange rates: Although changes in foreign currency exchange rates are part of our business, they are not within management's control. Changes in foreign currency exchange rates, however, can mask positive or negative trends in the business. The impact of changes in foreign currency exchange rates is determined as the difference in the current period reported revenues at their current period currency exchange rates and the current period reported revenues revalued using the monthly average currency exchange rates during the comparable prior period.

Acquisitions, divestitures and discontinuations: In order to present period-over-period organic revenue (non-GAAP) growth/change on a comparable basis, revenues associated with acquisitions, divestitures and discontinuations are adjusted to include only revenues from those businesses and assets owned during both periods. Accordingly, organic revenue and organic growth/change exclude from the current period, revenues attributable to each acquisition for twelve months subsequent to the

day of acquisition, as there are no revenues from those businesses and assets included in the comparable prior period. Organic revenue and change in organic revenue exclude from the prior period, all revenues attributable to each divestiture and discontinuance during the twelve months prior to the day of divestiture or discontinuance, as there are no revenues from those businesses and assets included in the comparable current period. Revenues attributable to acquisitions completed in 2022 were less than $1 million during 2022.

The following table presents a reconciliation of GAAP revenues to organic revenues (non-GAAP) and presents organic revenue (Non-GAAP) and the year over year changes in organic revenue (Non-GAAP) for 2022 and 2021 by segment.

| (in millions) | Year Ended December 31, 2022 | | | Year ended December 31, 2021 | | | Change in Organic Revenue (Non-GAAP) | |
	Revenue as Reported	Changes in Exchange Rates	Organic Revenue (Non-GAAP)	Revenue as Reported	Divestitures and Discontinuations	Organic Revenue (Non-GAAP)	Amount	Pct.
Salix	$ 2,090	$ —	$ 2,090	$ 2,074	$ —	$ 2,074	$ 16	1 %
International	988	65	1,053	1,166	(167)	999	54	5 %
Solta Medical	300	15	315	308	—	308	7	2 %
Diversified Products	978	—	978	1,121	(1)	1,120	(142)	(13)%
Bausch + Lomb	3,768	184	3,952	3,765	(10)	3,755	197	5 %
Total	$ 8,124	$ 264	$ 8,388	$ 8,434	$ (178)	$ 8,256	$ 132	2 %

Salix Segment:

Salix Segment Revenue

The Salix segment includes the Xifaxan® product line, which accounted for approximately 81% and 79% of the Salix segment revenues and approximately 21% and 19% of the Company's revenues for 2022 and 2021, respectively. No other single product group represents 10% or more of the Salix segment revenues. The Salix segment revenue was $2,090 million and $2,074 million for 2022 and 2021, respectively, an increase of $16 million, or 1%. The increase was primarily attributable to increases in net realized pricing of $95 million, primarily attributable to our Xifaxan® product line partially offset by a decrease in volumes of $79 million, primarily attributable to: (i) unfavorable inventory balancing of Xifaxan® by certain wholesalers and (ii) the impact of generic competition for certain other products as they have lost exclusivity.

Salix Segment Profit

The Salix segment profit was $1,489 million and $1,493 million for 2022 and 2021, respectively, a decrease of $4 million. The decrease was primarily driven by higher selling, advertising and promotion expenses primarily associated with Xifaxan®, partially offset by lower litigation costs and the increase in revenue, as previously discussed.

International Segment:

International Segment Revenue

The International segment has a diversified product line with no single product group representing 10% or more of its product sales. The International segment revenue was $988 million and $1,166 million for 2022 and 2021, respectively, a decrease of $178 million, or 15%. The decrease was primarily attributable to: (i) the impact of divestitures and discontinuations of $167 million, primarily attributable to our divestiture of Amoun on July 26, 2021 and (ii) the unfavorable impact of foreign currencies of $65 million, primarily in Europe and Canada. The decreases were partially offset by: (i) an increase in net realized pricing of $30 million and (ii) an increase in volumes of $24 million. The increase in volumes is primarily attributable to Europe and was partially offset by charges for approximately $15 million of returns in connection with a change in certain distribution agreements representing a change in estimated future returns in one market, driven by lower estimated demand following the easing of local COVID-19 lockdown restrictions as well as a change of distributors, as previously discussed.

International Segment Profit

The International segment profit for 2022 and 2021 was $324 million and $403 million, respectively, a decrease of $79 million, or 20%. The decrease was primarily driven by the decrease in contribution primarily attributable to: (i) our divestiture of Amoun on July 26, 2021 and (ii) the unfavorable impact of foreign currencies, partially offset by an increase in net realized pricing and higher volumes.

Solta Medical Segment:

Solta Medical Segment Revenue

The Solta Medical segment includes the Thermage® product lines, which accounted for approximately 77% of the Solta segment revenues for 2022, respectively. No other single product group represents 10% or more of the Solta segment revenues. The Solta segment revenue was $300 million and $308 million for 2022 and 2021, respectively, a decrease of $8 million, or 3%. The decrease was primarily attributable to: (i) a net decrease in volume of $16 million primarily driven by the impact of the government enforced COVID-19 pandemic related shutdowns in China, as previously discussed, partially offset by increases in volumes in other Asia Pacific countries and (ii) the unfavorable impact of foreign currencies of $15 million, partially offset by an increase in net realized pricing of $23 million.

Solta Medical Segment Profit

The Solta Medical segment profit was $135 million and $167 million for 2022 and 2021, respectively, a decrease of $32 million, or 19%. The decrease is primarily attributable to an increase in R&D and the unfavorable impact of foreign currencies.

Diversified Products Segment:

Diversified Products Segment Revenue

The Diversified Products segment revenue was $978 million and $1,121 million for 2022 and 2021, respectively, a decrease of $143 million, or 13%. The decrease was primarily driven by: (i) a decrease in volume of $131 million and (ii) a decrease in net realized pricing of $11 million. The decrease in volumes was primarily attributable to our Neurology and Other and Generics businesses due to: (i) decreases in several products attributable to the non-recurring pandemic related government mail order programs in 2021 and (ii) the impacts of more generic competitors.

Diversified Products Segment Profit

The Diversified Products segment profit was $612 million and $722 million for 2022 and 2021, respectively, a decrease of $110 million, or 15% and was primarily driven by the decrease in revenues, as previously discussed.

Bausch + Lomb Segment:

Bausch + Lomb Segment Revenue

The Bausch + Lomb segment has a diversified product line with no single product group representing 10% or more of its segment revenues. The Bausch + Lomb segment revenue was $3,768 million and $3,765 million for 2022 and 2021, respectively, an increase of $3 million. The increase was primarily attributable to: (i) increase in volumes of $114 million and net realized pricing of $83 million, partially offset by: (i) the unfavorable impact of foreign currencies across all of Bausch + Lomb international businesses of $184 million, primarily in Europe and Asia and (ii) the impact of divestitures and discontinuations of $10 million, related to the discontinuation of certain products. The increase in volumes was primarily driven by: (i) the consumer eye care business, driven by: (a) increased demand for Lumify®, Biotrue®, PreserVision® and Ocuvite®, (b) the non-recurrence of a third-party supplier quality issue on the prior year revenues of certain consumer eye care products, as discussed below, (ii) increased demand of consumables and intraocular lenses within the Surgical business and (iii) increased demand and new launches within the Ophthalmic Pharmaceuticals business. These increases in volumes and pricing were partially offset by: (i) the impact of the COVID-19 pandemic on the consumer and contact lens businesses in China and (ii) a claw-back related to the Ministerial Decree ("DM") certifying a spending ceiling for the Italian National Health Fund for the years 2015-2018.

Bausch + Lomb Segment Profit

The Bausch + Lomb segment profit was $874 million and $958 million for 2022 and 2021, respectively, a decrease of $84 million, or 9%. The decrease was primarily driven by: (i) higher selling expenses, primarily due to freight and (ii) higher manufacturing variances, driven by inflationary pressures and higher manufacturing efficiency ramp-up costs of Daily SiHy lenses and, partially offset by the non-recurrence of prior year charges related to a quality issue at a third-party supplier. These decreases were partially offset by the increase in revenues, as previously discussed.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Summarized cash flow information for the years 2022, 2021 and 2020 is as follows:

(in millions)	Years Ended December 31, 2022	2021	2020	Change 2021 to 2022	2020 to 2021
Net loss	$ (212)	$ (937)	$ (559)	$ 725	$ (378)
Adjustments to reconcile Net loss to net cash provided by operating activities	(120)	2,491	2,036	(2,611)	455
Cash (used in) provided by operating activities before changes in operating assets and liabilities	(332)	1,554	1,477	(1,886)	77
Changes in operating assets and liabilities	(396)	(128)	(366)	(268)	238
Net cash (used in) provided by operating activities	(728)	1,426	1,111	(2,154)	315
Net cash (used in) provided by investing activities	(303)	409	(261)	(712)	670
Net cash used in financing activities	(474)	(1,513)	(2,294)	1,039	781
Effect of exchange rate changes on cash and cash equivalents	(23)	(19)	16	(4)	(35)
Net (decrease) increase in cash, cash equivalents, restricted cash and other settlement deposits	(1,528)	303	(1,428)	(1,831)	1,731
Cash, cash equivalents, restricted cash and other settlement deposits, beginning of period	2,119	1,816	3,244	303	(1,428)
Cash, cash equivalents, restricted cash and other settlement deposits, end of period	$ 591	$ 2,119	$ 1,816	$(1,528)	$ 303

A detailed discussion of the year-over-year changes of the Company's 2021 results compared with that of 2020 can be found under "Management's Discussion and Analysis of Financial Condition and Results of Operations with Retrospective Segment Changes of the 2021 Form 10-K" in Exhibit 99.1 of our Form 8-K filed on May 11, 2022.

Operating Activities

Net cash used in operating activities was $728 million in 2022 as compared to Net cash provided by operating activities of $1,426 million in 2021, a decrease of $2,154 million. The decrease was attributable to: (i) the decrease in Cash provided by operating activities before changes in operating assets and liabilities and (ii) Changes in operating assets and liabilities.

Cash used in operating activities before changes in operating assets and liabilities in 2022 was $332 million as compared to Cash provided by operating activities before changes in operating assets and liabilities in 2021 of $1,554 million, a decrease of $1,886 million. The decrease is primarily attributable to: (i) payments of $1,572 million of accrued legal settlements related to the Securities Class Action Settlement, the Glumetza Antitrust Litigation and a RICO class action matter paid during 2022, (ii) changes in business performance, (iii) the impact of our divestiture of Amoun on July 26, 2021 and (iv) an increase in payments for separation costs, separation-related costs, IPO costs and IPO-related costs in 2022 as compared to 2021.

As of December 31, 2021, Restricted cash and other settlement deposits included $1,210 million of payments into an escrow fund under the terms of Securities Class Action Settlement which was subject to one objector's appeal of the final court approval of the agreement. The period to file a petition for an appeal with the U.S. Supreme Court expired on August 10, 2022 and the objector did not file such a petition. The expiration of this deadline means the Securities Class Action Settlement has become "final", as no more appeals can be filed. As a result, the Company's rights in the funds previously paid into the escrow account were extinguished in accordance with the terms of the Securities Class Action Settlement.

As of December 31, 2021, Restricted cash and other settlement deposits also included $300 million of payments into escrow funds under the terms of settlement in the Glumetza Antitrust Litigation. On February 3, 2022 the court granted final approval of the class settlement and ordered dismissal of the class plaintiff's claims. The deadline to appeal the final approval of the class settlement has now passed.

See Note 20, "LEGAL PROCEEDINGS" to our audited Consolidated Financial Statements for further details.

Changes in operating assets and liabilities resulted in a net decrease in cash of $396 million and $128 million in 2022 and 2021, respectively, an unfavorable change of $268 million. During 2022, Changes in operating assets and liabilities was negatively impacted by: (i) an increase in inventories of $198 million, (ii) increase in Accounts payable, accrued and other liabilities of $75 million, (iii) the timing of other payments in the ordinary course of business of $66 million, driven in part by the impact of the interest payments made on September 30, 2022 associated with the notes tendered in the Exchange Offer and (iv) increase in trade receivables of $57 million. During 2021, Changes in operating assets and liabilities was negatively impacted by: (i) the increase in trade receivables of $229 million, (ii) an increase in inventories of $16 million and (iii) lower interest payable due to the timing of payments of $13 million, partially offset by the positive impact of the timing of other payments in the ordinary course of business of $130 million.

Investing Activities

Net cash used in investing activities was $303 million in 2022 and was primarily driven by Purchases of property, plant and equipment of $218 million.

Net cash provided by investing activities was $409 million in 2021 and was primarily driven by: (i) Proceeds from sale of assets and businesses, net of costs to sell of $669 million, which is primarily attributable to the Amoun Sale and (ii) Settlements from cross-currency swaps of $27 million, partially offset by Purchases of property, plant and equipment of $269 million.

Financing Activities

Net cash used in financing activities during 2022 was $474 million and was primarily driven by: (i) the issuance of long-term debt (net of discounts) of $6,836 million related to the February 2027 Secured Notes, 2027 Term Loan B Facility, draws on the 2027 Revolving Credit Facility and the B+L Term Loan Facility and (ii) net proceeds from the B+L IPO of $675 million, partially offset by the repayment of long-term debt of $7,846 million related to: (i) the repayment of the outstanding balance under our 2023 Revolving Credit Facility, (ii) the repayment of the outstanding balance of our 6.125% Senior Unsecured Notes, (iii) the repayment of the outstanding balances under our 2025 Term Loan B Facilities and (iv) the repurchase and retirement of certain outstanding senior notes in the open market with an aggregate par value of $927 million for approximately $550 million.

Net cash used in financing activities during 2021 was $1,513 million and was primarily driven by the repayments of debt of $3,440 million which consisted of: (i) $1,600 million of 7.000% Senior Secured Notes due 2024 as part of the 2021 Refinancing Transactions (as defined below), (ii) the aggregate prepayments of $1,600 million using cash on hand, cash generated from operations and the net proceeds from the Amoun Sale and (iii) the repayment of $240 million previously drawn under our 2023 Revolving Credit Facility. Issuance of long-term debt (net of discounts) of $2,100 million primarily includes: (i) the proceeds of $1,575 million from the issuance of $1,600 million in principal amount of 4.875% Senior Secured Notes due June 2028 and (ii) draw downs of $525 million under our 2023 Revolving Credit Facility which we used primarily to make deposits of approximately $300 million, in the aggregate, into escrow funds under the terms of settlement agreements regarding the Glumetza Antitrust Litigation and to pay interest and other business expenses.

See Note 10, "FINANCING ARRANGEMENTS" to our audited Consolidated Financial Statements for further details regarding the financing activities previously described.

Liquidity and Debt

Future Sources of Liquidity

Our primary sources of liquidity are our cash and cash equivalents, cash collected from customers, funds as available from our revolving credit facility, issuances of long-term debt and issuances of equity and equity-linked securities. We believe these sources will be sufficient to meet our current liquidity needs for the next twelve months.

Cash, cash equivalents and restricted cash and other settlements as presented in the Consolidated Balance Sheet as of December 31, 2022 includes $380 million of cash, cash equivalents and restricted cash held by legal entities of Bausch + Lomb. Cash held by Bausch + Lomb legal entities and any future cash from the operations, investing and financing activities of Bausch + Lomb, is expected to be retained by Bausch + Lomb entities and are generally not available to support the operations, investing and financing activities of other legal entities, including Bausch Health unless paid as a dividend which would be determined by the Board of Directors of Bausch + Lomb and paid pro rata to Bausch + Lomb's shareholders.

The Company regularly evaluates market conditions, its liquidity profile, and various financing alternatives for opportunities to enhance its capital structure. If opportunities are favorable, the Company may refinance or repurchase existing debt or issue equity or equity-linked securities.

Long-term Debt

Long-term debt, net of unamortized premiums, discounts and issuance costs was $20,766 million and $22,654 million as of December 31, 2022 and 2021, respectively. Aggregate contractual principal amounts due under our debt obligations were $19,110 million and $22,870 million as of December 31, 2022 and 2021, respectively, a decrease of $3,760 million.

On September 30, 2022, we closed the Exchange Offer, pursuant to which existing unsecured senior notes as set forth in the table below (collectively, the "Existing Unsecured Senior Notes") with an aggregate outstanding principal balance of $5,594 million were exchanged for $3,125 million in aggregate principal balance of New Secured Notes (as defined below). The Exchange Offer reduced our then aggregate outstanding principal debt balance by $2,469 million. In accordance with U.S. GAAP, we recognized a portion of this reduction as a gain of $570 million, net of third-party fees and the write-off of the unamortized debt discounts and issuance costs related to the Existing Unsecured Senior Notes, and were required to record the balance of the reduction in our debt balance of $1,835 million, as a premium on the New Secured Notes. This premium will be reduced as we make interest payments on the New Secured Notes in the amounts as presented in the previously provided table under the caption "Exchange Offer". Due to the accounting treatment for the New Secured Notes, interest expense in the Company's financial statements in future periods will not be representative of the contractual interest due at the New Secured Notes' stated rates of interest. Additionally, the portion of interest payments that reduce the premium recorded will be classified within Financing Activities in the Company's Consolidated Statement of Cash Flows.

See Note 10, "FINANCING ARRANGEMENTS" to our audited Consolidated Financial Statements for further details on the accounting for the Exchange Offer.

The secured notes issued in the Exchange Offer consist of: (i) $1,774 million in aggregate principal amount of new 11.00% First Lien Secured Notes due 2028 (the "11.00% First Lien Secured Notes") issued by the Company, (ii) $352 million in aggregate principal amount of new 14.00% Second Lien Secured Notes due 2030 (the "14.00% Second Lien Secured Notes", and, together with the 11.00% First Lien Secured Notes, the "New BHC Secured Notes") issued by the Company and (iii) $999 million in aggregate principal amount of new 9.00% Senior Secured Notes due 2028 (the "9.00% Intermediate Holdco Secured Notes", and, together with the New BHC Secured Notes, the "New Secured Notes") issued by 1375209 B.C. Ltd. ("Intermediate Holdco"), an existing wholly-owned unrestricted subsidiary of the Company that holds 38.6% of the issued and outstanding common shares of Bausch + Lomb.

The aggregate principal amounts of the Existing Unsecured Senior Notes that were validly tendered and accepted by the Company in the Exchange Offer are set forth below:

(in millions)	Total Aggregate Principal Amount Validly Tendered	Percentage of Outstanding Existing Notes Validly Tendered
9.00% Senior Notes due 2025	$ 541	36 %
9.25% Senior Notes due 2026	752	50 %
8.50% Senior Notes due 2027	1,099	63 %
7.00% Senior Notes due 2028	540	72 %
5.00% Senior Notes due 2028	710	60 %
7.25% Senior Notes due 2029	373	50 %
6.25% Senior Notes due 2029	540	38 %
5.00% Senior Notes due 2029	371	44 %
5.25% Senior Notes due 2030	332	28 %
5.25% Senior Notes due 2031	336	37 %
Total	$ 5,594	

The Exchange Offer reduced the principal balances of our outstanding debt obligations by $2,469 million. The Exchange Offer also had the effect of extending the maturities of approximately $2,400 million of aggregate principal balances of senior notes coming due during the years 2025 through 2027 out to the years 2028 and 2030. Additionally, we have reduced our estimated interest requirements for the year 2023 by approximately $65 million.

In addition to the Exchange Offer, we made debt repayments and completed refinancing transactions during 2022 that reduced our outstanding debt obligations and extended certain maturities of our remaining debt obligations as previously discussed under "— Liquidity and Capital Resources — Cash Flows — Financing Activities".

Senior Secured Credit Facilities

Senior Secured Credit Facilities under the 2018 Restated Credit Agreement

On June 1, 2018, the Company and certain of its subsidiaries as guarantors entered into the "Senior Secured Credit Facilities" under the Company's Fourth Amended and Restated Credit and Guaranty Agreement, as amended by the First Incremental Amendment to the Restated Credit Agreement, dated as of November 27, 2018 (the "2018 Restated Credit Agreement") with a syndicate of financial institutions and investors as lenders. Prior to the 2022 Amended Credit Agreement (as defined below), the 2018 Restated Credit Agreement provided for a revolving credit facility of $1,225 million, maturing on the earlier of June 1, 2023 and the date that is 91 calendar days prior to the scheduled maturity of indebtedness for borrowed money of the Company and Bausch Health Americas, Inc. ("BHA") in an aggregate principal amount in excess of $1,000 million (the "2023 Revolving Credit Facility") and term loan facilities of original principal amounts of $4,565 million and $1,500 million, maturing in June 2025 (the "June 2025 Term Loan B Facility") and November 2025 (the "November 2025 Term Loan B Facility"), respectively.

Senior Secured Credit Facilities under the 2022 Amended Credit Agreement

On May 10, 2022, the Company and certain of its subsidiaries as guarantors entered into a Second Amendment (the "Second Amendment") to the Fourth Amended and Restated Credit and Guaranty Agreement (as amended by the Second Amendment, the "2022 Amended Credit Agreement"). The 2022 Amended Credit Agreement provides for a new term loan facility with an aggregate principal amount of $2,500 million (the "2027 Term Loan B Facility") maturing on February 1, 2027 and a new revolving credit facility of $975 million (the "2027 Revolving Credit Facility") that will mature on the earlier of February 1, 2027 and the date that is 91 calendar days prior to the scheduled maturity of indebtedness for borrowed money of the Company and BHA in an aggregate principal amount in excess of $1,000 million. Borrowings under the 2027 Revolving Credit Facility can be made in U.S. dollars, Canadian dollars or Euros. After giving effect to the Second Amendment, the 2023 Revolving Credit Facility, June 2025 Term Loan B Facility and November 2025 Term Loan B Facility were refinanced (such refinancing, the "Credit Agreement Refinancing"), along with certain of the Company's existing senior notes, using net proceeds from the borrowings under the 2027 Term Loan B Facility, the B+L IPO and the B+L Debt Financing (as defined

below) and available cash on hand. As of December 31, 2022, the Company had drawn $470 million on the 2027 Revolving Credit Facility.

Borrowings under the 2027 Term Loan B Facility bear interest at a rate per annum equal to, at the Company's option, either: (a) a forward-looking term rate determined by reference to the financing rate for borrowing U.S. dollars overnight collateralized by U.S. Treasury securities ("term SOFR rate") for the interest period relevant to such borrowing or (b) a base rate determined by reference to the highest of: (i) the prime rate (as defined in the 2022 Amended Credit Agreement), (ii) the federal funds effective rate plus 1/2 of 1.00% and (iii) the term SOFR rate for a period of one month plus 1.00% (or if such rate shall not be ascertainable, 1.50%) (provided, however that the term SOFR rate with respect to the 2027 Term Loan B Facility shall at no time be less than 0.50% per annum), in each case, plus an applicable margin.

Borrowings under the 2027 Revolving Credit Facility in: (i) U.S. dollars bear interest at a rate per annum equal to, at the Company's option, either: (a) the term SOFR rate (subject to a floor of 0.00% per annum) or (b) a U.S. dollar base rate, (ii) Canadian dollars bear interest at a rate per annum equal to, at the Company's option, either: (a) a Canadian dollar offer rate or (b) a Canadian dollar prime and (iii) euros bear interest at a rate per annum equal to a term benchmark rate determined by reference to the cost of funds for euro deposits ("EURIBOR") for the interest period relevant to such borrowing (subject to a floor of 0.00% per annum), in each case, plus an applicable margin. Term SOFR rate loans are subject to a credit spread adjustment ranging from 0.10%-0.25%. The applicable interest rate margin for borrowings under the 2027 Term Loan B Facility is 5.25% for term SOFR rate loans and 4.25% for U.S. dollar base rate loans. The applicable interest rate margin for borrowings under the 2027 Revolving Credit Facility ranges from 4.75% to 5.25% for term SOFR rate loans, BA rate loans and EURIBOR loans and 3.75% to 4.25% for U.S. dollar base rate loans and Canadian prime rate loans.

In addition, the Company is required to pay commitment fees of 0.25%-0.50% per annum with respect to the unutilized commitments under the 2027 Revolving Credit Facility, payable quarterly in arrears. The Company also is required to pay: (i) letter of credit fees on the maximum amount available to be drawn under all outstanding letters of credit in an amount equal to the applicable margin on term SOFR rate borrowings under the 2027 Revolving Credit Facility on a per annum basis, payable quarterly in arrears, (ii) customary fronting fees for the issuance of letters of credit and (iii) agency fees.

Subject to certain exceptions and customary baskets set forth in the 2022 Amended Credit Agreement, the Company is required to make mandatory prepayments of the loans under the Senior Secured Credit Facilities under certain circumstances, including from: (i) 100% of the net cash proceeds of insurance and condemnation proceeds for property or asset losses (subject to reinvestment rights and net proceeds thresholds), (ii) 100% of the net cash proceeds from the incurrence of debt (other than permitted debt as described in the 2022 Amended Credit Agreement), (iii) 50% of Excess Cash Flow (as defined in the 2022 Amended Credit Agreement) subject to decrease based on leverage ratios and subject to a threshold amount and (iv) 100% of net cash proceeds from asset sales (subject to reinvestment rights and net proceeds thresholds). These mandatory prepayments may be used to satisfy future amortization.

The amortization rate for the 2027 Term Loan B Facility is 5.00% per annum, or $125 million, payable in quarterly installments beginning on September 30, 2022. The Company may direct that prepayments be applied to such amortization payments in order of maturity. As of December 31, 2022, the remaining mandatory quarterly amortization payments for the 2027 Term Loan B Facility were $500 million through December 2026.

The 2022 Amended Credit Agreement permits the incurrence of incremental credit facility borrowings up to the greater of $1,000 million and 40% of Consolidated Adjusted EBITDA (non-GAAP) (as defined in the 2022 Amended Credit Agreement), subject to customary terms and conditions, as well as the incurrence of additional incremental credit facility borrowings subject to, in the case of secured debt, a secured leverage ratio of not greater than 3.50:1.00, and, in the case of unsecured debt, either a total leverage ratio of not greater than 6.50:1.00 or an interest coverage ratio of not less than 2.00:1.00.

The 2022 Amended Credit Agreement provides that Bausch + Lomb shall initially be a "restricted" subsidiary subject to the terms of the 2022 Amended Credit Agreement covenants but does not require Bausch + Lomb to guarantee the obligations under the 2022 Amended Credit Agreement. The 2022 Amended Credit Agreement permits the Company to designate Bausch + Lomb as an "unrestricted" subsidiary under the 2022 Amended Credit Agreement and no longer subject to the terms of the covenants thereunder provided that no event of default is continuing or will result from such designation and the total leverage ratio of Remainco (as defined in the 2022 Amended Credit Agreement) will not be greater than 7.60:1.00 on a pro forma basis. The Credit Agreement Refinancing contains provisions designed to facilitate the B+L Separation.

Senior Secured Credit Facilities under the B+L Credit Agreement

On May 10, 2022, Bausch + Lomb entered into a credit agreement (the "B+L Credit Agreement", and the credit facilities thereunder, the "B+L Credit Facilities") providing for a term loan of $2,500 million with a five-year term to maturity (the "B+L Term Facility") and a five-year revolving credit facility of $500 million (the "B+L Revolving Credit Facility" and such

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financing, the "B+L Debt Financing"). The B+L Credit Facilities are secured by substantially all of the assets of Bausch + Lomb and its material, wholly-owned Canadian, U.S., Dutch and Irish subsidiaries, subject to certain exceptions. The term loan is denominated in U.S. dollars, and borrowings under the revolving credit facility will be made available in U.S. dollars, euros, pounds sterling and Canadian dollars. As of December 31, 2022, the principal amount outstanding under the B+L Term Facility was $2,488 million and $2,439 million net of issuance costs. The B+L Revolving Credit Facility remained undrawn.

Borrowings under the B+L Revolving Credit Facility in: (i) U.S. dollars bear interest at a rate per annum equal to, at Bausch + Lomb's option, either: (a) a term Secured Overnight Financing Rate ("SOFR")-based rate or (b) a U.S. dollar base rate, (ii) Canadian dollars bear interest at a rate per annum equal to, at Bausch + Lomb's option, either: (a) Canadian Dollar Offered Rate ("CDOR") or (b) a Canadian dollar prime rate, (iii) euros bear interest at a rate per annum equal to EURIBOR and (iv) pounds sterling bear interest at a rate per annum equal to Sterling Overnight Index Average ("SONIA") (provided, however, that the term SOFR-based rate, CDOR, EURIBOR and SONIA shall be no less than 0.00% per annum at any time and the U.S. dollar base rate and the Canadian dollar prime rate shall be no less than 1.00% per annum at any time), in each case, plus an applicable margin. Term SOFR-based loans are subject to a credit spread adjustment of 0.10%.

The applicable interest rate margins for borrowings under the B+L Revolving Credit Facility are: (i) between 0.75% to 1.75% with respect to U.S. dollar base rate or Canadian dollar prime rate borrowings and between 1.75% to 2.75% with respect to term SOFR, EURIBOR, SONIA or CDOR borrowings based on Bausch + Lomb's total net leverage ratio and (ii) after: (x) Bausch + Lomb's senior unsecured non-credit-enhanced long term indebtedness for borrowed money receives an investment grade rating from at least two of S&P, Moody's and Fitch and (y) the B+L Term Facility has been repaid in full in cash (the "IG Trigger"), between 0.015% to 0.475% with respect to U.S. dollar base rate or Canadian dollar prime rate borrowings and between 1.015% to 1.475% with respect to SOFR, EURIBOR, SONIA or CDOR borrowings based on Bausch + Lomb's debt rating. In addition, Bausch + Lomb is required to pay commitment fees of 0.25% per annum in respect of the unutilized commitments under the B+L Revolving Credit Facility, payable quarterly in arrears until the IG Trigger and a facility fee between 0.110% to 0.275% of the total revolving commitments, whether used or unused, based on Bausch + Lomb's debt rating and payable quarterly in arrears. Bausch + Lomb is also required to pay letter of credit fees on the maximum amount available to be drawn under all outstanding letters of credit in an amount equal to the applicable margin on SOFR borrowings under the B+L Revolving Credit Facility on a per annum basis, payable quarterly in arrears, as well as customary fronting fees for the issuance of letters of credit and agency fees.

Borrowings under the B+L Term Facility bear interest at a rate per annum equal to, at Bausch + Lomb's option, either (i) a term SOFR-based rate plus an applicable margin of 3.25% or (ii) a US dollar base rate plus an applicable margin of 2.25% (provided, however, that the term SOFR-based rate shall be no less than 0.50% per annum at any time and the U.S. dollar base rate shall not be lower than 1.50% per annum at any time). Term SOFR-based loans are subject to a credit spread adjustment of 0.10%.

Subject to certain exceptions and customary baskets set forth in the B+L Credit Agreement, Bausch + Lomb is required to make mandatory prepayments of the loans under the B+L Term Facility under certain circumstances, including from: (i) 100% of the net cash proceeds of insurance and condemnation proceeds for property or asset losses (subject to reinvestment rights, decrease based on leverage ratios and net proceeds threshold), (ii) 100% of the net cash proceeds from the incurrence of debt (other than permitted debt as described in the B+L Credit Agreement), (iii) 50% of Excess Cash Flow (as defined in the B+L Credit Agreement) subject to decrease based on leverage ratios and subject to a threshold amount and (iv) 100% of net cash proceeds from asset sales (subject to reinvestment rights, decrease based on leverage ratios and net proceeds threshold). These mandatory prepayments may be used to satisfy future amortization.

The amortization rate for the B+L Term Facility is 1.00% per annum and the first installment was paid on September 30, 2022. Bausch + Lomb may direct that prepayments be applied to such amortization payments in order of maturity. As of December 31, 2022, the remaining mandatory quarterly amortization payments for the Term Facility were $106 million through March 2027, with the remaining term loan balance being due in May 2027.

Senior Secured Notes

The Senior Secured Notes are guaranteed by each of the Company's subsidiaries that is a guarantor under the 2022 Amended Credit Agreement and existing Senior Unsecured Notes (together, the "Note Guarantors"). The Senior Secured Notes and the guarantees related thereto are senior obligations and are secured, subject to permitted liens and certain other exceptions, by the same first priority liens that secure the Company's obligations under the 2022 Amended Credit Agreement under the terms of the indentures governing the Senior Secured Notes.

The Senior Secured Notes and the guarantees rank equally in right of repayment with all of the Company's and Note Guarantors' respective existing and future unsubordinated indebtedness and senior to the Company's and Note Guarantors' respective future subordinated indebtedness. The Senior Secured Notes and the guarantees related thereto are effectively *pari*

passu with the Company's and the Note Guarantors' respective existing and future indebtedness secured by a first priority lien on the collateral securing the Senior Secured Notes and effectively senior to the Company's and the Note Guarantors' respective existing and future indebtedness that is unsecured, including the existing Senior Unsecured Notes, or that is secured by junior liens, in each case to the extent of the value of the collateral. In addition, the Senior Secured Notes are structurally subordinated to: (i) all liabilities of any of the Company's subsidiaries that do not guarantee the Senior Secured Notes and (ii) any of the Company's debt that is secured by assets that are not collateral.

Upon the occurrence of a change in control (as defined in the indentures governing the Senior Secured Notes), unless the Company has exercised its right to redeem all of the notes of a series, holders of the Senior Secured Notes may require the Company to repurchase such holder's notes, in whole or in part, at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest.

New BHC Secured Notes

The 11.00% First Lien Secured Notes mature on September 30, 2028, and have a stated interest of 11.00% per year that is payable semi-annually in arrears on each March 30 and September 30. The 11.00% First Lien Secured Notes are redeemable, in whole or in part, at any time at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to, but not including the date of redemption plus a "make-whole" premium as described in the 11.00% First Lien Secured Notes indenture.

The 14.00% Second Lien Secured Notes mature on October 15, 2030, and have a stated interest of 14.00% per year that is payable semi-annually in arrears on each April 15 and October 15. The 14.00% Second Lien Secured Notes will be redeemable, in whole or in part, at any time on or after October 15, 2025 at the applicable redemption prices set forth in the 14.00% Second Lien Secured Notes indenture. In addition, some or all of the 14.00% Second Lien Secured Notes may be redeemed prior to October 15, 2025 at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to, but not including the date of redemption plus a "make-whole" premium as described in the 14.00% Second Lien Secured Notes indenture. At any time prior to October 15, 2025, up to 40% of the aggregate principal amount of the 14.00% Second Lien Secured Notes may be redeemed with the net proceeds of certain equity offerings at the redemption price set forth in the 14.00% Second Lien Secured Notes indenture.

9.00% Intermediate Holdco Secured Notes

The 9.00% Intermediate Holdco Secured Notes mature on January 30, 2028, and have a stated interest of 9.00% per year that is payable semi-annually in arrears on each January 30 and July 30. The 9.00% Intermediate Holdco Secured Notes are redeemable at the option of Intermediate Holdco, in whole or in part, at any time, at the redemption prices set forth in the 9.00% Intermediate Holdco Secured Notes indenture.

The 9.00% Intermediate Holdco Secured Notes are general senior secured obligations of Intermediate Holdco and secured by first priority liens (subject to permitted liens and certain other exceptions) on substantially all of the assets of Intermediate Holdco, which as of December 31, 2022 were comprised of 38.6% of the issued and outstanding common shares of Bausch + Lomb Corporation. The 9.00% Intermediate Holdco Secured Notes and Intermediate Holdco's other obligations under the indenture governing such notes are not obligations or responsibilities of, or guaranteed by, the Company, Bausch + Lomb or any of their respective affiliates or subsidiaries (other than the issuer Intermediate Holdco). The sole recourse of the holders of the 9.00% Intermediate Holdco Secured Notes under the 9.00% Intermediate Holdco Secured Notes and the indenture governing such notes is limited to Intermediate Holdco and its assets.

The aggregate principal amount of our Senior Secured Notes and 9.00% Intermediate Holdco Secured Notes as of December 31, 2022 and 2021 was $7,905 million and $3,850 million, respectively, an increase of $4,055 million. The increase is attributable to: (i) the issuance of the New BHC Secured Notes and the issuance of the 9.00% Intermediate Holdco Secured Notes in connection with the Exchange Offer as previously discussed and (ii) the issuance of the February 2027 Secured Notes as previously discussed, partially offset by the repurchase of $70 million of secured notes in the open market.

Senior Unsecured Notes

The Senior Unsecured Notes issued by the Company are the Company's senior unsecured obligations and are jointly and severally guaranteed on a senior unsecured basis by each of its subsidiaries that is a guarantor under the 2022 Amended Credit Agreement. The Senior Unsecured Notes issued by BHA are senior unsecured obligations of BHA and are jointly and severally guaranteed on a senior unsecured basis by the Company and each of its subsidiaries (other than BHA) that is a guarantor under the 2022 Amended Credit Agreement. Future subsidiaries of the Company and BHA, if any, may be required to guarantee the Senior Unsecured Notes. In connection with the closing of the B+L IPO, the discharge of the April 2025 Unsecured Notes Indenture and the related release under the 2022 Amended Credit Agreement described above, the guarantees and related security provided by Bausch + Lomb and its subsidiaries in respect of the existing senior notes of the Company and BHA were released.

If the Company experiences a change in control, the Company may be required to make an offer to repurchase each series of Senior Unsecured Notes, in whole or in part, at a purchase price equal to 101% of the aggregate principal amount of the Senior Unsecured Notes repurchased, plus accrued and unpaid interest.

The aggregate principal amount of our Senior Unsecured Notes as of December 31, 2022 and 2021 was $5,798 million and $14,900 million, respectively, a decrease of $9,102 million, attributable to: (i) Existing Unsecured Notes of $5,594 million validly tendered and accepted in connection with the Exchange Offer, (ii) the redemption in full of $2,650 million of April 2025 Unsecured Notes and (iii) the repurchase and retirement of certain outstanding Senior Unsecured Notes in the open market with an aggregate par value of approximately $857 million.

Availability Under Revolving Credit Facilities

As of the date of this filing, February 23, 2023, there were $420 million of outstanding borrowings, $25 million of issued and outstanding letters of credit and approximately $530 million of remaining availability under the 2027 Revolving Credit Facility.

As of the date of this filing, February 23, 2023, there were no outstanding borrowings, $24 million of issued and outstanding letters of credit and $476 million remaining availability under the B+L Revolving Credit Facility. Absent the payment of a dividend, which would be determined by the Board of Directors of Bausch + Lomb and paid pro rata to Bausch + Lomb's shareholders, proceeds from the B+L Revolving Credit Facility are not available to fund the operations, investing and financing activities of Bausch Health.

Covenant Compliance

Any inability to comply with the covenants under the terms of our 2022 Amended Credit Agreement, Senior Secured Notes indentures or Senior Unsecured Notes indentures could lead to a default or an event of default for which we may need to seek relief from our lenders and noteholders in order to waive the associated default or event of default and avoid a potential acceleration of the related indebtedness or cross-default or cross-acceleration to other debt. There can be no assurance that we would be able to obtain such relief on commercially reasonable terms or otherwise and we may be required to incur significant additional costs. In addition, the lenders under our 2022 Amended Credit Agreement, holders of our Senior Secured Notes and holders of our Senior Unsecured Notes may impose additional operating and financial restrictions on us as a condition to granting any such waiver.

Since 2017 through the date of this filing, the Company completed several actions which included repaying debt with proceeds from divestitures and cash flows from operations, as well as refinancing debt with near term maturities. These actions have reduced the Company's debt balance and positively affected the Company's ability to comply with its financial maintenance covenant.

On November 29, 2022, the Company designated 1261229 B.C. Ltd., the entity that directly or indirectly holds 89% of the issued and outstanding shares of Bausch + Lomb, as an unrestricted subsidiary of the Company in accordance with the terms of the Company's indentures. In connection therewith, Bausch + Lomb and its subsidiaries, are now unrestricted subsidiaries of the Company and, as a result, are no longer subject to the covenants under the relevant Bausch Health indentures, and the earnings and debt of Bausch + Lomb, as defined in the relevant indentures, are also not included in the calculation of the Company's financial maintenance covenant.

As of December 31, 2022, the Company was in compliance with the financial maintenance covenant related to its outstanding debt. The Company, based on its current forecast for the next twelve months from the date of issuance of this Form 10-K, expects to remain in compliance with the financial maintenance covenant and meet its debt service obligations over that same period.

The Company continues to take steps to seek to improve its operating results to ensure continual compliance with its financial maintenance covenant and take other actions to reduce its debt levels to align with the Company's long-term strategy. The Company may consider taking other actions, including divesting other businesses, refinancing debt and issuing equity or equity-linked securities including secondary offerings of the common shares of Bausch + Lomb, as deemed appropriate, to provide additional coverage in complying with the financial maintenance covenant and meeting its debt service obligations.

The Senior Notes and Secured Notes are guaranteed by a portion of the Company's subsidiaries. On a non-consolidated basis, the non-guarantor subsidiaries had total assets of $12,800 million and $2,161 million and total liabilities of $5,401 million and $942 million as of December 31, 2022 and 2021, respectively. On a non-consolidated basis, the non-guarantor subsidiaries had revenues of $4,164 million and $1,755 million for 2022 and 2021, respectively. On a non-consolidated basis, the non-guarantor subsidiaries had operating income of $114 million and $116 million for 2022 and 2021, respectively.

Weighted Average Interest Rate

The accounting for the Exchange Offer results in the New Secured Notes being carried at a premium relative to their principal amount and will result in no interest expense being recorded in our financial statements for a significant portion of the New Secured Notes. Therefore, interest expense recorded in our consolidated financial statements will differ significantly from the contractual interest rates of the New Secured Notes and term loan facilities. The weighted average interest rate of our debt as reported in our financial statements and the weighted average stated rate of interest was 6.13% and 7.74%, respectively, as of December 31, 2022.

The weighted average stated rate of interest of the Company's outstanding debt as of December 31, 2021 was 5.88%. The increase in the weighted average stated rate of interest of 186 bps is due to the issuance of the New Secured Notes in connection with the Exchange Offer.

See Note 10, "FINANCING ARRANGEMENTS" to our audited Consolidated Financial Statements for further details.

Focus on Capitalization of the Post-separation Entities

In connection with the B+L Separation, we have emphasized that it is important that the post-separation entities be well-capitalized, with appropriate leverage and with access to additional capital, if and when needed, to provide each entity with the ability to independently allocate capital to areas that will strengthen their own competitive positions in their respective lines of business and position each entity for sustainable growth. Therefore, we see the appropriate capitalization and leverage of these businesses post-separation as a key to bringing out the maximum value across our portfolio of assets and it continues to be a primary objective of our plan of separation.

Credit Ratings

As of February 23, 2023, the credit ratings and outlook from Moody's, Standard & Poor's and Fitch for certain outstanding obligations of the Company were as follows:

	Bausch Health Companies Inc.				Bausch + Lomb Corporation		
Rating Agency	Corporate Rating	Senior Secured Rating	Senior Unsecured Rating	Outlook	Corporate Rating	Senior Secured Rating	Outlook
Moody's	Caa2	Caa1	Ca	Negative		B1	Negative
Standard & Poor's	CCC+	B-	CCC	Stable	B-	B-	Positive
Fitch	CCC	B	CC	No Outlook	B-	BB-	Rating Watch Evolving

Bausch Health Companies Inc. - On September 30, 2022, Moody's downgraded all ratings to: a corporate rating of Caa2, a senior secured rating of Caa1 and a senior unsecured rating of Ca. On October 4, 2022, S&P lowered its senior secured rating to B-. On October 6, 2022, Fitch downgraded all ratings to: a corporate rating of CCC, a senior secured rating of B and a senior unsecured rating of CC. These downgrades were a result of the Exchange Offer (see Note 10, "FINANCING ARRANGEMENTS" to our audited Consolidated Financial Statements).

Bausch + Lomb Corporation - During December 2022, S&P upgraded these ratings one notch from CCC+ to B-, as a result of BHC designating Bausch + Lomb as an unrestricted subsidiary under the BHC Credit Agreement and the BHC Indentures.

Any downgrade in our corporate credit ratings or other credit ratings may increase our cost of borrowing and may negatively impact our ability to raise additional debt capital.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

We have no off-balance sheet arrangements that have a material current effect or that are reasonably likely to have a material future effect on our results of operations, financial condition, capital expenditures, liquidity, or capital resources.

Our other future cash requirements relate to working capital, capital expenditures, business development transactions (contingent consideration), restructuring, integration, separation and IPO costs, benefit obligations and litigation settlements. In addition, we may use cash to enter into licensing arrangements and/or to make strategic acquisitions. We are considering further acquisition opportunities within our core therapeutic areas, some of which could be sizable.

In addition to our working capital requirements, as of December 31, 2022, we expect our primary cash requirements for 2023 to include:

- *Debt repayments and interest payments*—Based on our debt portfolio, we expect to make mandatory amortization and interest payments of $1,649 million during 2023. We have and, in the future, may also elect to make additional principal payments under certain circumstances. Further, in the ordinary course of business, we may borrow and repay additional amounts under our credit facilities using cash on hand, cash from operations and cash provided from the sale of common stock and additional debt financings in connection with the B+L Separation;

- *Capital expenditures*—We expect to make payments of approximately $275 million for property, plant and equipment during 2023;

- *Milestones*—As previously discussed, we filed an NDA for NOV03 with the FDA in June 2022. If approved, we anticipate launching NOV03 in the U.S. in the second half of 2023, upon which we expect to make a payment of $45 million in 2023, under the terms of a December 2019 agreement with Novaliq GmbH, related to the future sales associated with NOV03.

- *Contingent consideration payments*—We expect to make contingent consideration and other development/approval/sales-based milestone payments of approximately $112 million during 2023;

- *Benefit obligations*—We expect to make aggregate payments under our pension and postretirement obligations of $8 million during 2023. See Note 11, "PENSION AND POSTRETIREMENT EMPLOYEE BENEFIT PLANS" to our audited Consolidated Financial Statements for further details of our benefit obligations; and

Future Costs of B+L Separation

The Company has incurred costs associated with activities to complete the B+L Separation and the suspended Solta IPO and will continue to incur costs associated with the B+L Separation. These activities include the costs of: (i) separating Bausch + Lomb businesses from the remainder of the Company and (ii) registering Bausch + Lomb as an independent publicly traded entity. Separation and IPO costs are incremental costs directly related to the B+L Separation and Solta IPO and include, but are not limited to: (i) legal, audit and advisory fees, (ii) talent acquisition costs and (iii) costs associated with establishing new boards of directors and related board committees for Bausch + Lomb. The Company has also incurred, and will incur, separation-related and IPO-related costs which are incremental costs indirectly related to the B+L Separation. These costs include, but are not limited to: (i) IT infrastructure and software licensing costs, (ii) rebranding costs and (iii) costs associated with facility relocation and/or modification. The extent and timing of future charges for these costs cannot be reasonably estimated at this time and could be material.

Litigation Payments

In the ordinary course of business, the Company is involved in litigation, claims, government inquiries, investigations, charges and proceedings. During 2022, we made $1,572 million in payments of accrued legal settlements including payments related to the Securities Class Action Settlement, the Glumetza Antitrust Litigation and a RICO class action matter. As of December 31, 2022, the Company's Consolidated Balance Sheet includes accrued loss contingencies of $326 million related to matters which are both probable and reasonably estimable, however, a reliable estimate of the period in which the remaining loss contingencies will be payable, if ever, cannot be made. Our ability to successfully defend the Company against pending and future litigation may impact future cash flows.

See Note 20, "LEGAL PROCEEDINGS" to our audited Consolidated Financial Statements for further details.

Future Cost Savings Programs

We continue to evaluate opportunities to improve our operating results and may initiate additional cost savings programs to streamline our operations and eliminate redundant processes and expenses. These cost savings programs may include, but are not limited to: (i) reducing headcount, (ii) eliminating real estate costs associated with unused or under-utilized facilities and

(iii) implementing contribution margin improvement and other cost reduction initiatives. The expenses associated with the implementation of these cost savings programs could be material and may impact our cash flows.

Future Licensing Payments

In the ordinary course of business, the Company may enter into select licensing and collaborative agreements for the commercialization and/or development of unique products primarily in the U.S. and Canada. In connection with these agreements, the Company may pay an upfront fee to secure the agreement. See Note 3, "ACQUISITIONS, LICENSING AGREEMENTS AND DIVESTITURE" to our audited Consolidated Financial Statements. Payments associated with the upfront fee for these agreements cannot be reasonably estimated at this time and could be material.

Unrecognized Tax Benefits

As of December 31, 2022, the Company had unrecognized tax benefits totaling $4 million which are expected to be realized within the next twelve months.

Future Repurchases of Debt

The Company regularly evaluates market conditions, its liquidity profile, and various financing alternatives for opportunities to enhance its capital structure. If opportunities are favorable, we may, from time to time, purchase outstanding debt for cash in open market purchases or privately negotiated transactions. Such repurchases or exchanges, if any, will depend on prevailing market conditions, future liquidity requirements, contractual restrictions and other factors.

OUTSTANDING SHARE DATA

Our common shares are listed on the TSX and the NYSE under the ticker symbol "BHC".

At February 17, 2023, we had 362,037,191 issued and outstanding common shares. In addition, as of February 17, 2023, we had 10,688,071 stock options and 8,868,404 time-based restricted share units ("RSUs") that each represent the right of a holder to receive one of the Company's common shares and 1,467,680 performance-based RSUs that represent the right of a holder to receive a number of the Company's common shares up to a specified maximum. A maximum of 1,100,234 common shares could be issued upon vesting of the performance-based RSUs outstanding.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our business and financial results are affected by fluctuations in world financial markets, including the impacts of foreign currency exchange rate and interest rate movements. We evaluate our exposure to such risks on an ongoing basis and seek ways to manage these risks to an acceptable level, based on management's judgment of the appropriate trade-off between risk, opportunity and cost. We may use derivative financial instruments from time to time as a risk management tool and not for trading or speculative purposes.

Inflation; Seasonality

We are subject to price control restrictions on our pharmaceutical products in a number of countries in which we now operate. As a result, our ability to raise prices in a timely fashion in anticipation of inflation may be limited in some markets.

Historically, revenues from our business tend to be weighted toward the second half of the year. Sales in the first quarter tend to be lower as patient co-pays and deductibles reset at the beginning of each year. Sales in the fourth quarter tend to be higher based on consumer and customer purchasing patterns associated with health care reimbursement programs. However, there are no assurances that these historical trends will continue in the future.

Foreign Currency Risk

In 2022, a majority of our revenue and expense activities and capital expenditures were denominated in U.S. dollars. We have exposure to multiple foreign currencies, including, among others, the Euro, Chinese yuan, Polish zloty, Canadian dollar and Mexican peso. Our operations are subject to risks inherent in conducting business abroad, including price and currency exchange controls and fluctuations in the relative values of currencies. In addition, to the extent that we require, as a source of debt repayment, earnings and cash flows from some of our operations located in foreign countries, we are subject to risk of changes in the value of the U.S. dollar, relative to all other currencies in which we operate, which may materially affect our results of operations. Where possible, we manage foreign currency risk by managing same currency revenues in relation to same currency expenses. Further strengthening of the U.S. dollar and/or further devaluation of foreign currencies will have a negative impact on our reported revenue and reported results. As of December 31, 2022, a 1% change in foreign currency exchange rates would have impacted our shareholders' deficit by approximately $39 million.

As of December 31, 2022, the unrealized foreign exchange loss on the translation of the remaining principal amount of U.S. denominated credit facility, senior secured and unsecured notes was $585 million, for Canadian income tax purposes. Additionally, as of December 31, 2022, the unrealized foreign exchange gain on certain intercompany balances was equal to $207 million. One-half of any realized foreign exchange gain or loss will be included in our Canadian taxable income. Any resulting gain will result in a corresponding reduction in our available Canadian Losses, Scientific Research and Experimental Development Pool, and/or Investment Tax Credit carryforward balances. However, the repayment of the credit facility, senior notes and the intercompany loans denominated in U.S. dollars does not result in a foreign exchange gain or loss being recognized in our Consolidated Financial Statements, as these statements are prepared in U.S. dollars.

Interest Rate Risk

We currently do not hold financial instruments for speculative purposes. Our financial assets are not subject to significant interest rate risk due to their short duration. The primary objective of our policy for the investment of temporary cash surpluses is the protection of principal, and accordingly, we generally invest in high quality, money market investments and time deposits with varying maturities, but typically less than three months. As it is our intent and policy to hold these investments until maturity, we do not have a material exposure to interest rate risk.

As of December 31, 2022, we had $13,715 million and $5,395 million principal amount of issued fixed rate debt and variable rate debt, respectively. The estimated fair value of our issued fixed rate debt as of December 31, 2022 was $9,317 million. If interest rates were to increase by 100 basis-points, the fair value of our issued fixed rate debt would decrease by approximately $323 million. If interest rates were to decrease by 100 basis-points, the fair value of our issued fixed rate debt would increase by approximately $332 million. We are subject to interest rate risk on our variable rate debt as changes in interest rates could adversely affect earnings and cash flows. A 100 basis-points increase in interest rates, would have an annualized pre-tax effect of approximately $54 million in our Consolidated Statements of Operations and Consolidated Statements of Cash Flows, based on current outstanding borrowings and effective interest rates on our variable rate debt. While our variable-rate debt may impact earnings and cash flows as interest rates change, it is not subject to changes in fair value.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical accounting policies and estimates are those policies and estimates that are most important and material to the preparation of our Consolidated Financial Statements, and which require management's most subjective and complex judgments due to the need to select policies from among alternatives available, and to make estimates about matters that are inherently uncertain. We base our estimates on historical experience and other factors that we believe to be reasonable under the circumstances. On an ongoing basis, we review our estimates to ensure that these estimates appropriately reflect changes in our business and new information as it becomes available. If historical experience and other factors we use to make these estimates do not reasonably reflect future activity, our results of operations and financial condition could be materially impacted.

Revenue Recognition

The Company's revenues are primarily generated from product sales, primarily in the therapeutic areas of eye health, GI and dermatology that consist of: (i) branded pharmaceuticals, (ii) generic and branded generic pharmaceuticals, (iii) OTC products and (iv) medical devices (contact lenses, intraocular lenses, ophthalmic surgical equipment and aesthetics devices). Other revenues include alliance and service revenue from the licensing and co-promotion of products and contract service revenue primarily in the areas of dermatology and topical medication.

The Company recognizes revenue when the customer obtains control of promised goods or services and in an amount that reflects the consideration to which the Company expects to be entitled to receive in exchange for those goods or services. To achieve this core principle, the Company applies the five-step revenue model to contracts within its scope: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

As is customary in the pharmaceutical industry, gross product sales are subject to a variety of deductions in arriving at reported net product sales. The transaction price for product sales is typically adjusted for variable consideration, which may be in the form of cash discounts, allowances, returns, rebates, chargebacks and distribution fees paid to customers. Provisions for variable consideration are established to reflect the Company's best estimates of the amount of consideration to which it is entitled based on the terms of the contract. The amount of variable consideration included in the transaction price may be constrained, and is included in the net sales price only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in the future period.

Provisions for these deductions are recorded concurrently with the recognition of gross product sales revenue and include cash discounts and allowances, chargebacks, and distribution fees, which are paid to direct customers, as well as rebates and returns, which can be paid to direct and indirect customers.

The development and application of the critical accounting policies associated with the revenue recognition guidance, including the policies associated with each of our product sales provisions and the table showing the activity and ending balances for our product sales provisions, are discussed in more detail in Note 2, "SIGNIFICANT ACCOUNTING POLICIES" to our audited Consolidated Financial Statements.

Acquisition-Related Contingent Consideration

Some of the business combinations that we have consummated include contingent consideration to be potentially paid based upon the occurrence of future events, such as sales performance and the achievement of certain future development, regulatory and sales milestones. Acquisition-related contingent consideration associated with a business combination is initially recognized at fair value and remeasured each reporting period, with changes in fair value recorded in the Consolidated Statements of Operations. The estimates of fair value involve the use of acceptable valuation methods, such as probability-weighted discounted cash flow analysis and Monte Carlo Simulation (when appropriate), and contain uncertainties as they require assumptions about the likelihood of achieving specified milestone criteria, projections of future financial performance and assumed discount rates. Changes in the fair value of the acquisition-related contingent consideration result from several factors including changes in the timing and amount of revenue estimates, changes in probability assumptions with respect to the likelihood of achieving specified milestone criteria and changes in discount rates. A change in any of these assumptions could produce a different fair value, which could have a material impact on our results of operations. At December 31, 2022, the fair value measurements of acquisition-related contingent consideration were determined using risk-adjusted discount rates ranging from 6% to 18%.

Intangible Assets

We evaluate potential impairments of amortizable intangible assets acquired through asset acquisitions or business combinations if events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable. Our evaluation is based on an assessment of potential indicators of impairment, such as:

*   an adverse change in legal factors or in the business climate that could affect the value of an asset. For example, a successful challenge of our patent rights resulting in earlier than expected generic competition;

*   an adverse change in the extent or manner in which an asset is used or is expected to be used. For example, a decision not to pursue a product line-extension strategy to enhance an existing product due to changes in market conditions and/ or technological advances; or

*   current or forecasted reductions in revenue, operating income, or cash flows associated with the use of an asset. For example, the introduction of a competing product that results in a significant loss of market share.

Impairment exists when the carrying value of the asset exceeds the related estimated undiscounted future cash flows expected to be derived from the asset, which include the amount and timing of the projected future cash flows. If impairment exists, the carrying value of the asset is adjusted to its fair value. A discounted cash flow analysis is typically used to determine an asset's fair value, using estimates and assumptions that market participants would apply. Some of the estimates and assumptions inherent in a discounted cash flow model include the amount and timing of the projected future cash flows, and the discount rate used to reflect the risks inherent in the future cash flows. A change in any of these estimates and assumptions could produce a different fair value, which could have a material impact on our results of operations. In addition, an intangible asset's expected useful life can increase estimation risk, as longer-lived assets necessarily require longer-term cash flow forecasts, which for some of our intangible assets can be up to 20 years. In connection with an impairment evaluation, we also reassess the remaining useful life of the intangible asset and modify it, as appropriate.

Management continually assesses the useful lives of the Company's long-lived assets.

Indefinite-lived intangible assets, including Acquired in-process research and development and the B&L corporate trademark, are tested for impairment annually, or more frequently if events or changes in circumstances between annual tests indicate that the asset may be impaired. Impairment losses on indefinite-lived intangible assets are recognized based solely on a comparison of their fair value to carrying value, without consideration of any recoverability test. In particular, we will continue to monitor closely the progression of our R&D programs as their likelihood of success is contingent upon the achievement of future milestones. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview — Focus on Core Business" for additional information regarding our R&D programs.

Goodwill

During the years 2022, 2021 and 2020, we recorded goodwill impairment charges of $824 million, $469 million and $0, respectively. As of December 31, 2022, we maintain 10 reporting units, eight of which comprise our goodwill balance.

We test our reporting units for impairment annually as of October 1, or more frequently if events or circumstances indicate it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Such events and circumstances could include increased competition and unexpected loss of market share, increased input costs relative to our projections (for example due to regulatory or industry changes), disposals of significant products or components of our business, unexpected business disruptions (for example due to a natural disaster, pandemic, unexpected changes in the regulatory environment, unexpected loss of exclusivity to a significant product, loss of a supplier, or other significant business relationship), unexpected significant declines in operating results, significant adverse changes in the markets in which we operate, or changes in management strategy. During our assessment, we consider each of the above potential events and circumstances, as well as the existence of any positive and/or mitigating events and circumstances, including the difference between a reporting unit's fair value and carrying amount if determined in a recent fair value calculation ("headroom"), giving more weight to those events and circumstances that impact most significantly a reporting unit's fair value or carrying amount.

We test reporting units for impairment by comparing the estimated fair value of each reporting unit with its carrying amount. If the carrying amount of a reporting unit exceeds its estimated fair value, we record an impairment based on the difference between the fair value and carrying amount the reporting units as a reduction to goodwill. Fair value determinations require considerable judgment and are sensitive to changes in underlying assumptions, estimates, and market factors. Estimating the fair value of individual reporting units requires us to make assumptions and estimates regarding our business strategies, as well as industry, economic, and regulatory conditions. These assumptions and estimates include estimated future annual net cash flows, income tax considerations, discount rates, growth rates and other market factors.

During 2022, we performed interim impairment assessments of our Ortho Dermatologics reporting unit within the Diversified Products segment, our Salix reporting unit, and our Vision Care, Surgical and Ophthalmic reporting units within the Bausch + Lomb segment. Our annual goodwill impairment test as of October 1, 2022, included performing separate quantitative fair value tests for the Neurology and Other reporting unit within the Diversified Products segment, as well as the Vision Care, Surgical and Ophthalmic reporting units within the Bausch + Lomb segment. For our remaining reporting units, we conducted our annual goodwill impairment test as of October 1, 2022, by first assessing qualitative factors. Based on our qualitative assessment as of October 1, 2022, management believed that it was more likely than not that the carrying amounts of its remaining reporting units were less than their respective fair values and therefore concluded that a quantitative fair value test for those reporting units was not required.

Ortho Dermatologics

As part of our 2021 annual testing, we determined that the Ortho Dermatologics reporting unit had approximately 10% headroom as of October 1, 2021. Given its limited headroom, we continued to monitor the market conditions impacting the Ortho Dermatologics reporting unit during each quarterly reporting period and performed quantitative fair value testing as of March 31, 2022, June 30, 2022 and September 30, 2022. The quantitative fair value tests utilized our most recent cash flow projections for the Ortho Dermatologics reporting unit as revised at each testing date to reflect current market conditions and current trends in business performance. Our discounted cash flow models for the reporting unit also considered among other matters, volatility in many of the equity markets and pressures on market interest rates and macroeconomic factors such as changes in inflation for many commodities. As a result of these market conditions, trends in business performance, the revisions to our long-term expectations and other factors, our Ortho Dermatologics reporting unit was impaired during our interim testing reflecting our best estimate at that time of the outlook and risks of this business. Based on the quantitative fair value testing performed no impairment was identified during the three months ended March 31, 2022, however goodwill impairments of $83 million and $119 million were recorded during the three months ended June 30, 2022 and September 30, 2022, respectively. As a result, there was zero headroom in the Ortho Dermatologics reporting unit as of September 30, 2022.

During the fourth quarter of 2022, we evaluated the reporting unit's performance as well as our revised long-term forecasts in light of current market conditions, current trends in business performance and the expected impacts of management's latest business strategies. This evaluation supported management's previous expectations for long-term business performance. Additionally, based on corporate bond rates as of December 31, 2022, we concluded that discount rates would not have increased during the fourth quarter as compared to the discount rate used in determining the fair value of the reporting unit as of September 30, 2022. As a result, no facts or circumstances were identified which indicate that additional fair value quantitative testing during the period October 1, 2022 through December 31, 2022 was necessary.

Salix

On August 10, 2022, the Norwich Legal Decision was issued that held, among other matters, that certain U.S. Patents protecting the composition and use of Xifaxan® for treating IBS-D were invalid. On August 16, 2022, the Company appealed the Norwich Legal Decision and intends to vigorously defend its Xifaxan® intellectual property. See "Xifaxan® Paragraph IV Proceedings" of Note 20, "LEGAL PROCEEDINGS" to our audited Consolidated Financial Statements for further details of this litigation matter and our response.

Xifaxan® revenues represent approximately 80% of the Salix reporting unit's revenue. The ultimate outcome of the Norwich Legal Decision and other potential future related developments, including a competitor's ability to launch a successful generic version to Xifaxan®, could impact the timing and extent of future revenues and cash flows associated with Xifaxan®. As a result of the uncertainty of the possible outcomes of the Norwich Legal Decision and the potential impact on Xifaxan® revenues we performed a quantitative fair value test as of September 30, 2022. Our quantitative fair value test used a probability-weighted discounted cash flow analysis, with a base case representing the our most recent cash flow projections as revised in the third quarter of 2022, as well as different scenarios representing a range of different outcomes which address, among other things, the range of possible outcomes of the Norwich Legal Decision and the timing of when a competitor or competitors could be able to successfully launch a generic version of Xifaxan®, if they are able to launch one at all. We assigned a probability weighting to each scenario reflecting our best estimate of likelihood of the outcome and calculated a weighted average of the valuations derived from the discounted cash flows under each scenario using this probability weighting. Under our probability-weighted valuation model the carrying value of the Salix reporting unit was less than its fair value and therefore no impairment was recorded as of September 30, 2022. However, as our probability-weighted discount valuation includes certain scenarios under which the Company does not retain market exclusivity for Xifaxan® through January 2028, the headroom for the Salix reporting was less than 5%.

Given its limited headroom, we continued to monitor market conditions affecting the Salix reporting unit, as well as any developments in the Norwich Legal Decision. Through December 31, 2022, there were no material developments in the facts and circumstances of the Norwich Legal Decision, including management's assessment as to a competitor's ability to launch a successful generic version to Xifaxan® prior to January 2028, if they are able to launch one at all. During the fourth quarter of 2022, we evaluated the reporting unit's performance as well as our revised long-term forecasts in light of current market conditions, current trends in business performance and the expected impacts of management's latest business strategies. This evaluation supported our previous expectations for long-term business performance. Additionally, based on corporate bond rates as of December 31, 2022, the Company concluded that discount rates would not have increased during the fourth quarter as compared to the discount rates used in determining the fair value of the reporting unit as of September 30, 2022. As a result, no facts or circumstances were identified which would indicate that additional fair value quantitative testing during the period October 1, 2022 through December 31, 2022 was necessary.

Neurology and Other

The Neurology and Other reporting unit operates in the United States, where shifting market dynamics, including changes in payer demands (such as pharmaceutical market access and contractual pricing), health care legislation, and other regulations are contributing to increasing pressure for the reduction of healthcare costs, through both pricing of pharmaceutical products and/or directing patients to lower cost unbranded generic products. This includes recent changes related to pharmaceutical pricing by the Federal government, including the passage of the Inflation Reduction Act (IRA) in August 2022 and, effective in 2024, changes to Medicaid rebate caps (passed as part of the American Rescue Plan Act of 2021). The nature of the Neurology and Other reporting unit's product portfolio, which includes branded generic pharmaceuticals, is by its nature more directly impacted by these changing market dynamics, creating increased pressure on the reporting unit's long-term financial performance. In response to these pressures, as well as to consider current market conditions and anticipated increased competition from new market entrants in 2023, we have begun taking steps to: (i) reassess our pricing strategies, (ii) re-evaluate our marketing and promotional efforts and (iii) reduce our cost structure, and we have revised our long-term forecasts for the Neurology and Other reporting unit to reflect these developments. As a result of the revisions to our long-term expectations for these and other factors, goodwill for our Neurology and Other reporting unit was impaired during our most recent annual impairment test reflecting our best estimate at that time of the outlook and risks of this business. Based on the quantitative fair value testing performed as October 1, 2022, a $622 million impairment to the goodwill of the Neurology and Other reporting unit was recognized.

Bausch + Lomb Reporting Units

The quantitative fair value test for the Vision Care, Surgical and Ophthalmic reporting units of the Bausch + Lomb segment as of October 1, 2022 utilized the most recent cash flow projections for each of the reporting units as revised in the fourth quarter of 2022 which reflected current market conditions and current trends in business performance. After completing

the testing, the fair value of each of these reporting units had headroom in excess of 25%, and, therefore, there was no impairment to goodwill.

During the period October 1, 2022 through December 31, 2022, we continued to monitor the market conditions and trends in business performance for all our reporting units, including the Salix, Neurology and Other and Ortho Dermatologics reporting units, as discussed above. We determined that, no events occurred, or circumstances changed that would indicate that the fair value of any reporting unit might be below its carrying value as of December 31, 2022.

Our reporting units that were impaired were written down to their respective fair values resulting in zero headroom as of the applicable impairment test dates. Accordingly, these reporting units and others that have 10% or less excess fair value over carrying amount have a heightened risk of future impairments if any assumptions, estimates, or market factors change in the future. Any such impairment could be material to our results of operations in the period in which it was to occur.

Market factors outside of our control, which could result in future impairment to our reporting units, include but are not limited to: additional government-mandated pricing actions, higher than expected inflation, continued interest rate pressures, changes in medical reimbursements by third-party payors, additional unforeseen market entrants, unforeseen loss or exclusivity to significant products, changes in foreign currency exchange rates, the resurgence of COVID-19 or additional variants, unforeseen challenges to our patents including the ultimate outcome to the Norwich Legal Decision, geopolitical factors, changes in tax legislation and other significant adverse changes in the markets in which we operate. Additionally, factors such as our inability to successfully execute our business strategies, failure to attain our assumed growth rates and margins or should we decide to divest certain non-strategic assets could lead to the impairment of one or more of our reporting units in the future.

As outlined above, our quantitative fair value testing procedures performed during the three months ended September 30, 2022 and as of October 1, 2022 represented in the aggregate, approximately $10,325 million, or 89% of our $11,547 million goodwill balance as of December 31, 2022.

See Note 8, "INTANGIBLE ASSETS AND GOODWILL" to our audited Consolidated Financial Statements for further details on the goodwill impairments recognized in 2022 and 2021.

Contingencies

In the normal course of business, we are subject to loss contingencies, such as claims and assessments arising from litigation and other legal proceedings, contractual indemnities, product and environmental liabilities and tax matters. Other than loss contingencies that are assumed in business combinations for which we can reliably estimate the fair value, we are required to accrue for such loss contingencies if it is probable that the outcome will be unfavorable and if the amount of the loss can be reasonably estimated. We evaluate our exposure to loss based on the progress of each contingency, experience in similar contingencies and consultation with our legal counsel. We re-evaluate all contingencies as additional information becomes available. Given the uncertainties inherent in complex litigation and other contingencies, these evaluations can involve significant judgment about future events. The ultimate outcome of any litigation or other contingency may be material to our results of operations, financial condition and cash flows. See Note 20, "LEGAL PROCEEDINGS" to our audited Consolidated Financial Statements for further details regarding our current legal proceedings. If no accrual is made for a loss contingency because the amount of loss cannot be reasonably estimated, the Company will disclose contingent liabilities when there is at least a reasonable possibility that a loss or an additional loss may have been incurred.

Income Taxes

We have operations in various countries that have differing tax laws and rates. Our tax structure is supported by current domestic tax laws in the countries in which we operate and the application of tax treaties between the various countries in which we operate. Our income tax reporting is subject to audit by domestic and foreign tax authorities. Our effective tax rate may change from year to year based on changes in the mix of activities and income earned under our intercompany arrangements among the different jurisdictions in which we operate, changes in tax laws in these jurisdictions, changes in tax treaties between various countries in which we operate, changes in our eligibility for benefits under those tax treaties and changes in the estimated values of deferred tax assets and liabilities. Such changes could result in an increase in the effective tax rate on all or a portion of our income and/or any of our subsidiaries.

Our provision for income taxes is based on a number of estimates and assumptions made by management. Our consolidated income tax rate is affected by the amount of income earned in our various operating jurisdictions, the availability of benefits under tax treaties and the rates of taxes payable in respect of that income. We enter into many transactions and arrangements in the ordinary course of business in which the tax treatment is not entirely certain. We must therefore make estimates and judgments based on our knowledge and understanding of applicable tax laws and tax treaties, and the application of those tax laws and tax treaties to our business, in determining our consolidated tax provision. For example, certain countries could seek to tax a greater share of income than has been provided for by us. The final outcome of any audits by taxation

authorities may differ from the estimates and assumptions we have used in determining our consolidated income tax provisions and accruals. This could result in a material effect on our consolidated income tax provision, results of operations, and financial condition for the period in which such determinations are made.

Our income tax returns are subject to audit in various jurisdictions. Existing and future audits by, or other disputes with, tax authorities may not be resolved favorably for us and could have a material adverse effect on our reported effective tax rate and after-tax cash flows. We record liabilities for uncertain tax positions, which involve significant management judgment. New laws and new interpretations of laws and rulings by tax authorities may affect the liability for uncertain tax positions. Due to the subjectivity and complex nature of the underlying issues, actual payments or assessments may differ from our estimates. To the extent that our estimates differ from amounts eventually assessed and paid our income and cash flows may be materially and adversely affected.

We assess whether it is more likely than not that we will realize the tax benefits associated with our deferred tax assets and establish a valuation allowance for assets that are not expected to result in a realized tax benefit. A significant amount of judgment is used in this process, including preparation of forecasts of future taxable income and evaluation of tax planning initiatives. If we revise these forecasts or determine that certain planning events will not occur, an adjustment to the valuation allowance will be made to tax expense in the period such determination is made.

NEW ACCOUNTING STANDARDS

Information regarding the recently issued new accounting guidance (adopted and not adopted as of December 31, 2022) is contained in Note 2, "SIGNIFICANT ACCOUNTING POLICIES" to our audited Consolidated Financial Statements.

FORWARD-LOOKING STATEMENTS

Caution regarding forward-looking information and statements and "Safe-Harbor" statements under the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws:

To the extent any statements made in this Form 10-K contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information within the meaning defined under applicable Canadian securities laws (collectively, "forward-looking statements").

These forward-looking statements relate to, among other things: our business strategy, business plans and prospects and forecasts and changes thereto; product pipeline, prospective products and product approvals, expected launches of new products, product development and future performance and results of current and anticipated products; anticipated revenues for our products; expected research and development ("R&D") and marketing spend; our expected primary cash and working capital requirements for 2023 and beyond; the Company's plans for continued improvement in operational efficiency and the anticipated impact of such plans; our liquidity and our ability to satisfy our debt maturities as they become due; our ability to reduce debt levels; our ability to comply with the financial and other covenants contained in the 2022 Amended Credit Agreement, and senior notes indentures; the ability of our subsidiary, Bausch + Lomb, to comply with the financial and other covenants contained in the B+L Credit Agreement; the impact of our distribution, fulfillment and other third-party arrangements; proposed pricing actions; exposure to foreign currency exchange rate changes and interest rate changes; the outcome of contingencies, such as litigation, subpoenas, investigations, reviews, audits and regulatory proceedings; the anticipated impact of the adoption of new accounting standards; general market conditions; our expectations regarding our financial performance, including revenues, expenses, gross margins and income taxes; our impairment assessments, including the assumptions used therein and the results thereof; the anticipated impact of the evolving COVID-19 pandemic and related responses from governments and private sector participants on the Company, its supply chain, third-party suppliers, project development timelines, costs, revenues, margins, liquidity and financial condition, the anticipated timing, speed and magnitude of recovery from these COVID-19 pandemic related impacts and the Company's planned actions and responses to this pandemic; the anticipated impact from the ongoing conflict between Russia and Ukraine; and the Company's plan to separate its eye- health business, including the structure and timing of completing such separation transaction.

Forward-looking statements can generally be identified by the use of words such as "believe", "anticipate", "expect", "intend", "estimate", "plan", "continue", "will", "may", "could", "would", "should", "target", "potential", "opportunity", "designed", "create", "predict", "project", "forecast", "seek", "strive", "ongoing", "decrease" or "increase" and variations or other similar expressions. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements may not be appropriate for other purposes. All of the, statements in this Form 10-K that contain forward-looking statements are qualified by these cautionary statements. These statements are based upon the current expectations and beliefs of management. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied

in making such forward-looking statements, including, but not limited to, factors and assumptions regarding the items previously outlined, those factors, risks and uncertainties outlined below and the assumption that none of these factors, risks and uncertainties will cause actual results or events to differ materially from those described in such forward-looking statements. Actual results may differ materially from those expressed or implied in such statements. Important factors, risks and uncertainties that could cause actual results to differ materially from these expectations include, among other things, the following:

- the potential adverse impact on our business and operations resulting from the current conflict between Russia and Ukraine;

- the risks and uncertainties caused by or relating to the evolving COVID-19 pandemic, the fear of that pandemic, the availability and effectiveness of vaccines for COVID-19 (including with respect to current or future variants and subvariants), COVID-19 vaccine immunization rates, the emergence of variant and subvariant strains of COVID-19, the resurgence of the COVID-19 virus and variant and subvariant strains thereof (including, but not limited to, the recent resurgence of COVID-19 cases) and any resulting reinstitution of lockdowns and other restrictions, the evolving reaction of governments, private sector participants and the public to that pandemic, and the potential effects and economic impact of the pandemic and the reaction to it, the severity, duration and future impact of which are highly uncertain and cannot be predicted, and which may have a significant adverse impact on the Company, including, but not limited to, its supply chain, third-party suppliers, project development timelines, employee base, liquidity, stock price, financial condition, costs (which may increase) and revenue and margins (both of which may decrease);

- the challenges the Company faces as a result of the closing of the B+L IPO, including the transitional services being provided by and to Bausch + Lomb, any potential, actual or perceived conflict of interest of some of our directors and officers because of their equity ownership in Bausch + Lomb and/or because they also serve as directors or officers of Bausch + Lomb and our ability to timely consolidate the financial results of the Bausch + Lomb business;

- with respect to the Company's B+L Separation, the risks and uncertainties include, but are not limited to, the expected benefits and costs of the B+L Separation, the expected timing of completion of the B+L Separation and its terms, the Company's ability to complete the B+L Separation considering the various conditions to the completion of the B+L Separation (some of which are outside the Company's control, including conditions related to regulatory matters and applicable shareholder and stock exchange approvals), that market or other conditions are no longer favorable to completing the B+L Separation, that the previously announced planned Solta IPO has been suspended, that the Norwich Legal Decision (see "Xifaxan® Paragraph IV Proceedings" of Note 20, "LEGAL PROCEEDINGS" to our audited Consolidated Financial Statements) may affect the timing of, or our ability to complete the B+L Separation, that applicable shareholder, stock exchange, regulatory or other approvals are not obtained on the terms or timelines anticipated or at all, business disruption during the pendency of, or following, the B+L Separation, diversion of management time on separation transaction-related issues, retention of existing management team members, the reaction of customers and other parties to the separation transaction, the qualification of the separation transaction as a tax-free transaction for Canadian and/or U.S. federal income tax purposes (including whether or not an advance ruling from the Canada Revenue Agency and/or the Internal Revenue Service will be sought or obtained), the ability of the Company and the separated entity to satisfy the conditions required to maintain the tax-free status of the B+L Separation (some of which are beyond their control), limitations on the Company's ability to sell a portion of the Company's interest in Bausch + Lomb in order to maintain the tax-free status of the B+L Separation (including due to dilution from B+L's issuance of share-based compensation awards), other potential tax or other liabilities that may arise as a result of the B+L Separation, the potential dissynergy costs resulting from the B+L Separation, the impact of the B+L Separation on relationships with customers, suppliers, employees and other business counterparties, general economic conditions, conditions in the markets the Company is engaged in, behavior of customers, suppliers and competitors, technological developments, as well as legal and regulatory rules affecting the Company's business. In particular, the Company can offer no assurance that any B+L Separation will occur at all, or that any such transaction will occur on the timelines anticipated by the Company;

- ongoing litigation and potential additional litigation, claims, challenges and/or regulatory investigations challenging or otherwise relating to the B+L IPO and the B+L Separation and the costs, expenses, use of resources, diversion of management time and efforts, liability and damages that may result therefrom;

- the expense, timing and outcome of legal and governmental proceedings, investigations and information requests relating to, among other matters, our past distribution, marketing, pricing, disclosure and accounting practices (including with respect to our former relationship with Philidor Rx Services, LLC ("Philidor")), including a number of pending non-class securities litigations (including certain pending opt-out actions in the U.S. related to the previously settled securities class action and certain opt-out actions in Canada relating to the previously settled class action in

Canada), certain pending lawsuits and other claims, investigations or proceedings that may be initiated or that may be asserted;

- potential additional litigation and regulatory investigations (and any costs, expenses, use of resources, diversion of management time and efforts, liability and damages that may result therefrom), negative publicity and reputational harm on our Company, products and business that may result from the past and ongoing public scrutiny of our past distribution, marketing, pricing, disclosure and accounting practices and from our former relationship with Philidor;

- the past and ongoing scrutiny of our legacy business practices, including with respect to pricing, and any pricing controls or price adjustments that may be sought or imposed on our products as a result thereof;

- pricing decisions that we have implemented, or may in the future elect to implement, such as the Patient Access and Pricing Committee's historic practice of limiting the average annual price increase for our branded prescription pharmaceutical products to single digits, or any future pricing actions we may take in 2023 or beyond following review by our Patient Access and Pricing Committee (which is responsible for the pricing of our drugs);

- legislative or policy efforts, including those that may be introduced and passed by the U.S. Congress, designed to reduce patient out-of-pocket costs for medicines, which could result in new mandatory rebates and discounts or other pricing restrictions, controls or regulations (including mandatory price reductions);

- ongoing oversight and review of our products and facilities by regulatory and governmental agencies, including periodic audits by the U.S. Food and Drug Administration (the "FDA") and equivalent agencies outside of the U.S. and the results thereof;

- actions by the FDA or other regulatory authorities with respect to our products or facilities;

- compliance with the legal and regulatory requirements of our marketed products;

- our substantial debt (and potential additional future indebtedness) and current and future debt service obligations, our ability to reduce our outstanding debt levels and the resulting impact on our financial condition, cash flows and results of operations;

- our ability to comply with the financial and other covenants contained in our senior notes indentures, the 2027 Revolving Credit Facility, the 2022 Amended Credit Agreement, the B+L Credit Agreement and other current or future credit and/or debt agreements, including the ability of Bausch + Lomb to comply with its covenants and obligations under the B+L Credit Agreement, restrictions and prohibitions such covenants impose or may impose on the way we conduct our business, including prohibitions on incurring additional debt if certain financial covenants are not met, limitations on the amount of additional obligations we are able to incur pursuant to other covenants, our ability to draw under our 2027 Revolving Credit Facility, Bausch + Lomb's ability to draw down under the revolving credit facility under the B+L Credit Agreement and restrictions on our ability to make certain investments and other restricted payments;

- any default under the terms of our senior notes indentures or the 2022 Amended Credit Agreement (and other current or future credit and/or debt agreements) and our ability, if any, to cure or obtain waivers of such default;

- any downgrade by rating agencies in our credit ratings, which may impact, among other things, our ability to raise debt and the cost of capital for additional debt issuances;

- any reductions in, or changes in the assumptions used in, our forecasts for fiscal year 2023 or beyond, including as a result of the impacts of the COVID-19 pandemic on our business and operations, which could lead to, among other things: (i) a failure to meet the financial and/or other covenants contained in the 2022 Amended Credit Agreement, senior notes indentures and/or the B+L Credit Agreement (and other current or future credit and/or debt agreements) and/or (ii) impairment in the goodwill associated with certain of our reporting units or impairment charges related to certain of our products or other intangible assets, which impairments could be material;

- changes in the assumptions used in connection with our impairment analyses or assessments, which would lead to a change in such impairment analyses and assessments and which could result in an impairment in the goodwill associated with any of our reporting units or impairment charges related to certain of our products or other intangible assets;

- the uncertainties associated with the acquisition and launch of new products, assets and businesses, including, but not limited to, our ability to provide the time, resources, expertise and funds required for the commercial launch of new products, the acceptance and demand for new products, and the impact of competitive products and pricing, which could lead to material impairment charges;

- our ability or inability to extend the profitable life of our products, including through line extensions and other life-cycle programs;

- our ability to retain, motivate and recruit directors, executives and other key employees;

- our ability to implement effective succession planning for our executives and key employees;

- factors impacting our ability to stabilize and reposition our Ortho Dermatologics business to generate additional value, including the success of recently launched products and the approval of pipeline products (and the timing of such approvals);

- factors impacting our ability to achieve anticipated revenues for our products, including changes in anticipated marketing spend on such products and launch of competing products;

- factors impacting our ability to achieve anticipated market acceptance for our products, including acceptance of the pricing, effectiveness of promotional efforts, reputation of our products and launch of competing products;

- the challenges and difficulties associated with managing a large complex business, which has, in the past, grown rapidly;

- our ability to compete against companies that are larger and have greater financial, technical and human resources than we do, as well as other competitive factors, such as technological advances achieved, patents obtained and new products introduced by our competitors;

- our ability to effectively operate and grow our businesses in light of the challenges that the Company has faced and market conditions, including with respect to its substantial debt, pending investigations and legal proceedings, scrutiny of our past pricing and other practices, limitations on the way we conduct business imposed by the covenants contained in our 2022 Amended Credit Agreement, the B+L Credit Agreement, our senior notes indentures and the agreements governing our other indebtedness, and the impacts of the COVID-19 pandemic;

- the extent to which our products are reimbursed by government authorities, pharmacy benefit managers ("PBMs") and other third-party payors; the impact our distribution, pricing and other practices may have on the decisions of such government authorities, PBMs and other third-party payors to reimburse our products; the impact of obtaining or maintaining such reimbursement on the price and sales of our products; and the launch and implementation of any new pharma-care or dental-care program or related spending by the Canadian federal government;

- the inclusion of our products on formularies or our ability to achieve favorable formulary status, as well as the impact on the price and sales of our products in connection therewith;

- the consolidation of wholesalers, retail drug chains and other customer groups and the impact of such industry consolidation on our business;

- our ability to maintain strong relationships with physicians and other healthcare professionals;

- our eligibility for benefits under tax treaties and the availability of low effective tax rates for the business profits of certain of our subsidiaries;

- the implementation of the Organisation for Economic Co-operation and Development inclusive framework on Base Erosion and Profit Shifting, including the global minimum corporate tax rate, by the countries in which we operate;

- the outcome of any audits by taxation authorities, which outcomes may differ from the estimates and assumptions that we may use in determining our consolidated tax provisions and accruals;

- the actions of our third-party partners or service providers of research, development, manufacturing, marketing, distribution or other services, including their compliance with applicable laws and contracts, which actions may be beyond our control or influence, and the impact of such actions on our Company;

- the risks associated with the international scope of our operations, including our presence in emerging markets and the challenges we face when entering and operating in new and different geographic markets (including the challenges created by new and different regulatory regimes in such countries and the need to comply with applicable anti-bribery and economic sanctions laws and regulations);

- adverse global economic conditions, including rates of inflation, and credit markets and foreign currency exchange uncertainty and volatility in certain of the countries in which we do business;

- the trade conflict between the U.S. and China;

- the impact of the ongoing conflict between Russia and Ukraine and the export controls, sanctions and other restrictive actions that have been or may be imposed by the U.S., Canada and other countries against governmental and other entities in Russia, Belarus and parts of Ukraine;

- the impact of the United States-Mexico-Canada Agreement ("USMCA") and any potential changes to other trade agreements;

- our ability to obtain, maintain and license sufficient intellectual property rights over our products and enforce and defend against challenges to such intellectual property (such as in connection with the filing by Norwich Pharmaceuticals Inc. ("Norwich") of its Abbreviated New Drug Application ("ANDA") for Xifaxan® (rifaximin) 550 mg tablets and the Company's related lawsuit filed against Norwich in connection therewith) and the impact of the Norwich Legal Decision on, among other things, our business results, financial results, and the B+L Separation;

- our ability to successfully appeal the decision of the U.S. District Court for the District of Delaware in the Company's lawsuit against Norwich in connection with Norwich's ANDA and challenge Norwich's ability to achieve a modified ANDA that avoids the August 10, 2022 final judgement by the District Court and omits the Xifaxan® hepatic encephalopathy ("HE") indication and HE safety data;

- the fact that a substantial amount of our revenues are derived from the Xifaxan® product line, and that we may be materially impacted by the entry of a generic rifaximin product earlier than January 2028, including the risk of a competitor launching a generic rifaximin at risk prior to a final unappealable decision;

- the introduction of generic, biosimilar or other competitors of our branded products and other products, including the introduction of products that compete against our products that do not have patent or data exclusivity rights;

- our ability to identify, finance, acquire, close and integrate acquisition targets successfully and on a timely basis and the difficulties, challenges, time and resources associated with the integration of acquired companies, businesses and products;

- any divestitures of our assets or businesses and our ability to successfully complete any such divestitures on commercially reasonable terms and on a timely basis, or at all, and the impact of any such divestitures on our Company, including the reduction in the size or scope of our business or market share, loss of revenue, any loss on sale, including any resultant impairments of goodwill or other assets, or any adverse tax consequences suffered as a result of any such divestitures;

- the expense, timing and outcome of pending or future legal and governmental proceedings, arbitrations, investigations, subpoenas, tax and other regulatory audits, examinations, reviews and regulatory proceedings against us or relating to us and settlements thereof;

- our ability to negotiate the terms of or obtain court approval for the settlement of certain legal and regulatory proceedings;

- our ability to obtain components, raw materials or finished products supplied by third parties (some of which may be single-sourced) and other manufacturing and related supply difficulties, interruptions and delays;

- the disruption of delivery of our products and the routine flow of manufactured goods;

- economic factors over which the Company has no control, including changes in inflation, interest rates, foreign currency rates, and the potential effect of such factors on revenues, expenses and resulting margins;

- interest rate risks associated with our floating rate debt borrowings;

- our ability to effectively distribute our products and the effectiveness and success of our distribution arrangements;

- our ability to effectively promote our own products and those of our co-promotion partners;

- the success of our fulfillment arrangements with Walgreen Co., including market acceptance of, or market reaction to, such arrangements (including by customers, doctors, patients, PBMs, third-party payors and governmental agencies), and the continued compliance of such arrangements with applicable laws;

- our ability to secure and maintain third-party research, development, manufacturing, licensing, marketing or distribution arrangements;

- the risk that our products could cause, or be alleged to cause, personal injury and adverse effects, leading to potential lawsuits, product liability claims and damages and/or recalls or withdrawals of products from the market;

- the mandatory or voluntary recall or withdrawal of our products from the market and the costs associated therewith;

- the availability of, and our ability to obtain and maintain, adequate insurance coverage and/or our ability to cover or insure against the total amount of the claims and liabilities we face, whether through third-party insurance or self-insurance;

- our indemnity agreements, which may result in an obligation to indemnify or reimburse the relevant counterparty, which amounts may be material;

- the difficulty in predicting the expense, timing and outcome within our legal and regulatory environment, including with respect to approvals by the FDA, Health Canada, European Medicines Agency and similar agencies in other countries, legal and regulatory proceedings and settlements thereof, the protection afforded by our patents and other intellectual and proprietary property, successful generic challenges to our products and infringement or alleged infringement of the intellectual property of others;

- the results of continuing safety and efficacy studies by industry and government agencies;

- the success of preclinical and clinical trials for our drug development pipeline or delays in clinical trials that adversely impact the timely commercialization of our pipeline products, as well as other factors impacting the commercial success of our products, which could lead to material impairment charges;

- uncertainties around the successful improvement and modification of our existing products and development of new products, which may require significant expenditures and efforts;

- the results of management reviews of our research and development portfolio (including following the receipt of clinical results or feedback from the FDA or other regulatory authorities), which could result in terminations of specific projects which, in turn, could lead to material impairment charges;

- the seasonality of sales of certain of our products;

- declines in the pricing and sales volume of certain of our products that are distributed or marketed by third parties, over which we have no or limited control;

- compliance by the Company or our third-party partners and service providers (over whom we may have limited influence), or the failure of our Company or these third parties to comply, with health care "fraud and abuse" laws and other extensive regulation of our marketing, promotional and business practices (including with respect to pricing), worldwide anti-bribery laws (including the U.S. Foreign Corrupt Practices Act and the Canadian Corruption of Foreign Public Officials Act), worldwide economic sanctions and/or export laws, worldwide environmental laws and regulation and privacy and security regulations;

- the impacts of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 and potential amendment thereof and other legislative and regulatory health care reforms in the countries in which we operate, including with respect to recent government inquiries on pricing;

- the impact of any changes in or reforms to the legislation, laws, rules, regulation and guidance that apply to the Company and its businesses and products or the enactment of any new or proposed legislation, laws, rules, regulations or guidance that will impact or apply to the Company or its businesses or products;

- the impact of changes in federal laws and policy that may be undertaken under the current administration;

- illegal distribution or sale of counterfeit versions of our products;

- any plans for the Company's aesthetic medical business;

- interruptions, breakdowns or breaches in our information technology systems; and

- risks in Item 1A. "Risk Factors" in this Form 10-K.

Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found elsewhere in this Form 10-K, under Item 1A. "Risk Factors" and in the Company's other filings with the SEC and the CSA. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. These forward-looking statements speak only as of the date made. We undertake no obligation to update or revise any of these forward-looking statements to reflect events or circumstances after the date of this Form 10-K or to reflect actual outcomes, except as required by law. We caution that, as it is not possible to predict or identify all relevant factors that may impact forward-looking statements, the foregoing list of important factors that may affect future results is not exhaustive and should not be considered a complete statement of all potential risks and uncertainties.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Information relating to quantitative and qualitative disclosures about market risk is detailed in Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures About Market Risk" and is incorporated herein by reference.

Item 8. Financial Statements and Supplementary Data

The information required by this Item is contained in the financial statements set forth in Item 15. "Exhibits and Financial Statement Schedules" as part of this Form 10-K and is incorporated herein by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of December 31, 2022. Based on that evaluation, the Company's Chief Executive Officer and the Company's Chief Financial Officer have concluded that as of December 31, 2022, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including the Company's Chief Executive Officer and the Company's Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2022 based on the framework described in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2022.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control over Financial Reporting

There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the last fiscal quarter of 2022 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B.   Other Information

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensation Arrangements of Certain Officers

On February 21, 2023, the Talent and Compensation Committee of the Board of Directors of the Company (the "Committee") approved changes to the compensation of Thomas J. Appio, the Company's Chief Executive Officer, based on a review of market data and Mr. Appio's performance. The Committee increased Mr. Appio's annual base salary to $1,200,000 effective February 25, 2023 and his target annual cash bonus opportunity to 125% of his base salary commencing with his 2023 bonus.

In addition, the Committee also determined that Mr. Appio's annual aggregate target equity incentive compensation opportunity will be set at $11,000,000 commencing with annual equity awards to be made in 2023. For 2023, Mr. Appio's annual equity award will be granted in the form of performance share units (subject to achievement of performance-based vesting conditions) and service-based restricted stock units. This amount reflects only the target value of Mr. Appio's annual equity incentive awards; the actual value that may be realized by Mr. Appio in connection with these equity incentive awards will depend on the level of achievement of the applicable performance goals and satisfaction of the applicable service-vesting conditions.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information required under this Item is incorporated herein by reference from information included in the 2023 Proxy Statement.

The Board of Directors has adopted a code of ethics (the "Code of Conduct") that applies to our employees, including the Chief Executive Officer, Chief Financial Officer, the principal accounting officer, controller, and all vice presidents and above in the finance department of the Company worldwide. A copy of the Code of Conduct can be found on our website at: *www.bauschhealth.com*. We intend to satisfy the SEC disclosure requirements regarding amendments to, or waivers from, any provisions of our Code of Conduct on our website.

Item 11. Executive Compensation

Information required under this Item relating to executive compensation is incorporated herein by reference from information included in the 2023 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required under this Item relating to securities authorized for issuance under equity compensation plans and to security ownership of certain beneficial owners and management is incorporated herein by reference from information included in the 2023 Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information required under this Item relating to certain relationships and transactions with related parties and about director independence is incorporated herein by reference from information included in the 2023 Proxy Statement.

Item 14. Principal Accounting Fees and Services

Information required under this Item relating to the fees for professional services rendered by our independent auditors in 2022 and 2021 is incorporated herein by reference from information included in the 2023 Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Documents filed as a part of the report:

  (1) The consolidated financial statements required to be filed in the Annual Report on Form 10-K are listed on page F-1 hereof.

  (2) Exhibits

  All schedules are omitted because they are not applicable, or the required information is included in the financial statements or notes.

Item 16. Form 10-K Summary

  None.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Description
3.1	Certificate of Continuation, dated August 9, 2013, originally filed as Exhibit 3.1 to the Company's Current Report on Form 8-K filed on August 13, 2013, which is incorporated by reference herein.
3.2	Notice of Articles of Valeant Pharmaceuticals International, Inc., dated August 9, 2013, originally filed as Exhibit 3.2 to the Company's Current Report on Form 8-K filed on August 13, 2013, which is incorporated by reference herein.
3.3	Articles of Valeant Pharmaceuticals International, Inc., dated August 8, 2013, originally filed as Exhibit 3.3 to the Company's Current Report on Form 8-K filed on August 13, 2013, which is incorporated by reference herein.
3.4	Notice of Articles of Bausch Health Companies Inc., as of July 16, 2018, originally filed as Exhibit 3.1 to the Company's Current Report on Form 8-K filed on July 16, 2018, which is incorporated by reference herein.
3.5	Articles of Bausch Health Companies Inc., as of July 13, 2018, originally filed as Exhibit 3.2 to the Company's Current Report on Form 8-K filed on July 16, 2018, which is incorporated by reference herein.
4.1	Indenture, dated as of March 21, 2017, by and among Valeant Pharmaceuticals International, Inc., the guarantors party thereto, The Bank of New York Mellon, as trustee and the notes collateral agents party thereto, governing the 6.500% Senior Secured Notes due 2022 and the 7.000% Senior Secured Notes due 2024, originally filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on March 21, 2017, which is incorporated by reference herein.
4.2	Indenture, dated as of October 17, 2017, by and among Valeant Pharmaceuticals International, Inc., the guarantors party thereto, The Bank of New York Mellon, as trustee and the notes collateral agents party thereto, governing the 5.500% Senior Secured Notes due 2025, originally filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on October 17, 2017, which is incorporated by reference herein.
4.3	Indenture, dated as of December 18, 2017, by and among Valeant Pharmaceuticals International, Inc., the guarantors party thereto and The Bank of New York Mellon, as trustee, governing the 9.000% Senior Notes due 2025, originally filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on December 18, 2017, which is incorporated by reference herein.
4.4	Indenture, dated as of March 26, 2018, by and among Valeant Pharmaceuticals International, Valeant Pharmaceuticals International, Inc., the other guarantors party thereto and The Bank of New York Mellon, as trustee, governing the 9.250% Senior Secured Notes due 2026, originally filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on March 27, 2018, which is incorporated by reference herein.
4.5	Indenture, dated as of June 1, 2018, by and among Valeant Pharmaceuticals International, Valeant Pharmaceuticals international, Inc., the other guarantors party thereto and The Bank of New York Mellon, as trustee, governing the 8.500% Senior Secured Notes due 2027, originally filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on June 1, 2018, which is incorporated by reference herein.
4.6	Indenture, dated as of March 8, 2019, by and among Bausch Health Companies Inc., the guarantors named therein, The Bank of New York Mellon Trust Company, N.A., as trustee, and the notes collateral agents party thereto, governing the 5.750% Senior Secured Notes due 2027, originally filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on March 8, 2019, which is incorporated by reference herein.
4.7	Indenture, dated as of May 23, 2019, by and among Bausch Health Companies Inc., the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee, governing the 7.000% Senior Notes due 2028 and the 7.250% Senior Notes due 2029, originally filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on May 24, 2019, which is incorporated by reference herein.
4.8	Indenture, dated as of December 30, 2019, by and among Bausch Health Companies Inc., the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee, governing the 5.000% Senior Notes due 2028 and the 5.250% Senior Notes due 2030, originally filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on December 30, 2019, which is incorporated by reference herein.
4.9	Indenture, dated as of May 26, 2020, by and among Bausch Health Companies Inc., the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee, governing the 6.250% Senior Notes due 2029, originally filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on May 26, 2020, which is incorporated by reference herein.
4.10	Indenture, dated as of December 3, 2020, by and among Bausch Health Companies Inc., the guarantors named therein and The Bank of New York Mellon, N.A., as trustee, governing the 5.000% Senior Notes due 2029 and the 5.250% Senior Notes due 2031, originally filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on December 3, 2020, which is incorporated by reference herein.
4.11	Indenture, dated as of June 8, 2021, by and among Bausch Health Companies Inc., the guarantors named therein and The Bank of New York Mellon, N.A., as trustee, governing the 4.875% Senior Notes due 2028, originally filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on June 8, 2021, which is incorporated by reference herein.

4.12	Indenture, dated as of February 10, 2022, by and among Bausch Health Companies Inc., the guarantors named therein, The Bank of New York Mellon, N.A., as trustee and the notes collateral agents party thereto, governing the 6.125% Senior Secured Notes due 2027, originally filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on February 10, 2022, which is incorporated by reference herein.
4.13	Indenture, dated as of September 30, 2022, by and among Bausch Health Companies Inc., the guarantors party thereto, The Bank of New York Mellon, as trustee, and the notes collateral agents party thereto, governing the 11.00% Senior Secured Notes due 2028, originally filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed on October 4, 2022, which is incorporated by reference herein.
4.14	Indenture, dated as of September 30, 2022, by and among Bausch Health Companies Inc., the guarantors party thereto, The Bank of New York Mellon, as trustee, and the notes collateral agents party thereto, governing the 14.00% Senior Secured Notes due 2030, originally filed as Exhibit 4.2 to the Company's Current Report on Form 8-K filed on October 4, 2022, which is incorporated by reference herein.
4.15	Indenture, dated as of September 30, 2022, by and among 1375209 B.C. Ltd., The Bank of New York Mellon, as trustee, and The Bank of New York Mellon, as notes collateral agent, governing the 9.00% Senior Secured Notes due 2028, originally filed as Exhibit 4.3 to the Company's Current Report on Form 8-K filed on October 4, 2022, which is incorporated by reference herein.
4.16	Form of Common Share Certificate of Bausch Health Companies Inc., originally filed as Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 16, 2018, which is incorporated by reference herein.
4.17	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, As Amended, originally filed as Exhibit 4.12 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed on February 19, 2020, which is incorporated by reference herein.
4.18	Sixteenth Supplemental Indenture, dated as of September 14, 2022, by and among Bausch Health Americas, Inc. and the Bank of New York Mellon, as trustee, amending that certain Indenture dated as of March 26, 2018 relating to the BHA's 9.250% Senior Notes due 2026, originally filed as Exhibit 10.4 to the Company's Current Report on Form 10-Q filed on November 3, 2022, which is incorporated by reference herein.
4.19	Sixteenth Supplemental Indenture, dated as of September 14, 2022, by and among Bausch Health Americas, Inc. ("BHA") and the Bank of New York Mellon, as trustee, amending that certain Indenture dated as of June 1, 2018 relating to the BHA's 8.500% Senior Notes due 2027, originally filed as 10.5 to the Company's Current Report on Form 10-Q filed on November 3, 2022, which is incorporated by reference herein.
4.20	Fourteenth Supplemental Indenture, dated as of September 14, 2022, by and among Bausch Health Companies Inc. and the Bank of New York Mellon, as trustee, amending that certain Indenture dated as of May 23, 2019 relating to the Company's 7.000% Senior Notes due 2028, originally filed as 10.6 to the Company's Current Report on Form 10-Q filed on November 3, 2022, which is incorporated by reference herein.
4.21	Fourteenth Supplemental Indenture, dated as of September 14, 2022, by and among Bausch Health Companies Inc. and the Bank of New York Mellon, as trustee, amending that certain Indenture dated as of December 30, 2019 relating to the Company's 5.000% Senior Notes due 2028, originally filed as 10.7 to the Company's Current Report on Form 10-Q filed on November 3, 2022, which is incorporated by reference herein.
4.22	Fifteenth Supplemental Indenture, dated as of September 28, 2022, by and among Bausch Health Companies Inc. and the Bank of New York Mellon, as trustee, amending that certain Indenture dated as of May 23, 2019 relating to the Company's 7.250% Senior Notes due 2029, originally filed as 10.8 to the Company's Current Report on Form 10-Q filed on November 3, 2022, which is incorporated by reference herein.
10.1	Bausch Health Companies Inc. Further Amended and Restated 2014 Omnibus Incentive Plan, effective as of April 28, 2020 (the "Amended and Restated 2014 Omnibus Incentive Plan"), originally filed as Exhibit 10.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2020 filed on February 24, 2021, which is incorporated by reference herein.†
10.2	Form of Matching Restricted Stock Unit Agreement (Matching Units) under the Amended and Restated 2014 Omnibus Incentive Plan, originally filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 filed on August 7, 2018, which is incorporated by reference herein.†
10.3	Form of 2016 Stock Option Grant Agreement under the Amended and Restated 2014 Omnibus Incentive Plan, originally filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 filed on May 6, 2019, which is incorporated by reference herein.†
10.4	Form of Stock Option Grant Agreement (Nonstatutory Stock Options), under the Amended and Restated 2014 Omnibus Incentive Plan, originally filed as Exhibit 10.3 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2017 filed on February 28, 2018, which is incorporated by reference herein.†
10.5	Form of Director Restricted Share Units Award Agreement (Annual Grants), under the Amended and Restated 2014 Omnibus Incentive Plan, originally filed as Exhibit 10.6 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2017 filed on February 28, 2018, which is incorporated by reference herein. †

10.6	Form of Stock Option Grant Agreement (Nonstatutory Stock Options), under the Amended and Restated 2014 Omnibus Incentive Plan, originally filed as Exhibit 10.17 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2016 filed on March 1, 2017, which is incorporated by reference herein.†
10.7	Form of 2018 Share Unit Grant Agreement (Performance Vesting) (Performance Restricted Share Units), under the Amended and Restated 2014 Omnibus Incentive Plan, originally filed as Exhibit 10.11 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2017 filed on February 28, 2018, which is incorporated by reference herein.†
10.8	Form of RSU Grant Agreement, originally filed as Exhibit 10.13 to the Company's Current Report on Form 10-Q filed on May 10, 2022, which is incorporated by reference herein. ††
10.9	Form of 2018 Restricted Stock Unit Agreement, under the Amended and Restated 2014 Omnibus Incentive Plan, originally filed as Exhibit 10.12 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2017 filed on February 28, 2018, which is incorporated by reference herein.†
10.10	Form of Option Grant Agreement, originally filed as Exhibit 10.14 to the Company's Current Report on Form 10-Q filed on May 10, 2022, which is incorporated by reference herein. ††
10.11	Form of 2018 Stock Option Grant Agreement (Nonstatutory Stock Options), under the Amended and Restated 2014 Omnibus Incentive Plan, originally filed as Exhibit 10.13 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2017 filed on February 28, 2018, which is incorporated by reference herein.†
10.12	Form of 2021 Share Unit Grant Agreement (Performance Vesting) (Performance Restricted Share Units), under the Amended and Restated 2014 Omnibus Incentive Plan, originally filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 filed on May 4, 2021, which is incorporated by reference herein.†
10.13	Form of 2021 Share Unit Grant Agreement (TSR Performance Restricted Share Units), under the Amended and Restated 2014 Omnibus Incentive Plan, originally filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 filed on November 2, 2021, which is incorporated by reference herein.†
10.14	Valeant Pharmaceuticals International, Inc. 2011 Omnibus Incentive Plan (the "2011 Omnibus Incentive Plan"), effective as of April 6, 2011, as amended on and approved by the shareholders on May 16, 2011, originally filed as Annex A to the Company's Management Proxy Circular and Proxy Statement on Schedule 14A filed on April 14, 2011, as amended by the Supplement dated May 10, 2011 to the Company's Management Proxy Circular and Proxy Statement filed on May 10, 2011, which is incorporated by reference herein.†
10.15	Bausch Health Companies Inc. Further Amended and Restated 2014 Omnibus Incentive Plan, effective as of June 21, 2022, originally filed as Exhibit B to the Company's definitive proxy statement (File No. 001-14956) filed on May 2, 2022, which is incorporated by reference herein. ††
10.16	Form of Stock Option Grant Agreement under the 2011 Omnibus Incentive Plan, originally filed as Exhibit 10.2 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed on February 28, 2012, which is incorporated by reference herein.†
10.17	Form of Spinoff Bonus Program Letter Agreement dated November 2, 2020, originally filed as Exhibit 10.14 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2020 filed on February 24, 2021, which is incorporated by reference herein.†
10.18	Valeant Pharmaceuticals International, Inc. Directors Share Unit Plan, effective May 16, 2011, originally filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2011 filed on August 8, 2011, which is incorporated by reference herein.†
10.19	Employment Agreement, dated as of April 25, 2016, between Valeant Pharmaceuticals International, Inc. and Joseph C. Papa, originally filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 27, 2016, which is incorporated by reference herein.†
10.20	Employment Agreement, dated July 8, 2016, between Valeant Pharmaceuticals International, Inc. and Christina Ackermann, originally filed as Exhibit 10.23 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2016 filed on March 1, 2017, which is incorporated by reference herein.†
10.21	Amended and Restated Employment Agreement, dated February 18, 2022, between Bausch Health Companies Inc. and Thomas Appio, originally filed as Exhibit 10.20 on the Company's Annual Report on Form 10-K filed on February 23, 2022, which is incorporated by reference herein. †
10.22	Employment Agreement, dated August 2, 2018, between Bausch Health Companies Inc. and Joseph F. Gordon, originally filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 filed on May 6, 2019, which is incorporated by reference herein.†
10.23	Employment Agreement, dated as of October 20, 2021, by and between Bausch Health Companies Inc. and Tom Vadaketh, originally filed as 10.7 to the Company's Current Report on Form 10-Q filed on August 9, 2022, which is incorporated by reference herein. ††

10.24	Employment Agreement, dated as of December 3, 2021, by and between Bausch Health Companies Inc. and Seana Carson, originally filed as 10.8 to the Company's Current Report on Form 10-Q filed on August 9, 2022, which is incorporated by reference herein. ††
10.25	Employment Agreement, dated as of June 1, 2021, between Bausch Health Companies Inc. and Sam Eldessouky, originally filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 filed on August 3, 2021, which is incorporated by reference herein.†
10.26	First Incremental Amendment, dated as of November 27, 2018, to the Fourth Amended and Restated Credit and Guaranty Agreement, by and among Bausch Health Companies Inc., Valeant Pharmaceuticals International, certain subsidiaries of Bausch Health Companies Inc. as guarantors, each of the financial institutions named therein as lenders and issuing banks and Barclays Bank PLC, as Administrative Agent, originally filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 27, 2018, which is incorporated by reference herein and which First Incremental Amendment appends, as an exhibit thereto, a copy of such Fourth Amended and Restated Credit and Guaranty Agreement, as amended to date.
10.27	Second Amendment to the Fourth Amended & Restated Credit and Guaranty Agreement, dated as of May 10, 2022, among Bausch Health Companies Inc., Bausch Health Americas, Inc., certain other subsidiaries of the Company as subsidiary guarantors, each of the financial institutions named therein as lenders and issuing banks and Barclays Bank PLC, as Administrative Agent, originally filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 10, 2022, which is incorporated by reference herein.
10.28	Credit Agreement, dated as of May 10, 2022, among Bausch + Lomb Corporation, certain subsidiaries of the Company as subsidiary guarantors, each of the financial institutions named therein as lenders and issuing banks, Citibank, N.A., as Revolving Facility Administrative Agent and Goldman Sachs Bank USA, as Term Facility Administrative Agent, originally filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on May 10, 2022, which is incorporated by reference herein.
10.29	Amended and Restated Supply Agreement dated October 25, 2018 among Salix Pharmaceuticals, Inc., Valeant Pharmaceuticals Ireland Limited, Valeant Pharmaceuticals Luxembourg s.à r.l. and Alfasigma S.p.A., originally filed as Exhibit 10.25 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed on February 20, 2019, which is incorporated by reference herein.
10.30	Amended and Restated License Agreement dated August 6, 2012 by and between Alfa Wassermann S.p.A. and Salix Pharmaceuticals, Inc., originally filed as Exhibit 10.95 to Salix Pharmaceutical Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 filed on November 8, 2012, which is incorporated by reference herein.
10.31	Letter Amendment dated September 5, 2012 by and between Alfa Wassermann S.p.A. and Salix Pharmaceuticals, Inc., originally filed as Exhibit 10.100 to Salix Pharmaceutical Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 filed on November 8, 2012, which is incorporated by reference herein.
10.32	Amendment No. 2 to the Amended and Restated License Agreement dated October 25, 2018 among Salix Pharmaceuticals, Inc., Valeant Pharmaceuticals Ireland Limited, Valeant Pharmaceuticals Luxembourg s.à r.l. and Alfasigma S.p.A., originally filed as Exhibit 10.28 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed on February 20, 2019, which is incorporated by reference herein.
10.33	Trademark License Agreement (Alfa to Salix) dated August 6, 2012 by and between Alfa Wassermann Hungary Kft. and Salix Pharmaceuticals, Inc., originally filed as Exhibit 10.98 to Salix Pharmaceutical Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 filed on November 8, 2012, which is incorporated by reference herein.
10.34	Restatement Agreement, dated as of June 1, 2018, among Valeant Pharmaceuticals International, Inc., Valeant Pharmaceuticals International, certain subsidiaries of Valeant Pharmaceuticals International, Inc. as guarantors, each of the financial institutions named therein as lenders and issuing banks and Barclays Bank PLC, as Administrative Agent, originally filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 1, 2018, which is incorporated by reference herein.
10.35	Amended and Restated Asset Purchase Agreement dated January 4, 2019 among Bausch Health Companies Inc., Bausch Health Ireland Limited, Synergy Pharmaceuticals Inc. and Synergy Advanced Pharmaceuticals, Inc., originally filed as Exhibit 10.32 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed on February 20, 2019, which is incorporated by reference herein. ††
10.36	Stipulation of Settlement dated December 15, 2019 in the U.S. Securities Litigation, originally filed as Exhibit 10.30 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2019 filed on February 19, 2020, which is incorporated by reference herein. ††
10.37	Director Nomination and Appointment Agreement, dated February 23, 2021, by and among Bausch Health Companies Inc., Carl C. Icahn and the persons and entities listed therein, originally filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 24, 2021, which is incorporated by reference herein. ††
10.38	Arrangement Agreement by and between Bausch Health Companies Inc. and Bausch + Lomb Corporation and the other parties thereto, dated as of April 28, 2022, originally filed as Exhibit 99.1 to the Company's Current Report on Form 8-K filed on April 28, 2022, which is incorporated by reference herein. †#

10.39	Master Separation Agreement by and between Bausch Health Companies Inc. and Bausch + Lomb Corporation, dated as of March 30, 2022, originally filed as Exhibit 99.1 to the Company's Current Report on Form 8-K filed on March 30, 2022, which is incorporated by reference herein.†#
10.40	Amendment to Master Separation Agreement by and between Bausch Health Companies Inc. and Bausch + Lomb Corporation, dated as of April 28, 2022, originally filed as Exhibit 99.2 to the Company's Current Report on Form 8-K filed on April 28, 2022, which is incorporated by reference herein.
10.41	Transition Services Agreement by and between Bausch Health Companies Inc. and Bausch + Lomb Corporation, dated as of March 30, 2022, originally filed as Exhibit 99.2 to the Company's Current Report on Form 8-K filed on March 30, 2022, which is incorporated by reference herein †#
10.42	Tax Matters Agreement by and between Bausch Health Companies Inc. and Bausch + Lomb Corporation, dated as of March 30, 2022, originally filed as Exhibit 99.3 to the Company's Current Report on Form 8-K filed on March 30, 2022, which is incorporated by reference herein †#
10.43	Amendment to Tax Matters Agreement by and between Bausch Health Companies Inc. and Bausch + Lomb Corporation, dated as of April 28, 2022, originally filed as Exhibit 99.3 to the Company's Current Report on Form 8-K filed on April 28, 2022, which is incorporated by reference herein.
10.44	Employee Matters Agreement by and between Bausch Health Companies Inc. and Bausch + Lomb Corporation, dated as of March 30, 2022, originally filed as Exhibit 99.4 to the Company's Current Report on Form 8-K filed on March 30, 2022, which is incorporated by reference herein †#
10.45	Intellectual Property Matters Agreement by and between Bausch Health Companies Inc. and Bausch + Lomb Corporation, dated as of March 30, 2022, originally filed as Exhibit 99.5 to the Company's Current Report on Form 8-K filed on March 30, 2022, which is incorporated by reference herein †#
10.46	Real Estate Matters Agreement by and between Bausch Health Companies Inc. and Bausch + Lomb Corporation, dated as of March 30, 2022, originally filed as Exhibit 99.6 to the Company's Current Report on Form 8-K filed on March 30, 2022, which is incorporated by reference herein †#
10.47	Registration Rights Agreement by and between Bausch Health Companies Inc. and Bausch + Lomb Corporation, dated as of March 30, 2022, originally filed as Exhibit 99.7 to the Company's Current Report on Form 8-K filed on March 30, 2022, which is incorporated by reference herein #
10.48	Loan Agreement by and between Bausch Health Companies Inc. and Bausch + Lomb Corporation, dated as of January 1, 2022, originally filed as Exhibit 10.10 to Bausch + Lomb Corporation's Registration Statement on Form S-1 filed on April 28, 2022, which is incorporated by reference herein.
10.49	Assignment, Assumption and Amendment Agreement between Bausch Health Companies Inc., Bausch + Lomb Corporation and Joseph Papa dated as of January 3, 2022, originally filed as Exhibit 10.18 to Bausch + Lomb Corporation's Registration Statement on Form S-1 filed on April 28, 2022, which is incorporated by reference herein. ††
10.50	Assignment, Assumption and Amendment Agreement between Bausch Health Companies Inc., Bausch + Lomb Corporation and Sam A. Eldessouky dated as of January 3, 2022, originally filed as Exhibit 10.19 to Bausch + Lomb Corporation's Registration Statement on Form S-1 filed on April 28, 2022, which is incorporated by reference herein. ††
10.51	Assignment, Assumption and Amendment Agreement between Bausch Health Companies Inc., Bausch + Lomb Corporation and Christina M. Ackermann dated as of January 3, 2022, originally filed as Exhibit 10.20 to Bausch + Lomb Corporation's Registration on Statement Form S-1 filed on April 28, 2022, which is incorporated by reference herein. ††
10.52	Assignment, Assumption and Amendment Agreement between Bausch Health Companies Inc., Bausch + Lomb Corporation and Joseph F. Gordon dated as of January 3, 2022, originally filed as Exhibit 10.21 to Bausch + Lomb Corporation's Registration Statement on Form S-1 filed on April 28, 2022, which is incorporated by reference herein. ††
21.1*	Subsidiaries of Bausch Health Companies Inc.
23.1*	Consent of PricewaterhouseCoopers LLP.
31.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certificate of the Chief Executive Officer of Bausch Health Companies Inc. pursuant to 18 U.S.C. § 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certificate of the Chief Financial Officer of Bausch Health Companies Inc. pursuant to 18 U.S.C. § 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

_____

* Filed herewith.

† Management contract or compensatory plan or arrangement.

\#   Portions of this exhibit have been omitted because they are both (i) not material and (ii) would likely cause competitive harm to Bausch Health Companies Inc. if publicly disclosed.

†† One or more exhibits or schedules to this exhibit have been omitted pursuant to Item 601(a)(5) or Item 601(b)(2) of Regulation S-K. We undertake to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon request.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAUSCH HEALTH COMPANIES INC.
(Registrant)

Date: February 23, 2023

By: /s/ THOMAS J. APPIO

Thomas J. Appio
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ THOMAS J. APPIO Thomas J. Appio	Chief Executive Officer and Director	February 23, 2023
/s/ TOM G. VADAKETH Tom G. Vadaketh	Executive Vice President, Chief Financial Officer (Principal Financial Officer)	February 23, 2023
/s/ JOHN S. BARRESI John S. Barresi	Senior Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)	February 23, 2023
/s/ JOHN A. PAULSON John A. Paulson	Chairperson of the Board, Director	February 23, 2023
/s/ RICHARD U. DE SCHUTTER Richard U. De Schutter	Director	February 23, 2023
/s/ BRETT ICAHN Brett Icahn	Director	February 23, 2023
/s/ ARGERIS N. KARABELAS Argeris N. Karabelas	Director	February 23, 2023
/s/ SARAH B. KAVANAGH Sarah B. Kavanagh	Director	February 23, 2023
/s/ STEVEN D. MILLER Steven D. Miller	Director	February 23, 2023
/s/ RICHARD C. MULLIGAN Richard C. Mulligan	Director	February 23, 2023
/s/ ROBERT N. POWER Robert N. Power	Director	February 23, 2023
/s/ RUSSEL C. ROBERTSON Russel C. Robertson	Director	February 23, 2023
/s/ THOMAS W. ROSS, SR. Thomas W. Ross, Sr.	Director	February 23, 2023
/s/ AMY B. WECHSLER Amy B. Wechsler	Director	February 23, 2023

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BAUSCH HEALTH COMPANIES INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Bausch Health Companies Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Bausch Health Companies Inc. and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of operations, of comprehensive loss, of shareholders' equity (deficit) and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Medicaid Rebates and Sales Returns Allowances

As described in Note 2 to the consolidated financial statements, gross product sales are subject to a variety of deductions in arriving at reported net product sales. The transaction price for product sales is typically adjusted for variable consideration, which may be in the form of cash discounts, allowances, returns, rebates, chargebacks and distribution fees paid to customers. The provisions for these deductions are recorded concurrently with the recognition of gross product sales revenue as a reduction in revenue. The variable consideration provisions, either recognized within accrued and other current liabilities or as a reduction of trade receivables, included $427 million related to returns allowances and $1,023 million related to rebates, including Medicaid rebates as of December 31, 2022. For certain rebate programs, such as Medicaid, provisions recognized by management are based on the terms of state government-managed programs, estimates of outstanding and future claims for end-customer sales and the sales mix. For sales returns, management estimates provisions utilizing existing return policies with customers, historical return and exchange levels, external data with respect to inventory levels in the distribution channel, external data with respect to prescription demand for products, remaining shelf lives of products at the date of sale, and estimated returns liability to be processed by year of sale based on an analysis of lot information related to actual historical returns.

The principal considerations for our determination that performing procedures relating to Medicaid rebates and sales returns allowances is a critical audit matter are (i) the significant judgment by management when developing the estimate of Medicaid rebates and sales returns allowances which is based on the terms of state government-managed Medicaid programs and existing return policies with customers; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating the terms of state government-managed Medicaid programs and existing return policies with customers and in evaluating management's significant assumptions related to estimates of outstanding and future claims for end-customer sales; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's estimation of provisions for Medicaid rebates and sales returns allowances, including controls over the assumptions used to estimate these rebates and sales returns allowances. These procedures also included, among others (i) developing an independent estimate of Medicaid rebates by utilizing third-party information on inventory levels in the distribution channel, the terms of the specific Medicaid rebate programs, and the historical trends of actual Medicaid rebate claims paid, adjusted for price and projected market conditions; (ii) comparing the independent estimate for these Medicaid rebates to management's estimates to evaluate the reasonableness of management's estimate; (iii) testing management's process for developing the estimate of sales returns allowances; (iv) evaluating the appropriateness of the method for estimating the sales returns allowances; (v) testing the completeness and accuracy of underlying data used in the estimate of sales returns allowances; (vi) evaluating the reasonableness of the sales returns allowances by considering current and historical return trends and whether assumptions related to estimates of outstanding and future claims for end-user sales were consistent with evidence obtained in other areas of the audit; and (vii) testing, on a sample basis, Medicaid rebates and sales returns claims processed by the Company, including evaluating those claims for consistency with the contractual terms of the Company's arrangements and policies. Professionals with specialized skill and knowledge were used to assist in evaluating whether the Company's Medicaid rebate program policies and methodology for estimating Medicaid rebates are compliant with the Center for Medicare and Medicaid Services (CMS) and federal regulations.

Goodwill Impairment Assessments – Ortho Dermatologics, Vision Care, Ophthalmic Pharmaceuticals, Surgical and Neurology and Other Reporting Units

As described in Notes 2 and 8 to the consolidated financial statements, the Company's goodwill balance was $11,547 million as of December 31, 2022, and the goodwill associated with the Ortho Dermatologics reporting unit, the Bausch + Lomb segment, and the Neurology and Other reporting unit was $480 million, $5,246 million, and $1,439 million, respectively. The Bausch + Lomb segment consists of the Vision Care, Ophthalmic Pharmaceuticals, and Surgical reporting units. Goodwill is not amortized but is tested for impairment at least annually as of October 1st at the reporting unit level. An interim goodwill impairment test in advance of the annual impairment assessment may be required if events occur that indicate an impairment might be present. Where the qualitative assessment suggested that it was more likely than not that the fair value of a reporting

unit was less than its carrying amount, a quantitative fair value test was performed for that reporting unit. Goodwill impairment is measured by the amount the carrying value exceeds the fair value. Fair value of each reporting unit is estimated by management using a discounted cash flow model. During the first, second and third quarters of 2022, increased interest rates and other macroeconomic factors suggested the fair value of the Ortho Dermatologics reporting unit could be less than its carrying value, and therefore, quantitative fair value tests were performed, resulting in no impairment to goodwill as of March 31, 2022, and the recognition of goodwill impairments of $83 million and $119 million as of June 30, 2022 and September 30, 2022, respectively. In addition, during the second quarter of 2022, the equity and bond markets were negatively impacted by various macroeconomic and geopolitical factors, and therefore, separate quantitative fair value tests were performed for the Vision Care, Ophthalmic Pharmaceuticals, and Surgical reporting units of the Bausch + Lomb segment, resulting in no impairment to goodwill as of June 30, 2022. During the annual goodwill impairment test as of October 1, 2022, management performed separate quantitative fair value tests for the Neurology and Other, Vision Care, Ophthalmic Pharmaceuticals, and Surgical reporting units. As a result of revisions to long-term expectations to reflect changes in payer demands, health care legislation, and other regulations for the Neurology and Other reporting unit, management determined goodwill was impaired and the Company recognized a goodwill impairment of $622 million for the Neurology and Other reporting unit. Utilizing the most recent cash flow projections to reflect current market conditions and current trends in business performance for the Vision Care, Ophthalmic Pharmaceuticals, and Surgical reporting units, management determined there was no impairment to goodwill. Management's discounted cash flow model relies on assumptions regarding revenue growth rates, gross profit, projected working capital needs, selling, general and administrative expenses, research and development expenses, capital expenditures, income tax rates, discount rates and terminal growth rates.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessments of the Ortho Dermatologics, Vision Care, Ophthalmic Pharmaceuticals, Surgical, and Neurology and Other reporting units is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the reporting units; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to revenue growth rates, discount rates, and terminal growth rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment assessments, including controls over the valuation of the Ortho Dermatologics, Vision Care, Ophthalmic Pharmaceuticals, Surgical, and Neurology and Other reporting units. These procedures also included, among others (i) testing management's process for developing the fair value estimate of the Ortho Dermatologics, Vision Care, Ophthalmic Pharmaceuticals, Surgical, and Neurology and Other reporting units; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness and accuracy of underlying data used in the discounted cash flow model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to revenue growth rates, discount rates, and terminal growth rates. Evaluating management's significant assumptions related to revenue growth rates involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting units; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the Company's discounted cash flow model and (ii) the reasonableness of the discount rates and terminal growth rates significant assumptions.

Interim Finite-Lived Intangible Assets and Goodwill Impairment Assessments - Xifaxan® Finite-Lived Intangible Assets and Salix Reporting Unit

As described in Notes 2 and 8 to the consolidated financial statements, the Company's finite-lived intangible assets associated with Xifaxan® and goodwill associated with the Salix reporting unit was $2,693 million and $3,159 million, respectively, as of December 31, 2022. Xifaxan® represents approximately 80% of the Salix reporting unit's revenue. Goodwill is not amortized but is tested for impairment at least annually as of October 1st at the reporting unit level. Both goodwill and finite-lived intangible assets are tested for impairment if events occur that indicate an impairment might be present. If indicators of impairment are present, impairment is measured by the amount the carrying value exceeds the fair value. During the third quarter of 2022, a court held, that among other findings, that certain U.S. patents protecting the composition and use of Xifaxan® were invalid (the "Norwich Legal Decision"). The ultimate outcome of this decision and other potential future related developments could impact the timing and extent of future revenues and cash flows associated with Xifaxan®. Therefore, management performed an assessment of the Xifaxan® finite-lived intangible assets and the Salix reporting unit's goodwill for potential impairment, resulting in no impairment as of September 30, 2022. Management performed the assessments of the Xifaxan® finite-lived intangible assets and Salix reporting unit using a probability-weighted undiscounted and discounted cash flow analyses, respectively. Management's probability-weighted undiscounted and discounted cash flow analyses have a base case and different scenarios representing a range of different outcomes which address the timing of loss of exclusivity for Xifaxan®. Management assigned a probability weighting to each scenario and calculated a weighted average of the valuations

derived from the undiscounted and discounted cash flows under each scenario. Management's probability-weighted undiscounted cash flow analysis for valuing the Xifaxan® finite-lived intangible assets also relies on assumptions regarding revenue growth rates, gross profit, selling, general and administrative expenses, and research and development expenses. Management's probability-weighted discounted cash flow analysis for valuing the Salix reporting unit also relies on assumptions regarding revenue growth rates, gross profit, projected working capital needs, selling, general and administrative expenses, research and development expenses, capital expenditures, income tax rate, discount rate and terminal growth rate.

The principal considerations for our determination that performing procedures relating to the interim finite-lived intangible assets and goodwill impairment assessments of the Xifaxan® finite-lived intangible assets and Salix reporting unit is a critical audit matter are (i) the significant judgment by management when developing the undiscounted cash flows associated with the Xifaxan® finite-lived intangible assets and when developing the fair value of the Salix reporting unit; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating the probability weighting assigned to each scenario to address the estimated timing of the potential loss of exclusivity for the Xifaxan® product and in evaluating management's significant assumptions related to revenue growth rates used in developing the undiscounted cash flows for the Xifaxan® finite-lived intangible assets and fair value of the Salix reporting unit and the discount rate and terminal growth rate used in developing the fair value of the Salix reporting unit; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's finite-lived intangible assets and goodwill impairment assessments, including controls over the valuation of the Xifaxan® finite-lived intangible assets and Salix reporting unit. These procedures also included, among others (i) testing management's process for developing the undiscounted cash flows associated with the Xifaxan® finite-lived intangible assets and developing the fair value of the Salix reporting unit; (ii) evaluating the appropriateness of the probability-weighted undiscounted and discounted cash flow analyses; (iii) testing the completeness and accuracy of underlying data used in the undiscounted and discounted cash flow analyses; and (iv) evaluating the reasonableness of the probability weighting assigned to each scenario to address the estimated timing of the potential loss of exclusivity for the Xifaxan® product and management's significant assumptions related to revenue growth rates used in developing the undiscounted cash flows for the Xifaxan® finite-lived intangible assets and fair value of the Salix reporting unit and the discount rate and terminal growth rate used in developing the fair value the Salix reporting unit. Evaluating the reasonableness of the probability weighting assigned to each scenario to address the estimated timing of the potential loss of exclusivity involved considering (i) the consistency with reports issued by investment analysts related to the timing of when a generic version of Xifaxan® could potentially launch; (ii) the consistency with internal and external briefings; and (iii) whether the estimated timing of the potential loss of exclusivity was consistent with evidence obtained in other areas of the audit. Evaluating management's significant assumptions related to revenue growth rates for the Xifaxan® finite-lived intangible assets and Salix reporting unit involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the Xifaxan® product line and Salix reporting unit; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the Company's probability-weighted discounted cash flow analyses and (ii) the reasonableness of the discount rate and terminal growth rate significant assumptions for the Salix reporting unit.

/s/ PricewaterhouseCoopers LLP
Florham Park, New Jersey
February 23, 2023

We have served as the Company's auditor since 2012.

BAUSCH HEALTH COMPANIES INC.
CONSOLIDATED BALANCE SHEETS
(in millions, except share amounts)

	December 31,	
	2022	**2021**
Assets		
Current assets:		
Cash and cash equivalents	$ 564	$ 582
Restricted cash and other settlement deposits	27	1,537
Trade receivables, net	1,790	1,775
Inventories, net	1,090	993
Prepaid expenses and other current assets	776	720
Total current assets	4,247	5,607
Property, plant and equipment, net	1,600	1,598
Intangible assets, net	5,800	6,948
Goodwill	11,547	12,457
Deferred tax assets, net	2,166	2,252
Other non-current assets	326	340
Total assets	$ 25,686	$ 29,202
Liabilities		
Current liabilities:		
Accounts payable	$ 521	$ 407
Accrued and other current liabilities	2,988	4,791
Current portion of long-term debt	432	—
Total current liabilities	3,941	5,198
Acquisition-related contingent consideration	208	202
Non-current portion of long-term debt	20,334	22,654
Deferred tax liabilities, net	202	529
Other non-current liabilities	741	653
Total liabilities	25,426	29,236
Commitments and contingencies (Notes 20 and 21)		
Equity (Deficit)		
Common shares, no par value, unlimited shares authorized, 361,898,846 and 359,405,748 issued and outstanding at December 31, 2022 and 2021, respectively	10,391	10,317
Additional paid-in capital	159	462
Accumulated deficit	(9,186)	(8,961)
Accumulated other comprehensive loss	(2,056)	(1,924)
Total Bausch Health Companies Inc. shareholders' deficit	(692)	(106)
Noncontrolling interest	952	72
Total equity (deficit)	260	(34)
Total liabilities and equity (deficit)	$ 25,686	$ 29,202

The accompanying notes are an integral part of these consolidated financial statements.

BAUSCH HEALTH COMPANIES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share amounts)

	Years Ended December 31,		
	2022	**2021**	**2020**
Revenues			
Product sales	$ 8,046	$ 8,342	$ 7,924
Other revenues	78	92	103
	8,124	8,434	8,027
Expenses			
Cost of goods sold (excluding amortization and impairments of intangible assets)	2,336	2,361	2,202
Cost of other revenues	28	33	47
Selling, general and administrative	2,625	2,624	2,367
Research and development	529	465	452
Amortization of intangible assets	1,215	1,375	1,645
Goodwill impairments	824	469	—
Asset impairments, including loss on assets held for sale	15	234	114
Restructuring, integration, separation and IPO costs	63	50	22
Other expense, net	35	373	502
	7,670	7,984	7,351
Operating income	454	450	676
Interest income	14	7	13
Interest expense	(1,464)	(1,426)	(1,534)
Gain (loss) on extinguishment of debt	875	(62)	(59)
Foreign exchange and other	(8)	7	(30)
Loss before income taxes	(129)	(1,024)	(934)
(Provision for) benefit from income taxes	(83)	87	375
Net loss	(212)	(937)	(559)
Net income attributable to noncontrolling interest	(13)	(11)	(1)
Net loss attributable to Bausch Health Companies Inc.	$ (225)	$ (948)	$ (560)
Basic and diluted loss per share attributable to Bausch Health Companies Inc.	$ (0.62)	$ (2.64)	$ (1.58)
Basic and diluted weighted-average common shares	362.0	358.9	355.0

The accompanying notes are an integral part of these consolidated financial statements.

BAUSCH HEALTH COMPANIES INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in millions)

| | Years Ended December 31, | | |
	2022	2021	2020
Net loss	$ (212)	$ (937)	$ (559)
Other comprehensive loss			
Pension and postretirement benefit plan adjustments:			
Net actuarial gain (loss) arising during the year	(4)	24	(15)
Amortization of prior service credit	(3)	(4)	(4)
Amortization or settlement recognition of net loss	10	10	1
Income tax (expense) benefit	(3)	1	2
Foreign currency impact	1	(3)	—
Net pension and postretirement benefit plan adjustments	1	28	(16)
Foreign currency translation adjustment	(257)	(158)	(29)
Other comprehensive loss	(256)	(130)	(45)
Comprehensive loss	(468)	(1,067)	(604)
Comprehensive income attributable to noncontrolling interest	(26)	(12)	(3)
Comprehensive loss attributable to Bausch Health Companies Inc.	$ (494)	$ (1,079)	$ (607)

The accompanying notes are an integral part of these consolidated financial statements.

BAUSCH HEALTH COMPANIES INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
(in millions)

	Bausch Health Companies Inc. Shareholders' Equity							
	Common Shares		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Bausch Health Companies Inc. Shareholders' Equity (Deficit)	Noncontrolling Interest	Total Equity (Deficit)
	Shares	Amount						
Balance, January 1, 2020	**352.6**	**$ 10,172**	**$ 429**	**$ (7,452)**	**$ (2,086)**	**$ 1,063**	**$ 73**	**$ 1,136**
Effect of application of new accounting standard: financial instruments - credit losses	—	—	—	(1)	—	(1)	—	(1)
Common shares issued under share-based compensation plans	2.8	55	(50)	—	—	5	—	5
Share-based compensation	—	—	105	—	—	105	—	105
Employee withholding taxes related to share-based awards	—	—	(30)	—	—	(30)	—	(30)
Noncontrolling interest distributions	—	—	—	—	—	—	(6)	(6)
Net (loss) income	—	—	—	(560)	—	(560)	1	(559)
Other comprehensive income (loss)	—	—	—	—	(47)	(47)	2	(45)
Balance, December 31, 2020	**355.4**	**10,227**	**454**	**(8,013)**	**(2,133)**	**535**	**70**	**605**
Common shares issued under share-based compensation plans	4.0	90	(68)	—	—	22	—	22
Share-based compensation	—	—	128	—	—	128	—	128
Employee withholding taxes related to share-based awards	—	—	(52)	—	—	(52)	—	(52)
Release of foreign currency translation losses upon disposal of assets held for sale	—	—	—	—	340	340	—	340
Noncontrolling interest distributions	—	—	—	—	—	—	(10)	(10)
Net (loss) income	—	—	—	(948)	—	(948)	11	(937)
Other comprehensive (loss) income	—	—	—	—	(131)	(131)	1	(130)
Balance, December 31, 2021	**359.4**	**10,317**	**462**	**(8,961)**	**(1,924)**	**(106)**	**72**	**(34)**
Proceeds from B+L initial public offering, net of costs (Note 2)	—	—	(327)	—	137	(190)	865	675
Common shares issued under share-based compensation plans	2.5	74	(71)	—	—	3	—	3
Share-based compensation	—	—	126	—	—	126	—	126
Employee withholding taxes related to share-based awards	—	—	(31)	—	—	(31)	—	(31)
Noncontrolling interest distributions	—	—	—	—	—	—	(11)	(11)
Net (loss) income	—	—	—	(225)	—	(225)	13	(212)
Other comprehensive (loss) income	—	—	—	—	(269)	(269)	13	(256)
Balance, December 31, 2022	**361.9**	**$ 10,391**	**$ 159**	**$ (9,186)**	**$ (2,056)**	**$ (692)**	**$ 952**	**$ 260**

The accompanying notes are an integral part of these consolidated financial statements.

BAUSCH HEALTH COMPANIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Years Ended December 31,		
	2022	2021	2020
Cash Flows From Operating Activities			
Net loss	$ (212)	$ (937)	$ (559)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization of intangible assets	1,394	1,552	1,825
Amortization and write-off of debt discounts and debt issuance costs	99	55	61
Asset impairments, including loss on assets held for sale	15	234	114
Goodwill impairment	824	469	—
Acquisition-related contingent consideration	29	11	48
Allowances for losses on trade receivables and inventories	51	60	60
Deferred income taxes	(176)	(225)	(475)
Net gain on sale of assets	(5)	(2)	(1)
Additions to accrued legal settlements	9	569	442
Payments of accrued legal settlements	(1,572)	(351)	(168)
Share-based compensation	126	128	105
Gain excluded from hedge effectiveness	(6)	(20)	(23)
(Gain) loss on extinguishment of debt	(875)	62	59
Third party fees paid in connection with the Exchange Offer	(34)	—	—
Payments of contingent consideration adjustments, including accretion	(2)	(16)	(1)
Foreign exchange and other	3	(35)	(10)
Changes in operating assets and liabilities:			
Trade receivables	(57)	(229)	170
Inventories	(198)	(16)	(77)
Prepaid expenses and other current assets	(66)	(4)	12
Accounts payable, accrued and other liabilities	(75)	121	(471)
Net cash (used in) provided by operating activities	(728)	1,426	1,111
Cash Flows From Investing Activities			
Acquisition of businesses, net of cash acquired	(45)	—	—
Acquisition of intangible assets and other assets	(50)	(14)	(7)
Purchases of property, plant and equipment	(218)	(269)	(302)
Purchases of marketable securities	(17)	(19)	(4)
Proceeds from sale of marketable securities	22	15	8
Proceeds from sale of assets and businesses, net of costs to sell	5	669	21
Interest settlements from cross-currency swaps	—	27	23
Net cash (used in) provided by investing activities	(303)	409	(261)
Cash Flows From Financing Activities			
Issuance of long-term debt, net of discounts	6,836	2,100	3,455
Repayments of long-term debt	(7,846)	(3,440)	(5,642)
Proceeds from B+L initial public offering, net of costs	675	—	—
Payment of employee withholding taxes related to share-based awards	(31)	(52)	(30)
Payments of acquisition-related contingent consideration	(26)	(83)	(35)
Payments of financing costs	(71)	(48)	(39)
Other	(11)	10	(3)
Net cash used in financing activities	(474)	(1,513)	(2,294)
Effect of exchange rate changes on cash and cash equivalents	(23)	(19)	16
Net (decrease) increase in cash, cash equivalents, restricted cash and other settlement deposits	(1,528)	303	(1,428)
Cash, cash equivalents, restricted cash and other settlement deposits, beginning of period	2,119	1,816	3,244
Cash, cash equivalents, restricted cash and other settlement deposits, end of period	$ 591	$ 2,119	$ 1,816
Cash and cash equivalents, end of year	$ 564	$ 582	$ 605
Restricted cash and other settlement deposits, end of year	27	1,537	1,211
Cash, cash equivalents, restricted cash and other settlement deposits, end of period	$ 591	$ 2,119	$ 1,816

The accompanying notes are an integral part of these consolidated financial statements.

BAUSCH HEALTH COMPANIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. **DESCRIPTION OF BUSINESS**

Bausch Health Companies Inc. (the "Company" or "Bausch Health") is a multinational, specialty pharmaceutical and medical device company that develops, manufactures and markets, primarily in the therapeutic areas of gastroenterology ("GI") and dermatology, a broad range of branded, generic and branded generic pharmaceuticals, over-the-counter ("OTC") products and medical aesthetic devices and, through its approximately 89% ownership of Bausch + Lomb Corporation ("Bausch + Lomb"), branded, and branded generic pharmaceuticals, OTC products and medical devices (contact lenses, intraocular lenses, ophthalmic surgical equipment) in the therapeutic area of eye health. The Company's products are marketed directly or indirectly in approximately 100 countries. Effective August 9, 2013, the Company continued from the federal jurisdiction of Canada to the Province of British Columbia, meaning that the Company became a company registered under the laws of the Province of British Columbia as if it had been incorporated under the laws of the Province of British Columbia. As a result of this continuance, the legal domicile of the Company became the Province of British Columbia, the Canada Business Corporations Act ceased to apply to the Company and the Company became subject to the British Columbia Business Corporations Act.

2. **SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation and Use of Estimates

The Consolidated Financial Statements have been prepared by the Company in United States ("U.S.") dollars and in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"), applied on a consistent basis. The Consolidated Financial Statements include the accounts of the Company and those of its subsidiaries and any variable interest entities for which the Company is the primary beneficiary. All intercompany transactions and balances have been eliminated.

Separation of the Bausch + Lomb Eye Health Business

On August 6, 2020, the Company announced its intentions to separate its eye health business into an independent publicly traded entity from the remainder of Bausch Health (the "B+L Separation"). In January 2022, the Company completed the internal organizational design and structure of the new eye health entity, Bausch + Lomb, as previously announced. The registration statement related to the initial public offering ("IPO") of Bausch + Lomb (the "B+L IPO") was declared effective on May 5, 2022, and Bausch + Lomb's common stock began trading on the New York Stock Exchange and the Toronto Stock Exchange, in each case under the ticker symbol "BLCO" on May 6, 2022. Prior to the effectiveness of the registration statement, Bausch + Lomb was an indirect wholly-owned subsidiary of the Company. On May 10, 2022, a wholly owned subsidiary of the Company (the "Selling Shareholder") sold 35,000,000 common shares of Bausch + Lomb, at an offering price of $18.00 per share, pursuant to the B+L IPO. In addition, the Selling Shareholder granted the underwriters an option for a period of 30 days from the date of the B+L IPO to purchase up to an additional 5,250,000 common shares to cover over-allotments at the IPO price less underwriting commissions. On May 31, 2022, the underwriters partially exercised the over-allotment option granted by the Selling Shareholder and, on June 1, 2022, the Selling Shareholder sold an additional 4,550,357 common shares of Bausch + Lomb at an offering price of $18.00 per share (less applicable underwriting discount). The remainder of the over-allotment option granted to the underwriters expired.

Upon the closing of the B+L IPO and after giving effect to the partial exercise of the over-allotment option, Bausch Health indirectly holds 310,449,643 Bausch + Lomb common shares, which represent approximately 89% of Bausch + Lomb's outstanding common shares. The aggregate net proceeds from the B+L IPO and the partial exercise of the over-allotment option by the underwriters, after deducting underwriting commissions were approximately $675 million. The Company continues to believe that completing the B+L Separation makes strategic sense. The completion of the B+L Separation is subject to the achievement of targeted debt leverage ratios and the receipt of applicable shareholder and other necessary approvals. The Company continues to evaluate all factors and considerations related to completing the B+L Separation, including the effect of the Norwich Legal Decision (see "*Xifaxan® Paragraph IV Proceedings*" of Note 20, "LEGAL PROCEEDINGS") on the B+L Separation.

The B+L IPO established two separate companies that include: (i) a diversified pharmaceutical company which includes the Company's Salix, International, Diversified (dentistry, neurology, medical dermatology and generic pharmaceutical) products, and Solta aesthetic medical device businesses and (ii) a fully integrated eye health company which consists of the Bausch + Lomb Vision Care, Surgical and Ophthalmic Pharmaceuticals businesses. Other than the effects of the B+L IPO described above, these audited Consolidated Financial Statements do not include any adjustments to give effect to the B+L Separation.

Suspended Initial Public Offering of Solta Medical Business

On August 3, 2021, the Company announced its intentions to conduct an IPO of its aesthetic medical device business, Solta Medical (formerly Global Solta) (the "Solta IPO"). In January 2022, the Company completed the internal organizational design and structure of the new Solta Medical entity, Solta Medical Corporation ("Solta" or "Solta Medical"). On June 16, 2022, as a result of challenging market conditions and other factors, the Company announced it was suspending its plans for the Solta IPO. Solta will remain part of Bausch Health, as the Company plans to revisit alternate paths for its Solta medical aesthetic devices business.

Impacts of COVID-19 Pandemic

The unprecedented nature of the COVID-19 pandemic has had, and continues to have, an adverse impact on the global economy. The COVID-19 pandemic and the reactions of governments, private sector participants and the public in an effort to contain the spread of the COVID-19 virus and/or address its impacts have had significant direct and indirect effects on businesses and commerce. This includes, but is not limited to, disruption to supply chains, employee base and transactional activity, facilities closures and production suspensions.

The extent to which these events may continue to impact the Company's business, financial condition, cash flows and results of operations, in particular, will depend on future developments which are highly uncertain and many of which are outside the Company's control. Such developments include the availability and effectiveness of vaccines for the COVID-19 virus, the ultimate geographic spread and duration of the pandemic, COVID-19 vaccine immunization rates, the extent and duration of a resurgence of the COVID-19 virus and variant strains thereof, such as the delta and omicron variants, new information concerning the severity of the COVID-19 virus, the effectiveness and intensity of measures to contain the COVID-19 virus, and the economic impact of the pandemic and the reactions to it. Such developments, among others, depending on their nature, duration and intensity, could have a significant adverse effect on the Company's business, financial condition, cash flows and results of operations.

To date, the Company has been able to continue its operations with limited disruptions in supply and manufacturing. Although it is difficult to predict the broad macroeconomic effects that the COVID-19 pandemic will have on industries or individual companies, the Company has assessed the possible effects and outcomes of the pandemic on, among other things, its supply chain, customers and distributors, discounts and rebates, employee base, product sustainability, research and development efforts, product pipeline and consumer demand and currently believes that its estimates are reasonable.

Use of Estimates

In preparing the Company's Consolidated Financial Statements, management is required to make estimates and assumptions. This includes estimates and assumptions regarding the nature, timing and extent of the impacts that the COVID-19 pandemic will have on its operations and cash flows. The estimates and assumptions used by the Company affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates made by management include: provisions for product returns, rebates, chargebacks, discounts and allowances and distribution fees paid to certain wholesalers; useful lives of amortizable intangible assets and property, plant and equipment; expected future cash flows used in evaluating intangible assets for impairment, assessing compliance with debt covenants and making going concern assessments; reporting unit fair values for testing goodwill for impairment and allocating goodwill to new reporting unit structure on a relative fair value basis; provisions for loss contingencies; provisions for income taxes, uncertain tax positions and realizability of deferred tax assets; fair value of cross-currency swaps; fair value of foreign currency exchange contracts; and the recognition of the fair value of assets and liabilities acquired in a business combination, including the fair value of contingent consideration. Under certain product manufacturing and supply agreements, management uses information from the Company's commercialization counterparties to arrive at estimates for future returns, rebates and chargebacks.

On an ongoing basis, management reviews its estimates to ensure that these estimates appropriately reflect changes in the Company's business and new information as it becomes available. If historical experience and other factors used by management to make these estimates do not reasonably reflect future activity, the Company's Consolidated Financial Statements could be materially impacted.

Reclassifications

Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

Acquisitions

Acquired businesses are accounted for using the acquisition method of accounting, which requires that assets acquired and liabilities assumed be recorded at fair value, with limited exceptions. Transaction costs and costs to restructure the acquired company are expensed as incurred. The operating results of the acquired business are reflected in the Consolidated Financial Statements after the date of acquisition. Acquired in-process research and development ("IPR&D") is recognized at fair value and initially characterized as an indefinite-lived intangible asset, irrespective of whether the acquired IPR&D has an alternative future use. If the acquired net assets do not constitute a business, the transaction is accounted for as an asset acquisition and no goodwill is recognized. In an asset acquisition, the amount allocated to acquired IPR&D with no alternative future use is charged to expense at the acquisition date and any future contingent consideration is not recorded until it becomes probable.

Fair Value of Financial Instruments

The estimated fair values of cash and cash equivalents, trade receivables, accounts payable and accrued liabilities approximate their carrying values due to their short maturity periods. The fair value of acquisition-related contingent consideration is based on estimated discounted future cash flows or Monte Carlo Simulation (when appropriate) analyses and assessment of the probability of occurrence of potential future events.

Fair Value of Derivative Instruments

The accounting for changes in the fair value of a derivative instrument depends on whether the instrument has been designated and qualifies as part of a hedging relationship and on the type of hedging relationship. For derivative instruments designated and qualifying as hedging instruments, the hedging instrument must be designated, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of the foreign currency exposure of a net investment in a foreign operation. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in the Consolidated Statements of Operations during the current period.

Bausch + Lomb's cross-currency swaps qualified for and have been designated as an accounting hedge of the foreign currency exposure of a net investment in a foreign operation and are remeasured at each reporting date to reflect changes in their fair values. The fair value was determined via a mark-to-market analysis, using observable (Level 2) inputs. These inputs included: (i) the foreign currency exchange spot rate between the euro and U.S. dollar, (ii) the interest rate yield curves in the euro and U.S. dollar and (iii) the credit risk rating for each applicable counterparty. The net change in fair value of cross-currency swaps is reported as a gain or loss in the Consolidated Statements of Comprehensive Income (Loss) as part of Foreign currency translation adjustment to the extent they are effective, and remain in Accumulated other comprehensive loss until either the sale or complete, or substantially complete, liquidation of the subsidiary. No portion of the cross-currency swaps was ineffective. Bausch + Lomb uses the spot method of assessing hedge effectiveness. Bausch + Lomb has elected to amortize amounts excluded from the assessment of effectiveness over the term of its cross-currency swaps as a reduction of Interest expense in the Consolidated Statements of Operations.

The Company uses foreign currency exchange contracts to economically hedge the foreign exchange exposure on certain of the Company's intercompany and third party balances. The Company's foreign currency exchange contracts are remeasured at each reporting date to reflect changes in their fair values determined using forward rates, which are observable market inputs, multiplied by the notional amount. These contracts have not been designated as an accounting hedge, and therefore the net change in their fair value is reported as a gain or loss in the Consolidated Statements of Operations as part of Foreign exchange and other. Settlements of the Company's foreign currency exchange contracts are reported as a gain or loss in the Consolidated Statements of Operations as part of Foreign exchange and other and reported as operating activities in the Consolidated Statements of Cash Flows.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in bank accounts and highly liquid investments with maturities of three months or less when purchased.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities, trade receivables, cross-currency swaps and foreign currency exchange contracts.

The Company invests its excess cash in high-quality, money market instruments and term deposits with varying maturities, but typically less than three months. Cash deposited at banks may exceed the amount of insurance provided on such deposits. Generally, these cash deposits may be redeemed upon demand and are maintained with financial institutions with

reputable credit and therefore bear minimal credit risk. The Company seeks to mitigate such risks by spreading its risk across multiple counterparties and monitoring the risk profiles of these counterparties.

The Company's trade receivables primarily represent amounts due from wholesale distributors, retail pharmacies, government entities and group purchasing organizations. Outside of the U.S., concentrations of credit risk with respect to trade receivables, which are typically unsecured, are limited due to the number of customers using the Company's products, as well as their dispersion across many different geographic regions. The Company performs periodic credit evaluations of customers and does not require collateral. The Company monitors economic conditions, including volatility associated with international economies, and related impacts on the relevant financial markets and its business, especially in light of sovereign credit issues. The credit and economic conditions within Argentina, Belarus, Brazil, Greece, Russia, Serbia, South Africa, Turkey, Ukraine and Venezuela have been weak in recent years. These conditions have increased, and may continue to increase, the average length of time that it takes to collect on the Company's trade receivables outstanding in these countries.

As of December 31, 2022, the Company's three largest U.S. wholesaler customers accounted for approximately 46% of net trade receivables. In addition, as of December 31, 2022 and 2021, the Company's net trade receivable balance from Argentina, Belarus, Brazil, Greece, Russia, Serbia, South Africa, Turkey, Ukraine and Venezuela amounted to $136 million and $78 million, respectively, the majority of which is current or less than 90 days past due. The portion of the net trade receivable from these countries that is past due more than 90 days amounted to $2 million, as of December 31, 2022, a portion of which is comprised of public hospitals. Based on an analysis of credit risk, including an analysis of bad debt experience and assessment of historical payment patterns for such customers, the Company has established a reserve covering more than half of the balance past due more than 90 days for such countries. Over the three-year period ended December 31, 2022, the Company has not experienced any material losses from uncollectible accounts in excess of the established reserves.

The Company does not enter into financial instruments for trading or speculative purposes. Further, the Company has a policy of only entering into contracts with parties that have at least an investment grade credit rating. The Company enters into cross-currency swaps and foreign currency exchange contracts with high credit quality financial institutions. The counter-parties to the Company's cross-currency swaps and foreign currency exchange contracts are major financial institutions, and there is no significant concentration of exposure with any one counter-party. To date, no counterparty has failed to meet its obligations to the Company and management believes the risk of loss associated with these contracts is remote. See Note 5, "FAIR VALUE MEASUREMENTS" for additional details regarding the Company's cross-currency swaps and foreign currency exchange contracts.

Allowance for Credit Losses

An allowance is maintained for potential credit losses. The Company estimates the current expected credit loss on its receivables based on various factors, including historical credit loss experience, customer credit worthiness, value of collaterals (if any), and any relevant current and reasonably supportable future economic factors. Additionally, the Company generally estimates the expected credit loss on a pool basis when customers are deemed to have similar risk characteristics. Trade receivable balances are written off against the allowance when it is deemed probable that the trade receivable will not be collected. Trade receivables, net are stated net of certain sales provisions and the allowance for credit losses. Allowance for credit losses were $33 million, $35 million and $39 million as of December 31, 2022, 2021 and 2020, respectively. The activity in the allowance for credit losses for trade receivables was as follows:

(in millions)	2022	2021	2020
Balance, beginning of period	$ 35	$ 39	$ 48
Retrospective effect of application of new accounting standard	—	—	1
Provision for expected credit losses	5	(2)	2
Write-offs charged against the allowance	(6)	(3)	(12)
Recoveries of amounts previously written off	2	2	3
Foreign exchange and other	(3)	(1)	(3)
Balance, end of period	$ 33	$ 35	$ 39

Inventories

Inventories comprise raw materials, work in process and finished goods, which are valued at the lower of cost or net realizable value, on a first-in, first-out basis. The cost value for work in process and finished goods inventories includes materials, direct labor and an allocation of overheads.

The Company evaluates the carrying value of inventories on a regular basis, taking into account such factors as historical and anticipated future sales compared with quantities on hand, the price the Company expects to obtain for products in their respective markets compared with historical cost and the remaining shelf life of goods on hand.

Property, Plant and Equipment

Property, plant and equipment are reported at cost, less accumulated depreciation. Costs incurred on assets under construction are capitalized as construction in progress. Depreciation is calculated using the straight-line method, commencing when the assets become available for productive use, based on the following estimated useful lives:

Land improvements	15 - 30 years
Buildings and improvements	Up to 40 years
Machinery and equipment	3 - 20 years
Other equipment	3 - 10 years
Equipment on operating lease	Up to 5 years
Leasehold improvements	Lesser of term of lease or 10 years

Intangible Assets

Intangible assets are reported at cost, less accumulated amortization and impairments. Intangible assets with finite lives are amortized over their estimated useful lives. Amortization is calculated primarily using the straight-line method based on the following estimated useful lives:

Product brands	1 - 20 years
Corporate brands	9 - 20 years
Product rights/patents	4 - 15 years
Partner relationships	7 - 9 years
Out-licensed technology and other	8 - 9 years

Divestitures of Products

The net proceeds on the divestiture of products and the carrying amount of the related assets is recorded as a gain/loss on sale within Other expense, net. Any contingent payments that are potentially due to the Company as a result of these divestitures are recorded when realizable.

IPR&D

The fair value of IPR&D acquired through a business combination is capitalized as an indefinite-lived intangible asset until the completion or abandonment of the related research and development activities. When the related research and development is completed, the asset will be assigned a useful life and amortized. Acquired IPR&D assets are tested for impairment at least annually or when triggering events are identified.

The fair value of an acquired IPR&D intangible asset is typically determined using an income approach. This approach starts with a forecast of the net cash flows expected to be generated by the asset over its estimated useful life. The net cash flows reflect the asset's stage of completion, the probability of technical success, the projected costs to complete, expected market competition and an assessment of the asset's life-cycle. The net cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the expected cash flow streams.

Impairment of Long-Lived Assets

Long-lived assets with finite lives are tested for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If indicators of impairment are present, the asset is tested for recoverability by comparing the carrying value of the asset to the related estimated undiscounted future cash flows expected to be derived from the asset, which include the amount and timing of the projected future cash flows. If the expected undiscounted cash flows are less than the carrying value of the asset, then the asset is considered to be impaired and its carrying value is written down to fair value, based on the related estimated discounted future cash flows.

Indefinite-lived intangible assets, which includes acquired IPR&D and the corporate trademark acquired in the acquisition of Bausch & Lomb Holdings Incorporated (the "B&L Trademark"), are tested for impairment annually or more frequently if events or changes in circumstances between annual tests indicate that the asset may be impaired. Impairment losses on indefinite-lived intangible assets are recognized based on a comparison of the fair value of the asset to its carrying value.

Goodwill

Goodwill is recorded with the acquisition of a business and is calculated as the difference between the acquisition date fair value of the consideration transferred and the values assigned to the assets acquired and liabilities assumed. Goodwill is not amortized but is tested for impairment at least annually as of October 1st at the reporting unit level. Goodwill impairment is measured as the amount by which a reporting unit's carrying value exceeds its fair value. A reporting unit is the same as, or one level below, an operating segment. An entity is permitted to first assess qualitatively whether it is necessary to perform a quantitative impairment test for any of its reporting units. The quantitative impairment test is required only when the Company concludes that it is more likely than not that a reporting unit's fair value is less than its carrying amount. In evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company considers the totality of all relevant events or circumstances that affect the fair value or carrying amount of a reporting unit.

An interim goodwill impairment test in advance of the annual impairment assessment may be required if events occur that indicate an impairment might be present. For example, a substantial decline in the Company's market capitalization, changes in reportable segments, unexpected adverse business conditions, economic factors, including rising interest rates and unanticipated competitive activities may signal that an interim impairment test is needed. Accordingly, among other factors, the Company monitors changes in its share price between annual impairment tests. The Company considers a decline in its share price that corresponds to an overall deterioration in stock market conditions to be less of an indicator of goodwill impairment than a unilateral decline in its share price reflecting adverse changes in its underlying operating performance, cash flows, financial condition and/or liquidity. In the event that the Company's market capitalization does decline below its book value, the Company would consider the length and severity of the decline and the reason for the decline when assessing whether potential goodwill impairment exists. The Company believes that short-term fluctuations in share prices may not necessarily reflect underlying values.

Debt Discounts and Premiums, Issuance Costs and Deferred Financing Costs

Debt discounts and issuance costs are presented in the Consolidated Balance Sheets as a direct deduction from or addition to the carrying amount of the related debt and are amortized or accreted, using the effective interest method, as interest expense over the contractual lives of the related credit facilities or notes. Deferred financing costs associated with revolving credit facility arrangements are included in the balances of Prepaid expenses and other current assets and Other non-current assets in the Consolidated Balance Sheets and are amortized as interest expense over the contractual life of the related revolving credit facility.

The carrying value of modified debt accounted for as a troubled debt restructuring consists of all future undiscounted cash flows, both principal and contractual future interest, associated with such debt. The excess of the carrying value over the principal amount of such debt is recorded as a premium and is reduced as stated interest payments are made on such debt.

Foreign Currency Translation

The assets and liabilities of the Company's foreign operations having a functional currency other than the U.S. dollar are translated into U.S. dollars at the exchange rate prevailing at the balance sheet date, and at the average exchange rate for the reporting period for revenue and expense accounts. The cumulative foreign currency translation adjustment is recorded as a component of Accumulated other comprehensive loss in the Consolidated Balance Sheets.

Foreign currency exchange gains and losses on transactions occurring in a currency other than an operation's functional currency are recognized as a component of Foreign exchange and other in the Consolidated Statements of Operations.

Revenue Recognition

The Company's revenues are primarily generated from product sales, primarily in the therapeutic areas of eye health, gastroenterology ("GI") and dermatology that consist of: (i) branded pharmaceuticals, (ii) generic and branded generic pharmaceuticals, (iii) OTC products and (iv) medical devices (contact lenses, intraocular lenses, ophthalmic surgical equipment and aesthetics devices). Other revenues include alliance and service revenue from the licensing and co-promotion of products and contract service revenue primarily in the areas of dermatology and topical medication. Contract service revenue is derived primarily from contract manufacturing for third parties and is not material. See Note 22, "SEGMENT INFORMATION" for the disaggregation of revenues which depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by the economic factors of each category of customer contracts.

The Company recognizes revenue when the customer obtains control of promised goods or services and in an amount that reflects the consideration to which the Company expects to be entitled to receive in exchange for those goods or services. To achieve this core principle, the Company applies the five-step revenue model to contracts within its scope: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Product Sales

A contract with the Company's customers exists for each product sale. Where a contract with a customer contains more than one performance obligation, the Company allocates the transaction price to each distinct performance obligation based on its relative standalone selling price. The transaction price is adjusted for variable consideration which is discussed below. The Company generally recognizes revenue for product sales at a point in time, when the customer obtains control of the products.

Product Sales Provisions

As is customary in the pharmaceutical industry, gross product sales are subject to a variety of deductions in arriving at reported net product sales. The transaction price for product sales is typically adjusted for variable consideration, which may be in the form of cash discounts, allowances, returns, rebates, chargebacks and distribution fees paid to customers. Provisions for variable consideration are established to reflect the Company's best estimates of the amount of consideration to which it is entitled based on the terms of the contract. The amount of variable consideration included in the transaction price may be constrained, and is included in the net sales price only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in the future period.

Provisions for these deductions are recorded concurrently with the recognition of gross product sales revenue and include cash discounts and allowances, chargebacks, and distribution fees, which are paid to direct customers, as well as rebates and returns, which can be paid to direct and indirect customers. Returns provision balances and volume discounts to direct customers are included in Accrued and other current liabilities. All other provisions related to direct customers are included in Trade receivables, net, while provision balances related to indirect customers are included in Accrued and other current liabilities.

The following table presents the activity and ending balances of the Company's variable consideration provisions the years 2022 and 2021.

(in millions)	Discounts and Allowances	Returns	Rebates	Chargebacks	Distribution Fees	Total
Reserve balance, January 1, 2021	$ 190	$ 575	$ 779	$ 184	$ 85	$ 1,813
Current period provision	625	131	2,462	1,999	211	5,428
Payments and credits	(593)	(224)	(2,297)	(2,013)	(251)	(5,378)
Reserve balance, December 31, 2021	222	482	944	170	45	1,863
Current period provision	571	131	2,587	2,064	218	5,571
Payments and credits	(605)	(186)	(2,508)	(2,038)	(187)	(5,524)
Reserve balance, December 31, 2022	$ 188	$ 427	$ 1,023	$ 196	$ 76	$ 1,910

Included in Rebates in the table above are cooperative advertising credits due to customers of approximately $40 million and $36 million as of December 31, 2022 and 2021, respectively, which are reflected as a reduction of Trade accounts receivable, net in the Consolidated Balance Sheets.

The Company continually monitors its variable consideration provisions and evaluates the estimates used as additional information becomes available. Adjustments will be made to these provisions periodically to reflect new facts and circumstances that may indicate that historical experience may not be indicative of current and/or future results. The Company is required to make subjective judgments based primarily on its evaluation of current market conditions and trade inventory levels related to the Company's products. These judgments include the potential impact of the COVID-19 pandemic on, among other things, unemployment and related changes in customer health insurance levels, customer behaviors during the COVID-19 pandemic and government stimulus bills that focus on ensuring availability and access to lifesaving drugs during a public health crisis. This evaluation may result in an increase or decrease in the experience rate that is applied to current and future sales, or require an adjustment related to past sales, or both. If the trend in actual amounts of variable consideration varies from the Company's prior estimates, the Company adjusts these estimates when such trend is believed to be sustainable. At that time, the Company would record the necessary adjustments which would affect net product revenue and earnings reported in the current period. The Company applies this method consistently for contracts with similar characteristics. The following describes the major sources of variable consideration in the Company's customer arrangements and the methodology, estimates and judgments applied to estimate each type of variable consideration.

Cash Discounts and Allowances

Cash discounts are offered for prompt payment and allowances for volume purchases. Provisions for cash discounts and allowances are estimated at the time of sale and recorded as direct reductions to trade receivables and revenue. Management estimates the provisions for cash discounts and allowances based on contractual sales terms with customers, an analysis of unpaid invoices and historical payment experience. Estimated cash discounts and allowances have historically been predictable and less subjective, due to the limited number of assumptions involved, the consistency of historical experience and the fact that these amounts are generally settled within one month of incurring the liability.

Returns

Consistent with industry practice, customers are generally allowed to return a product within a specified period of time before and after its expiration date, excluding European businesses which generally do not provide a right of return. The returns provision is estimated utilizing historical sales and return rates over the period during which customers have a right of return, taking into account available information on competitive products and contract changes. The information utilized to estimate the returns provision includes: (i) historical return and exchange levels, (ii) external data with respect to inventory levels in the distribution channel, (iii) external data with respect to prescription demand for products, (iv) remaining shelf lives of products at the date of sale and (v) estimated returns liability to be processed by year of sale based on an analysis of lot information related to actual historical returns.

In determining the estimate for returns, management is required to make certain assumptions regarding the timing of the introduction of new products and the potential of these products to capture market share. In addition, certain assumptions with respect to the extent and pattern of decline associated with generic competition are necessary. These assumptions are formulated using market data for similar products, past experience and other available information. These assumptions are continually reassessed, and changes to the estimates and assumptions are made as new information becomes available.

The estimate for returns may be impacted by a number of factors, but the principal factor relates to the inventory levels in the distribution channel. When management becomes aware of an increase in such inventory levels, it considers whether the increase may be temporary or other-than-temporary. Temporary increases in wholesaler inventory levels will not warrant revision to the provision for returns. Other-than-temporary increases in wholesaler inventory levels, however, may be an indication that future product returns could be higher than originally anticipated, and, as a result, estimates for returns may need to be adjusted. Factors that suggest increases in wholesaler inventory levels are temporary include: (i) recently implemented or announced price increases for certain products, (ii) new product launches or expanded indications for existing products and (iii) timing of purchases by wholesale customers. Conversely, factors that suggest increases in wholesaler inventory levels are other-than-temporary include: (i) declining sales trends based on prescription demand, (ii) introduction of new products or generic competition, (iii) increasing price competition from generic competitors and (iv) changes to the U.S. National Drug Codes ("NDC") of products. Changes in the NDC of products could result in a period of higher returns related to products with the old NDC, as U.S. customers generally permit only one NDC per product for identification and tracking within their inventory systems.

Over the last several years, the Company increased its focus on maximizing operational efficiencies and continues to take actions to reduce product returns, including but not limited to: (i) monitoring and reducing customer inventory levels, (ii) instituting disciplined pricing policies and (iii) improving contracting. These actions have had the effect of improving sales return experience, primarily related to branded and generic products. Sales return provisions for 2022 and 2021 were $131 million in each period, and include reductions in variable consideration for sales return provisions related to past sales of approximately $21 million and $28 million, respectively.

Rebates and Chargebacks

Product sales made under governmental and managed-care pricing programs in the U.S. are subject to rebates. The Company participates in state government-managed Medicaid programs, as well as certain other qualifying federal and state government programs whereby rebates are provided to participating government entities. Medicaid rebates are generally billed 45 days to 270 days after the quarter in which the product is dispensed to the Medicaid participant. As a result, the Medicaid rebate reserve includes an estimate of outstanding claims for end-customer sales that occurred, but for which the related claim has not been billed and/or paid, and an estimate for future claims that will be made when inventory in the distribution channel is sold through to plan participants. The calculation of the Medicaid rebate reserve also requires other estimates, such as estimates of sales mix, to determine which sales are subject to rebates and the amount of such rebates. Quarterly, the Medicaid rebate reserve is adjusted based on actual claims paid. Due to the delay in billing, adjustments to actual claims paid may incorporate revisions of that reserve for several periods.

Managed Care rebates relate to contractual agreements to sell products to managed care organizations and pharmacy benefit managers at contractual rebate percentages in exchange for volume and/or market share.

Chargebacks relate to contractual agreements to sell products to government agencies, group purchasing organizations and other indirect customers at contractual prices that are lower than the list prices the Company charges wholesalers. When these group purchasing organizations or other indirect customers purchase products through wholesalers at these reduced prices, the wholesaler charges the Company for the difference between the prices they paid the Company and the prices at which they sold the products to the indirect customers.

In estimating provisions for rebates and chargebacks, management considers relevant statutes with respect to governmental pricing programs and contractual sales terms with managed-care providers and group purchasing organizations. Management estimates the amount of product sales subject to these programs based on historical utilization levels. Changes in the level of utilization of products through private or public benefit plans and group purchasing organizations will affect the amount of rebates and chargebacks that the Company is obligated to pay. Management continually updates these factors based on new contractual or statutory requirements, and any significant changes in sales trends that may impact the percentage of products subject to rebates or chargebacks.

The amount of Managed Care, Medicaid and other rebates and chargebacks has become more significant as a result of a combination of deeper discounts implemented in each of the last three years, changes in the Company's product mix and increased Medicaid utilization due to expansion of government funding for these programs. Management's estimate for rebates and chargebacks may be impacted by a number of factors, but the principal factor relates to the level of inventory in the distribution channel.

Rebate provisions are based on factors such as timing and terms of plans under contract, time to process rebates, product pricing, sales volumes, amount of inventory in the distribution channel and prescription trends. Adjustments to actual for the years 2022 and 2021 were not material to the Company's revenues or earnings.

Patient Co-Pay Assistance programs, Consumer Rebates and Loyalty Programs are rebates offered on many of the Company's products. Patient Co-Pay Assistance Programs are patient discount programs offered in the form of coupon cards or point of sale discounts, with which patients receive certain discounts off their prescription at participating pharmacies, as defined by the specific product program. An accrual for these programs is established, equal to management's estimate of the discount, rebate and loyalty incentives attributable to a sale. That estimate is based on historical experience and other relevant factors. The accrual is adjusted throughout each quarter based on actual experience and changes in other factors, if any.

Distribution Fees

The Company sells products primarily to wholesalers, and in some instances to large pharmacy chains such as CVS and Walmart. The Company has Distribution Services Agreements ("DSAs") with several large wholesale customers such as McKesson Corporation, AmerisourceBergen Corporation, Cardinal Health, Inc. and McKesson Specialty. Under the DSAs, the wholesalers agree to provide services, and the Company pays the contracted DSA distribution service fees for these services based on product volumes. Additionally, price appreciation credits are generated when the Company increases a

product's wholesaler acquisition cost ("WAC") under contracts with certain wholesalers. Under such contracts, the Company is entitled to credits from such wholesalers for the impact of that WAC increase on inventory currently on hand at the wholesalers. Such credits are offset against the total distribution service fees paid to each such wholesaler. The variable consideration associated with price appreciation credits is reflected in the transaction price of products sold when it is determined to be probable that a significant reversal will not occur. Included as a reduction of current period provisions for Distribution Fees in the table above are price appreciation credits of $10 million and $17 million for the years 2022 and 2021, respectively.

Contract Assets and Contract Liabilities

There are no contract assets for any period presented. Contract liabilities consist of deferred revenue, the balance of which is not material to any period presented.

Sales Commissions

Sales commissions are generally attributed to periods shorter than one year and therefore are expensed when incurred. Sales commissions are included in selling, general and administrative expenses.

Financing Component

The Company has elected not to adjust consideration for the effects of a significant financing component when the period between the transfer of a promised good or service to the customer and when the customer pays for that good or service will be one year or less. The Company's global payment terms are generally between thirty to ninety days.

Leases

The Company leases certain facilities, vehicles and equipment principally under multi-year agreements generally having a lease term of one to twenty years, some of which include termination options and options to extend the lease term from one to five years or on a month-to-month basis. The Company includes options that are reasonably certain to be exercised as part of the lease term. The Company may negotiate termination clauses in anticipation of changes in market conditions but generally, these termination options are not exercised. Certain lease agreements also include variable payments that are dependent on usage or may vary month-to-month such as insurance, taxes and maintenance costs. None of the Company's lease agreements contain material residual value guarantees or material restrictive covenants.

The Company is required to record a right-of-use asset and corresponding lease liability, equal to the present value of the lease payments at the commencement date of each lease. For all asset classes, in determining future lease payments, the Company has elected to aggregate lease components, such as payments for rent, taxes and insurance costs with non-lease components such as maintenance costs, and account for these payments as a single lease component. In limited circumstances, when the information necessary to determine the rate implicit in a lease is available, the present value of the lease payments is determined using the rate implicit in that lease. If the information necessary to determine the rate implicit in a lease is not available, the Company uses its incremental borrowing rate at the commencement of the lease, which represents the rate of interest that the Company would incur to borrow on a collateralized basis over a similar term.

All leases must be classified as either an operating lease or finance lease. The classification is determined based on whether substantive control has been transferred to the lessee. The classification governs the pattern of lease expense recognition. For leases classified as operating leases, total lease expense over the term of the lease is equal to the undiscounted payments due in accordance with the lease arrangement. Fixed lease expense is recognized periodically on a straight-line basis over the term of each lease and includes: (i) imputed interest during the period on the lease liability determined using the effective interest rate method plus (ii) amortization of the right-of-use asset for that period. Amortization of the right-of-use asset during the period is calculated as the difference between the straight-line expense and the imputed interest on the lease liability for that period. Variable lease expense is recognized when the achievement of the specific target is considered probable.

Research and Development Expenses

Costs related to internal research and development programs, including costs associated with the development of acquired IPR&D, are expensed as goods are delivered or services are performed. Under certain research and development arrangements with third parties, the Company may be required to make payments that are contingent on the achievement of specific developmental, regulatory and/or commercial milestones. Milestone payments made to third parties before a product receives regulatory approval, but after the milestone is determined to be probable, are expensed and included in Research and development expenses. Milestone payments made to third parties after regulatory approval is received are capitalized and amortized over the estimated useful life of the approved product.

Amounts due from third parties as reimbursement of development activities conducted under certain research and development arrangements are recognized as a reduction of Research and development expenses.

Legal Costs

Legal fees and other costs related to litigation and other legal proceedings or services are expensed as incurred and are included in Selling, general and administrative expenses. Certain legal costs associated with acquisitions are included in Acquisition-related costs and certain legal costs associated with divestitures, legal settlements and other business development activities are included in Litigation and other matters or Net gain on sale of assets within Other expense (income), net, as appropriate. Legal costs expensed are reported net of expected insurance recoveries. A claim for insurance recovery is recognized when realization becomes probable.

Advertising Costs

Advertising costs comprise product samples, print media, promotional materials and television advertising and are expensed on the first use of the advertisement. Included in Selling, general and administrative expenses are advertising costs of $518 million, $515 million and $451 million, for 2022, 2021 and 2020, respectively.

Share-Based Compensation

The Company recognizes all share-based payments to employees, including grants of employee stock options and restricted share units ("RSUs"), at estimated fair value. The Company amortizes the fair value of stock option or RSU grants on a straight-line basis over the requisite service period of the individual stock option or RSU grant, which generally equals the vesting period. Stock option and RSU forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Share-based compensation is recorded in Research and development expenses and Selling, general and administrative expenses, as appropriate.

Acquisition-Related Contingent Consideration

Acquisition-related contingent consideration, which primarily consists of potential milestone payments and royalty obligations, is recorded in the Consolidated Balance Sheets at its acquisition date estimated fair value, in accordance with the acquisition method of accounting. The fair value of the acquisition-related contingent consideration is remeasured each reporting period, with changes in fair value recorded in the Consolidated Statements of Operations. The fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement as defined in fair value measurement accounting.

Interest Expense

Interest expense includes standby fees, the amortization of debt discounts and deferred financing costs, accretion of debt premiums and the amortization of amounts excluded from the assessment of effectiveness related to the Company's cross-currency swaps. Interest costs are expensed as incurred, except to the extent such interest is related to construction in progress, in which case interest is capitalized. Capitalized interest related to construction in progress as of December 31, 2022 and 2021 was $66 million and $60 million, respectively, and is included in Property, plant and equipment, net.

Income Taxes

Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the temporary differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to remain unrealized. Deferred tax assets and liabilities are measured using enacted tax rates and laws. Deferred tax assets for outside basis differences in investments in subsidiaries are only recognized if the difference will be realized in the foreseeable future.

The tax benefit from an uncertain tax position is recognized only if it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority, based on the technical merits of the position. The tax benefits recognized from such position are measured based on the amount for which there is a greater than 50% likelihood of being realized upon settlement. Liabilities associated with uncertain tax positions are classified as long-term unless expected to be paid within one year. Interest and penalties related to uncertain tax positions, if any, are recorded in the provision for income taxes and classified with the related liability on the consolidated balance sheets.

Loss Per Share Attributable to Bausch Health Companies Inc.

Basic loss per share attributable to Bausch Health Companies Inc. is calculated by dividing Net loss attributable to Bausch Health Companies Inc. by the weighted-average number of common shares outstanding during the reporting period.

Diluted loss per share attributable to Bausch Health Companies Inc. is calculated by dividing Net loss attributable to Bausch Health Companies Inc. by the weighted-average number of common shares outstanding during the reporting period after giving effect to dilutive potential common shares for stock options and RSUs, determined using the treasury stock method.

Comprehensive loss

Comprehensive loss comprises Net loss and Other comprehensive loss. Other comprehensive loss includes items such as foreign currency translation adjustments, unrealized holding gains and losses on available-for-sale and other investments and certain pension and other postretirement benefit plan adjustments. Accumulated other comprehensive loss is recorded as a component of shareholders' equity.

Contingencies

In the normal course of business, the Company is subject to loss contingencies, such as claims and assessments arising from litigation and other legal proceedings, contractual indemnities, product and environmental liabilities and tax matters. Accruals for loss contingencies are recorded when the Company determines that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. If the estimate of the amount of the loss is a range and some amount within the range appears to be a better estimate than any other amount within the range, that amount is accrued as a liability. If no amount within the range is a better estimate than any other amount, the minimum amount of the range is accrued as a liability. These accruals are adjusted periodically as assessments change or additional information becomes available.

If no accrual is made for a loss contingency because the amount of loss cannot be reasonably estimated, the Company will disclose contingent liabilities when there is at least a reasonable possibility that a loss or an additional loss may have been incurred.

Employee Benefit Plans

The Company sponsors various retirement and pension plans, including defined benefit pension plans, defined contribution plans and a participatory defined benefit postretirement plan. The determination of defined benefit pension and postretirement plan obligations and their associated expenses requires the use of actuarial valuations to estimate the benefits employees earn while working, as well as the present value of those benefits. Net actuarial gains and losses that exceed 10 percent of the greater of the plan's projected benefit obligations or the market-related value of assets are amortized to earnings over the shorter of the estimated average future service period of the plan participants (or the estimated average future lifetime of the plan participants if the majority of plan participants are inactive) or the period until any anticipated final plan settlements.

Adoption of New Accounting Standards

In June 2016, the Financial Accounting Standards Board ("FASB") issued guidance on the impairment of financial instruments requiring an impairment model based on expected losses rather than incurred losses. Under this guidance, an entity recognizes as an allowance its estimate of expected credit losses. The guidance was effective for the Company beginning January 1, 2020 and was applied using a modified retrospective approach through a cumulative-effect adjustment to accumulated deficit, which resulted in an increase to Accumulated deficit of less than $1 million. The application of this guidance did not have a material effect on the Company's results of operations and cash flows.

In August 2018, the FASB issued guidance modifying the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans. The guidance was effective for annual periods ending after December 15, 2020. The application of this guidance did not have a material effect on the Company's disclosures.

In December 2019, the FASB issued guidance that simplifies the accounting for income taxes by eliminating certain exceptions to the guidance related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The guidance was effective for the Company beginning January 1, 2021. The application of this guidance did not have a material effect on the Company's financial position, results of operations and cash flows.

In March 2020, the FASB issued guidance providing optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions that reference LIBOR or a reference rate that is expected to be discontinued as a result of reference rate reform. Optional expedients are provided for contract modification accounting within the areas of receivables, debt, leases, derivatives and hedging. The optional amendments are effective for all entities

as of March 12, 2020, through December 31, 2024. For the years presented, the Company has not entered into any contract modifications in which the optional expedients were applied.

3. ACQUISITIONS, LICENSING AGREEMENTS AND DIVESTITURE

Licensing Agreements

In the normal course of business, the Company may enter into select licensing and collaborative agreements for the commercialization and/or development of unique products. These products are sometimes investigational treatments in early stage development that target unique conditions. The ultimate outcome, including whether the product will be: (i) fully developed, (ii) approved by regulatory agencies, (iii) covered by third-party payors or (iv) profitable for distribution, is highly uncertain. The commitment periods under these agreements vary and include customary termination provisions. Expenses arising from commitments, if any, to fund the development and testing of these products and their promotion are recognized as incurred. Royalties due are recognized when earned and milestone payments are accrued when each milestone has been achieved and payment is probable and can be reasonably estimated.

Acquisitions

Paragon BioTeck, Inc.

On November 21, 2022, Bausch + Lomb acquired Paragon BioTeck, Inc., an eye-care focused drug development company, having a primary emphasis on the early detection of ocular diseases. The acquisition of Paragon Bioteck has been accounted for as an asset acquisition. The primary assets in the transaction, the trademarks, represented substantially all of the fair value of the gross assets acquired. There are no future sales milestones associated with this transaction.

Total Titanium

On December 12, 2022, Bausch + Lomb acquired Total Titanium, Inc., a privately held ophthalmic microsurgical instrument and machined parts manufacturing company. The transaction was completed to assist in driving revenue growth as well as increasing manufacturing capacity. The fair value of the acquisition has been accounted for as a business combination. Additional contingent payments may be payable upon reaching key future milestone achievements related to sales and employee retention.

As a result of these transactions, recorded within the Consolidated Balance Sheet are Trade receivables, net of $1 million, Inventories, net of $1 million, Property, plant and equipment of $2 million, Intangibles, net of $43 million, Goodwill of $5 million and Deferred tax liabilities, net of $11 million. Supplemental pro forma information related to revenue and earnings for 2022 were not provided for the aforementioned transaction as they did not have a material impact on the Company's operations. Refer to Note 21, "COMMITMENTS AND CONTINGENCIES" for further detail regarding potential future milestone payments related to previously entered transactions and agreements.

Divestiture

On March 31, 2021, the Company announced that it and certain of its affiliates had entered into a definitive agreement to sell all of its equity interests in Amoun Pharmaceutical Company S.A.E. ("Amoun") for total gross consideration of approximately $740 million (including the assignment to the purchasing entity of an intercompany loan granted by the Company to Amoun), subject to certain adjustments (the "Amoun Sale"). The Amoun Sale closed on July 26, 2021. As part of the Amoun Sale, cash generated by Amoun during the period from the locked-box date of January 1, 2021 through closing was for the benefit of the purchasing entity, subject to working capital during such period. Amoun manufactures, markets and distributes branded generics of human and animal health products. The Amoun business was part of the International Rx segment (previously included within the former Bausch + Lomb/International segment) and was reclassified as held for sale as of December 31, 2020. As a result of meeting the criteria for held for sale classification, the carrying value of the Amoun business, was adjusted to its estimated fair value, less costs to sell, and the Company recognized an impairment loss of $96 million during the three months ended December 31, 2020 and an additional impairment loss of $88 million during 2021, included within Asset impairments, including loss on assets held for sale in the Consolidated Statements of Operations. In connection with completing the Amoun Sale, the Company recognized an additional loss of $26 million during 2021, included within Other (income) expense, net in the Consolidated Statements of Operations. The total loss of $210 million includes the release of non-cash cumulative foreign currency translation losses of $340 million, which were included as part of the carrying value of the Amoun business when measuring for impairment.

4. RESTRUCTURING, INTEGRATION, SEPARATION AND IPO COSTS

Restructuring and integration costs

The Company evaluates opportunities to improve its operating results and implements cost savings programs to streamline its operations and eliminate redundant processes and expenses. Restructuring and integration costs are expenses associated with the implementation of these cost savings programs and include expenses associated with: (i) reducing headcount, (ii) eliminating real estate costs associated with unused or under-utilized facilities and (iii) implementing contribution margin improvement and other cost reduction initiatives. The liability associated with restructuring and integration costs as of December 31, 2022 was $12 million.

The Company incurred $30 million, $18 million and $11 million of restructuring and integration-related costs and made payments of $41 million, $19 million and $18 million during 2022, 2021 and 2020, respectively.

Separation costs, Separation-related costs, IPO Costs and IPO-related Costs

The Company has incurred, and will incur, costs associated with activities relating to the B+L Separation. In 2022 and 2021, the Company also incurred costs associated with activities relating to the Solta IPO, which was suspended in June 2022. These B+L Separation and Solta IPO activities include: (i) separating the Bausch + Lomb and Solta Medical businesses from the remainder of the Company, (ii) completing the B+L IPO and preparing for the suspended Solta IPO and (iii) the actions necessary for Bausch + Lomb to become an independent publicly traded entity. Separation and IPO costs are incremental costs directly related to the B+L Separation and the suspended Solta IPO and include, but are not limited to: (i) legal, audit and advisory fees, (ii) talent acquisition costs and (iii) costs associated with establishing a new board of directors and related board committees for Bausch + Lomb. Included in Restructuring, integration, separation and IPO costs for the years ended December 31, 2022 and 2021 are Separation and IPO costs of $33 million and $32 million, respectively.

The Company has also incurred, and expects to continue to incur with respect to the B+L Separation, separation-related and IPO-related costs which are incremental costs indirectly related to the B+L Separation and the suspended Solta IPO including, but are not limited to: (i) IT infrastructure and software licensing costs, (ii) rebranding costs and (iii) costs associated with facility relocation and/or modification. Included in Selling, general and administrative for years ended December 31, 2022 and 2021 are Separation-related and IPO-related costs of $94 million and $132 million, respectively.

The extent and timing of future charges for these costs cannot be reasonably estimated at this time and could be material.

5. FAIR VALUE MEASUREMENTS

Fair value measurements are estimated based on valuation techniques and inputs categorized as follows:

- Level 1 — Quoted prices in active markets for identical assets or liabilities;

- Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

- Level 3 — Unobservable inputs that are supported by little or no market activity and that are financial instruments whose values are determined using discounted cash flow methodologies, pricing models, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following fair value hierarchy table presents the components and classification of the Company's financial assets and liabilities measured at fair value on a recurring basis as of:

(in millions)		December 31, 2022						December 31, 2021						
	Total		Level 1		Level 2		Level 3		Total		Level 1		Level 2	Level 3
Assets:														
Cash equivalents	$	94	$	85	$	9	$	—	$	76	$	58	$ 18	$ —
Restricted cash and other settlement deposits	$	27	$	27	$	—	$	—	$	1,537	$	1,537	$ —	$ —
Foreign currency exchange contracts	$	6	$	—	$	6	$	—	$	1	$	—	$ 1	$ —
Liabilities:														
Acquisition-related contingent consideration	$	241	$	—	$	—	$	241	$	241	$	—	$ —	$ 241
Cross-currency swaps	$	39	$	—	$	39	$	—	$	—	$	—	$ —	$ —
Foreign currency exchange contracts	$	4	$	—	$	4	$	—	$	—	$	—	$ —	$ —

Cash equivalents consist of highly liquid investments, primarily money market funds, with maturities of three months or less when purchased, and are reflected in the Consolidated Balance Sheets at carrying value, which approximates fair value due to their short-term nature. Cash, cash equivalents and restricted cash and other settlements as presented in the Consolidated Balance Sheet as of December 31, 2022 includes $380 million of cash, cash equivalents and restricted cash held by legal entities of Bausch + Lomb. Cash held by Bausch + Lomb legal entities and any future cash from the operations, investing and financing activities of Bausch + Lomb, is expected to be retained by Bausch + Lomb entities and are generally not available to support the operations, investing and financing activities of other legal entities, including Bausch Health unless paid as a dividend which would be determined by the Board of Directors of Bausch + Lomb and paid pro rata to Bausch + Lomb's shareholders.

As of December 31, 2021, Restricted cash and other settlement deposits included $1,510 million of payments into escrow funds under the terms of settlement agreements regarding certain U.S. securities litigation, which was subject to one objector's appeal of the final court approval and the Glumetza Antitrust Litigation. With respect to the U.S. Securities Litigation, the period to file a petition for an appeal with the U.S. Supreme Court expired on August 10, 2022 and the objector did not file such a petition. The expiration of this deadline means the securities litigation settlement and judgment have become "final", as no more appeals can be filed. As a result, the Company's rights to the funds in escrow were extinguished and the Company reduced Restricted cash and other settlement deposits with a corresponding reduction to liabilities for legal settlements, included in Accrued and other current liabilities on the Company's Consolidated Balance Sheets, by $1,210 million during the third quarter of 2022. See "U.S. Securities Litigation - Opt -Out Litigation" of Note 20, "LEGAL PROCEEDINGS" for additional details.

There were no transfers into or out of Level 3 during 2022 and 2021.

Cross-currency Swaps

During 2019, the Company entered into cross-currency swaps, with aggregate notional amounts of $1,250 million, to mitigate fluctuation in the value of a portion of its euro-denominated net investment in its consolidated financial statements from adverse movements in exchange rates. The euro-denominated net investment being hedged was the Company's investment in certain euro-denominated subsidiaries.

During November 2021, the Company entered into a transaction to unwind its cross-currency swaps and received net proceeds of $4 million, which included interest income of $6 million, offset by the amount owed by the Company upon the unwinding of $2 million. The gain arising from the transaction of the swaps has been included as a component of Other comprehensive loss. As of December 31, 2021, there were no cross-currency swaps.

During the third quarter of 2022, Bausch + Lomb entered into cross-currency swaps (the "2022 Cross-Currency Swaps"), with aggregate notional amounts of $1,000 million, to mitigate fluctuation in the value of a portion of its euro-denominated net investment in its consolidated financial statements from fluctuation in exchange rates. The euro-denominated net investment being hedged is Bausch + Lomb's investment in certain Bausch + Lomb euro-denominated subsidiaries.

The assets and liabilities associated with the Company's cross-currency swaps as included in the Consolidated Balance Sheets as of December 31, 2022 and 2021 are as follows:

(in millions)	2022	2021
Other non-current liabilities	$ 45	$ —
Prepaid expenses and other current assets	$ 6	$ —
Net fair value	$ 39	$ —

The following table presents the effect of hedging instruments on the Consolidated Statements of Operations and Consolidated Statements of Comprehensive Loss for 2022 and 2021:

(in millions)	2022	2021
Gain (loss) recognized in Other comprehensive loss	$ (45)	$ 77
Gain excluded from assessment of hedge effectiveness	$ 6	$ 20
Location of gain of excluded component	Interest Expense	

Interest settlement of the 2022 Cross-Currency Swaps occurs in January and July each year, with the first settlement in January 2023. Future settlements of the 2022 Cross-Currency Swaps will be reported as investing activities in the Consolidated Statements of Cash Flows.

For the years ended December 31, 2022 and 2021, the Company received $0 and $27 million, respectively, in settlements of its cross-currency swaps which are reported as Investing activities in the Consolidated Statements of Cash Flows.

Foreign Currency Exchange Contracts

During 2022 and 2021, the Company entered into foreign currency exchange contracts. As of December 31, 2022, these contracts had an aggregate outstanding notional amount of $455 million.

The assets and liabilities associated with the Company's foreign exchange contracts as included in the Consolidated Balance Sheets as of December 31, 2022 and 2021 are as follows:

(in millions)	2022	2021
Accrued and other current liabilities	$ (4)	$ —
Prepaid expenses and other current assets	$ 6	$ 1
Net fair value	$ 2	$ 1

The following table presents the effect of the Company's foreign exchange contracts on the Consolidated Statements of Operations and the Consolidated Statements of Cash Flows for 2022 and 2021:

(in millions)	2022	2021
Gain related to changes in fair value	$ 2	$ 9
Loss related to settlements	$ (20)	$ (17)

Acquisition-related Contingent Consideration Obligations

The fair value measurement of contingent consideration obligations arising from business combinations is determined via a probability-weighted discounted cash flow analysis, using unobservable (Level 3) inputs. These inputs may include: (i) the estimated amount and timing of projected cash flows, (ii) the probability of the achievement of the factor(s) on which the contingency is based and (iii) the risk-adjusted discount rate used to present value the probability-weighted cash flows. Significant increases or decreases in any of those inputs in isolation could result in a significantly higher or lower fair value measurement. At December 31, 2022, the fair value measurements of acquisition-related contingent consideration were determined using risk-adjusted discount rates ranging from 6% to 18%, and a weighted average risk-adjusted discount rate

of 7%. The weighted average risk-adjusted discount rate was calculated by weighting each contract's relative fair value at December 31, 2022.

The following table presents a reconciliation of contingent consideration obligations measured on a recurring basis using significant unobservable inputs (Level 3) for the years 2022 and 2021:

(in millions)	2022		2021	
Beginning balance, January 1,		$ 241		$ 328
Adjustments to Acquisition-related contingent consideration:				
Accretion for the time value of money	$ 16		$ 17	
Fair value adjustments	12		(6)	
Acquisition-related contingent consideration adjustments		28		11
Payments / Settlements		(28)		(99)
Foreign currency translation adjustment included in other comprehensive loss		—		1
Ending balance, December 31,		241		241
Current portion		34		39
Non-current portion		$ 207		$ 202

Fair Value of Long-term Debt

The fair value of long-term debt as of December 31, 2022 and 2021 was $14,011 million and $22,689 million, respectively, and was estimated using the quoted market prices for the same or similar debt issuances (Level 2).

6. **INVENTORIES**

Inventories, net, as of December 31, 2022 and 2021 consist of:

(in millions)	2022	2021
Raw materials	$ 326	$ 279
Work in process	98	112
Finished goods	666	602
	$ 1,090	$ 993

7. **PROPERTY, PLANT AND EQUIPMENT**

The major components of property, plant and equipment as of December 31, 2022 and 2021 consist of:

(in millions)	2022	2021
Land	$ 71	$ 74
Buildings and improvements	798	675
Machinery and equipment	1,951	1,678
Other equipment and leasehold improvements	342	342
Equipment on operating lease	78	73
Construction in progress	280	576
	3,520	3,418
Accumulated depreciation	(1,920)	(1,820)
	$ 1,600	$ 1,598

Depreciation expense was $179 million, $177 million and $180 million for 2022, 2021 and 2020, respectively.

8. INTANGIBLE ASSETS AND GOODWILL

Intangible Assets

The major components of intangible assets as of December 31, 2022 and 2021 consist of:

(in millions)	Weighted-Average Remaining Useful Lives (Years)	2022			2021		
		Gross Carrying Amount	Accumulated Amortization and Impairments	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization and Impairments	Net Carrying Amount
Finite-lived intangible assets:							
Product brands	5	$ 20,840	$ (17,196)	$ 3,644	$ 20,842	$ (16,169)	$ 4,673
Corporate brands	5	899	(542)	357	902	(473)	429
Product rights/patents	4	3,347	(3,251)	96	3,321	(3,174)	147
Partner relationships	0	149	(149)	—	158	(158)	—
Technology and other	8	201	(196)	5	207	(206)	1
Total finite-lived intangible assets		25,436	(21,334)	4,102	25,430	(20,180)	5,250
B&L Trademark	NA	1,698	—	1,698	1,698	—	1,698
		$ 27,134	$ (21,334)	$ 5,800	$ 27,128	$ (20,180)	$ 6,948

Long-lived assets with finite lives are tested for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The Company continues to monitor the recoverability of its finite-lived intangible assets and tests the intangible assets for impairment if indicators of impairment are present. The Company estimates the fair values of long-lived assets with finite lives using an undiscounted cash flow model which utilizes Level 3 unobservable inputs. The undiscounted cash flow model relies on assumptions regarding revenue growth rates, gross profit, selling, general and administrative expenses, research and development expenses. Impairment charges associated with these assets are included in Asset impairments, including loss on assets held for sale in the Consolidated Statement of Operations.

Asset impairments, including loss on assets held for sale in 2022 were $15 million and included: (i) impairments of $10 million, in aggregate, due to decreases in forecasted sales of certain product lines and (ii) impairments of $5 million, in aggregate, related to the discontinuance of certain product lines.

On August 10, 2022, a court held, that among other findings, that certain U.S. patents protecting the composition and use of Xifaxan® for treating inflammatory bowel syndrome with diarrhea ("IBS-D") were invalid (the "Norwich Legal Decision"). On August 16, 2022, the Company appealed the Norwich Legal Decision and intends to vigorously defend its Xifaxan® intellectual property. See "*Xifaxan® Paragraph IV Proceedings*" of Note 20, "LEGAL PROCEEDINGS" for details of this litigation matter and the Company's response.

Xifaxan® revenues were $1,216 million and $1,194 million for the nine months ended September 30, 2022 and 2021, respectively. As the ultimate outcome of the Norwich Legal Decision and other potential future related developments, including a competitor's ability to launch a successful generic version to Xifaxan®, could impact the timing and extent of future revenues and cash flows associated with Xifaxan®, the Company determined that the ruling in the Norwich Legal Decision constituted an event requiring assessment of the Xifaxan® finite-lived intangible assets for potential impairment. The Company performed this assessment using a probability-weighted undiscounted cash flow analysis, with a base case representing the Company's most recent cash flow projections as revised in the third quarter of 2022, as well as different scenarios representing a range of different outcomes which address, among other things, the timing of when a competitor or competitors will be able to successfully launch a generic version to Xifaxan®, if they are able to launch one at all. This assessment resulted in no impairment of the carrying value of the Xifaxan® finite-lived intangible assets as of September 30, 2022.

During the fourth quarter of 2022 there were no material changes to the facts and circumstances of the Norwich Legal Decision or to actual or expected business performance for Xifaxan®. Based on these factors, no impairment to the carrying value of the Xifaxan® finite-lived intangible assets was identified as of December 31, 2022. The Company also determined that no change to the remaining useful lives of its Xifaxan® finite-lived intangible assets was required. Xifaxan® finite-lived intangible assets included in the audited Consolidated Balance Sheets had a carrying value of $2,693 million and an estimated remaining useful life of 60 months as of December 31, 2022.

It is possible that the Norwich Legal Decision and other potential future developments: (i) may adversely impact the estimated future cash flows associated with these products, which could result in an impairment of the value of these intangible assets in one or more future periods and (ii) may result in shortened useful lives of the Xifaxan® finite-lived intangible assets, which would increase amortization expense in future periods. Any such impairment or shortening of the useful lives of Xifaxan® could be material to the results of operations of the Company in the period or periods in which they were to occur.

Asset impairments, including loss on assets held for sale in 2021 included: (i) impairments of $105 million, in aggregate, due to decreases in forecasted sales of certain product lines, (ii) an $88 million loss on assets held for sale in connection with the Amoun Sale as discussed in Note 3, "ACQUISITIONS, LICENSING AGREEMENTS AND DIVESTITURE", (iii) impairments of $23 million, in aggregate, related to the discontinuance of certain product lines and (iv) $18 million related to a portion of an IT infrastructure improvement project no longer being utilized.

Asset impairments, including loss on assets held for sale in 2020 included impairments of: (i) $96 million to reduce the carrying value of the Amoun business to its estimated fair value less costs to sell due to classifying the business as held for sale, (ii) $16 million in aggregate, due to decreases in forecasted sales of certain product lines, (iii) $1 million in aggregate, related to the discontinuance of certain product lines not aligned with the focus of the Company's core businesses and (iv) $1 million related to Acquired IPR&D not in service.

The impairments to assets reclassified as held for sale were measured as the difference of the carrying value of these assets as compared to the estimated fair values of these assets less costs to sell determined using a discounted cash flow analysis which utilized Level 3 unobservable inputs. The other impairments and adjustments to finite-lived intangible assets were measured as the difference of the historical carrying value of these finite-lived assets as compared to the estimated fair value as determined using a discounted cash flow analysis using Level 3 unobservable inputs.

Periodically, the Company's products face the expiration of their patent or regulatory exclusivity. The Company anticipates that product sales for such product would decrease shortly following a loss of exclusivity ("LOE"), due to the possible entry of a generic competitor. Where the Company has the rights, it may elect to launch an authorized generic of such product (either as the Company's own branded generic or through a third-party). This may occur prior to, upon or following generic entry, which may mitigate the anticipated decrease in product sales; however, even with launch of an authorized generic, the decline in product sales of such product could still be significant, and the effect on future revenues could be material.

Management continually assesses the useful lives related to the Company's long-lived assets to reflect the most current assumptions.

Estimated amortization expense of finite-lived intangible assets for the five years ending December 31 and thereafter are as follows:

(in millions)	2023	2024	2025	2026	2027	Thereafter	Total
Amortization	$ 1,027	$ 904	$ 798	$ 670	$ 633	$ 70	$ 4,102

Goodwill

The changes in the carrying amounts of goodwill during the years ended December 31, 2022, 2021 and 2020 were as follows:

(in millions)	Bausch + Lomb/ International	Bausch + Lomb	Salix	International	Ortho Dermatologics	Solta Medical	Diversified Products	Total
Balance, January 1, 2020	$ 5,786	$ —	$ 3,159	$ —	$ 1,267	$ —	$ 2,914	13,126
Assets held for sale reclassified to goodwill	18	—	—	—	—	—	—	18
Goodwill reclassified to assets held for sale (Note 3)	(217)	—	—	—	—	—	—	(217)
Foreign exchange and other	117	—	—	—	—	—	—	117
Balance, December 31, 2020	5,704	—	3,159	—	1,267	—	2,914	13,044
Realignment of segment goodwill	(5,704)	5,395	—	887	—	—	(578)	—
Impairment	—	—	—	—	(469)	—	—	(469)
Foreign exchange and other	—	(77)	—	(62)	—	—	21	(118)
Balance, December 31, 2021	—	5,318	3,159	825	798	—	2,357	12,457
Realignment of segment goodwill	—	—	—	—	(798)	115	683	—
Additions	—	5	—	—	—	—	—	5
Impairment	—	—	—	—	—	—	(824)	(824)
Foreign exchange and other	—	(77)	—	(36)	—	—	22	(91)
Balance, December 31, 2022	$ —	$ 5,246	$ 3,159	$ 789	$ —	$ 115	$ 2,238	$ 11,547

Goodwill is not amortized but is tested for impairment at least annually on October 1st at the reporting unit level. A reporting unit is the same as, or one level below, an operating segment. The Company performs its annual impairment test by first assessing qualitative factors. Where the qualitative assessment suggests that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a quantitative fair value test is performed for that reporting unit (Step 1).

The fair value of a reporting unit refers to the price that would be received to sell the unit as a whole in an orderly transaction between market participants. The Company estimates the fair values of a reporting unit using a discounted cash flow model which utilizes Level 3 unobservable inputs. The discounted cash flow model relies on assumptions regarding revenue growth rates, gross profit, projected working capital needs, selling, general and administrative expenses, research and development expenses, capital expenditures, income tax rates, discount rates and terminal growth rates. To estimate fair value, the Company discounts the forecasted cash flows of each reporting unit. The discount rate the Company uses represents the estimated weighted average cost of capital, which reflects the overall level of inherent risk involved in its reporting unit operations and the rate of return a market participant would expect to earn. The quantitative fair value test is performed utilizing long-term growth rates and discount rates applied to the estimated cash flows in estimation of fair value. To estimate cash flows beyond the final year of its model, the Company estimates a terminal value by applying an in-perpetuity growth assumption and discount factor to determine the reporting unit's terminal value.

To forecast a reporting unit's cash flows the Company takes into consideration economic conditions and trends, estimated future operating results, management's and a market participant's view of growth rates and product lives, and anticipates future economic conditions. Revenue growth rates inherent in these forecasts are based on input from internal and external market research that compare factors such as growth in global economies, recent industry trends and product life-cycles. Macroeconomic factors such as changes in economies, changes in the competitive landscape including the unexpected LOE to the Company's product portfolio, changes in government legislation, product life-cycles, industry consolidations and other changes beyond the Company's control could have a positive or negative impact on achieving its targets. Accordingly, if market conditions deteriorate, or if the Company is unable to execute its strategies, it may be necessary to record impairment charges in the future.

2020

<u>*2020 Interim Impairment Assessment*</u>

The negative impacts of the COVID-19 pandemic on the global economy led to significant volatility in the global equity markets and the Company was able to continue its operations with limited disruptions. In performing its assessment during 2020, the Company considered the possible effects and outcomes of the COVID-19 pandemic on, among other things, its supply chain, customers and distributors, employee base, product sustainability, research and development activities, product pipeline and consumer demand and related rebates and discounts and made adjustments to the long-term forecasts used in previous goodwill impairment assessments, for these and other matters. After completing this assessment, the Company believed that, with the exception of the Ortho Dermatologics reporting unit, its long-term forecasted cash flows, as adjusted for the possible outcome of the COVID-19 pandemic and other matters, did not indicate that the fair value of any reporting unit may be below its carrying value.

During the interim periods of 2020, after giving consideration to the nature and timing of the negative impacts of the COVID-19 pandemic on the Company's forecasted cash flows, with the exception of the Ortho Dermatologics reporting unit, no events occurred, or circumstances changed that would indicate that the fair value of any other reporting unit might be below its carrying value and therefore, no impairments were recorded.

During the three months ended March 31, 2020 and June 30, 2020, the operating results for the Ortho Dermatologics reporting unit were less than forecasted primarily due to certain products experiencing longer launch cycles than originally anticipated as a result of the COVID-19 pandemic. The Company revised its long-term forecasts as of March 31, 2020 and as of June 30, 2020 for these matters. Management believed that these events were indicators that there was less headroom as of March 31, 2020 and June 30, 2020 as compared to the headroom calculated on the date Ortho Dermatologics goodwill was previously tested for impairment. Therefore, a quantitative fair value test for impairment to the goodwill of the Ortho Dermatologics reporting unit was performed at March 31, 2020 and at June 30, 2020. The quantitative fair value tests utilized the Company's most recent cash flow projections for the Ortho Dermatologics reporting unit as revised in the then respective quarter of 2020 which reflected current market conditions and current trends in business performance. Based on the quantitative fair value tests, the fair value of the Ortho Dermatologics reporting unit continued to be greater than its carrying value and as a result there was no impairment to the goodwill of the reporting unit at March 31, 2020 and at June 30, 2020.

2020 Annual Impairment Test

The Company conducted its annual goodwill impairment test as of October 1, 2020 by first assessing qualitative factors. Based on its qualitative assessment as of October 1, 2020, management believed that, with the exception of the Ortho Dermatologics reporting unit, it was more likely than not that the carrying amounts of its reporting units were less than their respective fair values and therefore concluded that a quantitative fair value test for those reporting units was not required.

As part of its qualitative assessment of the Ortho Dermatologics reporting unit as of October 1, 2020, the Company considered, among other matters, a range of potential impacts of COVID-19 pandemic related matters and the limited headroom calculated on the date Ortho Dermatologics goodwill was last tested for impairment (June 30, 2020). The Company believed that these factors may suggest that it was more likely than not that the fair value of the Ortho Dermatologics reporting unit was less than its carrying amount, and therefore a quantitative fair value test was performed for the reporting unit.

The Company performed a quantitative fair value test for the Ortho Dermatologics reporting unit as of October 1, 2020. The quantitative fair value test utilized the Company's most recent cash flow projections as revised in the fourth quarter of 2020 which reflected current market conditions and current trends in business performance. The quantitative fair value test utilized a long-term growth rate of 2.0% and a range of discount rates between 9.50% and 9.75%, in estimation of the fair value of this reporting unit. Based on the quantitative fair value test, the fair value of the Ortho Dermatologics reporting unit was approximately 10% greater than its carrying value and as a result there was no impairment to the goodwill of the reporting unit.

2021

First Quarter 2021 - Realignment of Segments

Commencing in the first quarter of 2021, the Company began operating in the following reportable segments: (i) Bausch + Lomb, (ii) Salix, (iii) International Rx, (iv) Ortho Dermatologics and (v) Diversified Products. The Bausch + Lomb segment consisted of the: (i) U.S. Bausch + Lomb and (ii) International Bausch + Lomb reporting units. The Salix segment consisted of the Salix reporting unit. The International Rx segment consisted of the International Rx reporting unit. The Ortho Dermatologics segment consisted of the: (i) Ortho Dermatologics and (ii) Global Solta reporting units. The Diversified Products segment consisted of the: (i) Neurology and Other, (ii) Generics and (iii) Dentistry reporting units. This realignment in segment structure resulted in a change in the Company's former International reporting unit, which was divided between the International Bausch + Lomb reporting unit and International Rx reporting unit. In addition, as part of this realignment of segment structure, certain products historically included in the Generics reporting unit were included in the U.S. Bausch + Lomb reporting unit.

As a result of this realignment, goodwill was reassigned to each of the aforementioned reporting units using a relative fair value approach. Goodwill previously reported in the former International reporting unit was reassigned to the International Bausch + Lomb and International Rx reporting units, and a portion of goodwill previously reported in the former Generics reporting unit was reassigned to the U.S. Bausch + Lomb reporting unit.

Immediately prior to the change in reporting units, the Company performed a qualitative fair value assessment for its former: (i) International and (ii) Generics reporting units. Based on the qualitative fair value assessment performed, management believed that it was more likely than not that the carrying values of its former: (i) International and (ii) Generics reporting units were less than their respective fair values and therefore, concluded a quantitative assessment was not required.

Immediately following the change in reporting units, as a result of the change in composition of the net assets for its current: (i) International Bausch + Lomb, (ii) International Rx and (iii) Generics reporting units, the Company performed a quantitative fair value test. The quantitative fair value test utilized the Company's most recent cash flow projections as revised in the first quarter of 2021 which reflected current market conditions and current trends in business performance. The quantitative fair value test utilized a range of long-term growth rates of 1.0% to 3.0% and a range of discount rates between 11.0% and 12.25%, in estimation of the fair value of the reporting units. After completing the testing, the fair value of each of these reporting units exceeded its carrying value by more than 40%, and, therefore, there was no impairment to goodwill. In addition, as the U.S. Bausch + Lomb reporting unit had a change in composition of its net assets related to certain products historically included in the Generics reporting unit now being included in the U.S. Bausch + Lomb reporting unit, the Company performed a qualitative assessment of this reporting unit. Based on the qualitative fair value assessment performed, management believed that it was more likely than not that the carrying value of its current U.S. Bausch + Lomb reporting unit was less than its fair value and therefore, concluded a quantitative assessment was not required.

March 31, 2021 Impairment

During the three months ended March 31, 2021, management identified launches of certain Ortho Dermatologics products which were not going to achieve their trajectories as forecasted once the social restrictions associated with the COVID-19 pandemic began to ease in the U.S. and offices of health care professionals could reopen. In addition, insurance coverage pressures within the U.S. continued to persist limiting patient access to topical acne and psoriasis products. In light of these developments, during the first quarter of 2021, the Company began taking steps to: (i) redirect its R&D spend to eliminate projects it has identified as high cost and high risk, (ii) redirect a portion of its marketing and product development outside the U.S. to geographies where there is better patient access and (iii) reduce its cost structure to be more competitive. As a result, during the three months ended March 31, 2021, the Company revised its long-term forecasts for the Ortho Dermatologics reporting unit. Management believed that these events were indicators that there is less headroom as of March 31, 2021 as compared to the headroom calculated on the date goodwill was last tested for impairment (October 1, 2020). Therefore, a quantitative fair value test for the Ortho Dermatologics reporting unit was performed. The quantitative fair value test utilized the Company's most recent cash flow projections as revised in the first quarter of 2021 to reflect the business changes previously discussed, including a range of potential outcomes, along with a long-term growth rate of 1.0% and a range of discount rates between 9.0% and 10.0%. Based on the quantitative fair value test, the carrying value of the Ortho Dermatologics reporting unit exceeded its fair value as of March 31, 2021, and the Company recognized a goodwill impairment of $469 million.

Second Quarter 2021 - Realignment of Bausch + Lomb Reporting Units

Commencing in the second quarter of 2021, the Company changed the way it reviews the financial information of its Bausch + Lomb segment. Beginning in the second quarter of 2021, management no longer reviews the financial information of its Bausch + Lomb segment on a geographic basis, but instead reviews this financial information on a business line basis. This change created a change in the reporting units of the Bausch + Lomb segment. After the change, under its business line view, the Bausch + Lomb segment consists of the global: (i) Vision Care / Consumer Products, (ii) Ophthalmic Pharmaceuticals and (iii) Surgical reporting units. Prior to the second quarter of 2021, under the geographic view, the Bausch + Lomb segment consisted of the former: (i) U.S. Bausch + Lomb and (ii) International Bausch + Lomb reporting units. As a result of this realignment, goodwill was reassigned to each of the aforementioned reporting units using a relative fair value approach. The change in Bausch + Lomb reporting units does not impact the reported revenues and segment profits of the Bausch + Lomb segment for any prior periods.

Immediately prior to the change in its Bausch + Lomb reporting units, the Company performed a qualitative fair value assessment for its former reporting units. Based on the qualitative fair value assessment, management believed that it was more likely than not that the carrying values of its former: (i) U.S. Bausch + Lomb and (ii) International Bausch + Lomb reporting units were less than their respective fair values and, therefore, concluded a quantitative assessment was not required.

As a result of the change in composition of net assets, the Company performed a quantitative fair value test of its new: (i) Vision Care / Consumer Products, (ii) Ophthalmic Pharmaceuticals and (iii) Surgical reporting units immediately following the change in the Bausch + Lomb segment. The quantitative fair value test utilized the Company's most recent cash flow projections as revised in the second quarter of 2021 which reflected current market conditions and current trends in business performance. The quantitative fair value test utilized long-term growth rates of 2.0% and 3.0% and a range of discount rates between 7.0% and 10.0%, in estimation of the fair value of the reporting units. After completing the testing, the fair value of each of these reporting units exceeded its carrying value by more than 45%, and, therefore, there was no impairment to goodwill.

June 30, 2021 and September 30, 2021 Interim Assessment

The Company continued to monitor the market conditions impacting the Ortho Dermatologics reporting unit. The Company's latest forecasts for the Ortho Dermatologics reporting unit included a range of potential outcomes for, among other matters: (i) the impacts of the COVID-19 pandemic on operations, (ii) the impact of the loss of exclusivity of certain products, (iii) the impact of longer launch cycles for certain new products, (iv) progress of its product pipeline and (v) ongoing pricing pressures, which could negatively impact the reporting unit's results over the long term. The changes in the amounts and timing of revenues and expenses in the latest forecast as compared to the forecast used at March 31, 2021 (the last time goodwill of the Ortho Dermatologics reporting unit was tested), were not substantial enough to materially adversely affect the recoverability of the Ortho Dermatologics reporting unit's assets and were not material enough to indicate that the fair value of the Ortho Dermatologics reporting unit might be below its carrying value as last tested at March 31, 2021.

No other events occurred or circumstances changed during the period October 1, 2020 (the earliest date goodwill was tested for all other reporting units) through December 31, 2021 that indicated that the fair value of any reporting unit, other than the Ortho Dermatologics reporting unit, might be below its carrying value.

2021 Annual Impairment Test

The Company conducted its annual goodwill impairment test as of October 1, 2021 by first assessing qualitative factors. Based on its qualitative assessment as of October 1, 2021, management believed that, with the exception of the Ortho Dermatologics reporting unit, it was more likely than not that the carrying amounts of its reporting units were less than their respective fair values and therefore concluded that a quantitative fair value test for those reporting units was not required.

As part of its qualitative assessment of the Ortho Dermatologics reporting unit as of October 1, 2021, the Company considered, among other matters, the limited headroom as a result of the impairment to the goodwill of the Ortho Dermatologics reporting unit when last tested (March 31, 2021) and macroeconomic factors such as higher than expected inflation for many commodities, volatility in many of the equity markets and pressures on market interest rates. The Company believed that these facts and circumstances may suggest that it was more likely than not that the fair value of the Ortho Dermatologics reporting unit was less than its carrying amount, and therefore a quantitative fair value test was performed for the reporting unit.

The quantitative fair value test utilized the Company's most recent cash flow projections as revised in the fourth quarter of 2021 which reflected current market conditions and current trends in business performance. The quantitative fair value test utilized a long-term growth rate of 1.0% and a discount rate of 9.0%, in estimation of the fair value of this reporting unit. Based on the quantitative fair value test, the fair value of the Ortho Dermatologics reporting unit was approximately 10% greater than its carrying value and as a result there was no impairment to the goodwill of the reporting unit.

2022

First Quarter 2022 - Realignment of Segments

Commencing in the first quarter of 2022, the Company began operating in the following reportable segments: (i) Salix, (ii) International, (iii) Diversified Products, (iv) Solta Medical and (v) Bausch + Lomb. The Salix segment consists of the Salix reporting unit. The International segment consists of the International reporting unit. The Diversified Products segment consists of the: (i) Neurology and Other, (ii) Generics, (iii) Ortho Dermatologics and (iv) Dentistry reporting units. The Solta Medical segment consists of the Solta reporting unit. The Bausch + Lomb segment consists of the: (i) Vision Care (formerly Vision Care / Consumer Products), (ii) Ophthalmic Pharmaceuticals and (iii) Surgical reporting units. As such, the new segment structure does not impact the Company's reporting units but realigns the two reporting units of the former Ortho Dermatologics segment whereby the Ortho Dermatologics reporting unit is now part of the current Diversified Products segment and the Solta reporting unit is now its own operating and reportable segment, and therefore management concluded that a quantitative fair value test was not required.

March 31, 2022 Interim Assessment

During the three months ended March 31, 2022, macroeconomic factors had impacted interest rates and the U.S. inflation rate was higher than previously expected. Given the limited headroom of the Ortho Dermatologics reporting unit as calculated on October 1, 2021, the Company believed that these facts and circumstances suggested the fair value of the Ortho Dermatologics reporting unit could be less than its carrying amount, and therefore a quantitative fair value test was performed for the reporting unit.

The quantitative fair value test utilized the Company's most recent cash flow projections as revised in the fourth quarter of 2022 which reflected current market conditions and current trends in business performance. The quantitative fair value test utilized a long-term growth rate of 1% and a discount rate of 9%. The discount rate contemplated changes in the current macroeconomic conditions noting certain inputs such as the risk-free rate increased over the three months ended March 31, 2022, and was offset by decreases in other reporting unit specific risks during the same period. Based on the quantitative fair value test, the fair value of the Ortho Dermatologics reporting unit was less than 2% greater than its carrying value and as a result there was no impairment to the goodwill of the reporting unit.

June 30, 2022 Interim Assessment

Ortho Dermatologics

During the three months ended June 30, 2022, increases in interest rates and, to a lesser extent, higher than expected inflation in the U.S. and other macroeconomic factors impacted key assumptions used to value the Ortho Dermatologics reporting unit as of March 31, 2022. Given the limited headroom of the Ortho Dermatologics reporting unit as calculated on March 31, 2022, the Company believed that these facts and circumstances suggested the fair value of the Ortho Dermatologics reporting unit could be less than its carrying amount, and therefore a quantitative fair value test was performed for the reporting unit.

The quantitative fair value test utilized the Company's most recent cash flow projections for the Ortho Dermatologics reporting unit as revised in the second quarter of 2022 which reflected current market conditions and current trends in business performance. The Company's discounted cash flow model for the Ortho Dermatologics reporting unit included a range of potential outcomes for, among other matters, macroeconomic factors such as higher than expected inflation for many commodities, volatility in many of the equity markets and pressures on market interest rates. The quantitative fair value test utilized a long-term growth rate of 1% and a discount rate of 10%. The discount rate had increased 1% since the assessment performed as of March 31, 2022, as a result of changes in macroeconomic conditions, including an increase in the risk-free rate during the three months ended June 30, 2022. Based on the quantitative fair value test, the carrying value of the Ortho Dermatologics reporting unit exceeded its fair value as of June 30, 2022, and the Company recognized a goodwill impairment of $83 million.

Bausch + Lomb Reporting Units

During the period May 6, 2022 (the time Bausch + Lomb's stock began trading publicly) through June 30, 2022, equity and bond markets were negatively impacted by various macroeconomic and geopolitical factors including, but not limited to:

rising inflation rates in the U.S. and abroad, uncertainties created by the Russia/Ukraine conflict, interest rate volatility, COVID-19 related lockdowns and supply issues. The equity markets negatively impacted the market price for Bausch + Lomb's common stock which as of June 30, 2022 was trading below its IPO offering price. The Company believed that these facts and circumstances suggest the fair value of the three reporting units of the Bausch + Lomb segment could be less than their respective carrying amounts. Therefore, separate quantitative fair value tests were performed for the Vision Care, Surgical and Ophthalmic reporting units of the Bausch + Lomb segment.

The quantitative fair value tests utilized the Company's most recent cash flow projections for each of its reporting units as revised in the second quarter of 2022 which reflected current market conditions and current trends in business performance. The quantitative fair value tests utilized long-term growth rates of 2% and 3% and discount rates of 9.0% and 11.5%. After completing the testing, the fair value of each of these reporting units exceeded their respective carrying values by more than 25%, and, therefore, there was no impairment to goodwill.

September 30, 2022 Interim Assessment

Ortho Dermatologics

During the third quarter of 2022, the Company continued to monitor the market conditions impacting the Ortho Dermatologics reporting unit. Continued increases in interest rates and, to a lesser extent, higher than expected inflation in the U.S. and other macroeconomic factors impacted key assumptions used to value the Ortho Dermatologics reporting unit at June 30, 2022. Based on the impairment of goodwill recognized in the second quarter of 2022 for the Ortho Dermatologics reporting unit, the reporting unit had no headroom as calculated on June 30, 2022, and as such, the Company believed that these facts and circumstances suggested the fair value of the Ortho Dermatologics reporting unit could be less than its carrying amount, and therefore a quantitative fair value test was performed for the reporting unit.

The quantitative fair value test utilized the Company's most recent cash flow projections for the Ortho Dermatologics reporting unit as revised in the third quarter of 2022 which reflected current market conditions and current trends in business performance. The Company's discounted cash flow model for the Ortho Dermatologics reporting unit includes, among other matters, volatility in many of the equity markets and pressures on market interest rates and macroeconomic factors such as changes in inflation for many commodities. The quantitative fair value test utilized a long-term growth rate of 1% and the discount rate increased from 10.0% at June 30, 2022 to 10.5% at September 30, 2022, which reflects the increases in market interest rates. Based on the quantitative fair value test, the carrying value of the Ortho Dermatologics reporting unit exceeded its fair value at September 30, 2022, and the Company recognized a goodwill impairment of $119 million for the three months ended September 30, 2022. As of September 30, 2022, the Ortho Dermatologics reporting unit had remaining goodwill of $480 million.

Salix

On August 10, 2022, the Norwich Legal Decision was issued that held, among other matters, that certain U.S. Patents protecting the composition and use of Xifaxan[®] for treating IBS-D were invalid. On August 16, 2022, the Company appealed the Norwich Legal Decision and intends to vigorously defend its Xifaxan[®] intellectual property. See "*Xifaxan[®] Paragraph IV Proceedings*" of Note 20, "LEGAL PROCEEDINGS" for details of this litigation matter and the Company's response.

Xifaxan[®] revenues represent approximately 80% of the Salix reporting unit's revenue. The ultimate outcome of the Norwich Legal Decision and other potential future related developments, including a competitor's ability to launch a successful generic version to Xifaxan[®], could impact the timing and extent of future revenues and cash flows associated with Xifaxan[®]. As such, the Company believes that the uncertainty of the possible outcomes of the Norwich Legal Decision and the potential impact on Xifaxan[®] revenues are indicators that the Salix reporting unit's fair value could be less than its carrying amount, and therefore a quantitative fair value test was performed for the reporting unit.

The Company performed its quantitative fair value test using a probability-weighted discounted cash flow analysis, with a base case representing the Company's most recent cash flow projections as revised in the third quarter of 2022, as well as different scenarios representing a range of different outcomes which address, among other things, the range of possible outcomes of the Norwich Legal Decision and the timing of when a competitor or competitors could be able to successfully launch a generic version of Xifaxan[®], if they are able to launch one at all. The forecasted cash flows under each set of outcomes were discounted utilizing a long-term growth rate of 2.5% and discount rates of 9.75% and 10.0%. The Company assigned a probability weighting to each scenario reflecting its best estimate of likelihood of the outcome resulting in each scenario, and calculated a weighted average of the valuations derived from the discounted cash flows under each scenario using this probability weighting.

As of September 30, 2022, the carrying value of the Salix reporting unit was less than its fair value as determined by the Company's probability-weighted discount valuation model and therefore no impairment was recorded as of September 30, 2022. However, as the Company's probability-weighted discount valuation includes certain scenarios under which the Company does not retain market exclusivity for Xifaxan® through January 2028, these probability-weighted fair values of the Salix reporting unit exceeded its carrying value by less than 5%.

During the interim periods of 2022, no events occurred, or circumstances changed during the period October 1, 2021 (the date of the last annual impairment test) through September 30, 2022, that indicated that the fair value of any reporting unit, other than the Ortho Dermatologics reporting unit, the Salix reporting unit and the reporting units of the Bausch + Lomb segment, might be below their respective carrying values.

2022 Annual Impairment Test

The Company's annual goodwill impairment test as of October 1, 2022, included performing separate quantitative fair value tests for the Neurology and Other reporting unit and the Vision Care, Surgical and Ophthalmic reporting units of the Bausch + Lomb segment. For its remaining reporting units, the Company conducted its annual goodwill impairment test as of October 1, 2022, by first assessing qualitative factors. Based on its qualitative assessment as of October 1, 2022, management believed that, it was more likely than not that the carrying amounts of its remaining reporting units were less than their respective fair values and therefore concluded that a quantitative fair value test for those reporting units was not required.

Neurology and Other

The Neurology and Other reporting unit operates in the United States, where shifting market dynamics, including changes in payer demands, health care legislation, and other regulations are contributing to increasing pressure for the reduction of healthcare costs, through both pricing of pharmaceutical products and/or directing patients to lower cost unbranded generic products. The nature of the Neurology and Other reporting unit's product portfolio, which includes branded generic pharmaceuticals, is by its nature impacted by these changing market dynamics. As a result, the Company has begun taking steps to: (i) reassess its pricing strategies, (ii) re-evaluate its marketing and promotional efforts, and (iii) reduce its cost structure, and has revised its long-term forecasts for the Neurology and Other reporting unit to reflect these developments.

The quantitative fair value test for the Neurology and Other reporting unit utilized the most recent cash flow projections for the reporting unit as revised in the fourth quarter of 2022 to reflect current market conditions and current trends in business performance. The quantitative assessment utilized a long-term growth rate of -2.5% and a discount rate of 10.25%, in the estimation of the reporting unit's fair value. As a result of the revisions to its long-term expectations for these and other factors, goodwill for the Neurology and Other reporting unit was impaired during the Company's most recent annual impairment test reflecting its best estimate at that time of the outlook and risks of this business. Based on the quantitative fair value test, the carrying value of the Neurology and Other reporting unit exceeded its fair value as of October 1, 2022, and the Company recognized a goodwill impairment of $622 million. As of December 31, 2022, the Neurology and Other reporting unit had remaining goodwill of $1,439 million.

Bausch + Lomb Reporting Units

The quantitative fair value test for the Vision Care, Surgical and Ophthalmic reporting units of the Bausch + Lomb segment utilized the most recent cash flow projections for each of the reporting units as revised in the fourth quarter of 2022 which reflected current market conditions and current trends in business performance. The quantitative assessment utilized long-term growth rates of 2.0% and 3.0% and discount rates of 9.50% and 12.25%, in estimation of the fair value of the reporting units. After completing the testing, the fair value of each of these reporting units exceeded its respective carrying value by more than 25%, and, therefore, there was no impairment to goodwill.

December 31, 2022

During the period October 1, 2022 through December 31, 2022, the Company continued to monitor the market conditions and trends in business performance for all its reporting units, particularly as they pertain to the Ortho Dermatologics and Salix reporting units, and determined that, no events occurred, or circumstances changed that would indicate that the fair value of any reporting unit might be below its carrying value. However, if market conditions deteriorate, or if the Company is unable to execute its strategies, it may be necessary to record impairment charges in the future and those charges could be material.

Ortho Dermatologics

As a result of the impairment of goodwill in the third quarter of 2022, the Ortho Dermatologics reporting unit had no headroom on September 30, 2022, and as such, the Company continued to monitor the market conditions impacting the Ortho Dermatologics reporting unit during the period October 1, 2022 through December 31, 2022.

During the fourth quarter of 2022, the Company evaluated the reporting unit's performance as well as its revised long-term forecasts in light of current market conditions, current trends in business performance and the expected impacts of management's latest business strategies. This evaluation supported management's previous expectations for long-term business performance. Additionally, based on corporate bond rates as of December 31, 2022, the Company concluded that discount rates would not have increased during the fourth quarter as compared to the discount rate used in determining the fair value of the reporting unit as of September 30, 2022. Based on these factors, management concluded that it was more likely than not that the carrying value of its Ortho Dermatologics reporting unit was less than its fair value and therefore, concluded a quantitative assessment was not required during the quarter ended December 31, 2022. However, given the reporting unit's limited headroom, any changes or other potential future developments may adversely impact the estimated fair value of the Ortho Dermatologics reporting unit in one or more future periods requiring an impairment to goodwill to be recognized. Any such impairment could be material to the Company's results of operations in the period in which it was to occur.

Salix

Based on the quantitative fair value testing performed in the third quarter of 2022, the Salix reporting unit had limited headroom as of September 30, 2022, and as such, the Company continued to monitor the potential impacts of changes in the Norwich Legal Decision and market conditions on the valuation of the Salix reporting unit during the period October 1, 2022 through December 31, 2022.

Through December 31, 2022, there were no material changes in the facts and circumstances of the Norwich Legal Decision, including management's assessment as to a competitor's ability to launch a successful generic version to Xifaxan® prior to January 2028, if they are able to launch one at all. The Company also evaluated the reporting unit's performance in the fourth quarter as well as its revised long-term forecasts in light of current market conditions, current trends in business performance and the expected impacts of management's latest business strategies. This evaluation supported management's previous expectations for long-term business performance. Additionally, based on corporate bond rates as of December 31, 2022, the Company concluded that discount rates would not have increased during the fourth quarter as compared to the discount rates used in determining the fair value of the reporting unit as of September 30, 2022. Based on these factors, management concluded that it was more likely than not that the carrying value of its Salix reporting unit was less than its fair value and therefore, concluded a quantitative assessment was not required during the quarter ended December 31, 2022. However, it is possible that the Norwich Legal Decision and other potential future developments may adversely impact the estimated fair value of the Salix reporting unit in one or more future periods. Any such impairment could be material to the Company's results of operations in the period in which it were to occur.

Accumulated goodwill impairment charges through December 31, 2022 were $5,004 million.

9. **ACCRUED AND OTHER CURRENT LIABILITIES**

Accrued and other current liabilities as of December 31, 2022 and 2021 consist of:

(in millions)	2022	2021
Legal matters and related fees	$ 326	$ 1,890
Product rebates	983	908
Product returns	427	482
Employee compensation and benefit costs	300	336
Interest	208	328
Income taxes payable	30	98
Other	714	749
	$ 2,988	$ 4,791

10. FINANCING ARRANGEMENTS

Principal amounts of debt obligations and principal amounts of debt obligations net of premiums, discounts and issuance costs as of December 31, 2022 and 2021 consists of the following:

(in millions)	Maturity	2022 Principal Amount	2022 Net of Premiums, Discounts and Issuance Costs	2021 Principal Amount	2021 Net of Premiums, Discounts and Issuance Costs
Senior Secured Credit Facilities:					
2018 Restated Credit Agreement					
2023 Revolving Credit Facility	June 2023	$ —	$ —	$ 285	$ 285
June 2025 Term Loan B Facility	June 2025	—	—	2,829	2,772
November 2025 Term Loan B Facility	November 2025	—	—	994	984
2022 Amended Credit Agreement					
2027 Revolving Credit Facility	February 2027	470	470	—	—
February 2027 Term Loan B Facility	February 2027	2,437	2,392	—	—
B+L Credit Facilities					
B+L Revolving Credit Facility	May 2027	—	—	—	—
B+L Term Facility	May 2027	2,488	2,439	—	—
Senior Secured Notes:					
5.500% Secured Notes	November 2025	1,680	1,672	1,750	1,739
6.125% Secured Notes	February 2027	1,000	987	—	—
5.750% Secured Notes	August 2027	500	496	500	495
4.875% Secured Notes	June 2028	1,600	1,583	1,600	1,580
11.00% First Lien Secured Notes	September 2028	1,774	2,826	—	—
14.00% Second Lien Secured Notes	October 2030	352	711	—	—
9.00% Intermediate Holdco Secured Notes	January 2028	999	1,423	—	—
Senior Unsecured Notes:					
6.125%	April 2025	—	—	2,650	2,640
9.000%	December 2025	959	951	1,500	1,482
9.250%	April 2026	741	737	1,500	1,489
8.500%	January 2027	643	644	1,750	1,754
7.000%	January 2028	171	170	750	743
5.000%	January 2028	433	429	1,250	1,238
6.250%	February 2029	821	813	1,500	1,483
5.000%	February 2029	452	448	1,000	990
7.250%	May 2029	337	334	750	742
5.250%	January 2030	779	771	1,250	1,237
5.250%	February 2031	462	458	1,000	989
Other	Various	12	12	12	12
Total long-term debt and other		$ 19,110	20,766	$ 22,870	22,654
Less: Current portion of long-term debt and other			432		—
Non-current portion of long-term debt			$ 20,334		$ 22,654

Covenant Compliance

The Senior Secured Credit Facilities (as defined below), the B+L Credit Facilities (as defined below) and the indentures governing the Senior Secured Notes (as defined and described in the table above), the 9.00% Intermediate Holdco Secured Notes (as defined below) and Senior Unsecured Notes (as defined and described in the table above) contain customary affirmative and negative covenants and specified events of default. These affirmative and negative covenants include, among other things, and subject to certain qualifications and exceptions, covenants that restrict the Company's ability and the ability of its subsidiaries to: incur or guarantee additional indebtedness; create or permit liens on assets; pay dividends

on capital stock or redeem, repurchase or retire capital stock or subordinated indebtedness; make certain investments and other restricted payments; engage in mergers, acquisitions, consolidations and amalgamations; transfer and sell certain assets; and engage in transactions with affiliates. As of December 31, 2022, the amount available for restricted payments under the "builder basket" in the Company's most restrictive indentures (as defined by those indentures) was approximately $9,600 million (although such availability is subject to the Company's compliance with a 2.00:1.00 fixed charge coverage ratio). The 2027 Revolving Credit Facility (as defined below) also contains a financial maintenance covenant that, requires the Company to maintain a first lien net leverage ratio of not greater than 4.00:1.00. The financial maintenance covenant may be waived or amended without the consent of the term loan facility lenders and contains a customary term loan facility standstill.

As of December 31, 2022, the Company was in compliance with its financial maintenance covenant related to its debt obligations. The Company, based on its current forecast for the next twelve months from the date of issuance of these financial statements, expects to remain in compliance with its financial maintenance covenant and meet its debt service obligations over that same period.

On November 29, 2022, the Company designated 1261229 B.C. Ltd., the entity that directly or indirectly holds 89% of the issued and outstanding shares of Bausch + Lomb, as an unrestricted subsidiary of the Company in accordance with the terms of the Company's indentures. In connection therewith, Bausch + Lomb and its subsidiaries, are now unrestricted subsidiaries of the Company and, as a result, are no longer subject to the covenants under the relevant Bausch Health indentures, and the earnings and debt of Bausch + Lomb, as defined in the relevant indentures, are also not included in the calculation of the Company's financial maintenance covenant.

The Company continues to take steps to ensure compliance with its financial maintenance covenant and may take other actions to reduce its debt levels to align with the Company's long-term strategy, including divesting other businesses, refinancing debt and issuing equity or equity-linked securities as deemed appropriate.

Exchange Offer

On September 30, 2022, the Company closed a series of transactions whereby it exchanged (the "Exchange Offer") validly tendered senior unsecured notes with an aggregate outstanding principal balance of $5,594 million as set forth in the table below (collectively, the "Existing Unsecured Senior Notes") for $3,125 million in aggregate principal balance of newly issued secured notes, a reduction of outstanding principal of $2,469 million.

The secured notes issued in the Exchange Offer consist of: (i) $1,774 million in aggregate principal amount of new 11.00% First Lien Secured Notes due 2028 (the "11.00% First Lien Secured Notes") issued by the Company, (ii) $352 million in aggregate principal amount of new 14.00% Second Lien Secured Notes due 2030 (the "14.00% Second Lien Secured Notes" and, together with the 11.00% First Lien Secured Notes, the "New BHC Secured Notes") issued by the Company and (iii) $999 million in aggregate principal amount of new 9.00% Senior Secured Notes due 2028 (the "9.00% Intermediate Holdco Secured Notes" and, together with the New BHC Secured Notes, the "New Secured Notes") issued by 1375209 B.C. Ltd. ("Intermediate Holdco"), an existing indirect wholly-owned unrestricted subsidiary of the Company that holds 38.6% of the issued and outstanding common shares of Bausch + Lomb.

The aggregate principal amounts of the Existing Unsecured Senior Notes that were validly tendered and accepted by the Company in the Exchange Offer are set forth below:

(in millions)		
9.00% Senior Notes due 2025	$	541
9.25% Senior Notes due 2026		752
8.50% Senior Notes due 2027		1,099
7.00% Senior Notes due 2028		540
5.00% Senior Notes due 2028		710
7.25% Senior Notes due 2029		373
6.25% Senior Notes due 2029		540
5.00% Senior Notes due 2029		371
5.25% Senior Notes due 2030		332
5.25% Senior Notes due 2031		336
Total	$	5,594

In connection with the Exchange Offer and following receipt of the requisite number of consents from noteholders, the Company and the applicable notes trustee, executed supplemental indentures to amend each of the indentures governing the 9.25% Senior Notes due 2026, 8.50% Senior Notes due 2027, 5.00% Senior Notes due 2028, 7.00% Senior Notes due 2028 and 7.25% Senior Notes due 2029, which amendments eliminate substantially all of the restrictive covenants as well as certain events of default and related provisions applicable to such series of notes.

The Company performed an assessment of the Exchange Offer and determined that it met the criteria to be accounted for as a troubled debt restructuring under Accounting Standards Codification 470-60. For each series of the Existing Unsecured Senior Notes exchanged, the undiscounted cash flows associated with the New Secured Notes issued were compared to the carrying value of the Existing Unsecured Senior Notes exchanged for such New Secured Notes and the applicable exchange was accounted for as follows: (i) to the extent the undiscounted cash flows of the New Secured Notes in question were lower than the carrying value of the applicable Existing Unsecured Senior Notes exchanged, the carrying value of the applicable New Secured Notes was established at the total of these undiscounted cash flows, with a gain recorded for the remaining difference between this value and the carrying value of the applicable Existing Senior Unsecured Notes (as such, no interest expense will be recorded for the applicable New Secured Notes prospectively) and (ii) to the extent the undiscounted cash flows of the New Secured Notes in question exceeded the carrying value of the applicable Existing Unsecured Senior Notes exchanged, the carrying value of the applicable New Secured Notes was established at the carrying value of the applicable Existing Senior Unsecured Notes, and the Company established new effective interest rates based on the carrying value of the applicable Existing Unsecured Senior Notes prior to the Exchange Offer.

The difference between the principal amount of the New Secured Notes and their carrying value was recorded as a premium and is included in long-term debt on the Company's Consolidated Balance Sheet.

For the three months ended September 30, 2022, the Company recorded a gain of $570 million, net of third party fees of $25 million, in connection with the Exchange Offer. The premium recorded on the New Secured Notes was $1,835 million, which will be reduced as contractual interest payments are made on the New Secured Notes. Further details of the New Secured Notes are discussed below.

Senior Secured Credit Facilities

Senior Secured Credit Facilities under the 2018 Restated Credit Agreement

On June 1, 2018, the Company and certain of its subsidiaries as guarantors entered into the "Senior Secured Credit Facilities" under the Company's Fourth Amended and Restated Credit and Guaranty Agreement, as amended by the First Incremental Amendment to the Restated Credit Agreement, dated as of November 27, 2018 (the "2018 Restated Credit Agreement") with a syndicate of financial institutions and investors as lenders. Prior to the 2022 Amended Credit Agreement (as defined below), the 2018 Restated Credit Agreement provided for a revolving credit facility of $1,225 million, maturing on the earlier of June 1, 2023 and the date that is 91 calendar days prior to the scheduled maturity of indebtedness for borrowed money of the Company and Bausch Health Americas, Inc. ("BHA") in an aggregate principal amount in excess of $1,000 million (the "2023 Revolving Credit Facility") and term loan facilities of original principal

amounts of $4,565 million and $1,500 million, maturing in June 2025 (the "June 2025 Term Loan B Facility") and November 2025 (the "November 2025 Term Loan B Facility"), respectively.

Senior Secured Credit Facilities under the 2022 Amended Credit Agreement

On May 10, 2022, the Company and certain of its subsidiaries as guarantors entered into a Second Amendment (the "Second Amendment") to the Fourth Amended and Restated Credit and Guaranty Agreement (as amended by the Second Amendment, the "2022 Amended Credit Agreement"). The 2022 Amended Credit Agreement provides for a new term loan facility with an aggregate principal amount of $2,500 million (the "2027 Term Loan B Facility") maturing on February 1, 2027 and a new revolving credit facility of $975 million (the "2027 Revolving Credit Facility") that will mature on the earlier of February 1, 2027 and the date that is 91 calendar days prior to the scheduled maturity of indebtedness for borrowed money of the Company and BHA in an aggregate principal amount in excess of $1,000 million. Borrowings under the 2027 Revolving Credit Facility can be made in U.S. dollars, Canadian dollars or Euros. After giving effect to the Second Amendment, the 2023 Revolving Credit Facility, June 2025 Term Loan B Facility and November 2025 Term Loan B Facility were refinanced (such refinancing, the "Credit Agreement Refinancing"), along with certain of the Company's existing senior notes, using net proceeds from the borrowings under the 2027 Term Loan B Facility, the B+L IPO and the B+L Debt Financing (as defined below) and available cash on hand. As of December 31, 2022, the Company had drawn $470 million and $25 million of issued and outstanding letters of credit on the 2027 Revolving Credit Facility.

Borrowings under the 2027 Term Loan B Facility bear interest at a rate per annum equal to, at the Company's option, either: (a) a forward-looking term rate determined by reference to the financing rate for borrowing U.S. dollars overnight collateralized by U.S. Treasury securities ("term SOFR rate") for the interest period relevant to such borrowing or (b) a base rate determined by reference to the highest of: (i) the prime rate (as defined in the 2022 Amended Credit Agreement), (ii) the federal funds effective rate plus 1/2 of 1.00% and (iii) the term SOFR rate for a period of one month plus 1.00% (or if such rate shall not be ascertainable, 1.50%) (provided, however that the term SOFR rate with respect to the 2027 Term Loan B Facility shall at no time be less than 0.50% per annum), in each case, plus an applicable margin.

Borrowings under the 2027 Revolving Credit Facility in: (i) U.S. dollars bear interest at a rate per annum equal to, at the Company's option, either: (a) the term SOFR rate (subject to a floor of 0.00% per annum) or (b) a U.S. dollar base rate, (ii) Canadian dollars bear interest at a rate per annum equal to, at the Company's option, either: (a) a Canadian dollar offer rate or (b) a Canadian dollar prime and (iii) euros bear interest at a rate per annum equal to a term benchmark rate determined by reference to the cost of funds for euro deposits ("EURIBOR") for the interest period relevant to such borrowing (subject to a floor of 0.00% per annum), in each case, plus an applicable margin. Term SOFR rate loans are subject to a credit spread adjustment ranging from 0.10%-0.25%.

The applicable interest rate margin for borrowings under the 2027 Term Loan B Facility is 5.25% for term SOFR rate loans and 4.25% for U.S. dollar base rate loans. The applicable interest rate margin for borrowings under the 2027 Revolving Credit Facility ranges from 4.75% to 5.25% for term SOFR rate loans, BA rate loans and EURIBOR loans and 3.75% to 4.25% for U.S. dollar base rate loans and Canadian prime rate loans.

In addition, the Company is required to pay commitment fees of 0.25%-0.50% per annum with respect to the unutilized commitments under the 2027 Revolving Credit Facility, payable quarterly in arrears. The Company also is required to pay: (i) letter of credit fees on the maximum amount available to be drawn under all outstanding letters of credit in an amount equal to the applicable margin on term SOFR rate borrowings under the 2027 Revolving Credit Facility on a per annum basis, payable quarterly in arrears, (ii) customary fronting fees for the issuance of letters of credit and (iii) agency fees.

Subject to certain exceptions and customary baskets set forth in the 2022 Amended Credit Agreement, the Company is required to make mandatory prepayments of the loans under the Senior Secured Credit Facilities under certain circumstances, including from: (i) 100% of the net cash proceeds of insurance and condemnation proceeds for property or asset losses (subject to reinvestment rights and net proceeds thresholds), (ii) 100% of the net cash proceeds from the incurrence of debt (other than permitted debt as described in the 2022 Amended Credit Agreement), (iii) 50% of Excess Cash Flow (as defined in the 2022 Amended Credit Agreement) subject to decrease based on leverage ratios and subject to a threshold amount and (iv) 100% of net cash proceeds from asset sales (subject to reinvestment rights and net proceeds thresholds). These mandatory prepayments may be used to satisfy future amortization.

The amortization rate for the 2027 Term Loan B Facility is 5.00% per annum, or $125 million, payable in quarterly installments beginning on September 30, 2022. The Company may direct that prepayments be applied to such amortization payments in order of maturity. As of December 31, 2022, the remaining mandatory quarterly amortization payments for the 2027 Term Loan B Facility were $500 million through December 2026.

The 2022 Amended Credit Agreement permits the incurrence of incremental credit facility borrowings up to the greater of $1,000 million and 40% of Consolidated Adjusted EBITDA (non-GAAP) (as defined in the 2022 Amended Credit Agreement), subject to customary terms and conditions, as well as the incurrence of additional incremental credit facility borrowings subject to, in the case of secured debt, a secured leverage ratio of not greater than 3.50:1.00, and, in the case of unsecured debt, either a total leverage ratio of not greater than 6.50:1.00 or an interest coverage ratio of not less than 2.00:1.00.

The 2022 Amended Credit Agreement provides that Bausch + Lomb shall initially be a "restricted" subsidiary subject to the terms of the 2022 Amended Credit Agreement covenants, but does not require Bausch + Lomb to guarantee the obligations under the 2022 Amended Credit Agreement. The 2022 Amended Credit Agreement permits the Company to designate Bausch + Lomb as an "unrestricted" subsidiary under the 2022 Amended Credit Agreement and no longer subject to the terms of the covenants thereunder provided that no event of default is continuing or will result from such designation and the total leverage ratio of Remainco (as defined in the 2022 Amended Credit Agreement) will not be greater than 7.60:1.00 on a pro forma basis. The Credit Agreement Refinancing contains provisions designed to facilitate the B+L Separation.

On November 29, 2022, the Company designated 1261229 B.C. Ltd., the entity that directly or indirectly holds approximately 89% of the issued and outstanding shares of Bausch + Lomb, as an unrestricted subsidiary of the Company in accordance with the terms of the Company's debt documents. In connection therewith, all of the subsidiaries of 1261229 B.C. Ltd., including Bausch + Lomb and its subsidiaries, are also now unrestricted subsidiaries of the Company and, as a result, are no longer subject to the covenants under the Bausch Health debt documents, and the earnings and debt of Bausch + Lomb, as defined in the relevant debt documents, are also not included in the calculation of the Company's financial maintenance covenant.

Senior Secured Credit Facilities under the B+L Credit Agreement

On May 10, 2022, Bausch + Lomb entered into a credit agreement (the "B+L Credit Agreement", and the credit facilities thereunder, the "B+L Credit Facilities") providing for a term loan of $2,500 million with a five-year term to maturity (the "B+L Term Facility") and a five-year revolving credit facility of $500 million (the "B+L Revolving Credit Facility" and such financing, the "B+L Debt Financing"). The B+L Credit Facilities are secured by substantially all of the assets of Bausch + Lomb and its material, wholly-owned Canadian, U.S., Dutch and Irish subsidiaries, subject to certain exceptions. The term loan is denominated in U.S. dollars, and borrowings under the revolving credit facility may be made available in U.S. dollars, euros, pounds sterling and Canadian dollars. As of December 31, 2022, the principal amount outstanding under the B+L Term Facility was $2,488 million and $2,439 million net of issuance costs. As of December 31, 2022, Bausch + Lomb had no outstanding borrowings, $24 million of issued and outstanding letters of credit and remaining availability of $476 million under its Revolving Credit Facility.

The B+L Revolving Credit Facility is a source of funding for Bausch + Lomb and its subsidiaries only. Absent the payment of a dividend, which would be determined by the Board of Directors of Bausch + Lomb and paid pro rata to Bausch + Lomb's shareholders, proceeds from the B+L Revolving Credit Facility are not available to fund the operations, investing and financing activities of Bausch Health.

Borrowings under the B+L Revolving Credit Facility in: (i) U.S. dollars bear interest at a rate per annum equal to, at Bausch + Lomb's option, either: (a) a term Secured Overnight Financing Rate ("SOFR")-based rate or (b) a U.S. dollar base rate, (ii) Canadian dollars bear interest at a rate per annum equal to, at Bausch + Lomb's option, either: (a) a Canadian Dollar Offered Rate ("CDOR") or (b) a Canadian dollar prime rate, (iii) euros bear interest at a rate per annum equal to EURIBOR and (iv) pounds sterling bear interest at a rate per annum equal to Sterling Overnight Index Average ("SONIA") (provided, however, that the term SOFR-based rate, CDOR, EURIBOR and SONIA shall be no less than 0.00% per annum at any time and the U.S. dollar base rate and the Canadian dollar prime rate shall be no less than 1.00% per annum at any time), in each case, plus an applicable margin. Term SOFR-based loans are subject to a credit spread adjustment of 0.10%.

The applicable interest rate margins for borrowings under the B+L Revolving Credit Facility are: (i) between 0.75% to 1.75% with respect to U.S. dollar base rate or Canadian dollar prime rate borrowings and between 1.75% to 2.75% with respect to SOFR, EURIBOR, SONIA or CDOR borrowings based on Bausch + Lomb's total net leverage ratio and (ii) after: (x) Bausch + Lomb's senior unsecured non-credit-enhanced long term indebtedness for borrowed money receives an investment grade rating from at least two of S&P, Moody's and Fitch and (y) the B+L Term Facility has been repaid in full in cash (the "IG Trigger"), between 0.015% to 0.475% with respect to U.S. dollar base rate or Canadian dollar prime rate borrowings and between 1.015% to 1.475% with respect to SOFR, EURIBOR, SONIA or CDOR borrowings based on Bausch + Lomb's debt rating. In addition, Bausch + Lomb is required to pay commitment fees of 0.25% per annum in respect of the unutilized commitments under the B+L Revolving Credit Facility, payable quarterly in arrears until the IG Trigger and a facility fee between 0.110% to 0.275% of the total revolving commitments, whether used or unused, based

on Bausch + Lomb's debt rating and payable quarterly in arrears. Bausch + Lomb is also required to pay letter of credit fees on the maximum amount available to be drawn under all outstanding letters of credit in an amount equal to the applicable margin on SOFR borrowings under the B+L Revolving Credit Facility on a per annum basis, payable quarterly in arrears, as well as customary fronting fees for the issuance of letters of credit and agency fees.

Borrowings under the B+L Term Facility bear interest at a rate per annum equal to, at Bausch + Lomb's option, either (i) a term SOFR-based rate, plus an applicable margin of 3.25% or (ii) a U.S. dollar base rate, plus an applicable margin of 2.25% (provided, however, that the term SOFR-based rate shall be no less than 0.50% per annum at any time and the U.S. dollar base rate shall not be lower than 1.50% per annum at any time). Term SOFR-based loans are subject to a credit spread adjustment of 0.10%. The stated rate of interest under the Term Facility at December 31, 2022 was 7.84% per annum.

Subject to certain exceptions and customary baskets set forth in the B+L Credit Agreement, Bausch + Lomb is required to make mandatory prepayments of the loans under the B+L Term Facility under certain circumstances, including from: (i) 100% of the net cash proceeds of insurance and condemnation proceeds for property or asset losses (subject to reinvestment rights, decrease based on leverage ratios and net proceeds threshold), (ii) 100% of the net cash proceeds from the incurrence of debt (other than permitted debt as described in the B+L Credit Agreement), (iii) 50% of Excess Cash Flow (as defined in the B+L Credit Agreement) subject to decrease based on leverage ratios and subject to a threshold amount and (iv) 100% of net cash proceeds from asset sales (subject to reinvestment rights, decrease based on leverage ratios and net proceeds threshold). These mandatory prepayments may be used to satisfy future amortization.

The amortization rate for the B+L Term Facility is 1.00% per annum, or $25 million, and the first installment was paid on September 30, 2022. Bausch + Lomb may direct that prepayments be applied to such amortization payments in order of maturity. As of December 31, 2022, the remaining mandatory quarterly amortization payments for the B+L Term Facility were $106 million through March 2027, with the remaining term loan balance being due in May 2027.

Senior Secured Notes

The Senior Secured Notes are guaranteed by each of the Company's subsidiaries that is a guarantor under the 2022 Amended Credit Agreement and existing Senior Unsecured Notes (together, the "Note Guarantors"). In connection with the closing of the B+L IPO, the redemption of the Company's 6.125% Senior Unsecured Notes due 2025 (the "April 2025 Unsecured Notes" and the related indenture, the "April 2025 Unsecured Notes Indenture") (as discussed below) and the related release in respect of the 2018 Restated Credit Agreement, the guarantees and related security provided by Bausch + Lomb and its subsidiaries in respect of the existing senior notes of the Company and BHA were released.

The Senior Secured Notes and the guarantees related thereto are senior obligations and are secured, subject to permitted liens and certain other exceptions, by the same first priority liens that secure the Company's obligations under the 2022 Amended Credit Agreement under the terms of the indentures governing the Senior Secured Notes.

The Senior Secured Notes and the guarantees rank equally in right of repayment with all of the Company's and Note Guarantors' respective existing and future unsubordinated indebtedness and senior to the Company's and Note Guarantors' respective future subordinated indebtedness. The Senior Secured Notes and the guarantees related thereto are effectively pari passu with the Company's and the Note Guarantors' respective existing and future indebtedness secured by a first priority lien on the collateral securing the Senior Secured Notes and effectively senior to the Company's and the Note Guarantors' respective existing and future indebtedness that is unsecured, including the existing Senior Unsecured Notes, or that is secured by junior liens, in each case to the extent of the value of the collateral. In addition, the Senior Secured Notes are structurally subordinated to: (i) all liabilities of any of the Company's subsidiaries that do not guarantee the Senior Secured Notes and (ii) any of the Company's debt that is secured by assets that are not collateral.

Upon the occurrence of a change in control (as defined in the indentures governing the Senior Secured Notes), unless the Company has exercised its right to redeem all of the notes of a series, holders of the Senior Secured Notes may require the Company to repurchase such holder's notes, in whole or in part, at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest.

6.500% Senior Secured Notes due 2022 and 7.00% Senior Secured Notes due 2024

In March 2017, the Company issued $1,250 million aggregate principal amount of 6.500% senior secured notes due March 15, 2022 (the "March 2022 Secured Notes") and $2,000 million aggregate principal amount of 7.000% senior secured notes due March 15, 2024 (the "March 2024 Secured Notes"), in a private placement. Interest on these notes is payable semi-annually in arrears on each March 15 and September 15.

The March 2022 Secured Notes were repaid in full as part of the May 2020 Refinancing Transactions (as defined below).

The March 2024 Secured Notes were repaid in full during 2021 with cash on hand and as part of the June 2021 Refinancing Transactions (as defined below).

<u>*5.500% Senior Secured Notes due 2025*</u>

On October 17, 2017, the Company issued $1,000 million, and, on November 21, 2017, the Company issued $750 million, aggregate principal amount of 5.500% Senior Secured Notes due November 2025 (the "November 2025 Secured Notes"), in a private placement. Interest on the November 2025 Secured Notes is payable semi-annually in arrears on each May 1 and November 1.

The November 2025 Secured Notes are redeemable at the option of the Company, in whole or in part, at any time, at the redemption prices set forth in the indenture.

<u>*5.750% Senior Secured Notes due 2027*</u>

On March 8, 2019, BHA and the Company issued: (i) $1,000 million aggregate principal amount of 8.500% Senior Unsecured Notes due 2027 (the "January 2027 Unsecured Notes") and (ii) $500 million aggregate principal amount of 5.750% Senior Secured Notes due August 2027 (the "August 2027 Secured Notes"), respectively, in a private placement. Interest on the August 2027 Secured Notes is payable semi-annually in arrears on each February 15 and August 15.

The August 2027 Secured Notes are redeemable at the option of the Company, in whole or in part, at the redemption prices set forth in the indenture, plus accrued and unpaid interest to the date of redemption.

<u>*4.875% Senior Secured Notes due 2028 - June 2021 Refinancing Transactions*</u>

On June 8, 2021, the Company issued $1,600 million aggregate principal amount of 4.875% Senior Secured Notes due June 2028 (the "June 2028 Secured Notes") in a private placement. The proceeds and cash on hand were used to: (i) repurchase a portion and redeem the remainder of $1,600 million of the March 2024 Secured Notes, representing the remaining outstanding principal balance of the March 2024 Secured Notes and (ii) pay all fees and expenses associated with these transactions (collectively, the "June 2021 Refinancing Transactions"). The June 2021 Refinancing Transactions were accounted for as an extinguishment of debt and the Company incurred a loss on extinguishment of debt of $38 million representing the difference between the amount paid to settle the extinguished debt and the extinguished debt's carrying value. Interest on the June 2028 Secured Notes is payable semi-annually in arrears on each June 1 and December 1.

The June 2028 Secured Notes are redeemable at the option of the Company, in whole or in part, at any time on or after June 1, 2024, at the redemption prices set forth in the June 2028 Secured Notes indenture. The Company may redeem some or all of the June 2028 Secured Notes prior to June 1, 2024 at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to, but not including, the date of the redemption plus a "make-whole" premium. In addition, at any time prior to June 1, 2024, the Company may redeem up to 40% of the aggregate principal amount of the June 2028 Secured Notes using the net proceeds of certain equity offerings at the redemption price set forth in the June 2028 Secured Notes indenture.

<u>*6.125% Senior Secured Notes due 2027 - February 2022 Financing*</u>

On February 10, 2022, the Company issued $1,000 million aggregate principal amount of 6.125% Senior Secured Notes due February 2027 (the "February 2027 Secured Notes"). The proceeds from the February 2027 Secured Notes, along with proceeds from the B+L IPO, the 2027 Term Loans and the B+L Debt Financing and cash on hand, were used to redeem the April 2025 Unsecured Notes and the Credit Agreement Refinancing as discussed below. The February 2027 Secured Notes accrue interest at a rate of 6.125% per year, payable semi-annually in arrears on each February and August.

The February 2027 Secured Notes are redeemable at the option of the Company, in whole or in part, at any time on or after February 2024, at the redemption prices set forth in the indenture. The Company may redeem some or all of the February 2027 Secured Notes prior to February 2024 at a price equal to 100% of the principal amount thereof plus a "make-whole" premium. Prior to February 2024, the Company may redeem up to 40% of the aggregate principal amount of the February 2027 Secured Notes using the proceeds of certain equity offerings at the redemption price set forth in the indenture.

<u>*New BHC Secured Notes*</u>

The 11.00% First Lien Secured Notes mature on September 30, 2028, and have a stated interest of 11.00% per year that is payable semi-annually in arrears on each March 30 and September 30. The 11.00% First Lien Secured Notes are redeemable, in whole or in part, at any time at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to, but not including, the date of redemption plus a "make-whole" premium as described in the 11.00% First Lien Secured Notes indenture.

The 14.00% Second Lien Secured Notes mature on October 15, 2030, and have stated interest of 14.00% per year that is payable semi-annually in arrears on each April 15 and October 15. The 14.00% Second Lien Secured Notes will be redeemable, in whole or in part, at any time on or after October 15, 2025 at the applicable redemption prices set forth in the 14.00% Second Lien Secured Notes indenture. In addition, some or all of the 14.00% Second Lien Secured Notes may be redeemed prior to October 15, 2025 at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to, but not including, the date of redemption plus a "make-whole" premium as described in the 14.00% Second Lien Secured Notes indenture. At any time prior to October 15, 2025, up to 40% of the aggregate principal amount of the 14.00% Second Lien Secured Notes may be redeemed with the net proceeds of certain equity offerings at the redemption price set forth in the 14.00% Second Lien Secured Notes indenture.

9.00% Intermediate Holdco Senior Secured Notes

The 9.00% Intermediate Holdco Secured Notes mature on January 30, 2028, and have a stated interest of 9.00% per year that is interest payable semi-annually in arrears on each January 30 and July 30. The 9.00% Intermediate Holdco Secured Notes are redeemable at the option of Intermediate Holdco, in whole or in part, at any time, at the redemption prices set forth in the 9.00% Intermediate Holdco Secured Notes indenture.

The 9.00% Intermediate Holdco Secured Notes are general senior secured obligations of Intermediate Holdco and secured by first priority liens (subject to permitted liens and certain other exceptions) on substantially all of the assets of Intermediate Holdco, which as of December 31, 2022 were comprised of 38.6% of the issued and outstanding common shares of Bausch + Lomb Corporation. The 9.00% Intermediate Holdco Secured Notes and Intermediate Holdco's other obligations under the indenture governing such notes are not obligations or responsibilities of, or guaranteed by, the Company, Bausch + Lomb or any of their respective affiliates or subsidiaries (other than the issuer Intermediate Holdco). The sole recourse of the holders of the 9.00% Intermediate Holdco Secured Notes under the 9.00% Intermediate Holdco Secured Notes and the indenture governing such notes is limited to Intermediate Holdco and its assets.

Senior Unsecured Notes

The Senior Unsecured Notes issued by the Company are the Company's senior unsecured obligations and are jointly and severally guaranteed on a senior unsecured basis by each of its subsidiaries that is a guarantor under the Senior Secured Credit Facilities. The Senior Unsecured Notes issued by BHA are senior unsecured obligations of BHA and are jointly and severally guaranteed on a senior unsecured basis by the Company and each of its subsidiaries (other than BHA) that is a guarantor under the Senior Secured Credit Facilities. Future subsidiaries of the Company and BHA, if any, may be required to guarantee the Senior Unsecured Notes.

If the Company experiences a change in control, the Company may be required to make an offer to repurchase each series of Senior Unsecured Notes, in whole or in part, at a purchase price equal to 101% of the aggregate principal amount of the Senior Unsecured Notes repurchased, plus accrued and unpaid interest.

Redemption of April 2025 Unsecured Notes

On January 18, 2022, the Company issued conditional notices of redemption to redeem: (i) all of the April 2025 Unsecured Notes conditioned upon the completion of the Credit Agreement Refinancing and (ii) $370 million in aggregate principal amount of the Company's outstanding 9.00% Senior Unsecured Notes due 2025 (the "December 2025 Unsecured Notes") conditioned upon the receipt of aggregate proceeds of at least $7,000 million from: (a) the B+L IPO, (b) the B+L Debt Financing, (c) the Credit Agreement Refinancing and (d) the issuance of the February 2027 Secured Notes.

In connection with the closing of the B+L IPO, the conditions of the redemption of its April 2025 Unsecured Notes were satisfied and the Company discharged the April 2025 Unsecured Notes Indenture using: (i) the net proceeds from the issuance of the February 2027 Secured Notes, (ii) the net proceeds from the B+L IPO, (iii) the net proceeds from the borrowings under the B+L Debt Financing and (iv) cash on hand. On May 10, 2022, the Company caused sufficient funds for the redemption in full of its April 2025 Unsecured Notes at a redemption price of 101.021% of the principal amount then outstanding to be irrevocably deposited with the Bank of New York Mellon, N.A., as trustee under the April 2025 Unsecured Notes Indenture, and the April 2025 Unsecured Notes Indenture was discharged. The April 2025 Unsecured Notes were redeemed on May 16, 2022. The redemption was accounted for as an extinguishment of debt.

On May 10, 2022, the Company notified the Trustee and holders of its outstanding December 2025 Unsecured Notes that the conditions to its previously announced redemption would not be satisfied, and the conditional redemption was cancelled.

In connection with the closing of the B+L IPO, the discharge of the April 2025 Unsecured Notes Indenture and the related release in respect of the 2018 Restated Credit Agreement as described above, the guarantees and related security provided by Bausch + Lomb and its subsidiaries in respect of the existing senior notes of the Company and BHA were released.

5.500% Senior Unsecured Notes due 2023

On January 30, 2015, the Company issued $1,000 million aggregate principal amount of March 2023 Unsecured Notes in a private placement. The March 2023 Unsecured Notes accrued interest at the rate of 5.500% per year, payable semi-annually in arrears. Throughout 2020, the Company repurchased, in aggregate, $169 million of March 2023 Unsecured Notes using cash on hand. The Company repurchased the remaining outstanding balance of $233 million in December 2020 as part of the December 2020 Refinancing Transactions (as defined below).

5.375% Senior Unsecured Notes due 2020, 5.875% Senior Unsecured Notes due 2023, 4.500% Senior Unsecured Notes due 2023 and 6.125% Senior Unsecured Notes due 2025

On March 27, 2015, VRX Escrow Corp., a newly formed wholly owned subsidiary of the Company, issued $2,000 million aggregate principal amount of 5.375% Senior Unsecured Notes due 2020 (the "March 2020 Unsecured Notes"), $3,250 million aggregate principal amount of May 2023 Unsecured Notes, €1,500 million aggregate principal amount of 4.500% Senior Unsecured Notes due 2023 (the "Euro Notes") and $3,250 million aggregate principal amount of 6.125% Senior Unsecured Notes due 2025 (the "April 2025 Unsecured Notes" and, together with the March 2020 Unsecured Notes", the May 2023 Unsecured Notes and the Euro Notes) in a private placement.

The March 2020 Unsecured Notes accrued interest at the rate of 5.375% per year and were repaid in full as part of certain refinancing transactions completed in 2017 and 2018. The May 2023 Unsecured Notes and the Euro Notes accrued interest at the rate of 5.875% and 4.500% per year, respectively and were each repaid in full as of December 31, 2020, as discussed below. The April 2025 Unsecured Notes accrue interest at the rate of 6.125% per year, payable semi-annually in arrears.

On January 16, 2020, the Company redeemed $1,240 million aggregate principal amount of the May 2023 Unsecured Notes. Throughout 2020, the Company repaid, in aggregate, $208 million of the May 2023 Unsecured Notes, with the May 2023 Unsecured Notes having been fully repaid during November 2020.

On December 3, 2020, the Company redeemed the remaining outstanding balance of the Euro Notes as part of the December 2020 Refinancing Transactions, as defined below.

Throughout 2021, the Company repaid, in aggregate, $600 million of the April 2025 Unsecured Notes.

As noted above, the April 2025 Unsecured Notes were redeemed and discharged in the second quarter of 2022.

9.000% Senior Unsecured Notes due 2025

On December 18, 2017, the Company issued $1,500 million aggregate principal amount of 9.000% Senior Unsecured Notes due 2025 (the "December 2025 Unsecured Notes") in a private placement. The related fees and expenses were paid using cash on hand. The December 2025 Unsecured Notes accrue interest at the rate of 9.000% per year, payable semi-annually in arrears on each of June 15 and December 15.

The Company may redeem all or a portion of the December 2025 Unsecured Notes, at the applicable redemption prices set forth in the December 2025 Unsecured Notes indenture, plus accrued and unpaid interest to the date of redemption. On September 30, 2022, $541 million in aggregate principal balance of the December 2025 Unsecured Notes were validly tendered and accepted by the Company in connection with the Exchange Offer noted above.

9.250% Senior Unsecured Notes due 2026

On March 26, 2018, BHA issued $1,500 million in aggregate principal amount of 9.250% Senior Unsecured Notes due 2026 (the "April 2026 Unsecured Notes") in a private placement, the net proceeds of which, and cash on hand, were used to repurchase $1,500 million in aggregate principal amount of unsecured notes. All fees and expenses associated with these transactions were paid with cash on hand (collectively, the "March 2018 Refinancing Transactions"). The April 2026 Unsecured Notes accrue interest at the rate of 9.250% per year, payable semi-annually in arrears on each of April 1 and October 1.

BHA may redeem all or a portion of the April 2026 Unsecured Notes at the applicable redemption prices set forth in the April 2026 Unsecured Notes indenture, plus accrued and unpaid interest to the date of redemption. On September 30, 2022, $752 million in aggregate principal balance of the April 2026 Unsecured Notes were validly tendered and accepted by the Company in connection with the Exchange Offer noted above.

8.500% Senior Unsecured Notes due 2027

In June 2018, BHA issued $750 million in aggregate principal amount of January 2027 Unsecured Notes in a private placement. The January 2027 Unsecured Notes accrue interest at the rate of 8.500% per year, payable semi-annually in arrears on each of January 31 and July 31.

In March 2019, BHA issued $1,000 million aggregate principal amount of 8.500% Senior Unsecured Notes due January 2027. These are additional notes and form part of the same series as BHA's existing January 2027 Unsecured Notes.

BHA may redeem all or a portion of the January 2027 Unsecured Notes at the applicable redemption prices set forth in the January 2027 Unsecured Notes indenture, plus accrued and unpaid interest to the date of redemption. On September 30, 2022, $1,099 million in aggregate principal balance of the 8.500% January 2027 Unsecured Notes were validly tendered and accepted by the Company in connection with the Exchange Offer noted above.

7.000% Senior Unsecured Notes due 2028 and 7.250% Senior Unsecured Notes due 2029

On May 23, 2019, the Company issued: (i) $750 million aggregate principal amount of 7.000% Senior Unsecured Notes due January 2028 (the "7.000% January 2028 Unsecured Notes") and (ii) $750 million aggregate principal amount of 7.250% Senior Unsecured Notes due May 2029 (the "May 2029 Unsecured Notes"), respectively, in a private placement. The proceeds and cash on hand was used to repurchase certain unsecured notes. Interest on the May 2029 Unsecured Notes is payable semi-annually in arrears on each May 30 and November 30.

The 7.000% January 2028 Unsecured Notes and the May 2029 Unsecured Notes are redeemable at the option of the Company, in whole or in part, at any time on or after January 15, 2023 and May 30, 2024, respectively, at the redemption prices set forth in the respective indenture. The Company may redeem some or all of the 7.000% January 2028 Unsecured Notes or the May 2029 Unsecured Notes prior to January 15, 2023 and May 30, 2024, respectively, at a price equal to 100% of the principal amount thereof plus a "make-whole" premium.

On September 30, 2022, $540 million and $373 million in aggregate principal balance of the 7.000% January 2028 Unsecured Notes and 7.250% May 2029 Unsecured Notes, respectively, were validly tendered and accepted by the Company in connection with the Exchange Offer noted above.

5.000% Senior Unsecured Notes due 2028 and 5.250% Senior Unsecured Notes due 2030

On December 30, 2019, the Company issued: (i) $1,250 million aggregate principal amount of 5.000% Senior Unsecured Notes due January 2028 (the "5.000% January 2028 Unsecured Notes") and (ii) $1,250 million aggregate principal amount of 5.250% Senior Unsecured Notes due January 2030 (the "January 2030 Unsecured Notes") in a private placement. The proceeds and cash on hand was used to repurchase certain unsecured notes.

Interest on the 5.000% January 2028 Unsecured Notes is payable semi-annually in arrears on each January 30 and July 30. Interest on the January 2030 Unsecured Notes is payable semi-annually in arrears on each January 30 and July 30. The 5.000% January 2028 Unsecured Notes and the January 2030 Unsecured Notes are redeemable at the option of the Company, in whole or in part, at any time on or after January 30, 2023 and January 30, 2025, respectively, at the redemption prices set forth in the respective indenture. The Company may redeem some or all of the 5.000% January 2028 Unsecured Notes or the January 2030 Unsecured Notes prior to January 30, 2023 and January 30, 2025, respectively, at a price equal to 100% of the principal amount thereof plus a "make-whole" premium.

On September 30, 2022, $710 million and $332 million in aggregate principal balance of the 5.000% January 2028 Unsecured Notes and 5.250% January 2030 Unsecured Notes, respectively, were validly tendered and accepted by the Company in connection with the Exchange Offer noted above.

6.250% Senior Unsecured Notes due 2029

On May 26, 2020, the Company issued $1,500 million aggregate principal amount of 6.250% Senior Unsecured Notes due February 2029 (the "6.250% February 2029 Unsecured Notes") in a private placement. The proceeds and cash on hand were used to: (i) repurchase $1,250 million aggregate principal amount of the outstanding March 2022 Secured Notes, (ii) prepay $303 million of mandatory amortization scheduled for payment in 2022 under the Company's June 2025 and November 2025 Term Loan B Facilities and (iii) pay all fees and expenses associated with these transactions (collectively, the "May 2020 Refinancing Transactions"). The May 2020 Refinancing Transactions were accounted for as an extinguishment of debt and the Company incurred a loss on extinguishment of debt of $27 million representing the difference between the amount paid to settle the extinguished debt and the extinguished debt's carrying value. The 6.250% February 2029 Unsecured Notes accrue interest at the rate of 6.250% per year, payable semi-annually in arrears on each of February 15 and August 15.

The Company may redeem all or a portion of the 6.250% February 2029 Unsecured Notes at any time prior to February 15, 2024, at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption, plus a "make-whole" premium. In addition, at any time prior to August 15, 2023, the Company may redeem up to 40% of the aggregate principal amount of the outstanding 6.250% February 2029 Unsecured Notes with the net proceeds of certain equity offerings at the redemption price set forth in the 6.250% February 2029 Unsecured Notes indenture. On or after February 15, 2024, the Company may redeem all or a portion of the 6.250% February 2029 Unsecured Notes at the applicable redemption prices set forth in the 6.250% February 2029 Unsecured Notes indenture, plus accrued and unpaid interest to, but not including, the date of redemption.

On September 30, 2022, $540 million in aggregate principal balance of the 6.250% February 2029 Unsecured Notes were validly tendered and accepted by the Company in connection with the Exchange Offer noted above.

5.000% Senior Unsecured Notes due 2029 and 5.250% Senior Unsecured Notes due 2031

On December 3, 2020, the Company issued $1,000 million aggregate principal amount of 5.000% Senior Unsecured Notes due February 2029 (the "5.000% February 2029 Unsecured Notes") and $1,000 million aggregate principal amount of 5.250% Senior Unsecured Notes due February 2031 (the "February 2031 Unsecured Notes") in a private placement. The aggregate proceeds and cash on hand were used to repurchase the remaining outstanding principal amounts of: (i) €1,500 million of the Euro Notes, (ii) $233 million of the March 2023 Unsecured Notes and (iii) pay all fees and expenses associated with these transactions (collectively, the "December 2020 Refinancing Transactions"). The December 2020 Refinancing Transactions were accounted for as an extinguishment of debt and the Company incurred a loss on extinguishment of debt of $7 million representing the difference between the amount paid to settle the extinguished debt and the extinguished debt's carrying value. The 5.000% February 2029 Unsecured Notes accrue interest at the rate of 5.000% per year, payable semi-annually in arrears on each of February 15 and August 15. The February 2031 Unsecured Notes accrue interest at the rate of 5.250% per year, payable semi-annually in arrears on each of February 15 and August 15.

The Company may redeem all or a portion of the 5.000% February 2029 Unsecured Notes at any time prior to February 15, 2024, at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption, plus a "make-whole" premium. In addition, at any time prior to February 15, 2024, the Company may redeem up to 40% of the aggregate principal amount of the outstanding 5.000% February 2029 Unsecured Notes with the net proceeds of certain equity offerings at the redemption price set forth in the 5.000% February 2029 Unsecured Notes indenture. On or after February 15, 2024, the Company may redeem all or a portion of the 5.000% February 2029 Unsecured Notes at the applicable redemption prices set forth in the 5.000% February 2029 Unsecured Notes indenture, plus accrued and unpaid interest to, but not including, the date of redemption.

The Company may redeem all or a portion of the February 2031 Unsecured Notes at any time prior to February 15, 2026, at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption, plus a "make-whole" premium. In addition, at any time prior to February 15, 2024, the Company may redeem up to 40% of the aggregate principal amount of the outstanding February 2031 Unsecured Notes with the net proceeds of certain equity offerings at the redemption price set forth in the February 2031 Unsecured Notes indenture. On or after February 15, 2026, the Company may redeem all or a portion of the February 2031 Unsecured Notes at the applicable redemption prices set forth in the February 2031 Unsecured Notes indenture, plus accrued and unpaid interest to, but not including, the date of redemption.

On September 30, 2022, $371 million and $336 million in aggregate principal balance of the 5.000% February 2029 Unsecured Notes and 5.250% February 2031 Unsecured Notes, respectively, were validly tendered and accepted by the Company in connection with the Exchange Offer noted above.

Weighted Average Stated Rate of Interest

The weighted average stated rate of interest for the Company's outstanding debt obligations as of December 31, 2022 and 2021 was 7.74% and 5.88%, respectively. Due to the accounting treatment for the New Secured Notes, interest expense in the Company's financial statements for 2022 and in future periods will not be representative of the weighted average stated rate of interest.

Gain (Loss) on Extinguishment of Debt

In June 2022 and December 2022, the Company repurchased and retired certain outstanding Senior Notes with an aggregate par value of $927 million in the open market, for an aggregate cost of $550 million. In connection with these repurchases, the Company recognized a gain of $369 million, net of write-offs of debt premiums, discounts and deferred

issuance costs, on extinguishment of debt which represents the differences between the amounts paid to settle the extinguished debt and its carrying value.

In September 2022, the Company completed the Exchange Offer and recorded a net gain on extinguishment of debt of $570 million as described above.

In connection with (i) the repayment of the June 2025 Term Loan B Facility, November 2025 Term Loan B Facility and 2023 Revolving Credit Facility and (ii) the redemption of April 2025 Unsecured Notes, the Company incurred a loss on extinguishment of debt of $64 million representing the difference between the amount paid to settle the extinguished debt and the extinguished debt's carrying value.

Maturities and Mandatory Payments

The Company may, from time to time, purchase outstanding debt for cash in open market purchases or privately negotiated transactions. Such repurchases or exchanges, if any, will depend on prevailing market conditions, future liquidity requirements, contractual restrictions and other factors.

Maturities and mandatory payments of debt obligations for the five succeeding years ending December 31 and thereafter are as follows:

(in millions)	
2023	$ 150
2024	150
2025	2,789
2026	891
2027	6,938
Thereafter	8,192
Total debt obligations	19,110
Unamortized premiums, discounts and issuance costs	1,656
Total long-term debt and other	$ 20,766

Under the 2022 Amended Credit Agreement, there is no Excess Cash Flow payment due for 2022.

11. PENSION AND POSTRETIREMENT EMPLOYEE BENEFIT PLANS

The Company has defined benefit plans and a participatory defined benefit postretirement medical and life insurance plan, which covers a closed grandfathered group of legacy Bausch & Lomb Holdings Incorporated ("B&L") U.S. employees and employees in certain other countries. The U.S. defined benefit accruals were frozen as of December 31, 2004 and benefits that were earned up to December 31, 2004 were preserved. Participants continue to earn interest credits on their cash balance at an interest crediting rate that is equal to the greater of: (i) the average annual yield on 10-year treasury bonds in effect for the November preceding the plan year or (ii) 4.50%. The most significant non-U.S. plans are two defined benefit plans in Ireland. In 2011, both Ireland defined benefit plans were closed to future service benefit accruals; however, additional accruals related to annual salary increases continued. In December 2014, one of the Ireland defined benefit plans was amended effective August 2014 to eliminate future benefit accruals related to salary increases. All of the pension benefits accrued through the plan amendment date were preserved. As a result of the plan amendment, there are no active plan participants accruing benefits under the amended Ireland defined benefit plan. The U.S. postretirement benefit plan was amended effective January 1, 2005 to eliminate employer contributions after age 65 for participants who did not meet the minimum requirements of age and service on that date. The employer contributions for medical and prescription drug benefits for participants retiring after March 1, 1989 were frozen effective January 1, 2010. Effective January 1, 2014, the Company no longer offers medical and life insurance coverage to new retirees.

In addition to the B&L benefit plans, outside of the U.S., a limited group of the Company's employees are covered by defined benefit pension plans.

The Company uses December 31 as the year-end measurement date for all of its defined benefit pension plans and the postretirement benefit plan.

Accounting for Pension Benefit Plans and Postretirement Benefit Plan

The Company recognizes in its Consolidated Balance Sheets an asset or liability equal to the over- or under-funded benefit obligation of each defined benefit pension plan and postretirement benefit plan. Actuarial gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost are recognized, net of tax, as a component of Other comprehensive income (loss).

The amounts included in Accumulated other comprehensive loss as of December 31, 2022 and 2021 were as follows:

| | Pension Benefit Plans | | | | U.S. Postretirement Benefit Plan | |
| | U.S. Plan | | Non-U.S. Plans | | | |
(in millions)	2022	2021	2022	2021	2022	2021
Unrecognized actuarial (losses) gains	$ (35)	$ (18)	$ (21)	$ (42)	$ 3	$ (2)
Unrecognized prior service credits	$ —	$ —	$ 23	$ 25	$ 6	$ 8

Net Periodic (Benefit) Cost

The table below provides the components of net periodic (benefit) cost for the Company's defined benefit pension plans and postretirement benefit plan in 2022, 2021 and 2020:

| | Pension Benefit Plans | | | | | | U.S. Postretirement Benefit Plan | | |
| | U.S. Plan | | | Non-U.S. Plans | | | | | |
(in millions)	2022	2021	2020	2022	2021	2020	2022	2021	2020
Service cost	$ 1	$ 1	$ 1	$ 4	$ 3	$ 3	$ —	$ —	$ —
Interest cost	5	4	6	4	4	4	1	1	1
Expected return on plan assets	(10)	(11)	(13)	(4)	(5)	(5)	—	—	—
Amortization of net loss	—	—	—	1	2	2	—	—	—
Amortization of prior service credit	—	—	—	(1)	(1)	(1)	(2)	(3)	(3)
Settlement loss recognized	1	—	—	8	8	—	—	—	—
Net periodic (benefit) cost	$ (3)	$ (6)	$ (6)	$ 12	$ 11	$ 3	$ (1)	$ (2)	$ (2)

Benefit Obligation, Change in Plan Assets and Funded Status

The table below presents components of the change in projected benefit obligation, change in plan assets and funded status for 2022 and 2021:

| | Pension Benefit Plans | | | | U.S. Postretirement Benefit Plan | |
| | U.S. Plan | | Non-U.S. Plans | | | |
(in millions)	2022	2021	2022	2021	2022	2021
Change in Projected Benefit Obligation						
Projected benefit obligation, beginning of year	$ 220	$ 236	$ 228	$ 294	$ 35	$ 39
Service cost	1	1	4	3	—	—
Interest cost	5	4	4	4	1	1
Settlements	(7)	(4)	(50)	(43)	—	—
Benefits paid	(11)	(11)	(4)	(4)	(4)	(3)
Actuarial gain	(36)	(6)	(54)	(8)	(5)	(2)
Currency translation adjustments	—	—	(15)	(18)	—	—
Projected benefit obligation, end of year	172	220	113	228	27	35
Change in Plan Assets						
Fair value of plan assets, beginning of year	224	231	175	189	—	—
Actual return on plan assets	(44)	8	(41)	18	—	—
Company contributions	—	—	25	28	4	3
Settlements	(7)	(4)	(50)	(43)	—	—
Benefits paid	(11)	(11)	(4)	(4)	(4)	(3)
Currency translation adjustments	—	—	(12)	(13)	—	—
Fair value of plan assets, end of year	162	224	93	175	—	—
Funded status, end of year	$ (10)	$ 4	$ (20)	$ (53)	$ (27)	$ (35)
Recognized as:						
Other non-current assets	$ —	$ 4	$ 22	$ —	$ —	$ —
Accrued and other current liabilities	$ —	$ —	$ 3	$ 2	$ 4	$ 4
Other non-current liabilities	$ 10	$ —	$ 38	$ 51	$ 23	$ 31

Included in Settlement loss recognized and Settlements in the tables above are the costs and payments associated with the conversion of a portion of the Company's defined benefit plan in Ireland to a defined contribution plan.

A number of the Company's pension benefit plans were underfunded as of December 31, 2022 and 2021, having accumulated benefit obligations exceeding the fair value of plan assets. Information for the underfunded pension benefit plans is as follows:

| | U.S. Plan | | Non-U.S. Plans | |
(in millions)	2022	2021	2022	2021
Projected benefit obligation	$ 172	$ —	$ 48	$ 228
Accumulated benefit obligation	172	—	40	219
Fair value of plan assets	162	—	7	175

The Company's policy for funding its pension benefit plans is to make contributions that meet or exceed the minimum statutory funding requirements. These contributions are determined based upon recommendations made by the actuary under accepted actuarial principles. In 2023, the Company expects to contribute $0, $4 million and $4 million to the U.S. pension benefit plan, the non-U.S. pension benefit plans and the U.S. postretirement benefit plan, respectively. The Company plans to use postretirement benefit plan assets and cash on hand, as necessary, to fund the U.S. postretirement benefit plan benefit payments in 2023.

Estimated Future Benefit Payments

Future benefit payments over the next 10 years for the pension benefit plans and the postretirement benefit plan, which reflect expected future service, as appropriate, are expected to be paid as follows:

| | Pension Benefit Plans | | U.S. Postretirement Benefit Plan |
(in millions)	U.S. Plan	Non-U.S. Plans	
2023	$ 14	$ 7	$ 4
2024	18	6	3
2025	17	6	3
2026	16	6	3
2027	17	6	3
2028-2032	70	37	10

Assumptions

The weighted-average assumptions used to determine net periodic benefit costs and benefit obligations for 2022, 2021 and 2020 were as follows:

| | Pension Benefit Plans | | | U.S. Postretirement Benefit Plan | | |
	2022	2021	2020	2022	2021	2020
For Determining Net Periodic (Benefit) Cost						
U.S. Plans:						
Discount rate	2.69 %	2.25 %	3.16 %	2.57 %	2.09 %	3.04 %
Expected rate of return on plan assets	4.50 %	5.00 %	6.25 %	—	—	—
Rate of compensation increase	—	—	—	—	—	—
Interest crediting rate	4.75 %	4.75 %	4.75 %			
Non-U.S. Plans:						
Discount rate	4.60 %	1.37 %	1.68 %			
Expected rate of return on plan assets	5.23 %	2.74 %	2.98 %			
Rate of compensation increase	3.53 %	2.60 %	3.05 %			
Interest crediting rate	—	—	—			

| | Pension Benefit Plans | | U.S. Postretirement Benefit Plan | |
	2022	2021	2022	2021
For Determining Benefit Obligation				
U.S. Plans:				
Discount rate	5.41 %	2.69 %	5.39 %	2.57 %
Rate of compensation increase	—	—	—	—
Interest crediting rate	4.75 %	4.75 %		
Non-U.S. Plans:				
Discount rate	6.67 %	1.72 %		
Rate of compensation increase	3.71 %	2.63 %		
Interest crediting rate	—	—		

The expected long-term rate of return on plan assets was developed based on a capital markets model that uses expected asset class returns, variance and correlation assumptions. The expected asset class returns were developed starting with current Treasury (for the U.S. pension plan) or Eurozone (for the Ireland pension plans) government yields and then adding corporate bond spreads and equity risk premiums to develop the return expectations for each asset class. The expected asset class returns are forward-looking. The variance and correlation assumptions are also forward-looking. They take into account historical relationships, but are adjusted to reflect expected capital market trends. The expected return on plan assets for the Company's U.S. pension plan for 2022 was 4.50%. The expected return on plan assets for the Company's Ireland pension plans was 2.75% for 2022.

The discount rate used to determine benefit obligations represents the current rate at which the benefit plan liabilities could be effectively settled considering the timing of expected payments for plan participants.

The 2023 expected rate of return for the U.S. pension benefit plan will be 6.00%. The 2023 expected rate of return for the Ireland pension benefit plans will be 4.25%.

Pension Benefit Plan Assets

Pension benefit plan assets are invested in several asset categories. The following presents the actual asset allocation as of December 31, 2022 and 2021:

	2022	2021
U.S. Plan		
Cash and cash equivalents	1 %	1 %
Equity securities	40 %	30 %
Fixed income securities	59 %	69 %
Non-U.S. Plans		
Cash and cash equivalents	6 %	9 %
Equity securities	23 %	31 %
Fixed income securities	45 %	39 %
Other	26 %	21 %

The investment strategy underlying pension plan asset allocation is to manage the assets of the plan to provide for the non-current liabilities while maintaining sufficient liquidity to pay current benefits. Pension plan assets are diversified to protect against large investment losses and to reduce the probability of excessive performance volatility. Diversification of assets is achieved by allocating funds to various asset classes and investment styles within asset classes, and retaining investment management firm(s) with complementary investment philosophies, styles and approaches.

The Company's pension plan assets are managed by outside investment managers using a total return investment approach, whereby a mix of equity and debt securities investments are used to maximize the long-term rate of return on plan assets. A significant portion of the assets of the U.S. and Ireland pension plans have been invested in equity securities, as equity portfolios have historically provided higher returns than debt and other asset classes over extended time horizons. Correspondingly, equity investments also entail greater risks than other investments. Equity risks are balanced by investing a significant portion of plan assets in broadly diversified fixed income securities.

Fair Value of Plan Assets

The Company measured the fair value of plan assets based on the prices that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5, "FAIR VALUE MEASUREMENTS" for details on the Company's fair value measurements based on a three-tier hierarchy.

The table below presents total plan assets by investment category as of December 31, 2022 and 2021 and the classification of each investment category within the fair value hierarchy with respect to the inputs used to measure fair value. There were no transfers between Level 1 and Level 2 during 2022 and 2021.

| | Pension Benefit Plans - U.S. Plans | | | | | | | |
| | December 31, 2022 | | | | December 31, 2021 | | | |
(in millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 2	$ —	$ —	$ 2	$ 1	$ —	$ —	$ 1
Commingled funds:								
Equity securities:								
U.S. broad market	—	34	—	34	—	36	—	36
Emerging markets	—	7	—	7	—	6	—	6
Worldwide developed markets	—	14	—	14	—	16	—	16
Other assets	—	10	—	10	—	10	—	10
Fixed income securities:								
Investment grade	—	95	—	95	—	155	—	155
	$ 2	$ 160	$ —	$ 162	$ 1	$ 223	$ —	$ 224

| | Pension Benefit Plans - Non-U.S. Plans | | | | | | | |
| | December 31, 2022 | | | | December 31, 2021 | | | |
(in millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash equivalents	$ —	$ 6	$ —	$ 6	$ —	$ 15	$ —	$ 15
Commingled funds:								
Equity securities:								
Emerging markets	—	1	—	1	—	3	—	3
Worldwide developed markets	—	21	—	21	—	51	—	51
Fixed income securities:								
Investment grade	—	2	—	2	—	3	—	3
Government bond funds	1	39	—	40	1	65	—	66
Other assets	—	12	12	24	—	35	2	37
	$ 1	$ 81	$ 12	$ 94	$ 1	$ 172	$ 2	$ 175

Cash equivalents consisted primarily of term deposits and money market instruments. The fair value of the term deposits approximates their carrying amounts due to their short term maturities. The money market instruments also have short maturities and are valued using a market approach based on the quoted market prices of identical instruments.

Commingled funds are not publicly traded. The underlying assets in these funds are publicly traded on the exchanges and have readily available price quotes. The Ireland pension plans held approximately 92% and 95% of the non-U.S. commingled funds in 2022 and 2021, respectively. The commingled funds held by the U.S. and Ireland pension plans are primarily invested in index funds.

The underlying assets in the fixed income funds are generally valued using the net asset value per fund share, which is derived using a market approach with inputs that include broker quotes, benchmark yields, base spreads and reported trades.

Defined Contribution Plans

The Company sponsors defined contribution plans in the U.S., Ireland and certain other countries. Under these plans, employees are allowed to contribute a portion of their salaries to the plans and the Company matches a portion of the employee contributions. The Company contributed $47 million, $44 million and $43 million to these plans during the years ended December 31, 2022, 2021 and 2020, respectively.

12. LEASES

Right-of-use assets and lease liabilities associated with the Company's operating leases are included in the Consolidated Balance Sheet as of December 31, 2022 and 2021 as follows:

(in millions)	2022	2021
Right-of-use assets included in:		
Other non-current assets	$ 221	$ 247
Lease liabilities included in:		
Accrued and other current liabilities	$ 50	$ 50
Other non-current liabilities	184	214
Total lease liabilities	$ 234	$ 264

As of December 31, 2022, 2021 and 2020 the Company's finance leases were not material and for the years 2022, 2021 and 2020 sub-lease income and short-term lease expense were not material. Lease expense for the years 2022, 2021 and 2020 include:

(in millions)	2022	2021	2020
Operating lease costs	$ 62	$ 67	$ 65
Variable operating lease costs	$ 15	$ 12	$ 12

Other information related to operating leases for 2022, 2021 and 2020 is as follows:

(dollars in millions)	2022	2021	2020
Cash paid from operating cash flows for amounts included in the measurement of lease liabilities	$ 70	$ 76	$ 74
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 28	$ 46	$ 39
Weighted-average remaining lease term	6.4 years	7.2 years	7.6 years
Weighted-average discount rate	6.5 %	6.1 %	6.2 %

As of December 31, 2022, future payments under noncancelable operating leases for each of the five succeeding years ending December 31 and thereafter are as follows:

(in millions)	
2023	$ 63
2024	49
2025	42
2026	36
2027	34
Thereafter	63
Total	287
Less: Imputed interest	53
Present value of remaining lease payments	234
Less: Current portion	50
Non-current portion	$ 184

13. SHARE-BASED COMPENSATION

Bausch Health's Long-Term Incentive Plan

In May 2014, shareholders approved Bausch Health's 2014 Omnibus Incentive Plan (the "2014 Plan"), which replaced the Company's 2011 Omnibus Incentive Plan (the "2011 Plan") for future equity awards granted by the Company. The Company transferred the common shares available under the 2011 Plan to the 2014 Plan. The maximum number of common shares that may be issued to participants under the 2014 Plan was equal to 18,000,000 common shares, plus the number of common shares under the 2011 Plan reserved but unissued and not underlying outstanding awards and the

number of common shares becoming available for reuse after awards are terminated, forfeited, cancelled, exchanged or surrendered under the 2011 Plan and the Company's 2007 Equity Compensation Plan. The Company registered 20,000,000 common shares of common stock for issuance under the 2014 Plan. The 2014 Plan was amended and restated effective April 30, 2018 to, among other things, increase the number of common shares authorized for issuance under the 2014 Plan.

Effective April 28, 2020, Bausch Health further amended and restated the Amended and Restated 2014 Plan (the "Further Amended and Restated 2014 Plan"). The Further Amended and Restated 2014 Plan includes the following amendments: (i) the number of common shares authorized for issuance under the Further Amended and Restated 2014 Plan has been increased by an additional 13,500,000 common shares, as approved by the requisite number of shareholders at the Company's annual general meeting held on April 28, 2020, (ii) the exercise price of stock options and share appreciation rights ("SARs") will be based on the closing price of the underlying common shares on the date such stock options or SARs are granted (rather than on the last preceding trading date), (iii) additional provisions clarifying that: (a) stock options and SARs will not be eligible for the payment of dividend or dividend equivalents and (b) the Talent and Compensation Committee of the Board of Directors of the Company cannot, without shareholder approval, seek to effect any repricing of any previously granted "underwater" stock option or SAR and (iv) other housekeeping and/or clerical changes.

Effective June 21, 2022, Bausch Health further amended and restated the 2014 Plan, as subsequently amended and restated (the "Amended and Restated 2014 Plan"). Such amendment and restatement increased the number of common shares authorized for issuance under the Amended and Restated 2014 Plan by an additional 11,500,000 common shares, among other things.

Approximately 18,226,000 common shares were available for future grants as of December 31, 2022. The Company uses reserved and unissued common shares to satisfy its obligation under its share-based compensation plans.

Bausch Health has a long-term incentive program with the objective of aligning the share-based awards granted to senior management with the Company's focus on improving its tangible capital usage and allocation, while maintaining focus on improving total shareholder return over the long-term. The share-based awards granted under this long-term incentive program consist of time-based stock options, time-based RSUs and performance-based RSUs. Performance-based RSUs are comprised of: (i) awards that vest upon achievement of certain share price appreciation conditions that are based on total shareholder return ("TSR"), (ii) awards that vest upon attainment of certain performance targets that are based on the Company's return on tangible capital ("ROTC") and (iii) vest fully or partially upon attainment of certain goals that are linked to the B+L Separation.

In order to retain and incentivize certain members of Bausch Health's senior leadership team, on September 5, 2022, the Talent and Compensation Committee of the Board of Directors approved a retention program for certain executive officers and other members of leadership. Under the retention program, certain executive officers and other members of leadership were granted a one-time award of restricted stock units (the "Retention RSU Grant") under the Amended and Restated 2014 Plan. The Retention RSU Grants will generally vest in 1/3 installments on each of the first three anniversaries of the grant date based on continuous employment with Bausch Health.

The following table summarizes the components and classification of the Company's share-based compensation expense related to stock options and RSUs for the years 2022, 2021 and 2020 were as follows:

(in millions)	2022		2021		2020	
Stock options	$	15	$	15	$	15
RSUs		111		113		90
Share-based compensation expense	$	126	$	128	$	105
Research and development expenses	$	12	$	10	$	11
Selling, general and administrative expenses		114		118		94
Share-based compensation expense	$	126	$	128	$	105

Stock Options

Stock options granted under the 2011 Plan and the Amended and Restated 2014 Plan generally expire on tenth anniversary of the grant date. The exercise price of any stock option granted under the 2011 Plan and the Amended and Restated 2014 Plan will not be less than the closing price per common share on the date of grant. Stock options generally vest 33% and 25% each year over a three-year and four-year period, respectively, on the anniversary of the date of grant.

The fair values of all stock options granted for the years 2022, 2021 and 2020 were estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2022	**2021**	**2020**
Expected stock option life (years)	3.0	3.0	3.0
Expected volatility	37.8 %	50.2 %	38.7 %
Risk-free interest rate	1.8 %	0.4 %	1.2 %
Expected dividend yield	— %	— %	— %

The expected stock option life was determined based on historical exercise and forfeiture patterns. The expected volatility was determined based on implied volatility in the market traded options of the Company's common stock. The risk-free interest rate was determined based on the rate at the time of grant for zero-coupon U.S. government bonds with maturity dates equal to the expected life of the stock option. The expected dividend yield was determined based on the stock option's exercise price and expected annual dividend rate at the time of grant.

The Black-Scholes option-pricing model used by the Company to calculate stock option values was developed to estimate the fair value of freely tradeable, fully transferable stock options without vesting restrictions, which significantly differ from the Company's stock option awards. This model also requires highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values.

The following table summarizes stock option activity during 2022:

(in millions, except per share amounts)	Options	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding, January 1, 2022	8.9	$ 27.65		
Granted	2.6	$ 23.95		
Exercised	(0.1)	$ 19.57		
Expired or forfeited	(0.6)	$ 28.29		
Outstanding, December 31, 2022	10.8	$ 26.83	6.0	$ —
Vested and expected to vest, December 31, 2022	10.3	$ 26.86	5.9	$ —
Vested and exercisable, December 31, 2022	6.9	$ 27.39	4.5	$ —

The weighted-average fair values of all stock options granted in 2022, 2021 and 2020 were $6.60, $10.92 and $6.60, respectively. The total intrinsic values of stock options exercised in 2022, 2021 and 2020 were $1 million, $15 million and $2 million, respectively. Proceeds received on the exercise of stock options in 2022, 2021 and 2020 were $3 million, $22 million and $5 million, respectively.

As of December 31, 2022, the total remaining unrecognized compensation expense related to non-vested stock options amounted to $14 million, which will be amortized over the weighted-average remaining requisite service period of approximately 1.5 years. The total fair value of stock options vested in 2022, 2021 and 2020 were $15 million, $15 million and $15 million, respectively.

RSUs

RSUs generally vest on the first or third anniversary date from the date of grant or 33% a year over a three-year period. Annual RSUs granted to non-management directors vest immediately prior to the next Annual Meeting of Shareholders. Pursuant to the applicable unit agreement, certain RSUs may be subject to the attainment of any applicable performance goals specified by the Board of Directors. If the vesting of the RSUs is conditional upon the attainment of performance goals, any RSUs that do not vest as a result of a determination that the prescribed performance goals failed to be attained will be forfeited immediately upon such determination. RSUs are credited with dividend equivalents, in the form of additional RSUs, when dividends are paid on the Company's common shares. Such additional RSUs will have the same vesting dates and will vest under the same terms as the RSUs in respect of which such additional RSUs are credited.

To the extent provided for in a RSU agreement, the Company may, in lieu of all or a portion of the common shares which would otherwise be provided to a holder, elect to pay a cash amount equivalent to the market price of the Company's

common shares on the vesting date for each vested RSU. The amount of cash payment will be determined based on the average market price of the Company's common shares on the vesting date. The Company's current intent is to settle vested RSUs through the issuance of common shares.

Time-Based RSUs

Each vested time-based RSU represents the right of a holder to receive one of the Company's common shares. The fair value of each RSU granted is estimated based on the trading price of the Company's common shares on the date of grant.

The following table summarizes non-vested time-based RSU activity during 2022:

(in millions, except per share amounts)	Time-Based RSUs	Weighted-Average Grant-Date Fair Value Per Share	
Non-vested, January 1, 2022	5.4	$	28.16
Granted	6.4	$	11.44
Vested	(3.0)	$	26.55
Forfeited	(0.5)	$	24.63
Non-vested, December 31, 2022	8.3	$	15.97

As of December 31, 2022, the total remaining unrecognized compensation expense related to non-vested time-based RSUs amounted to $94 million, which will be amortized over the weighted-average remaining requisite service period of approximately 1.7 years. The total fair value of time-based RSUs vested in 2022, 2021 and 2020 were $80 million, $69 million and $66 million, respectively.

Performance-Based RSUs

Each vested performance-based RSU represents the right of a holder to receive a number of the Company's common shares up to a specified maximum. Performance-based RSUs vest upon achievement of certain share price appreciation conditions or attainment of certain performance targets. If the Company's performance is below a specified performance level, no common shares will be paid.

The fair value of each TSR performance-based RSU granted during 2022, 2021 and 2020 was estimated using a Monte Carlo Simulation model, which utilizes multiple input variables to estimate the probability that the performance condition will be achieved. The fair value of the ROTC performance-based RSUs is estimated based on the trading price of the Company's common shares on the date of grant. Expense recognized for the ROTC performance-based RSUs in each reporting period reflects the Company's latest estimate of the number of ROTC performance-based RSUs that are expected to vest. If the ROTC performance-based RSUs do not ultimately vest due to the ROTC targets not being met, no compensation expense is recognized and any previously recognized compensation expense is reversed.

There were no TSR performance-based RSUs granted in 2022. The fair values of TSR performance-based RSUs granted during 2021 and 2020 were estimated with the following assumptions:

	2022	2021	2020
Contractual term (years)	N/A	3.0	3.0
Expected Company share volatility	N/A	52%	38.6%
Risk-free interest rate	N/A	0.4%	1.2%

The expected company share volatility was determined based on implied volatility in the market traded options of the Company's common stock. The risk-free interest rate was determined based on the rate at the time of grant for zero-coupon U.S. government bonds with maturity dates equal to the contractual term of the performance-based RSUs.

The following table summarizes non-vested performance-based RSU activity during 2022:

(in millions, except per share amounts)	Performance-based RSUs		Weighted-Average Grant-Date Fair Value Per Share
Non-vested, January 1, 2022	2.3	$	33.92
Granted	0.4	$	9.40
Vested	(1.0)	$	30.89
Forfeited	(0.1)	$	34.32
Non-vested, December 31, 2022	1.6	$	29.83

During 2022, the Company granted approximately 369,000 performance-based RSUs, consisting of ROTC performance-based RSUs with a weighted-average grant date fair value of $9.40 per RSU.

As of December 31, 2022, the total remaining unrecognized compensation expense related to non-vested performance-based RSUs amounted to $7 million, which will be amortized over the weighted-average remaining requisite service period of approximately 0.4 years. A maximum of approximately 1,104,000 common shares could be issued upon vesting of the performance-based RSUs outstanding as of December 31, 2022. The total fair value of performance-based RSUs vested in 2022 was $31 million.

Bausch + Lomb Long-Term Incentive Plan

Prior to May 5, 2022, Bausch + Lomb participated in Bausch Health's long-term incentive program. Effective May 5, 2022, Bausch + Lomb established the Bausch + Lomb Corporation 2022 Omnibus Incentive Plan (the "B+L Plan"). A total of 28,000,000 common shares of Bausch + Lomb are authorized under the B+L Plan. The B+L Plan provides for the grant of various types of awards including RSUs, stock appreciation rights, stock options, performance-based awards and cash awards. Under the Plan, the exercise price of awards, if any, is set on the grant date and may not be less than the fair market value per share on that date. Generally, stock options have a term of ten years and a three-year vesting period, subject to limited exceptions.

On May 5, 2022, in connection with the B+L IPO, Bausch + Lomb granted certain awards to certain eligible recipients (the "IPO Founder Grants"). Eligible recipients are individuals employed by Bausch + Lomb or employed by an affiliate of Bausch + Lomb. Approximately 3,900,000 IPO Founder Grants were issued to Bausch + Lomb executive officers and were awarded 50% in the form of stock options and 50% in the form of RSUs. Additionally, Bausch + Lomb granted approximately 5,700,000 stock options and RSUs to non-executive eligible recipients, of which approximately 4,300,000 were B+L IPO Founder Grants. The IPO Founder grants in the form of stock options have a three-year graded vesting period and the IPO Founder RSUs vest 50% in the second year and 50% in the third year after the grant. With the exception of the separation agreement and retention program, as discussed below, vesting of the IPO Founder Grants are linked to the completion of the B+L Separation and expense recognition will begin near the time of the B+L Separation.

On July 19, 2022, Bausch + Lomb entered into a separation agreement in connection with the departure of its Chief Executive Officer ("CEO"). Under the terms of the separation agreement, the CEO's IPO Founder Grants in the form of RSUs will vest upon his termination of service date (pro rated based on his period of service relative to the original three-year vesting period associated with such grants), but the shares received upon settlement will remain fully restricted and nontransferable until the earliest to occur of the distribution date, a change in control, the date the Board determines that Bausch Health will no longer pursue a distribution, and the two-year anniversary of the CEO's termination of service date (such applicable date, the "Unrestricted Date"). Under the terms of the separation agreement, the CEO's IPO Founder Grants in the form of stock options will vest and become exercisable (pro-rated based on his period of service relative to the original three-year vesting period associated with such grants) upon the Unrestricted Date and will remain exercisable for two years following this date.

On December 22, 2022, Bausch + Lomb entered into an Amended and Restated Separation Agreement (the "A&R Separation Agreement") in connection with the departure of Bausch + Lomb's CEO. Under the A&R Separation Agreement, Bausch + Lomb's CEO agreed to continue serving as CEO until at least March 4, 2023 and lasting until such date as the Board determines in its discretion or his successor is appointed, but no later than June 30, 2023. On the CEO's termination date, in lieu of pro-rated vesting, partial vesting of a set number of the CEO's IPO Founder Grants, in the amount of: (a) 315,592 of the CEO's IPO Founder Grants in the form of restricted stock units will accelerate and vest, but the shares received upon settlement will still remain fully restricted and nontransferable until the Unrestricted Date and (b)

1,248,496 of the CEO's IPO Founder Grants in the form of stock options will remain eligible to vest upon the Unrestricted Date and remain exercisable for two years following the Unrestricted Date.

During the third quarter of 2022, the Talent and Compensation Committee of the Bausch + Lomb Board of Directors approved a retention program that includes Bausch + Lomb's named executive officers (other than the CEO) and certain other employees. This program provides these Executive Officers (other than the CEO), among other benefits, pro-rata vesting of the IPO Founder Grants previously issued to these named executives, subject to certain restrictions, in the event of an involuntary termination of employment by Bausch + Lomb without "cause" or the executive's resignation for "good reason", in each case within the one-year anniversary of Bausch + Lomb's appointment of the successor to the CEO (pro-rated based on the period of service relative to the original three-year vesting period associated with such grants). However, the IPO Founder Grants in the form of RSUs (while settled in connection with the termination of employment) will not be transferrable until, and the IPO Founder Grants in the form of stock options will not be exercisable until, the earliest to occur of: (i) the date the spinoff distribution is completed, (ii) a "change in control" (as defined in the applicable retention award letter), (iii) the date the Board of Directors of the Company determines that it will no longer pursue the spinoff distribution and (iv) the two-year anniversary of the executive's termination of employment and the IPO Founder Grants in the form of stock options will be exercisable for two years following the later of this date and the termination date Additionally, these named executive officers (other than the CEO) and certain other employees were granted a one-time award of approximately 850,000 RSUs under the retention program pursuant to Bausch + Lomb's 2022 Omnibus Incentive Plan. The retention grant will generally vest in 1/3 installments on each of the first three anniversaries of the grant date based on continuous employment with Bausch + Lomb.

Approximately 17,500,000 Bausch + Lomb common shares were available for future grants as of December 31, 2022 under the B+L Plan. Bausch + Lomb uses reserved and unissued common shares to satisfy its obligations under its share-based compensation plans.

Stock Options

Stock options granted under the B+L Plan generally expire on the tenth anniversary of the grant date. The exercise price of any stock option granted under the B+L Plan will not be less than the closing price per common share preceding the date of grant. Stock options generally vest 33% each year over a three-year period, on the anniversary of the date of grant.

The fair values of all stock options granted under the Bausch + Lomb Corporation 2022 Omnibus Incentive Plan for the year 2022 were estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2022
Expected stock option life (years)	3.0
Expected volatility	31.5 %
Risk-free interest rate	3.1 %
Expected dividend yield	— %

The expected stock option life was determined based on historical exercise and forfeiture patterns associated with historical stock options granted to Bausch + Lomb employees under BHC's long-term incentive plan. The expected volatility was determined based on implied and historical volatility of Bausch + Lomb's selected peer companies. Bausch + Lomb will continue to leverage BHC's historical stock option experience and peer company data until it has sufficient experience with its own equity awards and market data. The risk-free interest rate was determined based on the rate at the time of grant for zero-coupon U.S. government bonds with maturity dates equal to the expected life of the stock option. The expected dividend yield was determined based on the stock option's exercise price and expected Bausch + Lomb annual dividend rate at the time of grant.

The Black-Scholes option-pricing model used by the Company to calculate stock option values was developed to estimate the fair value of freely tradable, fully transferable stock options without vesting restrictions, which significantly differ from Bausch + Lomb's stock option awards. This model also requires highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values.

The following table summarizes stock option activity under Bausch + Lomb's Plan during 2022:

(in millions, except per share amounts)	Options	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding, January 1, 2022	—	$ —		
Granted	6.4	$ 18.00		
Exercised	—	$ —		
Expired or forfeited	(0.1)	$ 18.00		
Outstanding, December 31, 2022	6.3	$ 18.00	9.4	$ —
Vested and expected to vest, December 31, 2022	1.2	$ 18.00	4.5	$ —
Vested and exercisable, December 31, 2022	—	$ —	0	$ —

The weighted-average fair values of all stock options granted in 2022 were $3.84. There were no stock options exercised in 2022.

As of December 31, 2022, the total remaining unrecognized compensation expense related to non-vested stock options amounted to $4 million, which will be amortized over the weighted-average remaining requisite service period of approximately 0.7 years. Unrecognized compensation does not include IPO Founder Grants as they are linked to the completion of the Separation and expense recognition will begin near the time of the separation. There were no stock options that vested during 2022.

RSUs

RSUs under the Bausch + Lomb Corporation 2022 Omnibus Incentive Plan generally vest 33% a year over a three-year period with the exception of IPO Founder RSUs which vest 50% in the second year and 50% in the third year after the grant. RSUs are credited with dividend equivalents, in the form of additional RSUs, when dividends are paid on the Bausch + Lomb's common shares. Such additional RSUs will have the same vesting dates and will vest under the same terms as the RSUs in respect of which such additional RSUs are credited.

To the extent provided for in a RSU agreement, Bausch + Lomb may, in lieu of all or a portion of the common shares which would otherwise be provided to a holder, elect to pay a cash amount equivalent to the market price of the Company's common shares on the vesting date for each vested RSU. The amount of cash payment will be determined based on the average market price of the Company's common shares on the vesting date. The Company's current intent is to settle vested RSUs through the issuance of common shares.

Each vested RSU represents the right of a holder to receive one of the Company's common shares. The fair value of each RSU granted is estimated based on the trading price of the Company's common shares on the date of grant.

The following table summarizes non-vested time-based RSU activity under Bausch + Lomb's Plan during 2022:

(in millions, except per share amounts)	Performance-based RSUs		Weighted-Average Grant-Date Fair Value Per Share
Non-vested, January 1, 2022	—	$	—
Granted	4.3	$	16.70
Vested	—	$	—
Forfeited	(0.1)	$	17.93
Non-vested, December 31, 2022	4.2	$	16.67

As of December 31, 2022, the total remaining unrecognized compensation expense related to non-vested time-based RSUs amounted to $41 million, which will be amortized over the weighted-average remaining requisite service period of approximately 1.5 years. Unrecognized compensation does not include IPO Founder Grants as they are linked to the completion of the Separation and expense recognition will begin near the time of the separation. The total fair value of time-based RSUs vested in 2022 was not material.

In addition, while Bausch + Lomb did not grant performance-based RSUs during 2022, certain Bausch + Lomb employees continued to participate in BHC's performance-based RSUs granted prior to May 5, 2022. As of December 31, 2022, the total remaining unrecognized compensation expense related to non-vested performance-based RSUs amounted to $4 million, which will be amortized over the weighted-average remaining requisite service period of approximately 0.2 years.

14. ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss as of December 31, 2022 and 2021 consists of:

(in millions)	2022	2021
Foreign currency translation adjustment	$ (2,038)	$ (1,905)
Pension adjustment, net of tax	(18)	(19)
Accumulated other comprehensive loss	$ (2,056)	$ (1,924)

Income taxes are not provided for foreign currency translation adjustments arising on the translation of the Company's operations having a functional currency other than the U.S. dollar, except to the extent of translation adjustments related to the Company's retained earnings for foreign jurisdictions in which the Company is not considered to be permanently reinvested.

As a result of the change in the Company's ownership interest in Bausch + Lomb, the carrying amount of accumulated other comprehensive income was adjusted to reflect the change in the ownership interest in Bausch + Lomb through a corresponding credit of $137 million to equity attributable to the Company.

15. RESEARCH AND DEVELOPMENT

Included in Research and development are costs related to product development and quality assurance programs. Quality assurance are the costs incurred to meet evolving customer and regulatory standards. Research and development costs for the years 2022, 2021 and 2020 consists of:

(in millions)	2022	2021	2020
Product related research and development	$ 500	$ 440	$ 420
Quality assurance	29	25	32
Research and development	$ 529	$ 465	$ 452

16. OTHER EXPENSE, NET

Other expense, net for the years 2022, 2021 and 2020 consists of:

(in millions)	2022	2021	2020
Litigation and other matters	$ 9	$ 356	$ 422
Acquired in-process research and development costs	1	8	32
Net gain on sale of assets	(5)	(2)	(1)
Acquisition-related contingent consideration	29	11	48
Other, net	1	—	1
Other expense, net	$ 35	$ 373	$ 502

In 2021, Litigation and other matters of $356 million includes adjustments related to the Glumetza Antitrust Litigation, partially offset by insurance recoveries related to certain litigation matters. In 2020, Litigation and other matters of $422 million includes net charges related to the U.S. Securities Litigation, the SEC Investigation and the Canadian Securities Litigation and related opt-outs. In 2020, Litigation and other matters also includes an insurance recovery related to a certain litigation matter. Certain of these matters and other significant matters are discussed in further detail in Note 20, "LEGAL PROCEEDINGS".

Net gain on sales of assets includes $25 million related to the achievement of a milestone related to a certain product and a $26 million loss upon completion of the Amoun Sale during 2021.

In 2020, Acquired in-process research and development costs of $32 million, primarily consist of costs associated with the upfront payments to enter into certain exclusive licensing agreements.

17. INCOME TAXES

The components of Loss before income taxes for 2022, 2021 and 2020 consist of:

(in millions)	2022	2021	2020
Domestic	$ 64	$ (323)	$ (410)
Foreign	(193)	(701)	(524)
	$ (129)	$ (1,024)	$ (934)

The components of (Provision for) benefit from income taxes for 2022, 2021 and 2020 consist of:

(in millions)	2022	2021	2020
Current:			
Domestic	$ (15)	$ (23)	$ (8)
Foreign	(256)	74	(216)
	(271)	51	(224)
Deferred:			
Domestic	14	20	9
Foreign	174	16	590
	188	36	599
	$ (83)	$ 87	$ 375

The (Provision for) benefit from income taxes differs from the expected amount calculated by applying the Company's Canadian statutory rate of 26.9% to Loss before income taxes for 2022, 2021 and 2020 as follows:

(in millions)	2022	2021	2020
Loss before income taxes	$ (129)	$ (1,024)	$ (934)
(Provision for) benefit from income taxes			
Expected benefit from income taxes at Canadian statutory rate	$ 35	$ 275	$ 251
Non-deductible amount of share-based compensation	(19)	(9)	(9)
Adjustments to tax attributes	53	(59)	26
Change in valuation allowance related to foreign tax credits and NOLs	100	28	62
Change in valuation allowance on Canadian deferred tax assets and tax rate changes	24	40	687
Change in uncertain tax positions	(50)	112	(163)
Foreign tax rate differences	(57)	(198)	(128)
Non-deductible portion of Goodwill impairments	(175)	(99)	—
Tax benefit on intra-entity transfers	—	—	(338)
Other	6	(3)	(13)
	$ (83)	$ 87	$ 375

Other consists of immaterial adjustments affecting the tax provision such as those related to the filing of tax returns.

Deferred tax assets and liabilities as of December 31, 2022 and 2021 consist of:

(in millions)	2022	2021
Deferred tax assets:		
Tax loss carryforwards	$ 2,872	$ 2,973
Provisions	859	991
Debt discounts and deferred financing costs	370	—
Research and development tax credits	140	173
Scientific Research and Experimental Development pool	48	52
Tax credit carryforwards	14	14
Deferred revenue	2	3
Prepaid expenses	26	26
Share-based compensation	22	17
Other	24	38
Total deferred tax assets	4,377	4,287
Less valuation allowance	(2,023)	(2,222)
Deferred tax assets net of valuation allowance	2,354	2,065
Deferred tax liabilities:		
Intangible assets	191	188
Plant, equipment and technology	74	44
Outside basis differences	125	110
Total deferred tax liabilities	390	342
Net deferred tax asset	$ 1,964	$ 1,723

The following table presents a reconciliation of the deferred tax asset valuation allowance for 2022, 2021 and 2020:

(in millions)	2022	2021	2020
Balance, beginning of year	$ 2,222	$ 2,252	$ 2,831
Charged to Benefit from income taxes	(124)	(63)	(773)
Charged to other accounts	(75)	33	194
Balance, end of year	$ 2,023	$ 2,222	$ 2,252

The Company's U.S. interest expense is subject to limitation rules which limit U.S. interest expense to 30% of adjusted taxable income, defined similar to EBITDA through 2021 and EBIT thereafter. Disallowed interest can be carried forward indefinitely and any unused interest deduction assessed for recoverability. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was signed into law. The CARES Act also amended the annual limitation on the deduction of interest in the following respects: (i) increasing the limitation to 50% of adjusted taxable income ("ATI"), (ii) providing a rule for a partnership's 2019 section 163(j)-disallowed interest expense and (iii) allowing an election to apply 2019 ATI to the 2020 section 163(j) computation. For corporations, the increase to 50% of ATI applies to all taxable years beginning in 2019 or 2020 and permits taxpayers whose 2020 income will decrease from its 2019 level, an election to apply their 2019 ATI, rather than their 2020 ATI, to their 2020 computation. The Company considered such provisions and expects to fully utilize any interest carry forwards in future periods.

The Company has provided for income taxes in accordance with guidance issued by accounting regulatory bodies, the U.S. Internal Revenue Service and state and local governments through the date of the issuance of these Consolidated Financial Statements. Additional guidance and interpretations can be expected and such guidance, if any, could impact future results. While management continues to monitor these matters, the ultimate impact, if any, as a result of the application of any guidance issued in the future cannot be determined at this time.

The realization of deferred tax assets is dependent on the Company generating sufficient domestic and foreign taxable income in the years that the temporary differences become deductible. A valuation allowance has been provided for the portion of the deferred tax assets that the Company determined is more likely than not to remain unrealized based on estimated future taxable income and tax planning strategies. In 2022, the valuation allowance decreased $199 million primarily due to book taxable income in Canada and the expiration of tax losses in the United States. In 2021, the valuation allowance decreased by $30 million primarily due to book taxable income in Canada, the change in deferred tax assets in Canada and the use of deferred tax assets in the U.S. in connection with internal restructurings.

As of December 31, 2022 and 2021, the Company had accumulated taxable losses available to offset future years' federal and provincial taxable income in Canada of approximately $5,878 million and $6,669 million, respectively. As of December 31, 2022 and 2021, unclaimed ITCs available to offset future federal taxes in Canada were approximately $27 million and $31 million, respectively, which expire in the years 2023 through 2043. In addition, as of December 31, 2022 and 2021, pooled SR&ED expenditures available to offset against future taxable income in Canada were approximately $188 million and $196 million, respectively, which may be carried forward indefinitely. As of December 31, 2022 and 2021, a full valuation allowance against the net Canadian deferred tax assets on the parent company has been provided of $1,869 million and $1,965 million, respectively.

As of December 31, 2022 and 2021, the Company had accumulated taxable losses available to offset future years' federal taxable income in the U.S. of approximately $241 million and $266 million, respectively, including acquired losses which expire in the years 2023 through 2033. While the remaining taxable losses are subject to multiple annual loss limitations as a result of previous ownership changes, the Company believes that the recoverability of the deferred tax assets associated with these taxable losses are more likely than not to be realized. As of December 31, 2022 and 2021 U.S. research and development credits available to offset future years' federal income taxes in the U.S. were approximately $75 million and $119 million, respectively, which includes acquired research and development credits and which expire in the years 2023 through 2042.

As of December 31, 2022 and 2021, the Company had accumulated taxable losses available to offset future years' taxable income in Ireland of approximately $10,691 million and $10,040 million, respectively. As of December 31, 2022, the Company continues to have a capital loss which is offset by a valuation allowance on the portion of the loss for which a benefit is not expected to be realized.

The Company provides for income taxes on the unremitted earnings of its direct foreign affiliates except for its direct U.S. subsidiaries. The Company continues to assert that the unremitted earnings of its U.S. subsidiaries will be permanently reinvested and not repatriated. As of December 31, 2022, the Company estimates that there will be no tax liability

attributable to unremitted earnings of its U.S. subsidiaries. However, future distributions could be subject to U.S. withholding tax.

As of December 31, 2022 and 2021, unrecognized tax benefits (including interest and penalties) were $881 million and $927 million, of which $384 million and $217 million would affect the effective income tax rate, respectively. In 2022 and 2021, the remaining unrecognized tax benefits would not impact the effective tax rate as the tax positions are offset against existing tax attributes or are timing in nature. In 2022 and 2021, the Company recognized net increases to unrecognized tax benefits for current year tax positions of $156 million and $79 million, respectively. The Company recognized a net reduction of $203 million during 2022 and a net reduction of $177 million during 2021 in the unrecognized tax benefits related to tax positions taken in the prior years.

The Company provides for interest and penalties related to unrecognized tax benefits in the provision for income taxes. As of December 31, 2022 and 2021, accrued interest and penalties related to unrecognized tax benefits were approximately $32 million and $41 million, respectively. In 2022, the Company recognized a net decrease of approximately $9 million and, in 2021, recognized an increase of $8 million of interest and penalties, respectively.

The Company and one or more of its subsidiaries file federal income tax returns in Canada, the U.S., and other foreign jurisdictions, as well as various provinces and states in Canada and the U.S. The Company and its subsidiaries have open tax years, primarily from 2013 to 2021, with significant taxing jurisdictions, respectively, including Canada and the U.S. These open years contain certain matters that could be subject to differing interpretations of applicable tax laws and regulations and tax treaties, as they relate to the amount, timing, or inclusion of revenues and expenses, or the sustainability of income tax positions of the Company and its subsidiaries. Certain of these tax years are expected to remain open indefinitely.

Jurisdiction:	Open Years
United States - Federal	2015 - 2021
Canada	2012 - 2021
Germany	2014 - 2021
France	2013 - 2021
Ireland	2018 - 2021
Australia	2018 - 2021
Luxembourg	2017 - 2021

The Internal Revenue Service (the "IRS") completed its examinations of the Company's U.S. consolidated federal income tax returns for the years 2013 and 2014. There were no material adjustments to the Company's taxable income as a result of these examinations. However, the 2014 tax year remains open to the extent of a 2017 capital loss carried back to that year. The Company's annual tax filings for 2015 and 2016 and short period tax return for the period ended September 8, 2017, which was filed as a result of the Company's internal restructuring efforts during 2017 is currently under IRS examination. As part of its examination, the Company received a notice of proposed adjustment from the IRS that would disallow the 2017 Capital Loss resulting from its internal restructuring. The Company has contested this proposed tax deficiency through the IRS administrative appeals process, and if necessary, will continue to contest any proposed tax deficiency through appropriate litigation. Accordingly, no income tax provision has been recorded as of December 31, 2022. If the Company were ultimately unsuccessful in defending its position, and all or a substantial portion of the 2017 capital loss deduction were disallowed, the Company estimates, in a worst-case scenario, that it could be liable for additional income taxes (excluding penalties and interest) of up to $2,100 million, which could have an adverse effect on the Company's financial condition and results of operations.

In January 2023, as part of an alternative dispute resolution process with the IRS, the Company has reached a tentative settlement on the 2017 Capital Loss. This tentative settlement is subject to further review and approvals before it is finalized. The Company expects that the tentative settlement, if finalized without further modification, will affect the Company's 2023 income tax provision, and while such settlement may be material to the Company's results of operations or cash flows in the quarter in which it is recorded, will not be material to its results of operations or cash flows for the year ended December 31, 2023.

The Company is currently under examination by the Canada Revenue Agency ("CRA") for three separate cycles: (a) years 2012 through 2013 (b) years 2014 through 2015, and (c) years 2016 through 2017. The Company believes that the CRA will open an audit cycle for the years 2018 – 2019 in 2023. The Company settled the tax years from 2005 through 2009 with the CRA. The Company had previously filed a Notice of Objection related to the assessment of these years and

reduced net operating losses with a full valuation allowance by CAD 44 million to close these years. The adjustment did not result in a material change to the provision for income taxes. The CRA audits of the 2010 and 2011 tax years were closed in 2016 and resulted in no material adjustments. The Company received an assessment for certain transfer pricing matters in 2012 and 2013 for CAD 85 million and CAD 90 million, respectively. The Company disagrees with the adjustments and has filed a Notice of Objection for 2012 and 2013. The Company settled certain transfer pricing matters relating the 2015 and 2016 tax years resulting in a reduction to its NOLs of approximately CAD 21 million for 2015 and CAD 23 million for 2016. The adjustments for 2015 and 2016 will reduce NOLs currently offset by a full valuation allowance.

The Company's subsidiaries in Germany are under audit for tax years 2014 through 2016. At this time, the Company does not expect that proposed adjustments, if any, would be material to the Company's Consolidated Financial Statements.

On November 8, 2022 the Company's affiliate in Netherlands received an assessment from the Luxembourg Tax Authorities as successor in interest to its affiliate in Luxembourg for tax years 2018 – 2019 for €271.7 million. The Company is vigorously defending its position and no reserves have been recorded.

The Company's subsidiaries in Australia were under audit by the Australian Tax Office for various years beginning in 2010. On August 8, 2017, the Australian Taxation Office ("ATO") issued a notice of assessment for the tax years 2011 through 2017 in the aggregate amount of $117 million, which includes penalties and interest. On April 13, 2022, the Company and the ATO entered into a settlement agreement resulting in an immaterial income tax provision.

The Company's U.S. affiliates remain under examination for various state tax audits in the U.S. for years 2015 through 2021.

Certain affiliates of the Company in regions outside of Canada, the U.S., Germany, Luxembourg and Australia are currently under examination by relevant taxing authorities, and all necessary accruals have been recorded, including uncertain tax benefits. At this time, the Company does not expect that proposed adjustments, if any, would be material to the Company's Consolidated Financial Statements.

The following table presents a reconciliation of the unrecognized tax benefits for 2022, 2021 and 2020:

(in millions)	2022	2021	2020
Balance, beginning of year	$ 927	$ 1,025	$ 1,002
Additions based on tax positions related to the current year	156	79	66
Additions for tax positions of prior years	10	121	171
Reductions for tax positions of prior years	(127)	(129)	(209)
Lapse of statute of limitations	(85)	(169)	(5)
Balance, end of year	$ 881	$ 927	$ 1,025

The Company believes it is reasonably possible that the total amount of unrecognized tax benefits at December 31, 2022 could decrease by approximately $4 million in the next twelve months as a result of the resolution of certain tax and transfer pricing audits and other events.

18. LOSS PER SHARE

Basic and diluted loss per share attributable to Bausch Health Companies Inc. for 2022, 2021 and 2020 was calculated as follows:

(in millions, except per share amounts)	2022	2021	2020
Net loss attributable to Bausch Health Companies Inc.	$ (225)	$ (948)	$ (560)
Basic and diluted weighted-average common shares outstanding	362.0	358.9	355.0
Basic and diluted loss per share attributable to Bausch Health Companies Inc.	$ (0.62)	$ (2.64)	$ (1.58)

In 2022, 2021 and 2020, all potential common shares issuable for stock options and RSUs were excluded from the calculation of diluted loss per share, as the effect of including them would have been anti-dilutive. The dilutive effect of potential common shares issuable for stock options and RSUs on the weighted-average number of common shares outstanding would have been approximately 1,851,000, 4,932,000 and 3,154,000 common shares for 2022, 2021 and 2020, respectively.

Additionally, in 2022, 2021 and 2020, stock options, time-based RSUs and performance-based RSUs to purchase approximately 14,396,000, 3,428,000 and 9,551,000 common shares of the Company, respectively, were not included in the computation of diluted earnings per share because the effect would have been anti-dilutive under the treasury stock method. During 2022 and 2021, an additional 156,000 performance-based RSUs were not included in the computation of diluted earnings per share as the required performance conditions had not been met.

19. SUPPLEMENTAL CASH FLOW DISCLOSURES

Supplemental cash flow disclosures for 2022, 2021 and 2020 are as follows:

(in millions)	2022	2021	2020
Other payments			
Interest paid	$ 1,540	$ 1,419	$ 1,474
Income taxes paid	$ 266	$ 240	$ 162

20. LEGAL PROCEEDINGS

From time to time, the Company becomes involved in various legal and administrative proceedings, which include product liability, intellectual property, commercial, tax, antitrust, governmental and regulatory investigations, related private litigation and ordinary course employment-related issues. From time to time, the Company also initiates actions or files counterclaims. The Company could be subject to counterclaims or other suits in response to actions it may initiate. The Company believes that the prosecution of these actions and counterclaims is important to preserve and protect the Company, its reputation and its assets. Certain of these proceedings and actions are described below. Going forward, in the Company's subsequent Quarterly Reports on Form 10-Q, the Company will only include a description of these matters to the extent there has been a material update with respect thereto during the applicable quarter or to the extent otherwise required by law.

On a quarterly basis, the Company evaluates developments in legal proceedings, potential settlements and other matters that could increase or decrease the amount of the liability accrued. As of December 31, 2022, the Company's Consolidated Balance Sheets includes accrued current loss contingencies of $326 million related to matters which are both probable and reasonably estimable. For all other matters, unless otherwise indicated, the Company cannot reasonably predict the outcome of these legal proceedings, nor can it estimate the amount of loss, or range of loss, if any, that may result from these proceedings. An adverse outcome in certain of these proceedings could have a material adverse effect on the Company's business, financial condition and results of operations, and could cause the market value of its common shares and/or debt securities to decline.

Governmental and Regulatory Inquiries

Investigation by the U.S. Attorney's Office for the District of Massachusetts - re OraPharma

In August 2019, the Company received a subpoena from the U.S. Attorney's Office for the District of Massachusetts (Department of Justice), requesting materials including documents concerning the sales, marketing, coverage and reimbursement of Arestin®, including related support services, and other matters. In February 2023, the Company's subsidiary OraPharma, Inc. entered into a civil settlement agreement with the Department of Justice fully resolving this investigation. Under the terms of the settlement, OraPharma, Inc. has paid a settlement payment of $100,000, plus payment of additional immaterial amounts in applicable interest and other related costs, to resolve the civil False Claims Act ("FCA") investigation. A related complaint brought by a former OraPharma employee pursuant to the FCA and certain state statutes will be dismissed.

Investigation by the U.S. Attorney's Office for the District of Iowa – re OrthoDerm

The Company received a Civil Investigative Demand in May 2021 from the Civil Division of the United States Department of Justice and the United States Attorney's Office for the District of Iowa, requesting documents and other information concerning the sales and marketing of Bryhali®, Duobrii®, Jublia®, and Siliq®. The Company is cooperating with this

investigation. The Company cannot predict the outcome or the duration of this investigation or any other legal proceedings or any enforcement actions or other remedies that may be imposed on the Company arising out of this investigation.

Securities and RICO Class Actions and Related Matters

U.S. Securities Litigation - Opt-Out Litigation

On December 16, 2019, the Company announced that it had agreed to settle, subject to final court approval, the consolidated securities class action filed in the U.S. District Court for the District of New Jersey (In re Valeant Pharmaceuticals International, Inc. Securities Litigation, Case No. 15-cv-07658) (the "Securities Class Action Settlement"). On January 31, 2021, the District Court issued an order granting final approval of this settlement. On February 4, 2021, Timber Hill LLC ("Timber Hill") filed a notice of appeal of the Court's final approval order, which overruled its objections to the allocation of settlement proceeds as between common stock and options. On March 1, 2021, Cathy Lochridge filed a notice of appeal of the Court's final approval order, which overruled her objections as to the attorneys' fees awarded to class counsel. On October 14, 2021, Timber Hill dismissed its appeal of the final approval order. On December 20, 2021, the Third Circuit denied Lochridge's appeal. On January 3, 2022, Lochridge filed a petition for rehearing of the appeal en banc. On May 12, 2022, the Third Circuit denied Lochridge's petition for rehearing en banc. The deadline for Lochridge to file a petition for a writ of certiorari with the U.S. Supreme Court was August 10, 2022 and no petition was filed. As such, the deadline for further appeals has passed and the settlement has become final pursuant to the stipulation of settlement. The matter is now concluded with respect to the Company and all claims have been resolved and discharged as to the Company and its current/former officers and directors.

In October 2015, four putative securities class actions were filed in the U.S. District Court for the District of New Jersey against the Company and certain current or former officers and directors. The allegations related to, among other things, allegedly false and misleading statements and/or failures to disclose information about the Company's business and prospects, including relating to drug pricing, the Company's use of specialty pharmacies, and the Company's relationship with Philidor Rx Services, LLC ("Philidor"). On May 31, 2016, the court entered an order consolidating the four actions under the caption In re Valeant Pharmaceuticals International, Inc. Securities Litigation, Case No. 15-cv-07658. On December 16, 2019, the Company, the current or former officers and directors, ValueAct, and the underwriters announced that they agreed to resolve the securities action for $1,210 million, subject to final court approval. This settlement received final approval from the court on January 31, 2021 and resolved and discharged all claims against the Company in the class action. As part of the settlement, the Company and the other settling defendants admitted no liability as to the claims against it and deny all allegations of wrongdoing. The settlement was subject to appeal of the final court approval (as such appeal is further described above). In order to qualify for a settlement payment all persons and entities that purchased or otherwise acquired the Company securities during the class period must have submitted a proof of claim and release form by May 6, 2020. The settlement payments were paid into an escrow account in accordance with the payment schedule outlined in the settlement agreement. During 2022, the Company's rights to the funds previously paid into the escrow account have been extinguished in accordance with the settlement agreement.

On June 6, 2018, a putative class action was filed in the U.S. District Court for the District of New Jersey against the Company and certain current or former officers and directors. This action, captioned Timber Hill LLC, v. Valeant Pharmaceuticals International, Inc., et al., (Case No. 18-cv-10246), asserts securities fraud claims under Sections 10(b) and 20(a) of the Exchange Act on behalf of a putative class of persons who purchased call options or sold put options on the Company's common stock during the period January 4, 2013 through August 11, 2016. On June 11, 2018, this action was consolidated with In re Valeant Pharmaceuticals International, Inc. Securities Litigation, (Case No. 15-cv-07658). On January 14, 2019, the defendants filed a motion to dismiss the Timber Hill complaint. Briefing on that motion was completed on February 13, 2019. On August 15, 2019, the Court denied the motion to dismiss the Timber Hill action, holding that this complaint was a legal nullity as a result of the June 11, 2018 consolidation order.

In addition to the consolidated putative class action, thirty-seven groups of individual investors in the Company's stock and debt securities have chosen to opt out of the consolidated putative class action and filed securities actions in the U.S. District Court for the District of New Jersey against the Company and certain current or former officers and directors. These actions are captioned: T. Rowe Price Growth Stock Fund, Inc. v. Valeant Pharmaceuticals International, Inc. (Case No. 16-cv-5034) ("T. Rowe."); Equity Trustees Limited as Responsible Entity for T. Rowe Price Global Equity Fund v. Valeant Pharmaceuticals International Inc. (Case No. 16-cv-6127) ("Equity Trustees"); Principal Funds, Inc. v. Valeant Pharmaceuticals International, Inc. (Case No. 16-cv-6128) ("Principal Funds"); BloombergSen Partners Fund LP v. Valeant Pharmaceuticals International, Inc. (Case No. 16-cv-7212) ("Bloombergsen"); Discovery Global Citizens Master Fund, Ltd. v. Valeant Pharmaceuticals International, Inc. (Case No. 16-cv-7321); MSD Torchlight Partners, L.P. v. Valeant Pharmaceuticals International, Inc. (Case No. 16-cv-7324); BlueMountain Foinaven Master Fund, L.P. v. Valeant Pharmaceuticals International, Inc. (Case No. 16-cv-7328) ("BlueMountain"); Incline Global Master LP v. Valeant Pharmaceuticals International, Inc. (Case No. 16-cv-7494); VALIC Company I v. Valeant Pharmaceuticals International,

Inc. (Case No. 16-cv-7496); Janus Aspen Series v. Valeant Pharmaceuticals International, Inc. (Case No. 16-cv-7497) ("Janus Aspen"); Okumus Opportunistic Value Fund, LTD v. Valeant Pharmaceuticals International, Inc. (Case No. 17-cv-6513); Lord Abbett Investment Trust- Lord Abbett Short Duration Income Fund, v. Valeant Pharmaceuticals International, Inc. (Case No. 17-cv-6365) ("Lord Abbett"); Pentwater Equity Opportunities Master Fund LTD v. Valeant Pharmaceuticals International, Inc., et al. (Case No. 17-cv-7552) ("Pentwater"); Public Employees' Retirement System of Mississippi v. Valeant Pharmaceuticals International Inc. (Case No. 17-cv-7625) ("Mississippi"); The Boeing Company Employee Retirement Plans Master Trust v. Valeant Pharmaceuticals International Inc., et al., (Case No. 17-cv-7636); State Board of Administration of Florida v. Valeant Pharmaceuticals International Inc. (Case No. 17-cv-12808); The Regents of the University of California v. Valeant Pharmaceuticals International, Inc. (Case No. 17-cv-13488) ("UC Regents"); GMO Trust v. Valeant Pharmaceuticals International, Inc. (Case No. 18-cv-0089); Första AP Fonden v. Valeant Pharmaceuticals International, Inc. (Case No. 17-cv-12088); New York City Employees' Retirement System v. Valeant Pharmaceuticals International, Inc. (Case No. 18-cv-0032) ("NYCERS"); Hound Partners Offshore Fund, LP v. Valeant Pharmaceuticals International, Inc. (Case No. 18-cv-08705) ("Hound Partners"); Blackrock Global Allocation Fund, Inc. v. Valeant Pharmaceuticals International, Inc. (Case No. 18-cv-0343); Colonial First State Investments Limited As Responsible Entity for Commonwealth Global Shares Fund 1 v. Valeant Pharmaceuticals International, Inc. (Case No. 18-cv-0383); Bharat Ahuja v. Valeant Pharmaceuticals International, Inc. (Case No. 18-cv-0846); Brahman Capital Corp. v. Valeant Pharmaceuticals International, Inc (Case No. 18-cv-0893); The Prudential Insurance Company of America v. Valeant Pharmaceuticals International, Inc. (Case No. 18-cv-01223); Senzar Healthcare Master Fund LP v. Valeant Pharmaceuticals International, Inc. (Case No. 18-cv-02286) ("Senzar"); 2012 Dynasty UC LLC v. Valeant Pharmaceuticals International, Inc. (Case No. 18-cv-08595); Catalyst Dynamic Alpha Fund v. Valeant Pharmaceuticals International, Inc. (Case No. 18-cv-12673) ("Catalyst"); Northwestern Mutual Life Insurance Co., v. Valeant Pharmaceuticals International, Inc. (Case No. 18-cv-15286); Bahaa Aly, et al. v. Valeant Pharmaceuticals International, Inc., (Case No. 18-cv-17393) ("Aly"); Office of the Treasurer as Trustee for the Connecticut Retirement Plans and Trust Funds v. Valeant Pharmaceuticals International, Inc. (Case No. 19-cv-18473) ("Connecticut"); Delaware Public Employees' Retirement System v. Valeant Pharmaceuticals International, Inc. (Case No. 19-cv-18475) ("Delaware"); Maverick Neutral Levered Fund v. Valeant Pharmaceuticals International, Inc. (Case No. 20-cv-02190); Templeton v. Valeant Pharmaceuticals International, Inc. (Case No. 20-cv-05478); USAA Mutual Funds Trust, et al. v. Valeant Pharmaceuticals International, Inc., et al., (Case No. 20-cv-07462); and GIC Private Ltd. v. Valeant Pharmaceuticals International, Inc., (Case No. 20-cv-07460). Sixteen of the thirty-seven opt-out actions have been dismissed; and the total number of remaining opt-out actions pending in the District of New Jersey is twenty-one actions.

These individual shareholder actions assert claims under Sections 10(b) and 20(a) of the Exchange Act. Certain of these individual actions assert additional claims, including claims under Section 18 of the Exchange Act, Sections 11, 12(a)(2) and 15 of the Securities Act, common law fraud, negligent misrepresentation, and claims under the New Jersey Racketeer Influenced and Corrupt Organizations Act. These claims are based on alleged purchases of Company stock, options, and/or debt at various times between January 3, 2013 and August 10, 2016. The allegations in the complaints are similar to those made by plaintiffs in the putative class action. Motions to dismiss were filed in many of these individual actions and the Court has dismissed state law claims including New Jersey Racketeer Influenced and Corrupt Organizations Act, common law fraud, and negligent misrepresentation claims in certain cases. On January 7, 2019, the Court entered a stipulation of voluntary dismissal in the Senzar opt-out action, closing the case. On September 10, 2019, the Court granted defendants' motion to dismiss all claims in the Aly opt-out action. On October 9, 2019, the Aly Plaintiffs filed a notice of appeal to the United States Court of Appeals for the Third Circuit. On June 16, 2021, the Court of Appeals granted plaintiffs' appeal in the Aly action. This action has been remanded to the District Court. On June 19, 2020, the Court entered stipulations of voluntary dismissal in the Catalyst, Mississippi, Connecticut and Delaware actions. On July 13, 2020, the Court entered a stipulation of voluntary dismissal in the NYCERS action. On December 30, 2020, the Court entered a stipulation of voluntary dismissal in the BlueMountain action. On February 18, 2021, and March 10, 2021, the Court entered stipulations of voluntary dismissal in the T. Rowe, BloombergSen, Principal Funds, Pentwater, Lord Abbett, Equity Trustees and UC Regents actions. On April 30, 2021, the Court entered a stipulation of voluntary dismissal in the Florida SBA action. On July 20, 2021, the Court entered a stipulation of voluntary dismissal in the Janus action.

Discovery in the opt-out actions has concluded. Motions for summary judgment were filed on August 1, 2022. Trial dates have not been set in any of the opt-out actions.

The Company disputes the claims against it in the remaining individual opt-out complaints and intends to defend itself vigorously.

Canadian Securities Litigation

In 2015, six putative class actions were filed and served against the Company and certain current or former officers and directors in Canada in the provinces of British Columbia, Ontario and Quebec. These actions are captioned: (a) Alladina v.

Valeant, et al. (Case No. S-1594B6) (Supreme Court of British Columbia) (filed November 17, 2015); (b) Kowalyshyn v. Valeant, et al. (CV-15-540593-00CP) (Ontario Superior Court) (filed November 16, 2015); (c) Kowalyshyn et al. v. Valeant, et al. (CV-15-541082-00CP) (Ontario Superior Court) (filed November 23, 2015); (d) O'Brien v. Valeant et al. (CV-15-543678-00CP) (Ontario Superior Court) (filed December 30, 2015); (e) Catucci v. Valeant, et al. (Court File No. 540-17-011743159, then Court File No. 500-06-000783-163) (Quebec Superior Court) (filed October 26, 2015) and (f) Rousseau-Godbout v. Valeant, et al. (Court File No. 500-06-000770-152) (Quebec Superior Court) (filed October 27, 2015). The Company is also aware of two additional putative class actions that were filed with the applicable court but which have not been served on the Company and the factual allegations made in these actions are substantially similar to those outlined herein. These actions are captioned: (i) Okeley v. Valeant, et al. (Case No. S-159991) (Supreme Court of British Columbia) (filed December 2, 2015) and (ii) Sukenaga v Valeant et al. (CV-15-540567-00CP) (Ontario Superior Court) (filed November 16, 2015).

The actions generally allege violations of Canadian provincial securities legislation on behalf of putative classes of persons who purchased or otherwise acquired securities of the Company for periods commencing as early as January 1, 2013 and ending as late as November 16, 2015. The alleged violations relate to the same matters described in the U.S. Securities Litigation description above.

Each of these putative class actions, other than the Catucci action in the Quebec Superior Court, was discontinued. In the Catucci action, on August 29, 2017, the judge granted the plaintiffs leave to proceed with their claims under the Quebec Securities Act and authorized the class proceeding. On October 26, 2017, the plaintiffs issued their Judicial Application Originating Class Proceedings.

After a hearing on November 11, 2019, the court approved a settlement in the Catucci action between the class members and the Company's auditors and the action was dismissed as against them.

On August 4, 2020, the Company entered into a settlement agreement with the plaintiffs in Catucci, on behalf of the class, pursuant to which it agreed to resolve the Catucci action for the amount of CAD 94,000,000 plus payment of an additional amount to cover notice and settlement administration costs and disbursements. As part of the settlement, the Company and the other defendants admitted no liability as to the claims against it and deny all allegations of wrongdoing. Court approval of the settlement was granted after a hearing on November 16, 2020. The Catucci action has now been dismissed against the Company, its current and former directors and officers, its underwriters and its insurers.

In addition to the class proceedings described above, on April 12, 2018, the Company was served with an application for leave filed in the Quebec Superior Court of Justice to pursue an action under the Quebec Securities Act against the Company and certain current or former officers and directors. This proceeding is captioned BlackRock Asset Management Canada Limited et al. v. Valeant, et al. (Court File No. 500-11-054155-185). The allegations in the proceeding are similar to those made by plaintiffs in the Catucci class action. On June 18, 2018, the same BlackRock entities filed an originating application (Court File No. 500-17-103749-183) against the same defendants asserting claims under the Quebec Civil Code in respect of the same alleged misrepresentations.

The Company is aware that certain other members of the Catucci class exercised their opt-out rights prior to the June 19, 2018 deadline. On February 15, 2019, one of the entities which exercised its opt-out rights, the California State Teachers' Retirement System ("CalSTRS"), served the Company with an application in the Quebec Superior Court of Justice for leave to pursue an action under the Quebec Securities Act against the Company, certain current or former officers and directors of the Company and its auditor. That proceeding is captioned California State Teachers' Retirement System v. Bausch Health Companies Inc. et al. (Court File No. 500-11-055722-181). The allegations in the proceeding are similar to those made by the plaintiffs in the Catucci class action and in the BlackRock opt-out proceedings. On that same date, CalSTRS also served the Company with proceedings (Court File No. 500-17-106044-186) against the same defendants asserting claims under the Quebec Civil Code in respect of the same alleged misrepresentations.

On February 3, 2020, the Quebec Superior Court granted the applications of CalSTRS and BlackRock for leave to pursue their respective actions asserting claims under the Quebec Securities Act. On June 16, 2020, the Quebec Court of Appeal granted the defendants leave to appeal that decision. The appeal was heard on September 29, 2021 and, by judgment dated October 29, 2021, the appeals were dismissed.

On October 8 and 9, 2020, respectively, CalSTRS amended its proceedings to, among other things, include a new alleged misrepresentation concerning the accounting treatment of "price appreciation credits" in respect of Glumetza[®] during the period covered by the claims. A hearing was held on February 17, 2021 with respect to whether CalSTRS would be permitted to file the proposed amended proceedings. On June 9, 2021, the Quebec Superior Court granted the Company's application to strike the new allegations from its Quebec Securities Act claim, but permitted the amendments to its claim under the Quebec Civil Code. On December 8, 2021, CalSTRS delivered its amended pleadings.

On March 17, 2021, four additional opt-outs from the Catucci class issued a Statement of Claim in the Ontario Superior Court of Justice. That proceeding is captioned The Bank of Korea et al. v. Valeant Pharmaceuticals International Inc. et al. (Court File No. 21-006589666-0000). In addition, these plaintiffs also served and filed a motion for leave to pursue claims under the Ontario Securities Act. The allegations in this proceeding are similar to those made by the plaintiffs in the Catucci class action and the plaintiffs in the opt-out actions described above.

The Company believes that it has viable defenses in each of these actions. In each case, the Company intends to defend itself vigorously.

RICO Class Actions

Between May 27, 2016 and September 16, 2016, three actions were filed in the U.S. District Court for the District of New Jersey against the Company and various third-parties (these actions were subsequently consolidated), alleging claims under the federal Racketeer Influenced Corrupt Organizations Act ("RICO") on behalf of a putative class of certain third-party payors that paid claims submitted by Philidor for certain Company-branded drugs between January 2, 2013 and November 9, 2015. The consolidated complaint alleges, among other things, that the defendants committed predicate acts of mail and wire fraud by submitting or causing to be submitted prescription reimbursement requests that misstated or omitted facts regarding: (1) the identity and licensing status of the dispensing pharmacy; (2) the resubmission of previously denied claims; (3) patient co-pay waivers; (4) the availability of generic alternatives; and (5) the insured's consent to renew the prescription. The complaint further alleges that these acts constitute a pattern of racketeering or a racketeering conspiracy in violation of the RICO statute and caused plaintiffs and the putative class unspecified damages, which may be trebled under the RICO statute. On August 4, 2021, the Company executed a stipulation of settlement for this action and, on August 17, 2021, the Court preliminarily approved the settlement. On December 6, 2021 the Special Master overseeing this litigation issued a report and recommendation recommending final approval of the settlement, and on February 22, 2022 the settlement was approved by the district court. The time to appeal the district court's final approval order expired on March 24, 2022, and the settlement has resolved and discharged all claims against the Company in this action.

Insurance Coverage Lawsuit

On December 7, 2017, the Company filed a lawsuit against its insurance companies that issued insurance policies covering claims made against the Company, its subsidiaries, and its directors and officers during two distinct policy periods, (i) 2013-14 and (ii) 2015-16. The lawsuit is currently pending in the United States District Court for the District of New Jersey (Valeant Pharmaceuticals International, Inc., et al. v. AIG Insurance Company of Canada, et al.; Case No. 3:18-CV-00493). In the lawsuit, the Company seeks coverage for: (i) the costs of defending and resolving claims brought by former shareholders and debtholders of Allergan, Inc. in In re Allergan, Inc. Proxy Violation Securities Litigation and Timber Hill LLC, individually and on behalf of all others similarly situated v. Pershing Square Capital Management, L.P., et al. (the "Allergan Securities Litigation") (under the 2013-2014 coverage period) and (ii) costs incurred and to be incurred in connection with the securities class actions and opt-out cases described in this section and the SEC Investigation and certain of the other investigations described under "Complete or Inactive Matters" in Note 20, "LEGAL PROCEEDINGS," to the Company's Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC and the CSA on February 24, 2021 and under "Governmental and Regulatory Inquiries" and "Complete or Inactive Matters" in Note 21, "LEGAL PROCEEDINGS," to the Company's Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC and the CSA on February 19, 2020 (under the 2015-2016 coverage period).

On July 20, 2021, the Company entered into settlement agreements with the insurers in the 2015-2016 coverage period in which the Company agreed to resolve its claims for insurance coverage in connection with the U.S. Securities Litigation and the Canadian Securities Litigation and related opt-out litigation and related investigations matters described above. On that same day, the Company entered into settlement agreements with two of its insurers in the 2013-2014 coverage period in which the Company agreed to resolve its claims against those two insurers only for insurance coverage in connection with the Allergan Securities Litigation. As a result of all of the settlement agreements entered into with the insurers on July 20, 2021, the Company has received an aggregate sum of $213 million. The Company's insurance claims with respect to the Allergan Securities Litigation against the remaining insurers in the 2013-2014 coverage period remain pending.

Hound Partners Lawsuit

In October 2018, Hound Partners Offshore Fund, LP, Hound Partners Long Master, LP and Hound Partners Concentrated Master, LP, filed a lawsuit against the Company in the Superior Court of New Jersey Law Division/Mercer County that asserts claims for common law fraud, negligent misrepresentation, and violations of the New Jersey Racketeer Influenced and Corrupt Organizations Act. The Company disputes the claims and intends to vigorously defend this matter.

Antitrust

Glumetza Antitrust Litigation

Between August 2019 and July 2020, eight (8) putative antitrust class actions and four (4) non-class complaints naming the Company, Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc. and Santarus, Inc. (for purposes of this subsection, collectively, the "Company"), among other defendants, were filed or transferred to the Northern District of California. Three (3) of the class actions were filed by plaintiffs seeking to represent a class of direct purchasers. The purported classes of direct purchasers filed a consolidated first amended complaint and a motion for class certification in April 2020. The court certified a direct purchaser class in August 2020. The putative class action complaints filed by end payer purchasers have all been voluntarily dismissed. Three (3) of the non-class complaints were filed by direct purchasers. The fourth non-class complaint, asserting claims based on both direct and indirect purchases, was filed by an insurer plaintiff in July 2020 and subsequently amended in September 2020. In December 2020, the court denied the Company's motion to dismiss as to the insurer plaintiff's direct claims but dismissed the insurer plaintiff's indirect claims. On February 2, 2021, the insurer plaintiff's motion for leave to amend its complaint was denied.

These actions were consolidated and coordinated in *In re Glumetza Antitrust Litigation*, Case No. 3:19-cv-05822-WHA (the "*In re Glumetza Antitrust Litigation*"). The lawsuits alleged that a 2012 settlement of a patent litigation regarding Glumetza® delayed generic entry in exchange for an agreement not to launch an authorized generic of Glumetza® or grant any other company a license to do so. The complaints alleged that the settlement agreement resulted in higher prices for Glumetza® and its generic equivalent both prior to and after generic entry. Both the class and non-class plaintiffs sought damages under federal antitrust laws for claims based on direct purchases.

On February 8, 2021, the insurer plaintiff filed an action asserting its indirect (state law) claims in the Superior Court of Alameda County, California against the Company and others (the "State Court Action") (discussed in further detail below, *see Glumetza State-Law Insurer Litigations*).

On July 26, 2021, the Company reached an agreement in principle and, thereafter, on September 14, 2021, executed a final settlement agreement to resolve the class plaintiffs' claims for $300 million, subject to court approval. On August 1, 2021, the Company also reached an agreement in principle to resolve the non-class direct purchaser plaintiffs' claims, described above, for additional consideration. A final settlement agreement with the non-class direct purchaser plaintiffs was executed on August 6, 2021. As part of the settlements, the Company admitted no liability as to the claims against it and denied all allegations of wrongdoing. On September 20, 2021, the insurer plaintiff voluntarily dismissed its claims in the consolidated federal action. By stipulation, the insurer plaintiff has asserted its direct opt-out claims in the State Court Action, resulting in the consolidation of all of its opt-out claims in the State Court Action.

On September 22, 2021, the court granted preliminary approval of the class settlement agreement and vacated the October 2021 trial date and all other pre-trial deadlines in the consolidated actions. On February 3, 2022, the court granted final approval of the class settlement and ordered dismissal of the class plaintiffs' claims. The deadline to appeal the final approval of the class settlement has now passed, and the settlements have resolved and discharged all asserted class and direct purchaser non-class claims against the Company in the *In re Glumetza Antitrust Litigation*.

Generic Pricing Antitrust Litigation

The Company's subsidiaries, Oceanside Pharmaceuticals, Inc. ("Oceanside"), Bausch Health US, LLC (formerly Valeant Pharmaceuticals North America LLC) ("Bausch Health US") and Bausch Health Americas, Inc. (formerly Valeant Pharmaceuticals International) ("Bausch Health Americas") (for the purposes of this paragraph, collectively, the "Company"), are defendants in multidistrict antitrust litigation ("MDL") entitled In re: Generic Pharmaceuticals Pricing Antitrust Litigation, pending in the United States District Court for the Eastern District of Pennsylvania (MDL 2724, 16-MD-2724). The lawsuits seek damages under federal and state antitrust laws, state consumer protection and unjust enrichment laws and allege that the Company's subsidiaries entered into a conspiracy to fix, stabilize, and raise prices, rig bids and engage in market and customer allocation for generic pharmaceuticals. The lawsuits, which have been brought as putative class actions by direct purchasers, end payers, and indirect resellers, and as direct actions by direct purchasers, end payers, insurers, States, and various Counties, Cities, and Towns, have been consolidated into the MDL. There are also additional, separate complaints which have been consolidated in the same MDL that do not name the Company or any of its subsidiaries as a defendant. There are cases pending in the Court of Common Pleas of Philadelphia County against the Company and other defendants related to the multidistrict litigation, but no complaint has been filed in the cases. The cases have been placed in deferred status. The Company disputes the claims against it and continues to defend itself vigorously.

Additionally, Bausch Health Companies Inc. and certain U.S. and Canadian subsidiaries (for the purposes of this paragraph, collectively the "Company") have been named as defendants in a proposed class proceeding entitled Kathryn Eaton v. Teva Canada Limited, et al. in the Federal Court in Toronto, Ontario, Canada (Court File No. T-607-20). The

plaintiff seeks to certify a proposed class action on behalf of persons in Canada who purchased generic drugs in the private sector, alleging that the Company and other defendants violated the Competition Act by conspiring to allocate the market, fix prices, and maintain the supply of generic drugs, and seeking damages under federal law. The proposed class action contains similar allegations to the In re: Generic Pharmaceuticals Pricing Antitrust Litigation pending in the United States Court for the Eastern District of Pennsylvania. The Company disputes the claims against it and intends to defend itself vigorously.

These lawsuits cover products of both Bausch + Lomb and the Company's businesses. It is anticipated that Bausch + Lomb and the Company will split the fees and expenses associated with defending these claims, as well as any potential damages or other liabilities awarded in or otherwise arising from these claims, in the manner set forth in the Master Separation Agreement between Bausch Health and Bausch + Lomb.

Glumetza State-Law Insurer Litigations

On February 8, 2021, the insurer plaintiff from the federal *In re Glumetza Antitrust Litigation*, Case No. 3:19-cv-05822-WHA (N.D. Cal.) (the "*In re Glumetza Antitrust Litigation*") (discussed in further detail above), Humana Inc. ("Humana"), filed an action asserting its indirect (state law) claims in the Superior Court of Alameda County, California against the Company and others (the "State Court Action"). The State Court Action alleges that a 2012 settlement of a patent litigation regarding Glumetza® delayed generic entry in exchange for an agreement not to launch an authorized generic of Glumetza® or grant any other company a license to do so. The State Court Action alleges that the settlement agreement resulted in higher prices for Glumetza® and its generic equivalent both prior to and after generic entry. On September 20, 2021, the parties stipulated that Humana's direct opt-out claims from *In re Glumetza Antitrust Litigation*, discussed above, were deemed asserted in the State Court Action.

Defendants' demurrer in the State Court Action was heard on September 22, 2021. On November 29, 2021, the court denied the motion in part and granted it in part as to certain state law claims, with leave to amend. Humana did not amend the complaint. Defendants' answers were filed on February 3, 2022.

On April 5, 2022, Health Care Service Corporation filed an action with similar substantive allegations and similar indirect (state law) claims in the Superior Court of Alameda County, California against the Company and others. Defendants' answers were filed on June 17, 2022. On November 28, 2022, the Court consolidated this action with the State Court Action for trial and pretrial purposes (the "Consolidated State Case"). Trial is currently scheduled to start in January 2024 in the Consolidated State Case.

The Company disputes the claims and intends to vigorously defend these matters.

Intellectual Property

Patent Litigation/Paragraph IV Matters

From time to time, the Company (and/or certain of its affiliates) is also party to certain intellectual property litigation proceedings in the United States and Canada, including as arising from claims filed against the Company or by the Company (or that the Company anticipates filing within the required time periods) related to certain products sold by or on behalf of the Company, which may be in connection with Notices of Paragraph IV Certification (in the United States) and Notices of Allegation (in Canada) received from third-party generic manufacturers, where such products include Xifaxan® 200 mg and 550 mg, Arazlo®, Colazal®, Duobrii®, Lumify®, Nuvessa® and Trulance® in the United States and Jublia® in Canada.

Xifaxan® Paragraph IV Proceedings

On February 17, 2020, the Company and Alfasigma S.p.A. ("Alfasigma") received a Notice of Paragraph IV Certification from Norwich Pharmaceuticals Inc. ("Norwich"), in which Norwich asserted that the U.S. patents listed in the FDA's Orange Book for the Company's Xifaxan® tablets, 550 mg, are either invalid, unenforceable and/or will not be infringed by the commercial manufacture, use or sale of Norwich's generic rifaximin tablets, 550 mg, for which an Abbreviated New Drug Application ("ANDA") has been filed by Norwich. The Company, through its subsidiaries Salix Pharmaceuticals, Inc. and Bausch Health Ireland Limited, holds the New Drug Application for Xifaxan® and owns or exclusively licenses (from Alfasigma) these patents. On March 26, 2020, certain of the Company's subsidiaries and Alfasigma filed suit against Norwich in the U.S. District Court for the District of Delaware (Case No. 20-cv-00430) pursuant to the Hatch-Waxman Act, alleging infringement by Norwich of one or more claims of the Xifaxan® Patents, thereby triggering a 30-month stay of the approval of Norwich's ANDA for rifaximin tablets, 550 mg. Xifaxan® is protected by 27 patents covering the composition of matter and the use of Xifaxan® listed in the FDA's Approved Drug Products with Therapeutic Equivalence Evaluations, or the Orange Book. Trial in this matter was held in March 2022. The court issued a final judgment on August

10, 2022, (the "Norwich Legal Decision"), finding that the U.S. Patents protecting the use of Xifaxan® (rifaximin) 550 mg tablets for the reduction in risk of hepatic encephalopathy ("HE") recurrence valid and infringed and the U.S. Patents protecting the composition, and use of Xifaxan® for treating IBS-D invalid. The Norwich Legal Decision prevents FDA approval of Norwich's 550 mg ANDA until October 2029. The Company appealed the Norwich Legal Decision to the U.S. Court of Appeals for the Federal Circuit on August 16, 2022. Following the Company's appeal, Norwich claimed to have removed the HE indication from its existing ANDA and then filed a motion in the District Court requesting modification of the Norwich Legal Decision to permit the FDA to approve their ANDA before October 2029. The Company opposed this motion and awaits a decision on the motion from the District Court. The Company remains confident in the strength of the Xifaxan® patents and intends to vigorously defend its intellectual property.

Duobrii® Paragraph IV Proceedings

On July 23, 2020, the Company received a Notice of Paragraph IV Certification from Perrigo Israel Pharmaceuticals, Ltd. (now Padagis LLC) ("Padagis"), in which Padagis asserted that certain U.S. patents, each of which is listed in the FDA's Orange Book for Duobrii® (halobetasol propionate and tazarotene) lotion, are either invalid, unenforceable and/or will not be infringed by the commercial manufacture, use or sale of Padagis' generic lotion, for which an ANDA has been filed by Padagis. On August 28, 2020, the Company filed suit against Padagis pursuant to the Hatch-Waxman Act, alleging infringement by Padagis of one or more claims of the Duobrii® Patents, thereby triggering a 30-month stay of the approval of the Padagis ANDA. On September 3, 2020, this action was consolidated with the action between the Company and Padagis described below, regarding Padagis' ANDA for generic Bryhali® (halobetasol propionate) lotion. Following a three-day trial in October 2022, on December 1, 2022, the District Court issued a final decision in favor of Bausch, finding the Bryhali® and Duobrii® patents valid and infringed by Padagis. The District Court dismissed the lawsuit on February 3, 2023.

In June 2022, the Company received a Notice of Paragraph IV Certification from Taro Pharmaceuticals Inc. ("Taro"), in which Taro asserted that certain U.S. patents, each of which is listed in the FDA's Orange Book for Duobrii® (halobetasol propionate and tazarotene) lotion, are either invalid, unenforceable and/or will not be infringed by the commercial manufacture, use, sale, offer for sale, or importation of Taro's generic lotion, for which an ANDA has been filed by Taro. On July 21, 2022, the Company filed suit against Taro pursuant to the Hatch-Waxman Act, alleging infringement by Taro of one or more claims of the Duobrii® Patents and triggering a 30-month stay of the approval of the Taro ANDA.

The Company remains confident in the strength of the Duobrii® patents and intends to vigorously defend its intellectual property.

Bryhali® Paragraph IV Proceedings

On March 20, 2020, the Company received a Notice of Paragraph IV Certification from Padagis, in which Padagis asserted that certain U.S. patents, each of which is listed in the FDA's Orange Book for Bryhali® (halobetasol propionate) lotion, 0.01% are either invalid, unenforceable and/or will not be infringed by the commercial manufacture, use or sale of Padagis' generic halobetasol propionate lotion, for which an ANDA has been filed by Padagis. On May 1, 2020, the Company filed suit against Padagis pursuant to the Hatch-Waxman Act, alleging infringement by Padagis of one or more claims of the Bryhali® patents, thereby triggering a 30-month stay of the approval of the Padagis ANDA for halobetasol propionate lotion. On September 3, 2020, this action was consolidated with the action between the Company and Padagis described above, regarding Padagis' ANDA for generic Duobrii® (halobetasol propionate and tazarotene) lotion. Following a three-day trial in October 2022, on December 1, 2022, the District Court issued a final decision in favor of Bausch, finding the Bryhali® and Duobrii® patents valid and infringed by Padagis. The District Court dismissed the lawsuit on February 3, 2023.

Trulance® Paragraph IV Proceedings

In April 2021, the Company commenced litigation against MSN Laboratories Private Ltd. ("MSN") and Mylan Pharmaceuticals Inc., ("Mylan") alleging patent infringement by MSN's and Mylan's filing of their ANDA for generic Trulance® (plecanatide) 3mg tablets. This suit had been filed following receipt of a Notice of Paragraph IV Certification from each of MSN and Mylan, in which they had each asserted that the U.S. patents listed in the FDA's Orange Book for the Company's Trulance® tablets, 3 mg, were invalid, unenforceable and/or would not be infringed by the commercial manufacture, use or sale of their respective generic plecanatide tablets, 3 mg. The filing of these suits triggered a 30-month stay of the approval of the MSN and Mylan ANDAs for plecanatide tablets.

In January 2023, the Company commenced litigation against Aurobindo Pharma Limited ("Auro") alleging patent infringement by Auro's filing of their ANDA for generic Trulance® (plecanatide) 3mg tablets. This suit had been filed following receipt of a Notice of Paragraph IV Certification from Auro, in which it asserted that the U.S. patent listed in the

FDA's Orange Book for the Company's Trulance® tablets, 3 mg, were invalid, unenforceable and/or would not be infringed by the commercial manufacture, use or sale of Auro's generic plecanatide tablets, 3 mg. The filing of this suit triggered a 30-month stay of the approval of the Auro ANDA for plecanatide tablets.

The Company remains confident in the strength of the Trulance® patents and intends to vigorously pursue this matter and defend its intellectual property.

PreserVision® AREDS Patent Litigation

PreserVision® AREDS and PreserVision® AREDS 2 are over the counter eye vitamin formulas for those with moderate-to-advanced age-related degeneration ("AMD"). The PreserVision® U.S. formulation patent expired in March 2021, but a patent covering methods of using the formulation remains in force into 2026. Bausch & Lomb Incorporated ("B&L Inc.") has filed patent infringement proceedings against 19 named defendants in 16 proceedings, claiming infringement of these patents and, in certain circumstances, related unfair competition and false advertising causes of action. Twelve of these proceedings were subsequently settled; two resulted in a default. As of the date of this filing, there are two ongoing actions: (1) Bausch & Lomb Inc. & PF Consumer Healthcare 1 LLC v. ZeaVision LLC, C.A. No. 6:20-cv-06452-CJS (W.D.N.Y.); and (2) Bausch & Lomb Inc. & PF Consumer Healthcare 1 LLC v. SBH Holdings LLC, C.A. No. 20-cv-01463-VAC-CJB (D. Del.). Bausch + Lomb remains confident in the strength of these patents and B&L Inc. intends to continue to vigorously pursue these matters and defend its intellectual property.

Patent Litigation against Certain Ocuvite and PreserVision

On June 22, 2021, ZeaVision, LLC ("ZeaVision") filed a complaint for patent infringement against certain of the Ocuvite® and PreserVision® products in the Eastern District of Missouri (Case No. 4:21-cv-00739-RWS). On June 29, 2021, ZeaVision amended its complaint to assert a second patent against certain of the Ocuvite® and PreserVision® products. On November 16, 2021, ZeaVision filed an additional complaint for patent infringement to assert a third patent against certain of the PreserVision® products (Case No. 4:21-cv-01352-RWS). On March 1, 2022, the cases were consolidated. On March 10, 2022, the court granted Bausch + Lomb's motion to stay all proceedings pending inter partes review. On July 1, 2022, ZeaVision filed a motion to partially lift the stay to allow Case No. 4:21-cv-01352-RWS to proceed, and this motion was denied. The Company disputes the claims and intends to vigorously defend this matter.

Lumify® Paragraph IV Proceedings

On August 16, 2021, B&L Inc. received a Notice of Paragraph IV Certification from Slayback Pharma LLC ("Slayback"), in which Slayback asserted that certain U.S. patents, each of which is listed in the FDA's Orange Book for Lumify® (brimonidine tartrate solution) drops (the "Lumify Patents"), are either invalid, unenforceable and/or will not be infringed by the commercial manufacture, use or sale of Slayback's generic drops, for which an ANDA has been filed by Slayback. B&L Inc., through its affiliate Bausch + Lomb Ireland Limited, exclusively licenses the Lumify Patents from Eye Therapies, LLC ("Eye Therapies"). On September 10, 2021, B&L Inc., Bausch + Lomb Ireland Limited and Eye Therapies filed suit against Slayback pursuant to the Hatch-Waxman Act, alleging infringement by Slayback of one or more claims of the Lumify Patents, thereby triggering a 30-month stay of the approval of the Slayback ANDA.

On January 20, 2022, B&L Inc. received a Notice of Paragraph IV Certification from Lupin Ltd. ("Lupin"), in which Lupin asserted that certain U.S. patents, each of which is listed in the FDA's Orange Book for Lumify® (brimonidine tartrate solution) drops (the "Lumify Patents"), are either invalid, unenforceable and/or will not be infringed by the commercial manufacture, use or sale of Lupin's generic brimonidine tartrate solution, for which its ANDA No. 216716 has been filed by Lupin. On February 2, 2022, B&L Inc., Bausch + Lomb Ireland Limited and Eye Therapies filed suit against Lupin pursuant to the Hatch-Waxman Act, alleging patent infringement by Lupin of one or more claims of the Lumify Patents, thereby triggering a 30-month stay of the approval of the Lupin ANDA.

B&L Inc. remains confident in the strength of the Lumify® related patents and B&L Inc. intends to vigorously defend its intellectual property.

Inter Partes Review Proceedings at the U.S. Patent and Trademark Office

In addition, patents covering the Company's branded pharmaceutical products may be challenged in proceedings other than court proceedings, including inter partes review ("IPR") at the U.S. Patent & Trademark Office. The proceedings operate under different standards from district court proceedings, and are often completed within 18 months of institution. IPR challenges have been brought against patents covering the Company's branded pharmaceutical products.

Following Acrux DDS's IPR petition, the U.S. Patent and Trial Appeal Board ("PTAB"), in May 2017, instituted inter partes review for an Orange Book-listed patent covering Jublia® (U.S. Patent No. 7,214,506 (the "'506 Patent")) and, on

June 6, 2018, issued a written determination invalidating such patent. An appeal of this decision was filed on August 7, 2018. On March 13, 2020, the Court of Appeals for the Federal Circuit reversed this decision and remanded the matter back to the PTAB for further proceedings. As a result of a settlement, a joint motion to terminate the proceedings was filed on November 12, 2020 and, on January 8, 2021, the PTAB granted this motion. The '506 Patent, therefore, remains valid and enforceable and expires in 2026. Jublia® is covered by sixteen Orange Book-listed patents owned by the Company or its licensor, which expire in the years 2028 through 2035. In August and September 2018, the Company received notices of the filing of a number of ANDAs with paragraph IV certification, and has timely filed patent infringement suits against these ANDA filers, and, in addition, the Company has also commenced certain patent infringement proceedings in Canada. All cases in the U.S. regarding Jublia® have been settled. Three lawsuits are pending in Canada regarding Jublia® against Apotex Inc. and Pharmascience Inc.

Mylan and MSN have filed IPR petitions for certain U.S. patents listed in the FDA Orange Book for Trulance® (plecanatide). On March 21, 2022, Mylan filed a petition for IPR of U.S. Patent No. 7,041,786. On October 12, 2022, MSN also filed a petition for IPR of U.S. Patent No. 7,041,786 and the PTAB then issued a decision on December 14, 2022, instituting MSN's IPR and joining it with Mylan's IPR. On June 10, 2022, Mylan filed petitions for IPR of U.S. Patent Nos. 9,610,321, 9,616,097, 9,919,024 and 9,925,231. In the Company's favor, the PTAB issued decisions on Jan. 4, 2022, denying Mylan's petitions.

The Company remains confident in the strength of these patents and intends to vigorously defend its intellectual property.

Product Liability

Shower to Shower® Products Liability Litigation

Since 2016, the Company has been named in a number of product liability lawsuits involving the Shower to Shower® body powder product acquired in September 2012 from Johnson & Johnson; due to dismissals, twenty-six (26) of such product liability suits currently remain pending. In three (3) cases pending in the Atlantic County, New Jersey Multi-County Litigation, agreed stipulations of dismissal have been entered by the Court, thus dismissing the Company from those cases. Potential liability (including its attorneys' fees and costs) arising out of these remaining suits is subject to full indemnification obligations of Johnson & Johnson owed to the Company and its affiliates, and legal fees and costs will be paid by Johnson & Johnson. Twenty-five (25) of these lawsuits filed by individual plaintiffs allege that the use of Shower to Shower® caused the plaintiffs to develop ovarian cancer, mesothelioma or breast cancer. The allegations in these cases include failure to warn, design defect, manufacturing defect, negligence, gross negligence, breach of express and implied warranties, civil conspiracy concert in action, negligent misrepresentation, wrongful death, loss of consortium and/or punitive damages. The damages sought include compensatory damages, including medical expenses, lost wages or earning capacity, loss of consortium and/or compensation for pain and suffering, mental anguish anxiety and discomfort, physical impairment and loss of enjoyment of life. Plaintiffs also seek pre- and post-judgment interest, exemplary and punitive damages, and attorneys' fees. Additionally, two proposed class actions have been filed in Canada against the Company and various Johnson & Johnson entities (one in the Supreme Court of British Columbia and one in the Superior Court of Quebec), on behalf of persons who have purchased or used Johnson & Johnson's Baby Powder or Shower to Shower®. The class actions allege the use of the product increases certain health risks (British Columbia) or negligence in failing to properly test, failing to warn of health risks, and failing to remove the products from the market in a timely manner (Quebec). The plaintiffs in these actions are seeking awards of general, special, compensatory and punitive damages. On November 17, 2020, the British Columbia court issued a judgment declining to certify a class as to the Company or Shower to Shower®, and at this time no appeal of that judgment has been filed. On December 16, 2021, the plaintiff in the British Columbia class action filed a Second Amended Notice of Civil Claim and Application for Certification, removing the Company as a defendant; as a result, the British Columbia class action is concluded as to the Company.

Johnson & Johnson, through one or more subsidiaries, has purported to have completed a Texas divisional merger with respect to any talc liabilities at Johnson & Johnson Consumer, Inc. ("JJCI"). LTL Management, LLC ("LTL"), the resulting entity of the divisional merger, assumed JJCI's talc liabilities and thereafter filed for Chapter 11 bankruptcy protection in the United States Bankruptcy Court for the Western District of North Carolina. Pursuant to court orders entered in November 2021, the case was transferred to the United States District Court for the District of New Jersey (the "Bankruptcy Court"), and substantially all cases related to Johnson & Johnson's talc liability were stayed for a period of sixty (60) days pursuant to a preliminary injunction. Notwithstanding the divisional merger and LTL's bankruptcy case, the Company and its affiliates continue to have indemnification claims and rights against Johnson & Johnson and LTL pursuant to the terms of the indemnification agreement entered into between JJCI and its affiliates and the Company and its affiliates, which indemnification agreement remains in effect. As a result, it is the Company's current expectation that it will not incur any material impairments with respect to its indemnification claims as a result of the divisional merger or the bankruptcy. In December 2021, certain talc claimants filed motions to dismiss the bankruptcy case. Shortly thereafter, LTL

filed a motion in the Bankruptcy Court to extend the 60-day preliminary injunction. On February 25, 2022, the Bankruptcy Court entered orders denying the motions to dismiss and extending the preliminary injunction staying substantially all cases subject to the indemnification agreement related to Johnson & Johnson's talc liability through at least June 29, 2022, which it later extended indefinitely. The order denying the motions to dismiss and the order extending the preliminary injunction were subject to appeal and the Bankruptcy Court certified their appeals directly to the United States Court of Appeals for the Third Circuit. On May 11, 2022, the Third Circuit granted authorization for the parties to proceed with their direct appeals. Oral argument before the Third Circuit was held on September 19, 2022. On January 30, 2023, a unanimous three-judge Third Circuit Court of Appeals panel issued its decision directing the Bankruptcy Court to dismiss LTL's bankruptcy case, concluding that LTL was not in financial distress and could not file a bankruptcy case in good faith. LTL has filed a petition for rehearing *en banc* from the Third Circuit. If the bankruptcy case is ultimately dismissed, the Company's position vis a vis J&J would return to the status quo prior to the filing. The litigation against the Company and other defendants will no longer be stayed, and LTL and J&J will continue to have indemnification obligations running to the Company and its affiliates for Shower-to-Shower related product liability litigation.

During the pendency of the appeal, the Bankruptcy Court was considering competing motions by Debtor LTL to extend its exclusive period to file a chapter 11 plan and the talc claimants to terminate LTL's exclusivity. In light of the Third Circuit's decision, on January 31, 2023, the Bankruptcy Court adjourned any hearing on the exclusivity motions to March 20, 2023.

To the extent that any cases proceed during the pendency of the bankruptcy case, or if the case is ultimately dismissed, it is the Company's expectation that Johnson & Johnson, in accordance with the indemnification agreement, will continue to vigorously defend the Company in each of the remaining actions.

General Civil Actions

U.S. Securities Litigation - New Jersey Declaratory Judgment Lawsuit

On March 24, 2022, the Company and Bausch + Lomb were named in a declaratory judgment action in the Superior Court of New Jersey, Somerset County, Chancery Division, brought by certain individual investors in the Company's common shares and debt securities who are also maintaining individual securities fraud claims against the Company and certain current or former officers and directors as part of the U.S. Securities Litigation. This action seeks a declaratory judgment that alleged transfers of certain Company assets to Bausch + Lomb would constitute a voidable transfer under the New Jersey Voidable Transactions Act and that Bausch + Lomb would be liable for damages, if any, awarded against the Company in the individual opt-out actions. The declaratory judgment action alleges that the future potential separation of Bausch + Lomb from the Company by distribution of Bausch + Lomb stock to the Company's shareholders would leave the Company with inadequate financial resources to satisfy these plaintiffs' alleged securities fraud damages in the underlying individual opt-out actions. None of the plaintiffs in this declaratory judgment action have obtained a judgment against the Company in the underlying individual opt-out actions and the Company disputes the claims against it in those underlying actions. The underlying individual opt-out actions assert claims under Sections 10(b) and 20(a) of the Exchange Act, and certain actions assert claims under Section 18 of the Exchange Act. The allegations in those underlying individual opt out actions are made against the Company and several of its former officers and directors only and relate to, among other things, allegedly false and misleading statements made during the 2013-2016 time period by the Company and/or failures to disclose information about the Company's business and prospects including relating to drug pricing and the use of specialty pharmacies. On March 31, 2022, the Company and Bausch + Lomb removed the action to the U.S. District Court for the District of New Jersey. On April 29, 2022, Plaintiffs filed a motion to remand. On November 29, 2022, the District Court granted Plaintiffs' remand motion and the case was remanded to the Superior Court. On December 8, 2022, Plaintiffs filed a proposed Order to Show Cause and motion for a preliminary injunction, and sought interim relief including expedited discovery. On December 13, 2022, the Court denied Plaintiffs' proposed Order to Show Cause and stayed discovery pending the resolution of the Company and Bausch + Lomb's forthcoming motions to dismiss, while instructing the Company to provide certain notice to Plaintiffs of the intended completion of the distribution referenced above under certain circumstances. On December 22, 2022, Plaintiffs filed an amended complaint. On January 11, 2023, the Company and Bausch + Lomb moved to dismiss the amended complaint. That motion is pending. Both the Company and Bausch + Lomb dispute the claims in this declaratory judgment action and intend to vigorously defend this matter.

California Proposition 65 Related Matter

On June 19, 2019, plaintiffs filed a proposed class action in California state court against Bausch Health US and Johnson & Johnson (Gutierrez, et al. v. Johnson & Johnson, et al., Case No. 37-2019-00025810-CU-NP-CTL), asserting claims for purported violations of the California Consumer Legal Remedies Act, False Advertising Law and Unfair Competition Law in connection with their sale of talcum powder products that the plaintiffs allege violated Proposition 65 and/or the

California Safe Cosmetics Act. This lawsuit was served on Bausch Health US in June 2019 and was subsequently removed to the United States District Court for the Southern District of California, where it is currently pending. Plaintiffs seek damages, disgorgement of profits, injunctive relief, and reimbursement/restitution. Bausch Health US filed a motion to dismiss Plaintiffs' claims, which was granted in April 2020 without prejudice. In May 2020, Plaintiffs filed an amended complaint and in June 2020, filed a motion for leave to amend the complaint further, which was granted. In August 2020, Plaintiffs filed the Fifth Amended Complaint. On January 22, 2021, the Court granted the motion to dismiss with prejudice. On February 19, 2021, Plaintiffs filed a Notice of Appeal with the Ninth Circuit Court of Appeals. On July 1, 2021, Appellants (Plaintiffs) filed their opening brief; Appellees' response briefs were filed on October 8, 2021. This matter was stayed by the Ninth Circuit on December 7, 2021, due to the preliminary injunction entered by the Bankruptcy Court in the LTL bankruptcy proceeding. This stay included Appellants' reply brief deadline, which was previously due to be filed on or before December 2, 2021. On March 9, 2022, the Ninth Circuit issued an order extending the stay through July 29, 2022. On July 29, 2022, Johnson & Johnson filed a status report in the Gutierrez appeal, outlining the developments since the last status report and the imposition of the stay. Johnson & Johnson noted that following a July 26, 2022, hearing, the Bankruptcy Court left the preliminary injunction in place, and asked the Ninth Circuit to continue to stay this action while the bankruptcy preliminary injunction remained in place. On January 20, 2023, the Ninth Circuit extended the stay until February 17, 2023. On February 17, 2023, Johnson & Johnson requested the court afford it sixty (60) days – until April 18, 2023, or seven (7) days following any lifting of the LTL Bankruptcy Court's preliminary injunction – whichever comes earliest – to provide an additional status report about the bankruptcy proceeding and the Third Circuit dismissal for which LTL has requested a rehearing.

The Company and Bausch Health US dispute the claims against them and intend to defend this lawsuit vigorously.

New Mexico Attorney General Consumer Protection Action

The Company and Bausch Health US were named in an action brought by State of New Mexico ex rel. Hector H. Balderas, Attorney General of New Mexico, in the County of Santa Fe New Mexico First Judicial District Court (New Mexico ex rel. Balderas v. Johnson & Johnson, et al., Civil Action No. D-101-CV-2020-00013, filed on January 2, 2020), alleging consumer protection claims against Johnson & Johnson and Johnson & Johnson Consumer, Inc., the Company and Bausch Health US related to Shower to Shower® and its alleged causal link to mesothelioma and other cancers. In April 2020, Bausch Health US filed a motion to dismiss, which in September 2020, the Court granted in part as to the New Mexico Medicaid Fraud Act and New Mexico Fraud Against Taxpayers Act claims and denied as to all other claims. The State of New Mexico brings claims against all defendants under the New Mexico Unfair Practices Act and other common law and equitable causes of action, alleging defendants engaged in wrongful marketing, sale and promotion of talcum powder products. The lawsuit seeks to recover the cost of the talcum powder products as well as the cost of treating asbestos-related cancers allegedly caused by those products. Bausch Health US filed its answer on November 16, 2020. On December 30, 2020 Johnson & Johnson filed a Motion for Partial Judgment on the Pleadings and on January 4, 2021, Bausch Health US filed a joinder to that motion, which was denied on March 8, 2021. Trial is scheduled to begin on May 30, 2023.

On July 14, 2022, LTL filed an adversary proceeding in the Bankruptcy Court (Case No. 21-30589, Adv. Pro. No. 22-01231) against the State of New Mexico ex rel. Hector H. Balderas, Attorney General, and a motion seeking an injunction barring the New Mexico Attorney General from continuing to prosecute the action while the bankruptcy case is pending. A hearing was held on September 14, 2022, and on October 4, 2022, the Bankruptcy Court entered an order granting the injunction. The New Mexico and Mississippi Attorneys General appealed the order granting the preliminary injunction and sought direct appeal to the Third Circuit. The Bankruptcy Court certified the matter for direct appeal to the Third Circuit Court of Appeals.

The Company and Bausch Health US dispute the claims against them and intend to defend this lawsuit vigorously.

Other General Civil Actions

Doctors Allergy Formula Lawsuit

In April 2018, Doctors Allergy Formula, LLC ("Doctors Allergy"), filed a lawsuit against Bausch Health Americas in the Supreme Court of the State of New York, County of New York, asserting breach of contract and related claims under a 2015 Asset Purchase Agreement, which purports to include milestone payments that Doctors Allergy alleges should have been paid by Bausch Health Americas. Doctors Allergy claims its damages are not less than $23 million. Bausch Health Americas has asserted counterclaims against Doctors Allergy. Bausch Health Americas filed a motion seeking an order granting Bausch Health Americas summary judgment on its counterclaims against Plaintiff and dismissing Plaintiff's claims against it. The motion was fully briefed as of May 2021. The Court held a hearing on the motion on January 25,

2022. The motion remains pending. Bausch Health Americas disputes the claims against it and intends to continue to defend itself vigorously.

Litigation with Former Salix CEO

On January 28, 2019, former Salix Ltd. CEO and director Carolyn Logan filed a lawsuit in the Delaware Court of Chancery, asserting claims for breach of contract and declaratory relief. On November 19, 2021, Logan amended her complaint to add a claim for breach of the implied covenant of good faith and fair dealing. The lawsuit arises out of the contractual termination of approximately $30 million in unvested equity awards following the determination by the Salix Ltd. Board of Directors that Logan intentionally engaged in wrongdoing that resulted, or would reasonably be expected to result, in material harm to Salix Ltd., or to the business or reputation of Salix Ltd. Logan seeks the restoration of the unvested equity awards and a declaration regarding certain rights related to indemnification. On June 20, 2019, the Court entered an order staying the claim for declaratory relief pending the final resolution of the breach of contract claim. Trial is scheduled to commence on April 10, 2023.

The Company disputes the claims against it in each of these matters and intends to vigorously defend the matters.

21. COMMITMENTS AND CONTINGENCIES

The Company has commitments related to capital expenditures of approximately $42 million as of December 31, 2022.

Under certain agreements, the Company may be required to make payments contingent upon the achievement of specific developmental, regulatory, or commercial milestones. As of December 31, 2022, the Company believes it is reasonably possible that it may potentially make milestone and license fee payments, including sales-based milestone payments, of approximately $250 million over time, in the aggregate, to third parties for products currently under development or being marketed, primarily consisting of the following:

- Under the terms of a June 2013 distribution and supply agreement with Mylan Pharmaceuticals Inc. (as assignee of Spear Pharmaceuticals, Inc and Spear Dermatology Products Inc.), the Company may be required to make sales-based milestone payments. The Company believes it is reasonably possible that these payments over time may approximate $35 million, in the aggregate.

- Under the terms of an April 2019 agreement with Mitsubishi Tanabe Pharma Corporation, the Company has acquired an exclusive license to develop and commercialize MT-1303 (amiselimod), a late-stage oral compound that targets the sphingosine 1-phosphate receptor that plays a role in autoimmune diseases, such as Inflammatory Bowel Disease and ulcerative colitis. The Company may be required to make development and sales-based milestone payments over time of up to $60 million, in the aggregate, as well as royalties on future sales.

- Under the terms of a December 2019 agreement with Novaliq GmbH, Bausch + Lomb has acquired an exclusive license for the commercialization and development in the U.S. and Canada of NOV03 (perfluorohexyloctane), an investigational drug to treat Dry Eye Disease associated with Meibomian gland dysfunction and may be required to make sales-based milestone payments. The Company believes it is reasonably possible that these payments over time may approximate $48 million, in the aggregate, as well as royalties on future sales.

- Under the terms of an October 2020 agreement with Eyenovia, Inc., Bausch + Lomb has acquired an exclusive license in the U.S. and Canada for the development and commercialization of an investigational microdose formulation of atropine ophthalmic solution, which is being investigated for the reduction of pediatric myopia progression, also known as nearsightedness, in children ages 3-12. Under the terms of the agreement, the Company may be required to make development and sales-based milestone payments. The Company believes it is reasonably possible that these payments over time may approximate $35 million, in the aggregate.

- Under the terms of a May 2020 agreement with STADA Arzneimittel AG and its development partner, Xbrane Biopharma AB, to commercialize in the U.S. and Canada a biosimilar candidate to Lucentis (ranibizumab), Bausch + Lomb may be required to make development and sales-based milestone payments.

Due to the nature of these arrangements, the future potential payments related to the attainment of the specified milestones over a period of several years are inherently uncertain. As of December 31, 2022, no accruals related to the aforementioned agreements exist because the milestone targets are not yet probable of being achieved.

Indemnification Provisions

In the normal course of business, the Company enters into agreements that include indemnification provisions for product liability and other matters. These provisions are generally subject to maximum amounts, specified claim periods and other conditions and limits. In addition, the Company is obligated to indemnify its officers and directors in respect of any legal claims or actions initiated against them in their capacity as officers and directors of the Company in accordance with applicable law. Pursuant to such indemnities, the Company is indemnifying certain former officers and directors in respect of certain litigation and regulatory matters. As of December 31, 2022 and 2021, no material amounts were accrued for the Company's obligations under these indemnification provisions.

22. SEGMENT INFORMATION

Reportable Segments

The following is a brief description of the Company's segments:

- **The Salix segment** consists of sales in the U.S. of GI products. Sales of the Xifaxan® product line represented approximately 80% of the Salix segment's revenues.

- **The International segment** consists of sales, with the exception of sales of Bausch + Lomb products and Solta aesthetic medical devices, outside the U.S and Puerto Rico of branded pharmaceutical products, branded generic pharmaceutical and OTC products.

- **The Solta Medical segment** consists of global sales of Solta Medical ("Solta") aesthetic medical devices.

- **The Diversified Products segment** consists of sales in the U.S. of: (i) pharmaceutical products in the areas of neurology and certain other therapeutic classes, (ii) generic products, (iii) Ortho Dermatologics (dermatological products) and (iv) dentistry products.

- **The Bausch + Lomb segment** consists of global sales of Bausch + Lomb Vision Care, Surgical and Ophthalmic Pharmaceuticals products.

Segment profit is based on operating income after the elimination of intercompany transactions. Certain costs, such as Amortization of intangible assets, Asset impairments, including loss on assets held for sale, Restructuring, integration, separation and IPO costs, and Other expense, net, are not included in the measure of segment profit, as management excludes these items in assessing segment financial performance.

Corporate includes the finance, treasury, certain research and development programs, tax and legal operations of the Company's businesses and incurs certain expenses, gains and losses related to the overall management of the Company, which are not allocated to the other business segments. In assessing segment performance and managing operations, management does not review segment assets. Furthermore, a portion of share-based compensation is considered a corporate cost, since the amount of such expense depends on company-wide performance rather than the operating performance of any single segment.

Segment Revenues and Profit

Segment revenues and profits for the years 2022, 2021 and 2020 were as follows:

(in millions)	2022	2021	2020
Revenues:			
Salix	$ 2,090	$ 2,074	$ 1,904
International	988	1,166	1,181
Solta Medical	300	308	253
Diversified Products	978	1,121	1,274
Bausch + Lomb	3,768	3,765	3,415
Total revenues	$ 8,124	$ 8,434	$ 8,027
Segment profit:			
Salix	$ 1,489	$ 1,493	$ 1,338
International	324	403	386
Solta Medical	135	167	131
Diversified Products	612	722	814
Bausch + Lomb	874	958	909
Total	3,434	3,743	3,578
Corporate	(828)	(792)	(619)
Amortization of intangible assets	(1,215)	(1,375)	(1,645)
Goodwill impairments	(824)	(469)	—
Asset impairments, including loss on assets held for sale	(15)	(234)	(114)
Restructuring, integration, separation and IPO costs	(63)	(50)	(22)
Other expense, net	(35)	(373)	(502)
Operating income	454	450	676
Interest income	14	7	13
Interest expense	(1,464)	(1,426)	(1,534)
Gain (loss) on extinguishment of debt	875	(62)	(59)
Foreign exchange and other	(8)	7	(30)
Loss before income taxes	$ (129)	$ (1,024)	$ (934)

Certain reclassifications have been made to segment revenue and profit in order for the prior years to conform to current year presentation. These reclassifications are not material.

Capital Expenditures

Capital expenditures by segment for the years 2022, 2021 and 2020 were as follows:

(in millions)	2022	2021	2020
Capital expenditures:			
Salix	$ 3	$ 2	$ 3
International	21	22	29
Solta Medical	3	2	4
Diversified Products	1	—	—
Bausch + Lomb	178	201	253
	206	227	289
Corporate	14	42	13
Total capital expenditures	$ 220	$ 269	$ 302

Revenues by Product and by Product Category

Revenues for the Company's top ten products for the years 2022, 2021 and 2020 represented 49%, 43% and 41% of total product sales, respectively. Revenues by segment and product category were as follows:

(in millions)	Salix		International		Solta Medical		Diversified Products		Bausch + Lomb		Total	
					For the year ended December 31, 2022							
Pharmaceuticals	$	2,090	$	279	$	—	$	826	$	481	$	3,676
Devices		—		—		300		—		1,572		1,872
OTC		—		151		—		7		1,453		1,611
Branded and Other Generics		—		527		—		120		240		887
Other revenues		—		31		—		25		22		78
	$	2,090	$	988	$	300	$	978	$	3,768	$	8,124

	Salix		International		Solta Medical		Diversified Products		Bausch + Lomb		Total	
					For the year ended December 31, 2021							
Pharmaceuticals	$	2,066	$	259	$	—	$	924	$	514	$	3,763
Devices		—		—		308		—		1,595		1,903
OTC		—		136		—		7		1,389		1,532
Branded and Other Generics		—		738		—		167		239		1,144
Other revenues		8		33		—		23		28		92
	$	2,074	$	1,166	$	308	$	1,121	$	3,765	$	8,434

	Salix		International		Solta Medical		Diversified Products		Bausch + Lomb		Total	
					For the year ended December 31, 2020							
Pharmaceuticals	$	1,899	$	255	$	—	$	1,020	$	506	$	3,680
Devices		—		—		253		—		1,313		1,566
OTC		—		112		—		7		1,311		1,430
Branded and Other Generics		—		775		—		219		254		1,248
Other revenues		5		39		—		28		31		103
	$	1,904	$	1,181	$	253	$	1,274	$	3,415	$	8,027

Geographic Information

Revenues are attributed to a geographic region based on the location of the customer for the years 2022, 2021 and 2020 were as follows:

(in millions)	2022	2021	2020
U.S. and Puerto Rico	$ 4,836	$ 4,887	$ 4,791
China	413	490	341
Canada	351	343	331
Poland	278	280	238
Mexico	276	256	225
Japan	200	230	226
France	203	208	179
Russia	181	160	137
Germany	147	154	144
United Kingdom	115	116	86
Spain	84	88	78
South Korea	77	76	68
Italy	76	80	71
Other	887	1,066	1,112
	$ 8,124	$ 8,434	$ 8,027

Certain reclassifications have been made and are reflected in the table above.

Long-lived assets consisting of property, plant and equipment, net of accumulated depreciation, are attributed to geographic regions based on their physical location as of December 31, 2022 and 2021 were as follows:

(in millions)	2022	2021
U.S. and Puerto Rico	$ 725	$ 743
Ireland	363	336
Canada	126	123
Germany	89	87
Poland	65	75
Mexico	46	45
France	44	39
China	26	30
Serbia	23	25
Italy	20	21
Other	73	74
	$ 1,600	$ 1,598

Major Customers

Customers that accounted for 10% or more of total revenues were as follows:

	2022	2021	2020
AmerisourceBergen Corporation	18%	18%	17%
McKesson Corporation	15%	16%	17%
Cardinal Health, Inc.	13%	12%	13%

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2150 St. Elzéar Blvd. West
Laval, Quebec H7L 4A8
Canada
(800) 361-1448
www.bauschhealth.com